9/28



06017198

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banca Intesa S.p.A.

*CURRENT ADDRESS Piazzi Paolo Ferrari 10
Milan
Italy

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2006
THOMSON
FINANCIAL

FILE NO. 82- 35020 FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	[X]	AR/S	(ANNUAL REPORT)	[X]
12G32BR	(REINSTATEMENT)	[ ]	SUPPL	(OTHER)	[ ]
DEF 14A	(PROXY)	[ ]			

OICF/BY: MA
DAT : 9/28/06



Banca Intesa

ANNUAL REPORT 2005

This is an English translation of an excerpt of the Italian original "Bilanci 2005" and has been prepared solely for the convenience of the reader. The volume contains the complete translation of Gruppo Intesa's consolidated financial statements and the translation of certain parts of the Parent Company's financial statements deemed to be of particular interest.
The version in Italian takes precedence and will be made available to interested readers upon request to Banca Intesa S.p.A.
Corporate image and marketing communications Via Monte di Pietà, 8 - 20121 Milano, Italy
Fax +39 02 879.62898/63638.

Report and consolidated financial statements for 2005

Banca Intesa S.p.A.
Registration number on the Milano Company Register and Fiscal Code 00799960158 Share capital 3,596,249,720.96 euro fully paid-in Member of the National Interbank Deposit Guarantee Fund and of the National Guarantee Fund, included in the National Register of Banks No. 5361 and Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups.

Contents

Board of Directors, General Management, Board of Statutory Auditors and Independent Auditors

Board of Directors

Chairman	*	Giovanni BAZOLI
Deputy Chairmen	*	Giampio BRACCHI
		René CARRON
Managing Director and Chief Executive Officer	*	Corrado PASSERA
Directors		Giovanni ANCARANI
		Francesco ARCUCCI
		Benito BENEDINI
		Antoine BERNHEIM
		Jean Frédéric DE LEUSSE
		Gilles DE MARGERIE
		Alfonso DESIATA
	*	Ariberto FASSATI
	*	Giancarlo FORESTIERI
		Paolo FUMAGALLI
		Giangiacomo NARDOZZI
		Georges PAUGET (as of 24/01/2006)
		Eugenio PAVARANI
		Giovanni PERISSINOTTO
		Mariano RIESTRA
		Ugo RUFFOLO
		Eric STRUTZ
		Gino TROMBI

* *Members of the Executive Committee*

General Management

General Manager	Corrado PASSERA

Board of Statutory Auditors

Chairman	Gianluca PONZELLINI
Auditors	Rosalba CASIRAGHI
	Paolo Andrea COLOMBO
	Franco DALLA SEGA
	Livio TORIO

Independent Auditors RECONTA ERNST & YOUNG

Chairman's Letter

Distinguished Shareholders.

At the end of a year which certain events have made crucial and at the beginning of another, 2006, which already appears to be just as important for the development of the Italian banking system, I want to repeat certain thoughts which I expressed in my speech at the last Meeting of the Shareholders of the Bank of Italy, regarding the role of banks in the economic and social system in Italy and in the wider context of the European Union. Thoughts which, many months on, still seem extremely actual.

The banking industry must face a new and difficult challenge: competition between banks from the EU Countries in a free market system.
In the last few years, in view of this challenge, Italian banks have undergone profound transformations and are now capable of competing on even terms with international players, in the full respect of market rules.
Further aggregations, which are favoured by many to increase critical mass and therefore competitiveness, must be motivated and justified by precise industrial projects that ensure value for shareholders and advantages for customers. Shareholders must agree with the strategies while customers will decree the success of the transactions.

In today's Europe, with 25 member Countries, it would be antihistoric to bar the way to the market and free competition for national or local interests. However, it is not possible to consider the attention that banks in every Country pay to the problems of industry and the growth prospects of companies in their local territories an anachronistic defence of particular interests.
Furthermore, we must bear in mind that only today the Italian industrial system is showing signs of recovery – this, at least, is our perception and hope – from a recessive phase which was among the most severe in the last decades during which banks provided companies, with an unfailing attention and in certain cases in a decisive manner, the necessary economic support.

Gruppo Intesa is aware of the great meaning of the new consolidation phase for the Italian banking industry. And it is ready to play the role it is assigned in consideration of its national presence and its heritage, its business potential and its shareholders.

The financial statements which we submit to Your approval are the first prepared using the new international accounting principles. As is generally known these were issued by the International Accounting Standards Board, and were endorsed by the European Commission and by the Italian Legislator and are applied as of 2005 by all companies listed in the markets of the European Union for the purpose of making information provided by companies to the market uniform, comparable and of better quality thus safeguarding investors and favouring market development. The process under way aimed at harmonising regulations – in addition to IAS there is also the new Basel agreement for the determination of capital requirements for banks, which will come into effects as of next year – is a necessary precondition for the market to continue to expand and interrelation between the various players to become increasingly frequent and intense.

Also 2005, as the previous year, presents absolutely positive results. Net income reached, also thanks to extraordinary components, 3,025 million euro, with a 64% growth rate with respect to the previous period.
This enables to propose to the Shareholders' Meeting a significant increase in dividends, in line with the objectives of the 2005 – 2007 Business Plan, approved by the Board last July.

Giovanni Bazoli

Milano, 28th March 2006

Gruppo Intesa - Financial highlights and financial ratios (°)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Statement of income (in millions of euro)				
Net interest income	5,285	4,979	306	6.1
Net fee and commission income	3,904	3,473	431	12.4
Profits (Losses) on trading	675	656	19	2.9
Operating income	10,029	9,257	772	8.3
Operating costs	-5,516	-5,507	9	0.2
Operating margin	4,513	3,750	763	20.3
Net adjustments to loans	-715	-806	-91	-11.3
Net income	3,025	1,841	1,184	64.3
Balance sheet (in millions of euro)				
Loans to customers	169,478	159,369	10,109	6.3
Financial assets / liabilities held for trading	29,818	27,777	2,041	7.3
Financial assets available for sale	4,379	4,883	-504	-10.3
Investments	9,181	8,288	893	10.8
Total assets	273,535	274,600	-1,065	-0.4
Direct customer deposits	187,590	180,521	7,069	3.9
Indirect customer deposits	287,800	271,516	16,284	6.0
of which assets under management	*59,045*	*51,014*	*8,031*	*15.7*
Net interbank position	-4,660	-5,655	-995	-17.6
Shareholders' equity	16,705	13,969	2,736	19.6
Operating structure				
Number of employees	60,778	60,476	302	
- Italy	*42,062*	*42,682*	*-620*	
- Abroad	*18,716*	*17,794*	*922*	
Number of branches	3,970	3,929	41	
- Italy	*3,106*	*3,121*	*-15*	
- Abroad	*864*	*808*	*56*	

(°) Figures from the reclassified statement of income and reclassified balance sheet as described in the report on operations.

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations, related liabilities and income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

	2005	2004 including IAS 39 (*)
Balance sheet ratios (%)		
Loans to customers / Total assets	62.0	58.0
Investments [a] / Total assets	3.4	3.0
Direct customer deposits / Total assets	68.6	65.7
Assets under management / Indirect customer deposits	20.5	18.8
Statement of income ratios (%)		
Net interest income / Operating income	52.7	53.8
Net fee and commission income / Operating income	38.9	37.5
Operating costs / Operating income	55.0	59.5
Net income / Average total assets (ROA)	1.1	0.7
Net income / Average shareholders' equity (ROE) [b]	22.3	15.8
Adjusted net income / Adjusted average shareholders' equity (adjusted ROE) [c]	24.8	16.9
Income (Loss) before tax from continuing operations / Risk-weighted assets [d]	2.2	1.5
Economic Value Added (E.V.A.) [e] (in millions of euro)	1,752	681
Risk ratios (%)		
Net doubtful loans / Loans to customers	0.7	0.6
Cumulated adjustments on doubtful loans / Gross doubtful loans to customers	69.3	70.7
Capital at Risk (C.a.R.) [f] - average for the year (in millions of euro)	25.6	18.4
Capital at Risk (C.a.R.) [f] - year-end (in millions of euro)	36.6	16.5
Capital ratios (%) [g]		
Tier 1 capital [h] net of preference shares / Risk-weighted assets (Core Tier 1)	7.10	6.69
Tier 1 capital [h] / Risk-weighted assets	7.94	7.64
Total capital [i] / Risk-weighted assets	10.34	11.02
Risk-weighted assets (in millions of euro)	190,038	182,042
Basic earnings per share (basic EPS) [l] - euro	**0.470**	**0.292**
Diluted earnings per share (diluted EPS) [m] - euro	**0.469**	**0.290**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations, related liabilities and income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

(a) Investments include investments held to maturity, investments in associates and companies subject to joint control, property, equipment and intangible assets.

(b) Ratio between net income and weighted average of share capital, share premium reserve, reserves and valuation reserves.

(c) Ratio between net income inclusive of the change in the period in valuation reserves on assets available for sale and weighted average of share capital, share premium reserve, reserves and valuation reserves (excluding the aforementioned change in valuation reserves on assets available for sale).

(d) Total risk-weighted assets based on the relevant credit or market risk. The latter have not been restated to consider the change in the consolidation area.

(e) The indicator represents the economic value generated in the year in favour of shareholders, since it is the portion of net income which remains after having remunerated shareholders' equity via the cost of capital. The latter represents the opportunity cost and is determined using the Capital Asset Pricing Model.

(f) The indicator probabilistically measures, in terms of average or period-end figures, market risks of the trading portfolio defined as the sum of Value at Risk (VaR) in time-series simulation, delta-gamma-vega VaR (DGV) and correlated and non-correlated simulations on illiquid parameters, using a 99% confidence level and 1 working-day holding period.

(g) Figures for 2004 have not been restated to consider the change in the consolidation area.

(h) Paid-in share capital, share premium reserve and reserves and retained earnings minus treasury shares, goodwill, intangible assets and after the application of so-called "prudential filters" set out by supervisory regulations.

(i) Tier 1 capital plus eligible subordinated liabilities, valuation reserves, with the application of so-called "prudential filters", net of equity investments as set out by supervisory regulations.

(l) Net income attributable to holders of ordinary shares compared to the weighted average number of ordinary shares outstanding.

(m) The dilutive effect is connected to the issue of ordinary shares following the potential exercise of all the stock options set out in the relevant assignment plan.

Gruppo Intesa - Financial highlights and financial ratios by business area(°)

	Retail Division		Italian Subsidiary Banks Division		International Subsidiary Banks Division		Corporate Division	
	2005	2004 including IAS 39 (*)	2005	2004 including IAS 39 (*)	2005	2004 including IAS 39 (*)	2005	2004 including IAS 39 (*)
Statement of income (in millions of euro)								
Operating income	5,358	4,951	1,520	1,415	1,156	984	1,903	1,798
Operating costs	-2,956	-2,981	-765	-739	-657	-595	-798	-820
Operating margin	2,402	1,970	755	676	499	389	1,105	978
Balance sheet (in millions of euro)								
Loans to customers	81,160	75,917	25,472	22,997	11,837	9,534	46,896	43,898
Direct customer deposits	76,577	82,289	26,222	24,614	13,149	11,794	37,187	31,833
Risk-weighted assets	79,451	76,870	26,355	24,302	16,330	13,525	52,454	50,414
Allocated capital	4,919	4,738	1,581	1,458	983	813	3,147	3,025
Statement of income ratios (%)								
Operating costs / Operating income	55.2	60.2	50.3	52.2	56.8	60.5	41.9	45.6
Income (Loss) before tax from continuing operations / Allocated capital	39.5	35.1	34.4	35.5	35.3	30.8	34.6	24.3
Income (Loss) before tax from continuing operations / Risk-weighted assets	2.4	2.2	2.1	2.1	2.1	1.9	2.1	1.5
Economic Value Added (E.V.A.) (in millions of euro)	832	659	166	160	163	100	484	241

(°) Figures from the reclassified statement of income and reclassified balance sheet as described in the report on operations.

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations, related liabilities and income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Gruppo Intesa in 2005 and the Business Plan Executive summary

Gruppo Intesa in 2005

The positive results achieved in 2005 met the targets of the 2003 – 2005 Business Plan enabling Banca Intesa to maintain the commitments made with shareholders and the market, with customers and collaborators.
The Group's profitability significantly increased, with a consolidated net income exceeding 3 billion euro, up by 64% compared to 2004 restated using IAS/IFRS. Unit dividend proposed for ordinary shares is 22 cents, more than double that of the previous year.
Thanks to increased profitability, improved credit quality and the significant reduction in the risk profile of assets, regulatory capital is at far higher levels than those required by regulations in force.
The results achieved by our Group in the last three years, despite the unfavourable economic context, enable to confirm the profitability targets which the new Business Plan, presented last summer, set for the 2005 – 2007 three-year period.

The 2005 consolidated statement of income recorded operating income amounting to 10,029 million euro, up by 8.3% compared to 9,257 million euro of 2004.
Net interest income amounted to 5,285 million euro, up by 6.1% compared to 4,979 million euro of 2004; net fee and commission income equalled 3,904 million euro, with a 12.4% increase, compared to 3,473 million euro of 2004, driven by placement of insurance products (almost doubled, from 221 million euro to 411 million euro), dealing and placement of securities (from 233 million euro to 470 million euro) and by fees on credit and debit cards (+7.5%), whereas commissions on portfolio management decreased (-5.5%, from 805 million euro to 761 million euro).
Profits on trading amounted to 675 million euro, up by 2.9% with respect to the 656 million euro of 2004.
Operating costs equalled 5,516 million euro, basically in line with the figure for 2004. The increase of personnel expenses, up by approximately 1% following the registration of 63 million euro of charges related to the stock granting plan which entails the assignment, for free, of shares to all employees, was offset by a decrease, also close to 1%, of administrative expenses, following a rise in growth-related expenses and a decline in other structure costs.
Consequently, operating margin amounted to 4,513 million euro, up by 20.3% compared to 3,750 million euro of 2004. The cost/income ratio recorded a significant improvement, from over 59% to 55%.
Net provisions and adjustments (provisions for risks and charges, adjustments to loans and adjustments to other assets) amounted to 1,159 million euro, down by 1.7% with respect to 1,179 million euro of 2004, despite the prudential strengthening of Allowances for risks and charges. Profits (Losses) on investments held to maturity and on other investments recorded a positive balance of 834 million euro – with respect to 217 million euro of 2004 – mostly due to the profit of 682 million euro related to the strategic agreement with Crédit Agricole for asset management activities.
Income before tax from continuing operations equalled 4,182 million euro, up by 50% compared to 2,788 million euro of 2004.
After the registration of taxes for 1,082 million euro, consolidated net income amounted to 3,025 million euro, with a 64.3% increase with respect to the previous year. The Parent Company's net income amounted to 1,564 million euro, compared to 1,234 million euro of the previous year.
EVA® (Economic Value Added), which basically measures value creation resulting from the difference between return on and cost of capital employed, more than doubled and reached 1,752 million euro with respect to 681 million euro of 2004.

As regards consolidated balance sheet aggregates as at 31st December 2005, loans to customers amounted to 169 billion euro, up by 6.3% with respect to as at 31st December 2004 restated using IAS/IFRS and excluding figures related to the sale of doubtful loans.
Customer deposits under administration equalled 475 billion euro, with a 5.1% increase compared to as at 31st December 2004 restated on a consistent basis. Direct deposits amounted to 187 billion euro, up by 3.9% with respect to as at 31st December 2004 and indirect deposits reached 288 billion euro, with a 6% increase compared to as at 31st December 2004. It must also be noted that the agreement with Crédit Agricole for asset management activities led Gruppo Intesa's indirect customer deposits to decline by approximately 20 billion euro, as a result of the deconsolidation of the portion of Nextra's assets under management collected by networks which do not belong to the Group.
Assets under management – which after the closing of the aforementioned agreement no longer includes mutual funds – reached 59 billion euro, with a 15.7% growth rate with respect to as at 31st December 2004 attributable to both individual portfolio management schemes (+12.8%) and bancassurance (in 2005 the Group placed life insurance policies amounting to approximately 8.3 billion euro).
As concerns capital ratios as at 31st December 2005, the Core Tier 1 ratio equalled 7.1% (with respect to 6.7% as at 31st December 2004), the Tier 1 ratio 7.9% (with respect to 7.6%) and the total capital ratio 10.3% (with respect to 11%).

The application of IAS/IFRS and the new structure of financial statements

As of 1st January 2005 companies with securities listed in the markets of the European Union must prepare their consolidated financial statements according to IAS/IFRS. Banca Intesa decided to adopt such principles already starting from the Consolidated report as at 31st March 2005.
The application of the new standards led to important modifications in the representation of transactions, in the valuation of assets and liabilities and in the very structure of the financial statements.
In consideration of the importance of the effects on Gruppo Intesa's financial statements of the changes in accounting principles and in compliance with provisions on the transition to IAS/IFRS, a specific chapter of this Annual report briefly illustrates the new principles and the effects of IAS/IFRS first-time adoption on consolidated financial statements.

The rules which discipline the first-time adoption of IAS/IFRS require the preparation, with the same principles, of at least one comparison period. However, the delay with which IAS 39 – which is by far the most significant for the banking industry – was endorsed led the European legislator to exclude that comparative figures for 2004 need comply with IAS 39. Therefore, figures for 2004 are not comparable with reference to the valuation of financial instruments. However, to permit a comparison as consistent as possible, the effects on figures as at 1st January 2004 and for 2004 of the application of IAS 39 from 1st January of that year have been estimated.

The 2005 – 2007 Business Plan

2005 was the year in which Banca Intesa, having reached all the targets indicated in the previous Plan, set itself the ambitious goal of competing with the best Euro Zone banks, by using synergically the three main drivers identified in the second Business Plan: sustainable growth; strict cost discipline; risk management and capital allocation.
This new Business Plan sets ambitious but credible targets, which are characterised by the key focus on the strategic value of sustainability, intended as the precondition for long-term soundness. The Plan foresees strong, but sustainable, value creation which is based on elements such as the trust of customers, the motivation of collaborators and the valorisation of the role of the Bank in society, in which it feels an important and responsible component.
The positive trend recorded by revenues in 2005 (+8.3% compared to a target of 7.4% average annual growth rate for the three years set out in the Plan) testifies sustainable growth via an attentive policy aimed at valorising resources and a massive investment plan in innovation.

In the new Business Plan, the ***Retail Division*** strengthened and focused the contents and the objectives of its corporate mission, which revolves around three main elements: i) guaranteeing individuals an excellent service level via extensive assistance in valuation, selection and purchase of products and services suited to meet their funding and investment needs with transparent terms, ii) supporting the creation and development of new small and medium-sized ventures promoting innovation, entrepreneurial spirit, social and environmental sustainability, and iii) developing local communities.
Following the guidelines set by the new Plan – which leverages on privileged and long-term relationships with households and businesses – operations in 2005 were guided by the constant endeavour to improve customer satisfaction. This target is monitored by the *Customer Satisfaction Department,* formed last May.
For the retail segment 2005 was characterised by the success of certain products designed to satisfy customer needs: namely, security of their financial flows, new and more flexible funding forms for the purchase of real estate properties, possibility of obtaining substantial loans rapidly, safe investment products to provide for their future. "Non-life" insurance products were favourably accepted by the market, for example Intesa Proteggi Mutuo, the innovative multirisk insurance coverage for mortgage holders and Intesa Rata Sicura which enables holders of floating rate mortgages to hedge interest rate rises. As part of long-term lending, the range of Intesa Soluzioni Casa mortgages was expanded with the introduction of Mutuo 95, which enables to fund up to 95% of the purchase of the first home; again as part of credit products, noteworthy was the commercialisation of PrestIntesa MAXI capable of satisfying higher expenditure needs (up to 75,000 euro in 96 months). Furthermore, the expansion and renovation of the range of asset management services continued (Intesa Garanzia Attiva is the first guaranteed-capital mutual fund in Italy) together with the development of the bancassurance sector.
With reference to the SMEs market, activities continued with the objective of strengthening the Group's leadership position in this segment. Efforts concentrated on improving customer satisfaction levels: i) developing, among others, specific customer relationship management tools, and ii) launching high value added products and services, which are the concrete expression of the support that the Bank offers to innovation, competitiveness of companies and the growth of the entire Country. Examples of new products for SMEs are: IntesaNova, a long-term loan without real guarantees to support innovative projects in which the innovative content of the project is assessed by highly qualified experts from Technical Universities and University Research Centres; IntesaBasilea, a diagnosis service to support companies in understanding the new Basel II regulations; Intesa Export, an initiative dedicated to exporting companies, developed in collaboration with SACE, which provides financing for a maximum period of 5 years, with very competitive terms and without requesting any real guarantees from the company, with a 70% guarantee given by SACE. The loans will subsequently be securitised with the related securities also guaranteed by SACE; Intesa Soluzioni, which enables – via the collaboration with qualified outside partners – the identification and implementation of information technology solutions to support day-to-day activities of companies, favouring growth and the recovery of competitiveness of such companies; lastly, Conto Intesa PMI and Conto Intesa PMI Plus, current accounts dedicated to smaller enterprises.

The ***Corporate Division*** has the objective, within the new Business Plan, of increasingly support the development and strengthen medium and large companies and financial institutions via a wide and integrated offering, by improving advisory activities and further developing the capacity of perceiving customer needs rapidly.
In line with such objectives, noteworthy were the growth recorded by loans granted to high standing counterparties and the adoption of pricing and risk-based lending policies to increase loans and in particular short-term loans. In the Mid Corporate segment a customer-oriented relaunch strategy commenced based on valorisation of their relation, further improving the wide and integrated offering of commercial and wholesale banking products also via risk-based pricing tools – using a Basel II approach – and via the introduction of specific commercial planning processes, integrated to involve all Group companies (leasing, factoring, medium- and long-term lending, etc.). With reference to capital market and investment banking products, for Large and Mid Corporate segments a commercial action on potential and priority customers was activated also via the redefinition of the commercial process; with regard to this aspect the integration between structures led to the progressive growth in the number of deals

closed in structured finance (in particular syndicated lending, acquisition finance and real estate) and investment banking (approximately 90 deals closed with Mid Corporate customers). Consistently with the principles which inspire the Plan, these results have been achieved keeping in mind that utmost attention must be paid to the peculiarities of products offered to customers and transparency concerning risk aspects. Merchant banking activities were of high strategic importance (approximately 85% of the portfolio may be defined as "strategic") in terms of both economic and balance sheet results, and for the role of partner which the Bank plays either as a result of customer requests or in the cases of corporate "distress". The second Business Plan clearly affirms that Banca Intesa wants to work alongside customers, supporting them not only in growth but also in the solution of critical issues.

For the ***Italian Subsidiary Banks Division***, made up of the subsidiaries which carry out retail banking activities (Cariparma, FriulAdria, Banca di Trento e Bolzano, Cassa di Risparmio di Biella e Vercelli and the Saving Banks in Central Italy), the Plan sets the objective of developing the local banks which the Group has decided to maintain autonomous via a significant penetration in reference territories, conserving, always within the Group's strategy, proximity to local institutions and privileged and long-term relationships with households and local entrepreneurs.
In line with this objective, and consistently with the realisations of the other Divisions, the development of new services and products with high value added features and/or with innovative elements continued: IntesaNova, Mutuo 100%, Mutuo Sonni Tranquilli, multirisk insurance coverage for holders of personal loans and mortgages, relaunch of the range of individual portfolio management schemes. Proximity to customers and contact with the local territory have been pursued also via the opening of 14 of the 54 new branches set out by the Plan and the improvement of the service level in traditional and direct channels, realised via the application of the new branch lay-out, the installation of new ATMs, the implementation of websites with new functionalities. The role of employees was also valorised via merit-oriented incentive systems, the definition of new training programmes, the optimisation of support tools and the development of the sense of belonging.
For the purpose of further improving external growth in reference territories, in March Banca Intesa, Banche Popolari Unite (BPU), Banca Popolare di Ancona (BPA, BPU group) and BPA's five minority shareholders signed an agreement for the sale of 99.9% of the share capital of Cassa di Risparmio di Fano held by BPA, for 30% to Intesa Casse del Centro (transaction closed last July) and for 69.9% to a vehicle company, with call/put options. With this transaction, Intesa Casse del Centro significantly strengthens its presence in the Marche territory and the overall presence of Gruppo Intesa in the region in terms of branches' market share reached approximately 10%.

The strategy of the ***International Subsidiary Banks Division*** is oriented mainly at achieving leadership positions in Central-Eastern European Countries, considered the Group's second "domestic" market. Furthermore, the new Business Plan emphasises responsibility in the Countries in which Banca Intesa operates, as concerns the contribution to the economic development of the region. Consistently with respect to these indications, during 2005 Central-European International Bank (CIB) opened 20 of the 42 new branches set out in the Plan, and the agreement with the retailer Tesco brought the bank's presence in all the new outlets opened by the retailer in 2005. As concerns the range of distributed products, particularly noteworthy was the strategic agreement with Generali to facilitate access to insurance products. Also Privredna Banka Zagreb (PBZ) expanded its territorial presence with the opening of 8 of the 20 new branches programmed, and continued to pursue the development of the retail segment via the launch of new products (insurance policies in cooperation with Generali, credit cards, internet banking with additional services such as the possibility of underwriting funds on line, and so on). Particular attention was paid to factoring, a market in which the Croatian bank was always present as one of the main players; in this area operating structures and information technology supports were further strengthened, and a specific advertising campaign was launched. In the Slovakian market the main actions taken by Vseobecna Uverova Banka (VUB) referred to: i) the launch of new retail products/services (mortgages, consumer lending, etc.), ii) the roll out of the new branch lay-out, iii) the consolidation of the private banking offering, and iv) the expansion of the offering to Small and medium-sized enterprises. For corporate customers the bank introduced Local Relationship Managers, specialists dedicated to this customer segment.

As part of the strategy aimed at consolidating the Group's presence in Central-Eastern Europe through external growth, noteworthy were i) the acquisition occurred in August of Delta Banka (subsequently redenominated Banca Intesa Beograd), the second largest bank in Serbia and Montenegro in terms of total assets, ii) the closing of the acquisition of Small Business Credit Bank (KMB), bank active especially in lending and leasing for small enterprises in the Russian Federation, and iii) the acquisition of an approximately 35% stake in UPI Banka in Bosnia and Herzegovina with the subsequent launch, occurred in the first days of January 2006, of the takeover bid for control which was successfully completed on 20th February. Banca Intesa, with a total investment of approximately 37 million euro, acquired 45.93% of UPI Banka's share capital and brought controlling interest to 80.96%.
Again as part of the strategic decisions referred to the Group's presence outside Italy, as set forth in the strategic objectives of the 2003-2005 Business Plan, Banca Intesa's disengagement from Latin America was completed. In December, Banca Intesa signed a share purchase agreement for the sale of its Peruvian subsidiary Banco Wiese Sudameris (BWS) to Scotiabank, a leading Canadian bank currently operating in thirty countries in Central and South America. The agreement provides that Banca Intesa transfers control of BWS to Scotiabank for a consideration consisting of a minority stake of 19.95% in the entity resulting from the subsequent merger of the operations of BWS and Banco Sudamericano, where Scotiabank is currently a 35% shareholder. The agreement further provides for a put/call option on Banca Intesa's stake in the combined entity, beginning from the sixth year immediately following the closing occurred in March 2006, after the approval of regulatory authorities.
Lastly, in February 2006 Banca Intesa signed the share purchase agreement for the acquisition of control of Ukrainian bank, Ukrsotsbank, with an 85.4% stake. Following the completion of a pending share capital increase Banca Intesa will acquire additional shares and increase its equity stake to 88.1%. The closing of the transaction, which will occur in two phases, is forecasted before the end of September. The overall investment is estimated at approximately 975 million euro. As at 31st December 2004 Ukrsotsbank was the fourth largest Ukrainian bank, with total assets of 1.8 billion euro, direct customer deposits of 1.4 billion euro and loans to customers of 1.2 billion euro.
The 2005-2007 Business Plan confirms the need to constantly assess the compatibility of activities carried out with the effective capacity of conducting them in the most effective and efficient way.

From this viewpoint two ***strategic partnership*** decisions are contained in the Business Plan and were already defined in the first months of 2005. The first entailed the strengthening of the offering of managed funds for our customers, achieved by placing Nextra Investment Management (Nextra) – the Group's "SGR", asset management company, which had to that point remained totally at the service of Gruppo Intesa – at the centre of a project aimed at forming one of the largest European asset management players, making the strategic agreement with Crédit Agricole for asset management activities operational. Crédit Agricole Asset Management (CAAM), a subsidiary of Crédit Agricole, acquired 65% of Nextra, company which, as mentioned above, was previously wholly owned by Gruppo Intesa. The latter maintains a 35% stake in the company and under the agreement, in March 2006 acquired 35% of Crédit Agricole Asset Management SGR, the Italian subsidiary of CAAM. The new entity will market its products and services through Gruppo Intesa's network of over 3,000 branches in Italy, based on a 12-year distribution agreement providing close ties between the producer and the distributor, coupled with a 12-year governance agreement. Group banks, however, to satisfy customer diversification needs may place third party products with an open architecture approach. This important operation in addition to significantly improving quality of the offering and service to customers, also has beneficial effects on Gruppo Intesa's distribution structure in managed funds, and also valorises the potential of Nextra as product factory, creating new uses for the Italian assets and know-how outside the domestic market.
The second strategic decision referred to the exit from the doubtful loan recovery business for the purpose of further and structurally reducing operating costs related to loan recovery and exploit the particularly high demand for doubtful loans. The outsourcing project completed last December falls in this logic and enabled Gruppo Intesa to sell without recourse approximately 9 billion euro of gross doubtful loans to a company set up by Fortress and Merrill Lynch. At the same time, Intesa Gestione Crediti (IGC), controlled by Banca Intesa, closed the sale to Fortress and Merrill Lynch of 81% of Castello Gestione Crediti, the company which had previously

received the contribution of the loan servicing business of IGC dedicated to the management of doubtful loans. Gruppo Intesa retained a 19% shareholding in the capital of Castello Gestione Crediti.
The sale of this substantial stock of non-performing loans had the further important consequence of aligning Gruppo Intesa to the best international benchmarks in terms of doubtful loans/loans to customers ratio.
Sustainable growth is based, among other aspects, on ***enhancement of human resources***. The 2005-2007 Plan foresees an on-going training programme, and a total of over 320,000 man-days of training were delivered in 2005 of the 800,000 man-days programmed in the 2005-2007 period in addition to the 590,000 man-days already delivered in 2003 and 2004. This represents an important investment in our people: training is the instrument which enables each collaborator to carry out his/her task with the competence and professionalism necessary to deliver our customers a continuously-improving service. The new Business Plan, aside these important training projects, also sets out other important elements aimed at motivating all collaborators: first of all the constant application of merit, the respect paid to everyone and the accountability of each person, dialogue and the most widespread participation to corporate life and to results achieved. An example of this approach is the approval, that occurred in December, of a stock granting plan which entails the assignment, for free, of shares to employees in service as at 1st June 2006, for a *per capita* countervalue of 2,000 euro. Similarly, other Group companies will assign Banca Intesa shares, for free, to their employees.
From the standpoint of the new Plan, the soundness, and therefore the sustainability, of growth is strongly linked to innovation. There is a specific ***Investment plan in innovation*** and investments amounting to approximately 700 million euro were made in 2005 of the almost 2 billion euro set out in the Plan.
Such investments are aimed at improving customer service quality, with reference to both the sales channel (via for example the development of innovative channels) and the type of services offered (via for example the corporate banking platform for SMEs and Small Businesses).
Strict operating cost discipline, already commenced under the previous plan, continues to be an objective in the current Business Plan. In fact, the pursuit of growth in a competitive market requires a balanced and competitive cost structure. As at 31st December 2005 the Group's cost/income ratio equalled 55%, basically in line with the 50% target for 2007; in particular growth-related expenses increased by approximately 70 million euro corresponding to approximately 30% of the total set out in the Business Plan, offset by cost savings due to increased efficiency of back office and central structures and reduction of costs of management of real estate assets and procurement.
Optimise risk management and capital allocation is the other very important lever of the new Plan to ensure constant value creation. In the last few years, Banca Intesa greatly strengthened the management of all risk categories. The Group's greater capital strength is also confirmed by the upgrading by Standard & Poor's, occurred in October, which increased the rating from A to A+ for long-term debt, and furthermore in December the international agency Fitch increased the individual rating to B (from B/C) and improved outlook for rating assigned to Banca Intesa on medium- and long-term debt (A+), in line with the AA objective set for 2007. Capital ratios remain at absolutely stable levels with the Tier 1 ratio at 7.9% and the Core Tier 1 ratio – that is, the ratio between Tier 1 capital net of preference shares and total risk-weighted assets – which equalled 7.1%. As regards credit risk, it must be noted that the continuous attention paid to loan portfolio quality enabled to achieve the practical stability in the net doubtful loans/loans to customers ratio at 0.7%, in line with the 0.9% target for 2007. Again as concerns this aspect it must be noted that the focus on responsibility and sustainability, typical of this new Plan, cannot but enrich the risk assessment process, to include in this process the valuation of social and environmental impact of lending activities and the connected risks. With regard to market risks, the strengthening of the internal risk management platforms and the effective control at desk level permitted the management of capital absorbed at a level of approximately 1.4 billion euro, compatible with the target set out in the Plan.


Chairman
GIOVANNI BAZOLI
Chief Executive Officer
CORRADO PASSERA
Corporate Division
Banca Intesa Infrastrutture e Sviluppo(1)
E.Tr. (Tax Collection)
Banca Caboto
Zao Banca Intesa (Russian Federation)
Société Européenne de Banque (Luxembourg)
Intesa Bank Ireland
Intesa Mediofactoring
Intesa Private Banking
Intesa Previdenza
Setefi

(1) Subsidiary bank specialised in Public & Infrastructure Finance.
(2) Jointly-controlled or associated company, carried at equity.

Main Group Companies



Retail Division
Sirefid
Intesa Mediocredito
Banca CIS
Intesa Leasing
CAAM SGR(2)
Intesa Vita(2)
Agos(2)
Italian Subsidiary Banks Division
CR Parma
FriulAdria
Intesa Casse del Centro
Banca di Trento e Bolzano
Biverbanca
CR Ascoli Piceno
CR Città di Castello
CR Fano
CR Foligno
CR Rieti
CR Spoleto
CR Terni e Narni
CR Viterbo
International Subsidiary Banks Division
Banca Intesa Beograd (Serbia and Montenegro)
Central-European International Bank (Hungary)
KMB Bank (Russian Federation)
Privredna Banka Zagreb (Croatia)
UPI Banka(2) (Bosnia and Herzegovina)
Vseobecna Uverova Banka (Slovakia)

GRUPPO INTESA
REPORT ON OPERATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

IAS/IFRS first-time adoption

Introduction

Following the evolution and increasing globalisation of financial markets, the European Commission decided to start a convergence process aimed at making the accounting principles and policies adopted by entities in the preparation of financial statements and financial reporting consistent.

EU regulation

For this purpose, in 2002 the Commission issued a Regulation (1606/02 of 19th July 2002) for the implementation of uniform accounting policies from 2005. EU listed companies are now required to apply IAS/IFRS in the preparation of their consolidated financial statements. This process is aimed at making listed companies' financial information comparable and of a high quality, to enhance competition, favour market expansion and improve investor protection.
IAS/IFRS are issued by the International Accounting Standards Board® (IASB), an independent body set up to develop high-quality accounting standards in the public interest. The aforementioned EU Regulation 1606/02 sets forth that such standards are endorsed by the European Commission and published in the Official Journal of the European Union.
The endorsement process of the new standards has been completed at the end of 2004 with the ratification of IAS 39 which introduces far-reaching innovations in the accounting treatment of financial instruments compared to the accounting principles previously adopted by most European Countries. Its endorsement required considerable effort from EU and national bodies to reach common conclusions. Certain provisions of IAS 39 are still under discussion and have therefore been carved out at the time of endorsement.
The list of IAS/IFRS endorsed by the European Commission before 31st December 2005 and adopted by Gruppo Intesa is included in the attachments.

Italian regulation

The Italian Government approved Legislative Decree 38 of 28th February 2005 introducing the new international financial reporting standards. In line with the powers received from the Parliament, the Decree broadens the scope of application of IAS/IFRS, already required by Community regulations for consolidated financial statements of listed companies, to the separate financial statements (as an option in 2005, mandatory from 2006) of listed companies, banks and other financial institutions subject to supervisory requirements and the consolidated financial statements of banks and other financial institutions subject to supervisory requirements and unlisted insurance companies. Furthermore, all entities required to prepare consolidated financial statements, entities controlled by the latter, by listed companies, banks and other financial institutions subject to supervisory requirements may opt to adopt IFRS.
In addition, a number of statutory and tax provisions had been harmonised in order for entities to be able to apply the new standards in their separate financial statements. Therefore, the Decree included statutory provisions regulating the distribution of dividends and reserves and tax provisions under which the methods for the calculation of the taxable profit, based on criteria of derivation from the statement of income, remain unchanged, thus protecting, as far as possible, the principle of neutrality of taxes with respect to any changes in accounting principles.
These provisions, as a whole, enable entities to use uniform accounting policies for both their consolidated and separate financial statements, which is essential for an understanding of the underlying information.
With respect to financial reporting of banks and financial institutions subject to supervisory requirements, the Decree confirmed the powers already granted to the Bank of Italy with Legislative Decree 87/92, for issues relating to the structure of the financial statements and content of the Notes to the consolidated financial statements.

The Bank of Italy therefore issued Circular 262 of 22nd December 2005 which disciplines detailed requirements of bank financial statements drawn up in compliance with international accounting principles.
In consideration of the significant articulation of information required by the Circular, the Central bank provided for certain transitory norms which permit intermediaries to omit some details contained in the new provisions in the 2005 financial statements.
With another normative intervention, which comes into force from regulatory reporting referred to figures as at 31st December 2005, provisions on consolidated shareholders' equity for supervisory purposes and on consolidated capital requirements have been harmonised with the new accounting principles.
During 2006 also Parent Company regulatory reporting will be harmonised. Before such definitions are disclosed, the Bank of Italy asked banks to continue publishing shareholders' equity for supervisory purposes and capital requirements on the basis of previous national accounting standards or alternatively, for banks which have decided to adopt IAS/IFRS also for separate financial statements, on the basis of IAS/IFRS figures net of first-time adoption effects and considering certain adjustments.
However, for the sake of consistency, in this Report it was decided to calculate the Parent Company's shareholders' equity for supervisory purposes and capital requirements in the same way as the consolidated figures, based on balance sheet figures and net income determined via the application of IAS/IFRS, and in compliance with the aforementioned instructions referred to consolidated figures, where applicable.

Main changes introduced by IAS/IFRS

The transition from local accounting principles, applied to financial statements up to 2004, to IAS/IFRS has an impact on i) criteria for the recognition of transactions, ii) classification of the main financial statement captions, and iii) measurement criteria for assets and liabilities.
The main new features are described below, especially those that have an impact on the presentation of Gruppo Intesa results.

New classification and recognition criteria

IAS/IFRS introduced a number of important changes to the recognition criteria of assets and liabilities, mainly arising from the general principle of economic substance over legal form. IAS/IFRS allow the recognition or derecognition of an item only when the risks and rewards incidental to ownership of the assets being purchased or sold have been actually transferred.
Consequently, if the transaction does not meet the requirement for derecognition, the related assets continue to be recorded in the seller's financial statements, even when title thereto has been transferred.
The effect of the new treatment is particularly significant when applied to finance lease transactions, for which the use of the so-called "financial method" is required. Under such method, the lessor should recognise a receivable while the lessee should recognise the leased asset and related payable. The effect is also significant when the new treatment is applied to securitisation and factoring transactions, for which special attention should be paid to ascertain whether the risks incidental to the assets have been substantially transferred.
Further changes relate to the initial recognition of financial instruments.
Financial assets and liabilities should normally be initially recognised at their fair value adjusted by any transaction costs or revenues, which are therefore capitalised and attributed to profit and loss over the term of the transaction, using the effective interest rate (the so-called "amortised cost"). Any difference between the market value and the consideration paid/received in a transaction should be recognised in the statement of income upon initial recognition.
With reference to combined financial instruments, i.e., those comprising a host contract and an embedded derivative, IAS/IFRS require that the latter be recognised separately from the host contract, if the contract as a whole is not measured at fair value or when the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.
Changes in the recognition criteria also affect certain types of intangible assets and provisions to the allowances for risks and charges. With reference to the former, under IAS/IFRS, expenses incurred for research, advertising, training, restructuring and internally generated trademarks and other rights do not qualify for recognition as intangible assets. As concerns the allowances for risks and charges, provisions can be made only when it is probable that an outflow of resources will be required to settle an existing obligation and a reliable estimate of the amount of the obligation can be made. Such estimate should also consider presumed payment times.
Recognition of so-called "share-based payments" (usually when an entity's employees or directors are granted options to subscribe the entity's shares as consideration for their services) has changed dramatically under IAS/IFRS. The accounting policies previously applied by the Group did not require that any expense be recognised in the statement of income but rather that an increase in share capital be recognised when options were exercised. IAS/IFRS require that granted options be carried at fair value and that an equivalent amount be recognised in the statement of income as labour cost.
With respect to the classification of assets and liabilities, changes relating to financial instruments are particularly important. IAS/IFRS require loans, payables, securities and derivatives be accounted for on the basis of the purposes for which an entity holds them rather than their nature. The classification of financial instruments should be established upon initial recognition

and can be subsequently modified only under restricted conditions. IAS 39 identifies four categories of financial instruments: financial assets and liabilities designated at fair value through profit and loss (basically, assets and liabilities held for trading purposes, and those assets and liabilities that when certain conditions are met the entity decides to measure at fair value); financial assets available for sale; investments held to maturity; loans and non-traded financial liabilities. The classification of financial instruments is relevant also for the purposes of their valuation, since the first two categories are to be measured at fair value while the other two at cost or amortised cost.
Another significant classification change relates to equity investments. Previous accounting policies allowed an entity to classify any investment in equities as an equity investment. IAS/IFRS permit such classification only for investments in subsidiaries, associates or jointly controlled entities. All other equities should be classified as financial assets designated at fair value through profit and loss or financial assets available for sale.

New measurement criteria

The main changes in measurement criteria relate to financial instruments, property and equipment, intangible assets and post-employment benefits.
As mentioned above, financial instruments are to be measured at fair value, in case of instruments held for trading or available for sale, and at cost or amortised cost, in case of investments held to maturity or loans and payables. Any profits or losses arising from the measurement of trading instruments must be recognised in the statement of income while those relating to assets available for sale are recognised in equity until they are realised.
Since non-hedging financial instruments were already measured at fair value under previous accounting policies, the main change introduced by IAS/IFRS relates to the application of fair value measurement to instruments that are not listed in a regulated market, the fair value of which is determined using internal measurement models that incorporate observable market parameters.
IAS/IFRS require financial instruments other than those classified as financial assets and liabilities designated at fair value through profit and loss to be systematically assessed for impairment (i.e. that the book value of the asset is not fully recoverable). Such assessment must be carried out either individually or collectively (on groups of assets with similar risks). Contrary to previous accounting policies, determination of impairment losses should consider the estimated recovery times as well as the estimated recoverable amounts.
An issue related to financial instrument measurement is the accounting treatment of derivatives hedging financial risks and the related hedged items. Under IAS/IFRS, there are the following three different types of hedging relationship: i) fair value hedges of financial assets and liabilities, where changes in the fair value of both the hedged item and hedging derivative are recognised through profit and loss, and ii) cash flow hedges and hedges of net investments in foreign operations, where changes in the fair value of the hedging derivative are recognised in equity (while the hedged item is carried at cost or amortised cost). This criterion derives from the requirement to measure all derivatives (including hedging derivatives) at fair value. On the contrary, under previous accounting policies, hedging derivatives were carried at cost, in line with the criterion applied to hedged items.
As regards property and equipment and intangible assets, changes relate to the option given to the reporting entity to recognise such items at fair value, as an alternative to the purchase cost, (with changes in fair value recognised in equity, except for those relating to real estate investments, which should be recognised through profit and loss) and the substitution of regular amortisation for intangible assets with indefinite useful lives (as, for instance, goodwill) by the performance of "impairment tests", i.e., an entity shall assess whether the assets have been impaired. IAS/IFRS require property and equipment carried at cost be depreciated on the basis of their useful lives, or separately over the useful lives of the individual components forming them, if different.
Under IAS/IFRS, pension plans, and all post-employment benefits in general, are classified into the following two categories: defined contribution plans, where only contributions due by the entity are recognised, and defined benefit plans, where the allowance should include an actuarially-determined estimate of the amount that the entity will pay upon completion of employment.

First-time adoption of international accounting standards

Since a considerable number of entities are involved in the transition to IAS/IFRS, IASB issued a special standard, named IFRS 1, which regulates first-time adoption in a consistent and coordinated fashion. Such standard requires:

- the preparation of a IAS/IFRS-compliant opening balance sheet at transition date;
- the application of IAS/IFRS in the preparation of the first set of IAS/IFRS-compliant financial statements, also for all comparative figures presented (with a number of exceptions, which are mandatory, and exemptions which are optional, expressly provided for by IFRS 1);
- the preparation of disclosures on the impact of IAS/IFRS adoption.

Therefore, IAS/IFRS should be applied retrospectively with reference to the transition date, that is, 1st January 2004, and at least one set of comparative financial statements for 2004 is required, drawn up according to IAS/IFRS in force as of 1st January 2005. IFRS 1 provides an optional exception: backdated application is not required with reference to IAS 32 and IAS 39 on financial instruments and IFRS 4 on insurance contracts. As already explained these standards were approved by IASB and endorsed by the European Commission only in 2004 and therefore their application from 1st January 2004 is not mandatory. Entities opting to avail of this exemption must convert their accounting balances covered by those standards as of 1st January 2005 and therefore figures for 2004 may not be comparable.

The opening balance sheet as at 1st January 2004, and as at 1st January 2005 for financial instruments and insurance contracts, should be prepared in accordance with IAS/IFRS, by:

- recognising all assets and liabilities whose recognition is required by IAS/IFRS (thus including those not required by local accounting principles);
- erecognising all assets and liabilities which were recognised under local accounting principles but do not qualify for recognition under IAS/IFRS;
- reclassifying all recognised assets and liabilities in line with the new requirements;
- measuring assets and liabilities in accordance with IAS/IFRS.

The effects of IAS/IFRS adjustments to accounting balances should be recognised directly in shareholders' equity upon first-time adoption.

New provisions for consolidated supervision

As already mentioned above, with Letter 1157011 of 1st December 2005 the Bank of Italy issued the general principles which set forth the new discipline on consolidated shareholders' equity for supervisory purposes and capital ratios. Such principles will be included in Circular 155/91 relative to "Instructions on the preparation of reporting on shareholders' equity for supervisory purposes and capital ratios".

New provisions consider so-called "prudential filters" indicated by the Basel Committee in determining the criteria which National supervisors must observe in the harmonisation of new supervisory rules with new financial statements criteria. Such filters, which have the purpose of safeguarding the quality of shareholders' equity for supervisory purposes and reducing the potential volatility induced by the application of the new principles, lead to certain corrections of accounting figures, before their use for supervisory purposes. The new provisions, as concerns to the most significant aspects for Gruppo Intesa, set out that:

- for financial assets held for trading, both unrealised profits and losses are fully recorded;
- for financial assets available for sale, unrealised profits and losses may be offset: the balance, if negative, reduces Tier 1 capital, if positive it contributes for 50% to Tier 2 capital. Furthermore, any unrealised profits and losses on loans classified among assets available for sale are excluded;
- for hedges, unrealised profits and losses on cash flow hedges, recorded in a specific reserve, are sterilised whereas there is no prudential filter on fair value hedges;
- investments in insurance companies are deducted from shareholders' equity for supervisory purposes;
- the stake in the capital of the Bank of Italy is deducted from shareholders' equity for supervisory purposes on a straight-line basis over a period of five years.

Such provisions, for the aspects already known at the beginning of fiscal year 2005, have been applied by Gruppo Intesa upon IAS/IFRS first-time adoption for the restatement of shareholders' equity for supervisory purposes and capital requirements as at 31st December 2004. The main aspects disclosed with the issue of the aforementioned letter and therefore not applied in the restatement of capital ratios as at 31st December 2004 refer to the deduction from shareholders' equity for supervisory purposes of equity investments in insurance companies and in the capital of the Bank of Italy.

First-time adoption of IAS/IFRS by Gruppo Intesa

Upon first-time adoption, the Group was required to choose how to classify financial instruments, whether to adopt certain allowed alternative treatments and whether to apply any of the optional exemptions from retrospective application set out in IFRS 1.
Moreover, Gruppo Intesa decided to use the faculty provided for by IFRS 1 and applied IAS 32 and IAS 39 to financial instruments from 1st January 2005. Accordingly, figures as at 31st December 2004 are not comparable as concerns the measurement of financial instruments.
However, in order to make the comparison as consistent as possible, the Group has estimated, on the basis of available data, the effects of the application of IAS 39 from 1st January 2004 on figures as at 1st January 2004 and for the year ended as at 31st December 2004.
Gruppo Intesa reclassified its financial instruments (comprising securities, loans, payables, derivatives and equity investments) in accordance with the classification criteria required by IAS/IFRS under a specific provision of IFRS 1. Such provision allows an entity to use those categories upon first-time adoption, waiving the general rule that provides for using such classification exclusively when the financial instrument is acquired.
Gruppo Intesa decided not to adopt the so-called "fair value option", that is it did not avail itself of the possibility of measuring at fair value through profit and loss, financial assets and liabilities other than those for which IAS 39 requires the application of fair value measurement considering their specific functional destination.
Securities have been mainly classified as financial assets held for trading. With reference to the management of the investment portfolio (now "Investments held to maturity"), the Parent Company and Group Companies revised the relevant standard resolutions leading to a reduction in this portfolio. Certain unlisted securities subscribed for the purpose of providing financing to the issuer have been classified as loans to customers. Those securities that do not qualify for recognition in one of the above categories have been classified as "Financial assets available for sale".
Loans to customers and due from banks have maintained their classification, both when generated by Group companies and when acquired from third parties. Repurchase agreements, trade receivables and finance lease receivables are still classified as loans (for the latter the Group already used the so-called financial method for the consolidated financial statements). On the other hand, with respect to receivables arising from factoring transactions, since IAS/IFRS do not specifically regulate such transactions, especially those where receivables are factored under risk-mitigation clauses (which is a typical contractual characteristic in the Italian market), the Group maintained the recognition of the related financing only to the extent of the amount advanced on the portfolio factored with recourse (which, contrary to previous accounting policies, is now not accounted for since it is recognised by the transferor). Receivables acquired without recourse have been recognised after having verified that no contractual provisions exist such as to make them not eligible for recognition.
Funding from customers and banks have been classified as in the past, as "Due to banks", "Due to customers" and "Securities issued".
Derivatives have been classified, according to their purpose, as trading or hedging derivatives. Trading derivatives have been classified as "Financial assets/liabilities held for trading", respectively based on their positive or negative value. Hedging derivatives, if designated as "effective" hedges, have been recognised as "Hedging derivatives" under assets, if fair value is positive, and under liabilities, if fair value is negative. In the case of "non-effective" hedges, or for hedging relationships that do not qualify for hedge accounting under IAS/IFRS, derivatives have been classified as held for trading.
Equity investments have been broken down in investments in subsidiaries, associates and jointly controlled entities while all other equity investments have been classified as "Financial assets available for sale", except when, in limited cases, the Group was negotiating their disposal and the equities have been classified as "Financial assets held for trading". The stake in the Bank of Italy, even though it does not fall among subsidiaries subject to significant influence, remained in investments in associates and companies subject to joint control and maintained at cost.

In accordance with IAS/IFRS and their interpretations, especially SIC 12, the consolidation area has been revised to include certain subsidiaries for which full consolidation is required. Such subsidiaries were previously excluded from consolidation since they do not carry out banking or financial activities, or, if they do, their total assets are immaterial. In addition to these, two special purpose entities (SPE/SPV), in which the Group has no investment, but which are controlled by the Group under the provisions of SIC 12, are now consolidated.
The Group has opted not to measure real estate assets at fair value, keeping them at purchase cost, net of cumulated depreciation and any impairment losses. However, the carrying amount of land has been separated and the related cumulated depreciation derecognised.
Upon first-time adoption, IFRS 1 provides for a number of optional exemptions. The main exemptions applied by the Group are the following:

- ***business combinations:*** under this exemption, an entity can opt not to apply IAS/IFRS retrospectively to business combinations that occurred before the date of first-time adoption. Accordingly, existing goodwill can be recognised at the last carrying amount under previous accounting policies and thus without the application of the "purchase method";
- ***revalued carrying amount as deemed cost:*** this exemption permits past revaluations to be considered as an integral part of cost upon first-time adoption. This applies to both property and equipment revalued as permitted by specific laws (Monetary revaluation laws) and equity investments, revalued in accordance with Law 218 of 1990 ("Amato" law) as part of the restructuring and privatisation process of the Italian banking system. Real estate assets are not measured at fair value as an alternative to cost;
- ***employee benefits:*** IAS 19 permits the use of the "corridor approach", according to which an entity may opt not to recognise a part of actuarial gains or losses when the change over the previous period is below 10%. Under this exemption, the corridor approach can only be applied prospectively, i.e., only to periods subsequent to first-time adoption and, therefore, all actuarial gains and losses existing on first-time adoption have been recognised;
- ***derecognised assets/liabilities:*** an entity can opt not to recognise financial assets and liabilities disposed of and derecognised under previous accounting policies before 1st January 2004 if such derecognition does not comply with IAS 39 requisites. This involves securitisation transactions carried out by the Group.

As concerns the exemption from the application of IFRS 2 (Share-based payments), Banca Intesa could not apply it for its stock option plan connected to the 2003-2005 Business Plan, since the options were assigned after the effective date for the adoption of the new standard. The new standard was therefore applied as of 1st January 2004.
For the full illustration of new accounting standards adopted please refer to Part A – Accounting policies in the Notes to the consolidated financial statements.

Companies subject to full consolidation following the adoption of IAS/IFRS

IAS/IFRS do not foresee the exclusion from the consolidation area of any subsidiaries. Therefore, with the first-time adoption of international accounting principles, subsidiaries which do not carry out financial activities and vehicle companies in which there is control irrespective of voting rights held have been consolidated.
The companies included for the first time in the consolidation area upon first-time adoption of IAS/IFRS are listed below:

Agricola Investimenti S.p.A. - Milano
Atlantis Sociedad Anonima - Buenos Aires
BWS Fondos S.A. Sociedad Administradora de Fondos - Lima
BWS Sociedad Agente de Bolsa S.A. - Lima
BWS Sociedad Titulizadora S.A. - Lima
CIB Insurance Broker Kft. - Budapest
CIB Inventory Management Limited liability Company - Ujlengyel (Hungary)
Conser S.p.A. - Bari
IAIS4 S.p.A. - Cosenza
Intesa Brasil Empreendimentos S.A. - Saõ Paolo
Intesa Renting S.p.A. - Milano
SATA - Sociedade de Assessoria Técnica e Administrativa S.A. - Saõ Paolo
Scala Advisory S.A. - Luxembourg
SEB Trust Limited - St. Helier Jersey
Servicios, Cobranzas e Inversiones S.A.C. - Lima
SHI-MI S.A. - Luxembourg
ZAO International Business Consulting - Moscow
Duomo Funding plc - Dublin
Romulus Funding Corp. - Delaware

Reconciliation tables and illustration notes

The reconciliation of shareholders' equity at the transition dates (1st January 2005 for IAS 39 and 1st January 2004 for all other standards), as well as the reconciliation of net income for the whole of 2004 are set out below.
The reconciliation tables have been drawn up pursuant to provisions set forth by IFRS 1 and recalled, for the purposes of the preparation of the Consolidated reports as at 31st March 2005 and as at 30th September 2005 and the Half-year report, by Consob in its Regulation 14990 of 14th April 2005. These tables have the purpose of reconciliating the values of the last financial statements prepared using provisions of Legislative Decree 87/92 and values restated on the basis of international accounting principles.
Since, as mentioned above, IAS 39 has been applied from 1st January 2005, for comparative purposes the Group has estimated the effects of IAS/IFRS adoption on financial instruments as at 1st January 2004 and net income for the whole of 2004 on the basis of the available information.
The reconciliation of shareholders' equity as at 1st January 2004 (with the exclusion of estimated impact of IAS 39) and as at 1st January 2005, as well as the reconciliation, excluding IAS 39, of net income as at 31st December 2004 have been audited by the Independent Auditors. The Independent Auditors Report is included at the end of this section.
Based on the analysis of the new standards and their application, the Group identified the impacts on financial statement captions set out in the tables hereafter.
With respect to figures indicated in the 2005 Consolidated and Half-year reports, reconciliation tables for the statement of income and balance sheet *ex* Legislative Decree 87/92 and those using IAS/IFRS have been reclassified to adapt them to the new forms issued by the Bank of Italy with Circular 262/05. Such reclassifications have no impact on consolidated net income and shareholders' equity which remain the same as those indicated in the previous reports.

Reconciliation of shareholders' equity as per Legislative Decree 87/92 to IAS/IFRS shareholders' equity

(in millions of euro)

	01.01.2004 Impact of IAS/IFRS first-time adoption	01.01.2004 Impact of IAS/IFRS first-time adoption (including IAS 39)	31.12.2004 Impact of IAS/IFRS first-time adoption	01.01.2005 Impact of IAS/IFRS first-time adoption (including IAS 39)
Shareholders' equity (as per Legislative Decree 87/92)	15,093	15,093	15,564	15,564
RESERVES	-872	-3,400	189	-2,372
- Due from banks and loans to customers				
- individual measurement of non-performing loans	-	-1,361	-	-1,328
- collective measurement of performing loans	-	-290	-	-212
- other impacts	-	-106	-	-110
- Financial assets held for trading				
- fair value measurement of trading securities and related derivatives	-	63	-	17
- fair value measurement of derivatives: credit risk adjustment and bid-ask spread	-	-165	-	-179
- fair value measurement of derivatives: separation of embedded derivatives from issued bonds	-	-223	-	-349
- fair value measurement of equity investments classified as held for trading	-	-154	-	-117
- Hedging derivatives				
- fair value hedges: fair value measurement of hedging derivatives and hedged items	-	12	-	6
- hedge accounting adjustments	-	-215	-	-219
- Property, equipment and intangible assets				
- derecognition of depreciation of land	166	166	195	195
- items that do not qualify for recognition as intangible assets	-16	-16	-14	-14
- goodwill impairment	-194	-194	-62	-62
- Allowances				
- collective measurement of guarantees and commitments	-	-75	-	-74
- unrecognised allowances for risks and charges and discounting of provisions	179	183	64	79
- actuarial valuation of employee termination indemnities and allowances for pensions	4	4	12	12
- Other impacts	-1,011	-1,029	-6	-17
VALUATION RESERVES	-	-43	-	83
- Financial assets available for sale				
- fair value measurement of debt securities	-	17	-	44
- fair value measurement of equities	-	6	-	92
- Cash flow hedges				
- cash flow hedges: fair value measurement of derivatives	-	-66	-	-53
Tax	-106	681	-112	687
Minority interests	-9	15	-6	7
Total impacts of IAS/IFRS first-time adoption	-987	-2,747	71	-1,595
IAS/IFRS shareholders' equity	**14,106**	**12,346**	**15,635**	**13,969**

The table above indicates the impact on shareholders' equity of first-time adoption of IAS/IFRS. The caption "Reserves" includes adjustments which do not entail in the years subsequent to first-time adoption a reversal to the statement of income. These adjustments in values, if IAS/IFRS had already been adopted previously, would have determined effects, positive or negative, on the statement of income. However, it must be noted that many of the adjustments recorded in shareholders' equity have been determined by the registration of time value and therefore may lead to determine positive effects on the statement of income in future years.
"Valuation reserves" record the adjustments which are destined to change over time due to the valuation effects of assets and liabilities registered in the balance sheet and which will be recorded through profit and loss only at the time of realisation.
The table below indicates the impact on net income for 2004 determined by the adoption of the new principles.

Reconciliation of net income as per Legislative Decree 87/92 to IAS/IFRS net income

(in millions of euro)

	31.12.2004 Impact of IAS/IFRS first-time adoption	31.12.2004 Impact of IAS/IFRS first-time adoption (including IAS 39)
Net income (as per Legislative Decree 87/92)	**1,884**	**1,884**
Net interest income	-53	185
Net fee and commission income	4	9
Profits (Losses) on trading	1	-234
Other operating income (expenses)	22	22
Operating costs	41	44
Goodwill impairment	130	130
Adjustments and provisions	12	-41
Change in the reserve for general banking risks and other allowances	-163	-163
Taxes and other	-22	5
Total impacts of IAS/IFRS first-time adoption	**-28**	**-43**
IAS/IFRS net income	**1,856**	**1,841**

Due from banks and loans to customers

Individual measurement of non-performing loans

Under IAS/IFRS, financial assets are to be carried at amortised cost based on the present value of estimated future cash flows. Non-performing loans, i.e. those for which there is objective evidence that an impairment loss has been incurred, should be measured individually, also considering their recovery times. Contrary to accounting policies applied until 2004, this entails measuring the present value of the estimated recoverable amounts.
With respect to doubtful loans, the estimated recoverable amounts have been discounted to consider the estimated recovery times using the average rates existing when the loans became doubtful where the original rates were no longer available. Recovery cash flows of the most significant positions have been distributed over time on an individual basis, and on a statistical basis for the remaining positions.
Substandard loans with repayment plans exceeding the short term or that it is very likely will become doubtful have been discounted at their effective rates (most positions bear floating interest rates).
Time distribution has been defined based on the relevant repayment plans or time-series of average recovery times of loans, real estate enforcement proceedings and bankruptcy proceedings.

The restated 2004 statement of income, set out above, includes in net interest income the positive effect of the reduction of time value on non-performing loans of previous years (+202 million euro), while adjustments include the effect of time value on loans posted in substandard loans or doubtful loans for the first time in that year (-169 million euro).

Collective measurement of performing loans

When there is no evidence of any irregularities, loans should be measured "collectively", by grouping them in accordance with the level of risk and calculating the estimated impairment loss for each category on the basis of historical loss data.

At the time of transition to IAS/IFRS the criteria for the determination of provisions on performing loans have been revised identifying the maximum possible synergies (in compliance with the various regulations) with the approach provided for by supervisory reporting requirements, namely the "New Capital Accord" commonly known as Basel II. Specifically, the risk components to be considered under the new supervisory requirements, i.e., the probability of default (PD) and loss given default (LGD), have been used – where available – also for financial statement purposes. Loans have been grouped using, as a starting point, the combination of these two parameters, since they reflect all the main features which should be considered in grouping loans and calculating adjustments under IAS/IFRS. The one-year period used to measure the probability of default approximates the definition of incurred loss, i.e. a loss based on an event that has occurred but has not yet been considered by an entity when reviewing the level of risk of a specific borrower, provided for by international standards.

Adjustments to cover generic risk of performing loans already included the adjustments for the Fiat *convertendo* loan as at 31st December 2004. As required by IAS/IFRS, upon first-time adoption, the option embedded in the loan that lending banks have granted to Fiat, which entails the commitment to subscribe a reserved capital increase, has been separated. The valuation of the loan has been replaced by the value of the option. Therefore, adjustments relating to this loan have been reclassified in the caption relating to the measurement of derivatives, and collective write-downs of loans have been decreased by the same amount.

The overall impact of first-time adoption on performing loans therefore derives both from the new accounting treatment regarding collective measurement and from the above reclassification.

The new collective measurement criteria determined an overall positive effect on the 2004 restated statement of income (+79 million euro).

Other impacts of loan measurement

Other impacts of loan measurement arise from the discounting of certain specific loans whose rates of return are not in line with market rates and from the write-down of overdue interest. Under IAS/IFRS, revenue can only be recognised when it is probable that the future economic benefits arising from the transaction will flow to the entity. Accordingly, overdue interest is recognised only if its recoverability is certain (on a cash basis).

The other effects of loan measurement on the 2004 restated statement of income are mostly attributable to loans measured using amortised cost (-40 million euro in net interest income).

A comparison of the carrying amount of loans to customers as at 31st December 2004 before and after IAS/IFRS adoption is set out in the following table.

The increase in performing loans following the adoption of IAS/IFRS is attributable to the inclusion in the consolidation area of certain vehicle companies (SPE/SPV) and the reclassification in loans of loans represented by securities.

(in millions of euro)

Loan portfolio quality (*)	31.12.2004 before IAS/IFRS adoption	31.12.2004 after IAS/IFRS adoption	Difference
Doubtful loans	*Coverage = 67%*	*Coverage = 76%*	
- gross carrying amount	12,710	12,710	
- adjustments	-8,494	-9,683	1,189
- net carrying amount	4,216	3,027	
Net doubtful loans/Loans to customers	2.7%	1.9%	
Substandard and restructured loans	*Coverage = 23%*	*Coverage = 26%*	
- gross carrying amount	5,006	5,006	
- adjustments	-1,144	-1,283	139
- net carrying amount	3,862	3,723	
Performing loans	*Coverage = 0,56% (**)*	*Coverage = 0,69%*	
- gross carrying amount	150,713	153,764	
- adjustments	-848 (**)	-1,067	219 (***)
- net carrying amount	149,865	152,697	

(*) Figures do not consider the disposal of part of the doubtful loan portfolio illustrated at the beginning of this report.

(**) To enable a consistent comparison with the figure calculated on IAS/IFRS first-time adoption, the figure does not include the adjustment for the Fiat *convertendo* loan (245 million euro).

(***) The figure does not include the write-back of generic adjustments relating to banking counterparties amounting to 7 million euro.

Financial assets held for trading

Fair value measurement of trading securities and related derivatives

Securities classified as financial assets held for trading must be measured at fair value. Contrary to previous accounting policies, this treatment applies also to unlisted securities, leading to the recognition of gains.

The Group has therefore measured the fair value of unlisted securities included in the above categories using market prices made available by information providers or internal measurement models. Likewise, the fair value of the derivatives managed together with these securities has been recognised. Furthermore, for securities already recorded at fair value, compliance with the valuation with respect to IAS/IFRS was also verified.

The new measurement criteria determined a negative impact on the 2004 restated statement of income (-46 million euro), recorded in profits (losses) on financial transactions.

Fair value measurement of derivatives held for trading

IAS/IFRS require that derivatives be measured at fair value. The fair value should be calculated by considering all significant risk components and other observable market data, when using internal measurement models.

Therefore, contrary to previous accounting policies, when recalculating the fair value of derivatives under IAS/IFRS, the Group considered counterparty credit risk determined using the risk adjustment, based on the rating of counterparties, and the bid-ask spread for net open positions.

Fair value of such contracts also includes the valuation (-103 million euro) of options correlated to equity investments recorded, in application of IAS/IFRS, in financial assets available for sale also recorded at fair value.

The new measurement criteria of derivatives held for trading determined a negative impact on the 2004 restated statement of income of 15 million euro, recorded in profits (losses) on financial transactions.

Fair value measurement of derivatives: separation of embedded derivatives from issued bonds

Under IAS/IFRS, derivatives should be recognised separately even when embedded in host financial instruments (so-called combined financial instruments) if the latter are not measured at fair value.

In this case, IAS/IFRS allow an entity to recognise revenues when these products are initially recognised only to the extent that they can be determined as the difference between the sale

price of the financial instrument and its fair value measured using parameters of the same market as that on which the instrument has been sold. In the case of structured bonds, the only parameter available from the placement market must be derived from the retail market (since the Group mainly places these products on this market) and relates to the financial instrument as a whole, rather than its individual components. It would be necessary to make reference to the wholesale market to obtain a parameter to be used in the measurement of the sole embedded component. Therefore, under IAS/IFRS, profits on these products must be allocated over their residual life through the adjustment of the related amortised cost. The different accounting treatment has an impact only on revenues' recognition times and does not affect the overall profitability of such products.
Upon first-time adoption, the residual profits (at transition date) previously recognised have been therefore taken to shareholders' equity, following the recognition at fair value of the hedged item, which considers the cost of funding on the basis of IAS/IFRS.
The 2004 restated statement of income reflects the reversal of up-front revenues received on structured bonds issued (-199 million euro in profits (losses) on financial transactions), which on application of the new principles contributed to the formation of income using the pro rata temporis approach (+74 million euro in 2004 recorded in net interest income).

Measurement of equity investments classified as held for trading

IAS/IFRS require that unconsolidated equity investments be measured at fair value. Therefore, the Group has determined the fair value of certain equity investments classified as assets held for trading, since destined for sale, using methodologies that are normally used in standard market practice (stock exchange quotations, similar transactions, financial ratios and equity, financial and performance measurement models). The equity investments in Banco ABN Amro Real, Bayerische Hypo- und Vereinsbank and Commerzbank have been classified in this category. These last two investments have been sold at the beginning of 2005; the equity investment in Banco ABN Amro-Real was partly sold in the year and the remaining part will be disposed of following the exercise of a put option.
The measurement of such equity investments on the 2004 restated statement of income determined a positive effect (+37 million euro) recorded in profits (losses) on financial transactions.

Hedging derivatives

The application of fair value in the valuation of derivatives also refers to contracts stipulated for hedging financial risks. This leads – in the case of hedging of the variation in the market value of another financial instrument (fair value hedge) – to the need of extending, for the purposes of a consistent valuation method, the same valuation criteria to the hedged item. This principle of consistency may only be maintained in presence of effective hedges, that is hedges in which the changes in fair value offset, within precise thresholds, opposite changes in the value of the hedged item. Instead, in the case of cash flow hedges, IAS 39 requires the valuation at fair value (with recognition of the effect in a reserve in shareholders' equity) of the sole hedging derivative. Furthermore, derivative contracts stipulated between Group companies may no longer be accounted for in consolidated financial statements.
These new rules have led to revise the accounting and valuation criteria of hedges. Hedges have been divided in fair value hedges of specific captions and cash flow hedges of specific captions or portfolios of liabilities. In certain cases it has been necessary to close the contracts in advance, subsequently stipulating new hedges compliant with the requisites of IAS 39.

Fair value hedges: fair value measurement of hedging derivatives and hedged items

For the reasons set out above, upon IAS/IFRS first-time adoption, hedged balance sheet items in a fair value hedge and the related hedging derivatives have been measured at fair value. These items were previously recognised at cost.
The change in fair value which occurred in 2004 generated a negative effect on the 2004 restated statement of income (-5 million euro).

Hedge accounting adjustments (IAS 39)

The Group has revised hedging transactions following the new and stricter rules for hedge accounting. Some of the transactions that did not qualify for hedge accounting under IAS/IFRS

have been reclassified to the trading portfolio, some have been closed in advance (during 2004) and some have been replaced with other contracts that qualify for hedge accounting.
More specifically, previous hedging transactions within Group companies, which, under previous accounting policies, were not eliminated for consolidation purposes, have been closed in advance. Upon first-time adoption, the effects of such early terminations, which were distributed over the original life of the contracts under previous accounting policies, have been recognised in shareholders' equity (to the extent of the deferral as at 31st December 2004). In this way, the Group obtained the same accounting treatment that would have been applied if such intragroup contracts had been derecognised in accordance with IAS 39 upon transition to IAS/IFRS.
Certain derivatives with third parties, which qualified for hedge accounting under previous accounting policies, have been reclassified as held for trading since they did not meet IAS 39 requirements for hedge accounting.

Property and equipment and intangible assets

Derecognition of depreciation of land
Under IAS/IFRS, property and equipment should be depreciated over their useful lives or over the useful lives of the individual components forming them, if different. This means that the carrying amount of a building should be accounted for separately from the carrying amount of the land on which the building stands, based on the assumption that land is not a depreciable asset. Therefore, previous depreciation charged to land is to be derecognised.
Accordingly, for those buildings where the Group owns both the building and the land on which it stands, the Group has accounted for the building and the land separately and has derecognised the portion of accumulated depreciation attributable to such land.
The carrying amount of land has been calculated on the basis of specific expert opinion.
The 2004 restated statement of income benefits from the fact that land is no longer depreciated (+28 million euro).

Items that do not qualify for recognition as intangible assets
Under IAS/IFRS, an item qualifies for recognition as intangible assets only if it is probable that it will generate future economic benefits and its cost can be measured reliably.
In accordance with the above principle, the Group has derecognised those items that do not qualify for recognition as intangible assets, mainly start-up costs.

Goodwill impairment
IAS/IFRS do not permit amortisation of assets with indefinite useful lives, including goodwill. Therefore, an entity should test such intangibles for impairment at least annually by comparing carrying amount with recoverable amount ("impairment test"). As a result, goodwill recorded in accordance with previous accounting policies has been restated under IAS/IFRS, on the basis of its estimated recoverable amount, calculated using the future cash flows expected from the assets which originally determined its recognition.
The reversal of amortisation of goodwill determined a positive effect on the 2004 restated statement of income (+130 million euro).

Allowances

Collective measurement of guarantees and commitments
The accounting treatment adopted for the measurement of loans to customers and on-balance sheet due from banks described above has also been applied to guarantees given. The impact of IAS/IFRS first-time adoption is attributable to the measurement of guarantees and commitments to performing customers.

Unrecognised allowances for risks and charges and discounting of provisions
Under IAS/IFRS, allowances can be recognised when it is probable that an outflow of resources will be required to settle an existing obligation and a reliable estimate of the amount of the

obligation can be made. Therefore, the Group has derecognised allowances previously accounted for which are no longer allowed under international standards.
In addition, where the effect of the time value of money is material, IAS/IFRS require the amount of an allowance be equal to the present value of the expenditures expected to be necessary to settle the obligation. Allowances for which the time value of money is material have been adjusted to take their present value into account.
The 2004 restated statement of income benefited from the lower net present value of provisions required (26 million euro), while net interest income was affected by the related time value (-17 million euro).
The allowances which have been derecognised include the reserve for general banking risks. This derecognition generated a negative effect (-163 million euro) on the 2004 restated statement of income following the reversal of the uses made in that year.

Actuarial valuation of employee termination indemnities and allowances for pensions
IAS/IFRS require defined benefit pension plans be measured on the basis of the actuarially-determined amount that an entity will pay to employees upon termination of the labour agreement.
The Group has verified the valuations of the defined benefit plans recognised in accordance with previous accounting policies and has adjusted provisions if such valuations did not comply with IAS/IFRS requirements.
Italian employee termination indemnities is accounted for as a defined benefit plan, and therefore on the basis of actuarial valuations, rather than as prescribed by relevant talian legislation.
The new measurement criteria determined a positive effect of 7 million euro on the 2004 restated statement of income.

Other impacts
Other residual impacts of first-time adoption are mainly related to the effects of IAS/IFRS on investments carried at equity, as well as to the derecognition of treasury shares which, pursuant to international principles, have been deducted from shareholders' equity since it is no longer possible to record them among assets. The value of the treasury shares amounted to 1,017 million euro as at 1st January 2004 and decreased to 10 million euro as at 31st December 2004 mostly as a result of the free assignment to Shareholders carried out by the Parent Company at the time of distribution of the dividend for 2003.

Financial assets available for sale
Under IAS/IFRS, financial instruments classified as financial assets available for sale should be measured at fair value. Any gains or losses arising from fair value measurement should be recognised in equity until they are realised.

Fair value measurement of debt securities
Upon first-time adoption of the aforementioned principles, certain debt securities not held for trading which do not qualify for recognition as investments held to maturity or loans have been classified as "Financial assets available for sale". The impact of first-time adoption is due to the measurement of unlisted securities at fair value, rather than at the lower of cost and market value as required by previous accounting policies.

Fair value measurement of equities
Again upon first-time adoption, equity investments acquired by the Group with the intention of establishing or maintaining a long-term operating relationship with the investee, which are not investments in subsidiaries or associates or jointly controlled entities, and those relating to private equity transactions have been classified as "Financial assets available for sale". These equity investments, which were carried at cost under previous accounting policies, have been measured at fair value using methodologies which are standard market practice (stock exchange quotations, similar transactions, financial ratios and equity, financial and performance measurement models).

Cash flow hedges

Cash flow hedges: fair value measurement of derivatives

In the case of cash flow hedges, the Group has determined the fair value of the hedging derivatives, which were previously carried at cost in compliance with Italian accounting principles.

Share-based payments

IAS/IFRS differ from Italian accounting principles and require that the current value of share-based payments (including the so-called stock options), equal to the fair value of the options, be recognised in the statement of income when the options are granted to employees or directors over the vesting period, with a balancing entry in equity. The provisions of IFRS 2 should be applied to all plans granted after 7th November 2002. The stock option plan currently in force as of 1st January 2005 was approved by the Extraordinary Shareholders' Meeting on 17th December 2002 with reference to the years from 2003 to 2005. The Group has determined the fair value of the options granted and for the amount attributable to 2003 it set up a special available reserve to service the plan, while the portion attributable to 2004 was recorded in the statement of income redetermined using IAS/IFRS (-8 million euro registered in personnel expenses), without generating a variation in shareholders' equity.

Tax

IAS/IFRS impact on shareholders' equity has been calculated net of the related tax impact, determined in accordance with relevant legislation (including Legislative Decree 38/2005). In particular:

- the IRES tax has been calculated using a 33% rate;
- allocations to equity have been considered as extraordinary items for IRAP purposes and therefore, generally speaking, irrelevant for this tax, except when they are matched to income or expenses which are relevant for the purpose of taxes relating to previous or subsequent years; the tax rate applied in this case is 4.25% (plus any regionally-required additional tax);
- with respect to subsidiaries abroad, the taxes applicable in the individual Countries have been considered.

No deferred tax liabilities are recorded for reserves which are subject to a suspended tax regime since the size of the available reserves which have already been taxed leads to believe that the Bank will not undertake any transactions which may lead to tax the untaxed reserves.

The overall tax impact on the 2004 restated statement of income was positive (17 million euro).

Summary

In conclusion, IAS/IFRS adjustments applied to equity upon first-time adoption have led to an overall reduction in equity as at 1st January 2005 from 15,564 million euro to 13,969 million euro (-1,595 million euro resulting from gross decreases for a total of 2,282 million euro and a tax effect of 687 million euro). Therefore, the Group has included a specific negative balance item in shareholders' equity, the "IAS/IFRS first-time adoption reserve" of -1,680 million euro and valuation reserves of 85 million euro, both net of the tax effect. The decrease in the carrying amount of shareholders' equity and the consequent reduction in shareholders' equity for supervisory purposes, together with the other first-time adoption impacts have had the following negative effects on capital requirements:

- Core Tier 1 ratio decreased from 7.59% to 6.69%;
- Tier 1 ratio from 8.53% to 7.64%;
- Total capital ratio from 11.60% to 11.02%.

The table below sets out the changes in consolidated shareholders' equity as at 1st January 2005 following IAS/IFRS first-time adoption.

(in millions of euro)

	01.01.2005												
	Share capital		**Share premium reserve**	**Reserves**		**Valuation reserves**				**Equity instruments**	**Treasury shares**	**Net income (loss)**	**Shareholders' equity**
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2003 (*)	3,076	485	5,404	3,457	85	-	-	356	-1	-	1,017	1,214	15,093
CHANGES IN INITIAL BALANCES (Transition to IAS/IFRS - Except IAS 39)	-	-	-	-35	-	-	-	-	65	-	-1,017	-	-987
BALANCES AS AT 01.01.2004	3,076	485	5,404	3,422	85	-	-	356	64	-	-	1,214	14,106
ALLOCATION OF NET INCOME OF THE PREVIOUS YEAR													
Reserves				879								-879	-
Dividends and other allocations				-2								-835	-337
CHANGES IN THE PERIOD													
Changes in reserves			2	-29				1	38				12
Operations on shareholders' equity													
Issue of new shares													
Purchase of treasury shares											-10		-10
Extraordinary dividends													
Changes in equity instruments													-
Derivatives on treasury shares													
Stock options				8									8
2004 net income (loss)												1,856	1,856
RESTATED SHAREHOLDERS' EQUITY AS AT 31.12.2004 (§)	3,076	485	5,406	4,278	85	-	-	357	102	-	-10	1,856	15,635
CHANGES IN INITIAL BALANCES (Transition to IAS/IFRS - IAS 39)	-	-	-	-1,751	-	117	-32	-	-	-	-	-	-1,666
BLANCES AS AT 01.01.2005	3,076	485	5,406	2,527	85	117	-32	357	102	-	-10	1,856	13,969

(*) Determined using Italian accounting principles (Legislative Decree 87/92).

(§) Except for IAS 39.

Reconciliation of net income as per Legislative Decree 87/92 to IAS/IFRS net income as at 31st December 2004

(in millions of euro)

	31.12.2004 (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	Impact of IAS/IFRS first-time adoption (IAS 39) (C)	31.12.2004 IAS/IFRS (except IAS 39) (D=A+B)	31.12.2004 IAS/IFRS (E=A+B+C)
Net interest income	4,962	-53	238	4,909	5,147
Dividends and income from investments carried at equity	220	-	-	220	220
Interest margin	**5,182**	**-53**	**238**	**5,129**	**5,367**
Net commissions	3,447	4	5	3,451	3,456
Profits (Losses) on financial transactions	737	1	-235	738	503
Other operating income, net	360	22	-	382	382
Net interest and other banking income	**9,726**	**-26**	**8**	**9,700**	**9,708**
Administrative costs	-5,247	15	3	-5,232	-5,229
of which - Payroll	*-3,147*	*29*	*-*	*-3,118*	*-3,118*
- Other	*-2,100*	*-14*	*3*	*-2,114*	*-2,111*
Adjustments to fixed assets and intangibles	-583	26	-	-557	-557
Operating costs	**-5,830**	**41**	**3**	**-5,789**	**-5,786**
Operating margin	**3,896**	**15**	**11**	**3,911**	**3,922**
Adjustments to goodwill arising on consolidation and on application of the equity method	-130	130	-	-	-
Provisions for risks and charges	-167	17	11	-150	-139
Net adjustments to loans and provisions for possible loan losses	-887	-5	-58	-892	-950
Net adjustments to financial fixed assets	-19	-	-6	-19	-25
Income from operating activities	**2,693**	**157**	**-42**	**2,850**	**2,808**
Extraordinary income (loss)	-61	-34	-	-95	-95
Income taxes for the period	-805	-10	27	-815	-788
Change in the reserve for general banking risks and other reserves	163	-163	-	-	-
Minority interests	-106	22	-	-84	-84
Net income for the period	**1,884**	**-28**	**-15**	**1,856**	**1,841**

Restatement of the statement of income as per Legislative Decree 87/92 to IAS/IFRS statement of income (except IAS 39) as at 31st December 2004

(in millions of euro)

Legislative Decree 87/92 \ IAS/IFRS	Statement of income ex Legislative Decree 87/92	Interest margin	Net fee and comm. income	Dividend and similar income	Profits (Losses) on trading	Profits (Losses) on disposal of assets / liabilities	Net losses / recoveries on impairment of other financial activities	Admin. expenses	Net provisions for risks and charges	Net adjustments to / recoveries on property, equipment and intangible assets	Other operating expenses (income)	Profits (Losses) on investments in associates and companies subject to joint control	Profits (Losses) on disposal of investments	Taxes on income from continuing operations	Minority interests	Net income (loss)
Interest income and similar revenues	9,470	9,470														
Interest expense and similar charges	-4,535	-4,535														
Dividends and other revenues	502			502												
Commission income	4,031		4,031													
Commission expense	-584		-584													
Profits (Losses) on financial transactions	313				313											
Gross returns (losses) on investment of the allowances for pensions and similar commitments	6							6								
Administrative costs																
- payroll	*-3,147*							*-3,147*								
- other	*-2,100*							*-2,100*								
Allocation (Use) of net returns (losses) on investment of the allowances for pensions and similar commitments	-6							-6								
Adjustments to fixed assets and intangibles	-713									-713						
Provisions for risks and charges	-172								-172							
Adjustments to loans and provisions for guarantees and commitments	-1,700															
Write-back of adjustments to loans and provisions for guarantees and commitments	711															
Total adjustments to / write back of	**-989**						-989									
Provisions for possible loan losses	-1						-1									
Adjustments to financial fixed assets	-43															
Write-back of financial fixed assets	24															
Total adjustments to / write back of financial fixed assets	**-19**				7		-35						9			
Other operating income	519															
Extraordinary income	763															
Other operating expenses	-133															
Extraordinary charges	-716															
Total operating income / expenses	**433**	-10	-8		67	1	-2	-103	-94	-7	354	12	213	10		
Income from investments carried at equity	143											143				
Use of allowance for risks and charges arising on consolidation	68								68							
Change in the reserve for general banking risks	95								95							
Income taxes	-805													-805		
Minority interests	-106														-106	
Net income for the period	1,884															1,684
IAS EFFECT			4				-6	-21	-165	155	-6	-1		-10	22	-28
TOTAL		**4,925**	**3,443**	**502**	**387**	**1**	**-1,033**	**-5,371**	**-268**	**-565**	**348**	**154**	**222**	**-805**	**-84**	**1,856**

The table above illustrates the reconciliation of the 2004 statement of income restated with the application of IAS/IFRS (except IAS 39) and the new form of the statement of income contained in the financial statements in the present Annual report.

Restatement of the reclassified statement of income as per Legislative Decree 87/92 to IAS/IFRS statement of income (including IAS 39) as at 31st December 2004

(in millions of euro)

Legislative Decree 87/92 \ IAS/IFRS	Net interest income	Dividends and profits on investments carried at equity	Net fee and commission income	Profits (Losses) on trading	Other operating income (expenses)	Operating costs	Net adjustments to loans and other assets	Income (Loss)/ Provisions	Taxes on income from continuing operations	Income (Loss) after tax from discontinued operations	Minority interests	Total
Net interest income	5,129			18								5,147
Dividends and income from investments carried at equity		155		65								220
Net commissions	-18		3,474									3,456
Profits (Losses) on financial transactions				503								503
Other operating income, net	14				34	301		33				382
Operating costs	-					-5,710	-72	-4				-5,786
Adjustments to goodwill arising on consolidation and on application of the equity method												-
Provisions for risks and charges								-139				-139
Net adjustments to loans and provisions for possible loan losses							-950					-950
Net adjustments to financial fixed assets							-25					-25
Extraordinary income (loss)	-1		-9	67	-35	-103	-65	32	9			-95
Income taxes for the period									-788			-788
Minority interests											-84	-84
Total	**5,124**	**155**	**3,465**	**653**	**-1**	**-5,512**	**-1,102**	**-78**	**-779**	**-**	**-84**	**1,841**
Discontinued operations	*-190*		*-5*		*-6*	*43*	*216*		*-9*	*-49*		*-*
Contribution of companies consolidated as of 1st October 2005	*45*		*13*	*3*	*1*	*-38*	*3*	*-1*	*-4*		*-22*	*-*
TOTAL	**4,979**	**155**	**3,473**	**656**	**-6**	**-5,507**	**-883**	**-79**	**-792**	**-49**	**-106**	**1,841**

The table above illustrates the reconciliation of the 2004 reclassified statement of income restated with the application of IAS/IFRS, published until last year and the new form of the reclassified statement of income which is commented in the Report on operations in the present Annual report.

Reconciliation of balance sheet as per Legislative Decree 87/92 to IAS/IFRS balance sheet as at 1st January 2004

(in millions of euro)

Assets	31.12.2003 pro forma (*) (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	01.01.2004 IAS/IFRS (except IAS 39) (C = A+B)
1. Cash and deposits with central banks and post offices	**1,576**	**-98**	**1,478**
2. Loans			
- loans to customers	154,614	1,993	156,607
- due from banks	28,521	163	28,684
3. Trading portfolio	**24,117**	**-146**	**23,971**
of which Own shares	*1,017*	*-1,017*	-
4. Fixed assets			
a) investment portfolio	5,318	75	5,393
b) equity investments	4,908	-11	4,897
c) tangible and intangible	4,274	-525	3,749
5. Goodwill arising on consolidation	**546**	**-194**	**352**
6. Goodwill arising on application of the equity method	**286**	**-**	**286**
7. Other assets	**35,518**	**-833**	**34,685**
Total Assets	**259,678**	**424**	**260,102**

Liabilities and Shareholders' Equity	31.12.2003 pro forma (*) (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	01.01.2004 IAS/IFRS (except IAS 39) (C = A+B)
1. Debts			
- due to customers	104,676	125	104,801
- securities issued	56,591	2,612	59,203
- due to banks	31,668	174	31,842
2. Allowances with specific purpose	**5,047**	**24**	**5,071**
3. Other liabilities	**35,240**	**-1,535**	**33,705**
4. Allowances for possible loan losses	**25**	**-**	**25**
5. Subordinated and perpetual liabilities	**10,603**	**-**	**10,603**
6. Minority interests	**735**	**11**	**746**
7. Shareholders' equity			
- share capital, reserves and reserve for general banking risks	13,849	-987	12,862
- negative goodwill arising on consolidation	29	-	29
- negative goodwill arising on application of the equity method	1	-	1
- net income for the period	1,214	-	1,214
Total Liabilities and Shareholders' Equity	**259,678**	**424**	**260,102**

(*) Figures restated in order to take into account the changes in the consolidation area occurred in 2004, as published in the Annual report 2004.

Reconciliation of balance sheet as per Legislative Decree 87/92 to IAS/IFRS balance sheet as at 31st December 2004 and as at 1st January 2005

(in millions of euro)

Assets	31.12.2004 (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	Impact of IAS/IFRS first-time adoption (IAS 39) (C)	31.12.2004 IAS/IFRS (except IAS 39) (D=A+B)	01.01.2005 IAS/IFRS (including IAS 39) (E=A+B+C)
1. Cash and deposits with central banks and post offices	**1,488**	**-18**	**-**	**1,470**	**1,470**
2. Loans					
- loans to customers	157,698	1,870	-1,570	159,568	157,998
- due from banks	28,730	126	21	28,856	28,877
3. Trading portfolio	**33,576**	**908**	**123**	**34,484**	**34,607**
of which Own shares	*10*	*-10*	-	-	-
4. Fixed assets					
a) investment portfolio	5,158	61	390	5,219	5,609
b) equity investments	4,834	-55	-27	4,779	4,752
c) tangible and intangible	4,075	-558	-	3,517	3,517
5. Goodwill arising on consolidation	**484**	**-83**	**-**	**401**	**401**
6. Goodwill arising on application of the equity method	**253**	**68**	**-**	**321**	**321**
7. Other assets	**38,302**	**-782**	**2,250**	**37,520**	**39,770**
Total Assets	**274,598**	**1,537**	**1,187**	**276,135**	**277,322**

Liabilities and Shareholders' Equity	31.12.2004 (A)	Impact of IAS/IFRS first-time adoption (except IAS 39) (B)	Impact of IAS/IFRS first-time adoption (IAS 39) (C)	31.12.2004 IAS/IFRS (except IAS 39) (D=A+B)	01.01.2005 IAS/IFRS (including IAS 39) (E=A+B+C)
1. Debts					
- due to customers	109,542	68	-	109,610	109,610
- securities issued	61,417	2,670	1,185	64,087	65,272
- due to banks	34,214	134	-10	34,348	34,338
2. Allowances with specific purpose	**4,715**	**106**	**667**	**4,821**	**5,488**
3. Other liabilities	**39,121**	**-1,556**	**1,024**	**37,565**	**38,589**
4. Allowances for possible loan losses	**4**	**-4**	**-**	**-**	**-**
5. Subordinated and perpetual liabilities	**9,278**	**-**	**-**	**9,278**	**9,278**
6. Minority interests	**743**	**48**	**-13**	**791**	**778**
7. Shareholders' equity					
- share capital, reserves and reserve for general banking risks	13,649	94	-1,651	13,743	12,092
- negative goodwill arising on consolidation	29	-	-	29	29
- negative goodwill arising on application of the equity method	2	5	-	7	7
- net income for the period	1,884	-28	-15	1,856	1,841
Total Liabilities and Shareholders' Equity	**274,598**	**1,537**	**1,187**	**276,135**	**277,322**

The tables above highlight the effects that first-time adoption of IAS/IFRS would have had on the balance sheet as at 1st January 2004, as at 31st December 2004 and as at 1st January 2005 using the financial statement forms in force at the time.
Column (B) includes, in addition to the effects of the transition to IAS/IFRS with the exclusion of IAS 39, the variations in the consolidation area, the insertion in the relevant caption of accruals and deferrals as well as the reclassification in loans to customers of assets to be leased.
Column (C) includes the effects of the transition to IAS/IFRS attributable to the application of IAS 39.

Restatement of the balance sheet as per Legislative Decree 87/92 to IAS/IFRS balance sheet (except IAS 39) as at 31st December 2004

(in millions of euro)

Legislative Decree 87/92 \ IAS/IFRS	Consolid. financial statements ex Legislative Decree 87/92	Reclassif. IAS (except IAS 39)	Consolid. financial statements IAS (except IAS 39)	Cash and cash equivalents	Financial assets held for trading	Investments held to maturity	Due from banks	Loans to customers	Investments in associates and companies subject to joint control	Property and equipment	Intangible assets	Tax assets	Non-current assets held for sale and discontinued operations	Other assets	Total
ASSETS															
Cash and deposits with central banks and post offices	1,488	-18	1,470	1,470											1,470
Loans to customers	157,698	1,870	159,568					159,568							159,568
Due from banks	28,730	126	28,856				28,856								28,856
Trading portfolio	33,576	908	34,484		34,484										34,484
Investment portfolio	5,158	61	5,219			5,219									5,219
Equity investments	4,834	-55	4,779		41				4,733				5		4,779
Fixed assets and intangibles	4,075	-558	3,517							2,982	473			62	3,517
Goodwill arising on consolidation	484	-83	401								401				401
Goodwill arising on application of the equity method	253	68	321						321						321
Other assets	38,302	-782	37,520	315	23,682			197			39	4,447	2	8,838	37,520
TOTAL ASSETS	274,598	1,537	276,135	1,785	58,207	5,219	28,856	159,765	5,054	2,982	913	4,447	7	8,900	276,135

(in millions of euro)

Legislative Decree 87/92 \ IAS/IFRS	Consolid. financial statements ex Legislative Decree 87/92	Reclassif. IAS (except IAS 39)	Consolid. financial statements IAS (except IAS 39)	Due to banks	Due to customers	Securities issued	Financial liabilities held for trading	Tax liabilities	Other liabilities	Employee termination indemnities	Allowances for risks and charges	Valuation reserves	Reserves	Share premium reserve	Share capital	Treasury shares	Minority interests (+/-)	Net income (loss)	Total liabilities and shareholders' equity
LIABILITIES AND SHAREHOLDERS' EQUITY																			
Due to customers	109,542	68	109,610		109,610														109,610
Securities issued	61,417	2,670	64,087			64,087													64,087
Due to banks	34,214	134	34,348	34,348															34,348
Allowances with specific purpose	4,715	106	4,821					1,611	574	1,089	1,547								4,821
Other liabilities	39,121	-1,556	37,565				23,952	353	13,260										37,565
Allowances for possible loan losses	4	-4	-																-
Subordinated and perpetual liabilities	9,278	-	9,278			9,278													9,278
Minority interests	743	48	791														791		791
Share capital, reserves and reserve for general banking risks	13,649	94	13,743									459	4,327	5,406	3,561	-10			13,743
Negative goodwill arising on consolidation	29	-	29										29						29
Negative goodwill arising on application of the equity method	2	5	7										7						7
Net income for the period	1,884	-28	1,856															1,856	1,856
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	274,598	1,537	276,135	34,348	109,610	73,365	23,952	1,964	13,834	1,089	1,547	459	4,363	5,406	3,561	-10	791	1,856	276,135

The tables above illustrate the reconciliation between the balance sheet as at 31st December 2004 restated with the application of IAS/IFRS (excluding IAS 39), and the new balance sheet included in the financial statements in this Annual report.

Impact of first-time adoption of IAS/IFRS on capital for supervisory purposes and on capital ratios as at 31st December 2004

(in millions of euro)

	31.12.2004	01.01.2005 IAS/IFRS (including IAS 39)	Changes
Tier 1 capital	15,564	13,900	-1,664
Tier 2 capital	6,714	6,773	59
Items to be deducted	-1,117	-620	497
Total capital	**21,161**	**20,053**	**-1,108**
Credit risks	13,112	13,046	-66
Market risks	1,210	1,240	30
Tier 3 subordinated loans	-	-	-
Other capital requirements	277	277	-
Capital requirements	**14,599**	**14,563**	**-36**
Excess capital	**6,562**	**5,490**	**-1,072**
Risk-weighted assets	**182,486**	**182,042**	**-444**
Capital ratios %			
Core Tier 1 / Total risk-weighted assets	7.59	6.69	-0.90
Tier 1 / Total risk-weighted assets	8.53	7.64	-0.89
Total capital / Total risk-weighted assets	11.60	11.02	-0.58

Shareholders' equity for supervisory purposes and capital ratios have been calculated on the basis of balance sheet aggregates and net income determined applying IAS/IFRS and the so-called "prudential filters" supplied by the Basel Committee via certain press releases in 2004.

Independent Auditors' Report on the first-time adoption of IAS/IFRS (*)

(*) Document published on first-time adoption of IAS/IFRS and in the subsequent interim reports.

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
[illegible]

[illegible]

INDEPENDENT AUDITOR'S REPORT
ON THE STATEMENTS OF RECONCILIATION
TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")
WITH THE DESCRIPTION OF THE EFFECTS OF THE TRANSITION TO IFRS
(Translation from the original Italian text)

To the Board of Directors
of Banca Intesa S.p.A.

1. We have audited the accompanying consolidated statements denominated "Reconciliation of balance sheet as per Legislative Decree 87/92 to IAS/IFRS balance sheet" as of January 1, 2004, December 31, 2004 and January 1, 2005 "Reconciliation of net income as per Legislative Decree 87/92 to IAS/IFRS net income" for the year ended December 31, 2004, "Reconciliation of Shareholders' equity as per Legislative Decree 87/92 to IAS/IFRS Shareholders' equity" as of January 1, 2004, December 31, 2004 and January 1, 2005 (hereinafter, the "IFRS Reconciliation Statements") and the related explanatory notes, as presented in the Section denominated "IAS/IFRS first time adoption" to the Consolidated Report as at March 31, 2005. These IFRS Reconciliation Statements are based on the consolidated financial statements of Banca Intesa S.p.A. as of December 31, 2004, prepared in accordance with the Italian regulations governing the criteria for their preparation, which we have previously audited and on which we issued our auditor's report dated March 23, 2005. The IFRS Reconciliation Statements have been prepared as part of the Group's conversion to International Financial Reporting Standards (IFRS) as adopted by the European Commission. These IFRS Reconciliation Statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to express an opinion on these IFRS Reconciliation Statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Italy. In accordance with such standards we planned and performed the audit to obtain the information necessary in order to determine whether the IFRS reconciliations are materially misstated. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS Reconciliation Statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the IFRS Reconciliation Statements identified in paragraph 1. above, taken as a whole, have been prepared in all material respects in accordance with the criteria and principles set out in article 82-bis of CONSOB Regulation no. 11971/1999 as amended by Resolution no. 14990 of April 14, 2005.

Reconta Ernst & Young S.p.A.
[illegible]

Ernst & Young ■ Reconta Ernst & Young S.p.A.

4. We draw your attention to the fact that, as described in the explanatory notes, the data presented in the IFRS Reconciliation Statements will be utilized for inclusion as comparative information in the first complete set of consolidated financial statements as of Decemeber 31, 2005; such data may require adjustments since new IFRS standards or IFRIC interpretations, for which earlier adoption could be allowed, may be effective before the publication of the 2005 consolidated financial statements.

   Moreover, since the IFRS Reconciliation Statements have been prepared as part of the Group's conversion to IFRS in connection with preparation of its first complete set of consolidated financial statements in accordance with IFRS as adopted by the European Commission, they do not include certain tables, comparative data and explanatory notes which would be required for a complete presentation of the financial position and results of operations of the Intesa Group in conformity with IFRS.

Milan, June 8, 2005

Reconta Ernst & Young S.p.A.
Signed by: Massimo Colli, partner

Report on operations

The macroeconomic scenario and lending and deposit collecting activities

The macroeconomic scenario

During 2005 the macroeconomic scenario confirmed the main trends observed the previous year even if with certain discontinuities. Tensions on raw material prices characterised also 2005, as a result of still sustained economic growth rates. Inflation was therefore moderately high both in the United States where it touched 4.7% and in the Euro Zone, where the twelve-month average (2.2%) exceeded the target set by the European Central Bank. However, the trend of prices for manufactured articles remained relatively moderate everywhere and allowed central banks to gradually adjust their monetary policies.
In the United States, where the economy recorded an approximately 3.5% annual average growth rate, the Federal Reserve increased official rates from 2.25% to 4.25%. At the end of the year the Federal Reserve again signalled that new interventions were probable, but the upward cycle is considered by markets near the close. The economy shows certain timid signs of deceleration, even if consensus growth rates for 2006 remain well above 3.0%.
In the Euro Zone monetary policy remained unchanged till the beginning of December, when the ECB decided to increase the rate on main refinancing operations from 2.0% to 2.25% and then to 2.50% in February 2006. This move was broadly prepared by the ECB and reflected the improvement in the European economic situation. Even if the Euro Zone growth rate for 2005 is estimated at 1.4%, lower than the previous year, domestic demand and exports strengthened during the second half, the latter also as a result of more favourable exchange rates.
With regard to Central-Eastern European Countries where Gruppo Intesa is present, economic growth slowed down, compared to 2004, marginally in Croatia, Hungary and Slovakia and more substantially in Russia, whereas the evolution of interest rates showed a widespread downward trend. Exchange rates registered contained fluctuations towards the euro: the Croatian kuna and the Slovakian crown gained respectively 3.8% and 2.3%, whilst the Hungarian forint lost 2.9% from 31st December 2004.

In foreign exchange markets, the increases in American interest rates sustained the dollar and reduced the overvaluation of the euro determined by the strong rises recorded in the 2003-2004 period. The exchange rate between the two currencies highlighted a marked inversion in the trend, down from 1.36 to 1.18. In general, investors preferred currencies characterised by higher interest rates.
In fixed-income markets, the moderate inflation and the perception of a gradual slowdown in the US economy considerably reduced maturity spreads in the yield curve: spreads between 10-year and 3-year yields on the BTP (Italian fixed-rate Government bonds) curve dropped from 120 to 55 basis points, whilst for the American Government securities market the downward slope virtually flattened.
Emerging markets were again sustained by international investors seeking high yields as well as by low levels of issues and by the improvement of financial stability parameters. The EMBI index+ (*Emerging Markets Bond Index*) rose by 12% in 2005, mainly driven by lower risk premiums.
2005 was very positive for world stock markets, that overcame the obstacle posed by the subdued trend in American indices. Noteworthy was the performance of the Nikkei index (+40%), sustained by rising confidence of foreign investors in Japan's relaunch prospects. Also European markets registered solid increases in prices with EuroStoxx closing the year at +23.6%. The Italian market took part in the favourable trend (Mibtel: +14.4%), with only two important correction phases, the first in April and the second in October.
In this generally positive context, the Italian economy began 2005 recording a contraction in GDP for the second consecutive quarter. The middle part of the year registered a rapid and surprising recovery, mainly attributable to domestic demand. Also exports appeared on the rise, benefiting from both foreign demand and declining exchange rates. This fluctuating trend led to no growth, on average over the twelve months, in GDP for 2005, according to the latest ISTAT estimates, but consensus projections anticipate an acceleration in 2006.

Italian lending and deposit collecting activities

After a first half still characterised by a gradual contraction in bank interest rates (particularly in lending rates), reaching new all-time lows, a period of practical stability followed. Only in December, on the wake of the increase in the base rate decided by the ECB, interest rates recorded a clearly upward trend, which could continue during 2006 should market expectations of a further monetary tightening materialise. Estimated yields on loans to households and non-financial companies dropped an average of 19 basis points in 2005 compared to the corresponding figure of 2004, with an impact on the whole structure by maturity. Sector breakdown shows that household loans registered a more marked reduction compared to corporate loans. At the same time, also average interest rates on loans to non-financial companies decreased, though by a lower extent. Funding rates in 2005 were far more stable than lending rates, showing a moderately upward trend during the fourth quarter. At the end of the year, the estimated overall cost of collecting funds from households and non-financial companies rose by 3 basis points from the end of 2004. With regard to intermediation margins, short-term mark-up decreased from 3.21% at the beginning of the year to 2.85% at the end of the year, whereas the contribution margin of on demand funding rose from 1.46% to 1.64%. Consequently, short-term spreads declined by 18 basis points, to 4.49% at the end of the year, whilst the estimated overall spread between lending yield and funding cost dropped 15 basis points to 2.89%.

In line with the Euro Zone, loans granted by Italian banks registered a significant acceleration in 2005. Mainly due to the positive trend in household and corporate demand, sustained by particularly favourable terms, bank loans showed a rise in average volumes higher than that recorded in the previous twelve months.
As in 2004, the growth in the aggregate was almost exclusively sustained by the longer-term component, while short-term activities continued to be affected – especially in the first nine months – by the uncertain economic situation and showed a recovery only in the fourth quarter, that however was not sufficient to take the average growth over the twelve months to positive ground.
The divergent trend by maturity was also attributable to the low cost of long-term loans and the continuation of lending policies more focused on retail customers (from 1999 to now the incidence of household loans on total bank lending rose from 24% to over 30%).
These facts favoured the continuation of a sustained growth rate for household loans with an increasing focus on mortgages and consumer loans to fund the purchase of durable goods and services. However, the growth of the former reflected the effects of a further rise in prices of residential properties and the persistently-prudent attitude of investors towards financial investments, whereas the expansion of consumer loans appears more linked to the gradual convergence of Italian households to consumer models which are well consolidated in more advanced Western Countries. Possible concerns regarding excessive household debt do not appear to be grounded in the evolution of doubtful loans that remained very contained during the whole of the year, nor in the comparison with international figures.
Also demand for corporate loans was robust and in acceleration compared to the previous year. This was due not only to low interest rates that encouraged companies to request funding in advance even without short-term investment plans, but also to syndicated loans granted to certain large groups to fund turnaround programmes.
The growth in corporate loans was mainly sustained by medium- and long-term demand, which determined a further expansion in companies' medium- and long-term liabilities.
During 2005 the overall quality of the loan portfolio remained very high, as a result of a moderate expansion in doubtful loans, due to both the strengthening of the loan granting criteria applied by banks, and to companies' improved financial situation.
Funding activities within the Italian banking system, according to the harmonised definition, registered a marked acceleration in 2005 characterised by a considerable expansion in current accounts, repurchase agreements and bonds.
Despite the good performance of on demand deposits, determined by the still very high degree of uncertainty perceived by investors, in the last months of the year the weight of longer-term assets in financial portfolios increased. In particular, non-money market mutual funds and indirect customer deposits recorded a recovery. This last aggregate returned to register positive growth rates in the second half, after over two years of continued contraction.

Economic results

General aspects

The tables hereafter and the relative comments analyse the results recorded in the statement of income as at 31st December 2005 – drawn up using the new IAS/IFRS – compared to those of 2004, restated using IAS/IFRS, including IAS 39.
For the banking industry the provisions of the latter are by far the most significant and the most complex to apply, since they refer to the classification, recognition and measurement of loans and financial instruments, which make up the ordinary operations of a bank.
In the construction of the comparative figures for 2004, as already indicated in the previous chapters of this Report, estimates have been used where necessary. These are based on reasonable elements and therefore enable a reliable representation of the figures for the previous year.
Again in figures for 2004, income and losses on the doubtful loan portfolio and the loan servicing business of Intesa Gestione Crediti (IGC) sold during 2005 have been estimated and recorded in a specific caption.

Reclassification criteria of the statement of income

For the purpose of a more effective representation of results, a condensed statement of income, was prepared through opportune restatements and according to presentation criteria deemed to be better suited to represent the content of captions according to the principle of operating consistency.
Reclassifications are listed below:

- dividends on shares classified as assets available for sale and as assets held for trading are reallocated in profits (losses) on trading;
- fair value adjustments in hedge accounting are registered in net interest income due to their close correlation;
- profits and losses on disposal or repurchase of financial assets available for sale and of financial liabilities are included in profits (losses) on trading;
- recovery of expenses and of taxes and duties are directly deducted from administrative expenses instead of recorded in other operating income;
- profits and losses on disposal or repurchase of loans are posted in net adjustments to loans;
- net impairment losses on other financial activities, mainly related to guarantees, commitments and credit derivatives, are registered in net adjustments to loans;
- the reduction in time value on loans is recorded in net interest income instead of being allocated in net adjustments to loans, since the phenomenon derives directly from the application of the amortised cost criterion in absence of changes in forecasted expected future flows. A consistent approach is used for the time value of Employee termination indemnities and Allowances for risks and charges;
- permanent impairment of property, equipment and intangible assets are excluded from net adjustments to property, equipment and intangible assets – that thus solely express depreciation and amortisation – and are included in a residual caption which records net impairment losses on financial assets available for sale, investments held to maturity and other financial activities;
- profits (losses) on disposal of investments are recorded in profits (losses) on investments held to maturity and on other investments, instead of being presented together with profits (losses) on investments carried at equity.

Reclassified consolidated statement of income

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes	
			amount	%
Net interest income	5,285	4,979	306	6.1
Dividends	12	12	-	-
Profits (Losses) on investments carried at equity	151	143	8	5.6
Net fee and commission income	3,904	3,473	431	12.4
Profits (Losses) on trading	675	656	19	2.9
Other operating income (expenses)	2	-6	8	
Operating income	**10,029**	**9,257**	**772**	**8.3**
Personnel expenses	-3,207	-3,178	29	0.9
Other administrative expenses	-1,795	-1,812	-17	-0.9
Adjustments to property, equipment and intangible assets	-514	-517	-3	-0.6
Operating costs	**-5,516**	**-5,507**	**9**	**0.2**
Operating margin	**4,513**	**3,750**	**763**	**20.3**
Goodwill impairment	-6	-	6	-
Net provisions for risks and charges	-416	-296	120	40.5
Net adjustments to loans	-715	-806	-91	-11.3
Net impairment losses on other assets	-28	-77	-49	-63.6
Profits (Losses) on investments held to maturity and on other investments	834	217	617	
Income (Loss) before tax from continuing operations	**4,182**	**2,788**	**1,394**	**50.0**
Taxes on income from continuing operations	-1,082	-792	290	36.6
Income (Loss) after tax from discontinued operations	32	-49	81	
Minority interests	-107	-106	1	0.9
Net income	**3,025**	**1,841**	**1,184**	**64.3**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Quarterly development of the reclassified consolidated statement of income

(in millions of euro)

	2005				2004 (*)			
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Net interest income	1,355	1,343	1,307	1,280	1,291	1,267	1,191	1,230
Dividends	-	-	12	-	-	-	12	-
Profits (Losses) on investments carried at equity	41	44	33	33	40	34	36	33
Net fee and commission income	1,001	979	970	954	921	858	865	829
Profits (Losses) on trading	132	179	177	187	238	122	186	110
Other operating income (expenses)	14	-7	11	-16	92	-140	30	12
Operating income	**2,543**	**2,538**	**2,510**	**2,438**	**2,582**	**2,141**	**2,320**	**2,214**
Personnel expenses	-872	-786	-777	-772	-840	-764	-781	-793
Other administrative expenses	-505	-430	-458	-402	-507	-427	-449	-429
Adjustments to property, equipment and intangible assets	-161	-125	-119	-109	-153	-123	-123	-118
Operating costs	**-1,538**	**-1,341**	**-1,354**	**-1,283**	**-1,500**	**-1,314**	**-1,353**	**-1,340**
Operating margin	**1,005**	**1,197**	**1,156**	**1,155**	**1,082**	**827**	**967**	**874**
Goodwill impairment	-6	-	-	-	-	-	-	-
Net provisions for risks and charges	-204	-48	-118	-46	-174	-18	-86	-18
Net adjustments to loans	-239	-155	-133	-188	-260	-139	-311	-96
Net impairment losses on other assets	-21	-	-7	-	-51	-8	1	-19
Profits (Losses) on investments held to maturity and on other investments	709	43	23	59	84	107	29	-3
Income (Loss) before tax from continuing operations	**1,244**	**1,037**	**921**	**980**	**681**	**769**	**600**	**738**
Taxes on income from continuing operations	-64	-348	-316	-354	-143	-248	-146	-255
Income (Loss) after tax from discontinued operations	25	-9	-2	18	-2	-2	-7	-38
Minority interests	-25	-35	-23	-24	-49	-22	-16	-19
Net income	**1,180**	**645**	**580**	**620**	**487**	**497**	**431**	**426**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

In 2005 consolidated net income exceeded the threshold of 3 billion euro (+64.3% on the figure for 2004), realised as a result of both higher operating income, up from 9,257 million euro to 10,029 million euro (+8.3%), and stable operating costs which, at 5,516 million euro were practically in line with 2004. The result for the period also benefited from lower net adjustments to loans, which almost offset higher provisions for risks and charges, and from profits on disposal of investments.

Operating income

The 8.3% growth rate registered by operating income – that, as already mentioned, reached 10,029 million euro – reflected the generalised increase in all income components: net interest income recorded a growth rate exceeding 6%, net fee and commission income rose by 12.4% and profits on trading was also positive, though with a lower growth rate (approximately +3%).

Net interest income

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	%
Relations with customers	5,887	5,756	131	2.3
Relations with banks	-174	107	-281	
Securities issued	-2,390	-2,230	160	7.2
Differentials on hedging derivatives	424	-102	526	
Financial assets held for trading	978	996	-18	-1.8
Investments held to maturity	123	124	-1	-0.8
Financial assets available for sale	142	129	13	10.1
Non-performing assets	299	250	49	19.6
Other net interest income	-36	-40	-4	-10.0
Interest margin	**5,253**	**4,990**	**263**	**5.3**
Fair value adjustments in hedge accounting	**32**	**-11**	**43**	
Net interest income	**5,285**	**4,979**	**306**	**6.1**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Net interest income with customers – if considered together with interest on related funding via securities issued and connected differentials on hedging derivatives (equal to 424 million euro in 2005 and 88 million euro in 2004) – recorded a 307 million euro rise in 2005. The greater contribution is related to the rise in intermediated volumes, especially in the retail segment, and the disbursements to public entities and for the funding of infrastructural projects, as well as the significant increase in operations of Group banks operating in Eastern Europe.

Interbank relations registered a negative contribution of 174 million euro, up by 91 million euro with respect to the same figure for 2004, the latter includes the portion of differentials on hedging derivatives (negative for 190 million euro) connected to investments with banking counterparties as part of structured finance transactions carried out in 2004 and almost absent in 2005.

The increase in net interest income on non-performing assets is attributable to the effect of time value and to higher interest collected on overdue payments.

Net interest income also includes the effect of time value on allowances for risks and charges and on employee termination indemnities which recorded a practically immaterial change.

Lastly, the caption includes fair value adjustments in hedge accounting that is the imbalance of positive and negative variations in the fair value of hedging derivatives and the relevant assets and liabilities hedged.

On a quarterly basis, net interest income showed the progressive growth in the first three periods and a slight contraction in the fourth quarter (excluding the contributions of companies consolidated for the first time starting from the fourth quarter).

Dividends and profits on investments carried at equity

The caption Dividends records the profits collected from unconsolidated equity investments, while it does not include dividends on shares held for trading or available for sale, that are posted in Profits (Losses) on trading. In the year dividends, at 12 million euro, confirmed the same figure of the corresponding period of 2004.

A moderate rise was instead registered by profits on investments carried at equity, which summed up to 151 million euro compared to 143 million euro of December 2004.

Net fee and commission income

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes	
			amount	%
Guarantees given	142	140	2	1.4
Collection and payment services	283	279	4	1.4
Current accounts	748	744	4	0.5
Fees on credit and debit cards	288	268	20	7.5
Commercial banking activities	**1,461**	**1,431**	**30**	**2.1**
Dealing and placement of securities	470	233	237	
Dealing in currencies	40	40	-	-
Portfolio management	761	805	-44	-5.5
Distribution of insurance products	411	221	190	86.0
Other	151	153	-2	-1.3
Management, dealing and consultancy activities	**1,833**	**1,452**	**381**	**26.2**
Tax collection	**277**	**276**	**1**	**0.4**
Other net fee and commission income	**333**	**314**	**19**	**6.1**
Net fee and commission income	**3,904**	**3,473**	**431**	**12.4**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Net fee and commission income recorded an appreciable rise to over 3,900 million euro (+12.4%), supported by the positive results of placement of insurance and financial products. This confirmed the increasing contribution of commissions generated on management, dealing and consultancy activities (1,833 million euro), with respect to those originated by traditional commercial banking activities (1,461 million euro). In fact, while the latter posted a slightly over 2% rise driven by fees on credit and debit cards, the former recorded a growth rate exceeding 26%, especially due to the increasing contribution from dealing and placement of securities and the distribution of insurance policies, while commissions on individual portfolio management schemes again posted a 5.5% decline. In commissions from services and commissions from commercial banking activities, the most significant contribution in absolute terms came from the Italian network, while the network abroad recorded a more significant growth rate.
It must also be noted that the tax collection sector benefited, also in 2005, from the legislation which set the same level of compensation for tax collection services as in 2004.
Lastly, the rise in other commissions was mostly attributable to medium- and long-term lending.
On a quarterly basis, the contribution of net fee and commission income recorded an upward trend. In particular, in the second half commissions from tax collection services and from the development of insurance products offset the lower contribution of placement activities.

Profits (Losses) on trading

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	%
Interest rates	-58	128	-186	
Equities	523	334	189	56.6
Foreign exchange	176	111	65	58.6
Credit derivatives (trading book)	12	18	-6	-33.3
Profits (Losses) on trading	**653**	**591**	**62**	**10.5**
Profits (Losses) on disposal of financial assets available for sale and financial liabilities	**22**	**65**	**-43**	**-66.2**
Profits on trading	**675**	**656**	**19**	**2.9**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Profits (Losses) on trading includes: i) profits and losses on disposal of financial assets held for trading or available for sale, ii) valuation differences on financial assets held for trading designated at fair value, and – as already indicated above – iii) dividends collected on shares held for trading or available for sale. More specifically, the caption was the sum of 653 million euro of profits on trading (+10.5% with respect to the 591 million euro of 2004) and 22 million euro of profits on disposal of financial assets available for sale (ex 65 million euro).

As concerns trading activities, trading on equities, mostly attributable to Banca Intesa and Banca Caboto, continued to represent the most significant component (523 million euro, compared to 334 million euro of 2004). This result also includes the disposal and valuation effects of the conversion of the Fiat *convertendo* loan and of Banco ABN Amro Real shares, which totalled approximately 160 million euro.

Profits on foreign exchange activities equalled 176 million euro, with respect to 111 million euro of the previous year, and this result was generated by the Parent Company and also, to a significant extent, by the Eastern-European subsidiaries.

Conversely, interest rate activities posted a negative result (-58 million euro) compared to the 128 million euro profit as at 31st December 2004 which had been influenced by the 38 million euro capital gain realised by Intesa Leasing with the sale of securities from a securitisation transaction.

Furthermore, the result on trading of credit derivatives was only slightly lower than that recorded in 2004 and, in any case, of immaterial absolute amounts.

Lastly, the 22 million euro imbalance of profits on the sale of financial assets available for sale is the result of components of opposite sign, among which the most noteworthy is the negative contribution (amounting to approximately 54 million euro in the consolidated financial statements) referred to the disposal of the equity stake in Banco Comercial Portugues (BCP) which is offset by the approximately 40 million euro profit recorded in profits on sale of investments deriving from the simultaneous sale, again to BCP, of the equity investment in Banco de Investimento Imobiliario (BII). Lastly, the overall result of the transaction must also include approximately 4 million euro of profits from the measurement at equity of BII.

On a quarterly basis, profits (losses) on trading recorded a moderate decline, more marked in the last period of the year.

Other operating income (expenses)

Other operating income (expenses) is a residual caption which comprises income and expenses of various nature. It must also be noted that the caption does not include recovery of expenses and of taxes and duties, which is directly deducted from administrative expenses.

The figure for the period is a net operating income of 2 million euro, compared to a net expense of 6 million euro of 2004. The imbalance recorded in 2005 includes, among income, captions such as rentals, income related to leasing contracts, recovery of insurance costs and taxes and, among expenses, amortisation of leasehold improvements, expenses related to finance lease contracts, integration and reorganisation charges and those for litigations and for customer restoration.

Operating costs

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Wages and salaries	2,193	2,213	-20	-0.9
Social security charges	606	608	-2	-0.3
Other	408	357	51	14.3
Personnel expenses	**3,207**	**3,178**	**29**	**0.9**
General structure costs	477	515	-38	-7.4
Information technology expenses	448	452	-4	-0.9
Indirect taxes and duties	379	318	61	19.2
Management of real estate assets	310	316	-6	-1.9
Legal and professional expenses	208	197	11	5.6
Advertising and promotional expenses	135	123	12	9.8
Indirect personnel costs	62	64	-2	-3.1
Other costs	134	103	31	30.1
Recovery of expenses and charges	-358	-276	82	29.7
Administrative expenses	**1,795**	**1,812**	**-17**	**-0.9**
Property and equipment	264	251	13	5.2
Intangible assets	250	266	-16	-6.0
Adjustments	**514**	**517**	**-3**	**-0.6**
Operating costs	**5,516**	**5,507**	**9**	**0.2**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

The stability manifested by operating costs is the result of a slight increase in personnel expenses (+0.9%) and contained contractions in administrative expenses (-0.9%) and adjustments (-0.6%). With reference to personnel expenses it must be noted that the trend is the result of greater savings achieved by the Parent Company and higher costs sustained by certain bank subsidiaries as a result of both compliance to contractual wage rises and the expansion of activities and the operating network, especially abroad. In the comparison between the two periods, the Parent Company still benefited from the outflow of personnel that took part in the incentive-driven exit plan in 2005 which was only partly absorbed by the higher charges related to the renewal of the national labour contract. "Other personnel expenses" reflected provisions made by Parent Company and by other companies for the assignment, for free, of Banca Intesa's shares to employees, operation resolved upon by the Boards of Directors held last December and which will be submitted to the approval of the Shareholders' Meeting summoned to approve the 2005 financial statements. As set out by international accounting standards, the related charges (63 million euro in the consolidated financial statements) are recorded in the 2005 statement of income. Excluding this component, personnel expenses and, in general, total operating costs would have recorded a decrease close to 1%.

Administrative expenses posted an overall decline, though with differentiated trends. Savings were achieved in general structure costs, in information technology expenses and in management of real estate assets while, as programmed, advertising and promotional expenses and consulting and professional expenses increased, in relation to certain important development projects and the rationalisation of structures and processes.

The rise in indirect taxes and duties was mostly attributable to the increase in tariffs and leads to higher recoveries from customers which – together with other recoveries – are directly deducted from total administrative expenses.

Adjustments to property, equipment and intangible assets summed up to 514 million euro, – practically in line with the previous year (-0.6%) – which is the combined effect of the imbalance between trends of opposite sign (-6% for amortisation of intangible assets and +5.2% for depreciation of property and equipment).

The favourable trends recorded by operating income and costs positively influenced the cost/income ratio which improved from 59% of 2004 to the current 55%.

The various quarters of the year repeated the seasonal trend, with an increase in charges in the last few months of the year. As concerns in particular personnel expenses, the last quarter of 2005 reflected – as already mentioned – provisions for the charges related to the shares to be assigned for free to employees while in other administrative expenses certain types of invoices, especially those related to professional services, are concentrated towards the end of the year.

Operating margin

The satisfactory performance registered by operating income, in addition to the capacity of containing costs even during a growth phase, led operating margin to 4,513 million euro, with a growth rate exceeding 20% compared to the previous year.

Net provisions for risks and charges

Net provisions for risks and charges were considerably strengthened (416 million euro compared to 296 million euro in 2004).

These provisions are allocated for the purpose of covering probable charges deriving from any litigations in course (legal, fiscal, labour contract, etc.). In the 2005 financial statements provisions were increased also for the purpose of facing any negative outcomes of the action promoted during the year by the Extraordinary Commissioner of the Parmalat group for revocatory actions related to payments made by the Parmalat group to Gruppo Intesa in the twelve months before its state of insolvency, as well as payment of any damages caused in the origination of debt instruments and advances of funds. Gruppo Intesa companies taken to court for various motivations, repeat the fairness and legitimacy in their behaviour, but in any case proceeded to increase provisions to the allowance for risks and charges based on the usual prudent criteria.

Net adjustments to loans

Net adjustments to loans summed up to 715 million euro, 11.3% lower than the corresponding figure of 2004 and reflected adjustments of 1,527 million euro and write-backs of 812 million euro.

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Doubtful loans	489	521	-32	-6.1
Other non-performing loans	249	270	-21	-7.8
Performing loans	14	-	14	
Net impairment losses on loans	**752**	**791**	**-39**	**-4.9**
Net adjustments to guarantees and commitments	**-37**	**15**	**-52**	
Net adjustments to loans	**715**	**806**	**-91**	**-11.3**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Considering the various non-performing loan categories, net impairment losses on doubtful loans recorded a 6.1% decrease to 489 million euro compared to 521 million euro of 2004, and those relative to other non-performing loans – namely, substandard loans, restructured loans and loans past due by over 180 days – decreased from 270 million euro of 2004 to 249 million euro (-7.8%), also due to considerable write-backs, in presence of a more contained increase of adjustments. Adjustments reflected provisions (32 million euro) relative to positions past due by over 180 days which, as provided for by the new instructions issued by the Bank of Italy, are classified in 2005 in non-performing loans.

Write-backs included the rapid return to performing of two important positions classified as substandard in previous years.

Calculations to ensure that the generic coverage of performing loans is maintained at the levels required by the respective risk configurations, evidenced, on a net basis, new adjustments of 14 million euro.

Lastly, net write-backs of 37 million euro were posted on non-cash credit risk relative to guarantees and commitments outstanding, compared to 15 million euro of adjustments of 2004.
Overall, charges related to credit quality equalled 0.44% of loans to customers, percentage in line with the Business Plan.
Development in the various periods of 2005 highlighted that between the first and second half of the year net adjustments increased, even though for both periods on lower levels with respect to the corresponding halves of 2004.

Income (Loss) before tax from continuing operations

The combined effect of all mentioned above led to income before tax from continuing operations of 4,182 million euro, with a 50% rise compared to 2,788 million euro of 2004. In addition to the aforementioned provisions to allowances for risks and charges and net adjustments to loans this also stems from the registration of goodwill impairment of 6 million euro, net impairment losses on other assets of 28 million euro – mostly referred to financial assets available for sale – and gains on measurement or on disposal of investments of 834 million euro, that include 682 million euro relative to the sale of the 65% stake in Nextra to the Crédit Agricole group, and approximately 40 million euro referred to the sale of the equity stake in Banco de Investimento Imobiliario.

Taxes on income from continuing operations

Taxes on income from continuing operations, both current and deferred, referred to the period amounted to 1,082 million euro, with a 290 million euro rise with respect to the figure of 2004 (+36.6%).
The higher absolute value of the tax burden (calculated via the application of regulations in force in the various Countries in which the Group operates) stems from the expansion of taxable income and an approximately 26% tax rate – which benefited from reduced taxation on the capital gain on the sale of Nextra – only slightly lower than that of the previous year.

Income (Loss) on discontinued operations, net of tax

As already illustrated, the sale to Merrill Lynch and Fortress of a portfolio of doubtful loans of nominal value exceeding 9 billion euro and the loan servicing business of Intesa Gestione Crediti dedicated to the management of such loans was completed in 2005. As provided for by IFRS 5, before the closing of the sale, income and losses on such sold assets are posted both in the quarterly reports and in the present annual report in a specific caption in the statement of income.
The difference in the sign in the two periods under comparison (32 million euro, ex –49 million euro) mostly stems from the capital gain realised on the sale of the loan servicing business of Intesa Gestione Crediti.

Net income

Net income equalled 3,025 million euro and reflected i) the deduction of current and deferred taxes on income from continuing operations of 1,082 million euro, and ii) the attribution to minority shareholders of the income pertaining to them (107 million euro) as well as iii) the registration in a specific caption of income after tax from discontinued operations of 32 million euro.
Even excluding non-recurring income from net income for the period (the capital gains on the sale of Nextra and the loan servicing business of Intesa Gestione Crediti, the charges for the free stock granting plan in favour of employees and the 250 million euro increase in the Allowance for risks and charges), the rise in profitability would in any case have been substantial (approximately 37%).
Quarterly net income in 2005 showed an upward trend and always exceeded the corresponding figures for the previous year.

Reclassified consolidated pro forma statement of income

IAS/IFRS set out that balance sheet and statement of income components of companies acquired during the year are included in the consolidated financial statements as of the date of acquisition.
The tables below instead set out consolidated results for both comparison periods also inclusive of the statement of income results of acquired companies generated before the date of acquisition by Gruppo Intesa.

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Net interest income	5,377	5,058	319	6.3
Dividends	12	12	-	-
Profits (Losses) on investments carried at equity	151	143	8	5.6
Net fee and commission income	3,935	3,499	436	12.5
Profits (Losses) on trading	689	666	23	3.5
Other operating income (expenses)	3	-6	9	
Operating income	**10,167**	**9,372**	**795**	**8.5**
Personnel expenses	-3,250	-3,216	34	1.1
Other administrative expenses	-1,823	-1,845	-22	-1.2
Adjustments to property, equipment and intangible assets	-520	-521	-1	-0.2
Operating costs	**-5,593**	**-5,582**	**11**	**0.2**
Operating margin	**4,574**	**3,790**	**784**	**20.7**
Goodwill impairment	-6	-	6	
Net provisions for risks and charges	-416	-297	119	40.1
Net adjustments to loans	-746	-832	-86	-10.3
Net impairment losses on other assets	-28	-77	-49	-63.6
Profits (Losses) on investments held to maturity and on other investments	834	219	615	
Income (Loss) before tax from continuing operations	**4,212**	**2,803**	**1,409**	**50.3**
Taxes on income from continuing operations	-1,089	-799	290	36.3
Income (Loss) after tax from discontinued operations	33	-49	82	
Minority interests	-131	-114	17	14.9
Net income	**3,025**	**1,841**	**1,184**	**64.3**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

The weight of new equity investments, considered in the context of Gruppo Intesa, is not such to significantly modify economic results in 2005.
Operating income, in fact, calculated as mentioned above, equalled 10,167 million euro (+8.5%) due to generalised increases in all income components: net interest income (5,377 million euro; +6.3%), net fee and commission income (3,935 million euro; +12.5%), profits on trading (689 million euro; +3.5%).
Operating costs equalled 5,593 million euro, practically stable with respect to the previous year.
Operating margin totalled 4,574 million euro (+20.7%) and after provisions and adjustments of 1,190 million euro (-1.3%) led to a pre-tax income of 4,212 million euro, with a growth rate exceeding 50%.
Net income for the period equalled 3,025 million euro and reflected the deduction of i) taxes on income from continuing operations of 1,089 million euro, ii) income on discontinued operations of 33 million euro, and iii) the attribution to minority shareholders of both the income pertaining to them and income produced by acquired entities before their consolidation in Gruppo Intesa.

Quarterly development of the reclassified consolidated pro forma statement of income

(in millions of euro)

	2005				2004 (*)			
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Net interest income	1,355	1,374	1,337	1,311	1,291	1,293	1,218	1,256
Dividends	-	-	12	-	-	-	12	-
Profits (Losses) on investments carried at equity	41	44	33	33	40	34	36	33
Net fee and commission income	1,001	988	983	963	921	867	874	837
Profits (Losses) on trading	132	183	182	192	238	125	189	114
Other operating income (expenses)	14	-7	11	-15	92	-140	29	13
Operating income	**2,543**	**2,582**	**2,558**	**2,484**	**2,582**	**2,179**	**2,358**	**2,253**
Personnel expenses	-872	-800	-792	-786	-840	-776	-794	-806
Other administrative expenses	-505	-439	-468	-411	-507	-437	-461	-440
Adjustments to property, equipment and intangible assets	-161	-127	-121	-111	-153	-124	-124	-120
Operating costs	**-1,538**	**-1,366**	**-1,381**	**-1,308**	**-1,500**	**-1,337**	**-1,379**	**-1,366**
Operating margin	**1,005**	**1,216**	**1,177**	**1,176**	**1,082**	**842**	**979**	**887**
Goodwill impairment	-6	-	-	-	-	-	-	-
Net provisions for risks and charges	-204	-48	-118	-46	-174	-19	-86	-18
Net adjustments to loans	-239	-175	-138	-194	-260	-153	-316	-103
Net impairment losses on other assets	-21	-	-8	1	-51	-8	1	-19
Profits (Losses) on investments held to maturity and on other investments	709	43	23	59	84	107	31	-3
Income (Loss) before tax from continuing operations	**1,244**	**1,036**	**936**	**996**	**681**	**769**	**609**	**744**
Taxes on income from continuing operations	-64	-350	-318	-357	-143	-250	-149	-257
Income (Loss) after tax from discontinued operations	25	-8	-2	18	-2	-2	-7	-38
Minority interests	-25	-33	-36	-37	-49	-20	-22	-23
Net income	**1,180**	**645**	**580**	**620**	**487**	**497**	**431**	**426**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Balance sheet aggregates

General aspects

Balance sheet aggregates as at 31st December 2005, calculated on the basis of IAS/IFRS, are analysed hereafter by comparing them with the figures at the end of 2004, restated to consider the application of the aforementioned principles, including IAS 39.

Reclassified consolidated balance sheet

(in millions of euro)

Assets	31.12.2005	31.12.2004 including IAS 39 (*)	Changes	
			amount	%
Financial assets held for trading	51,067	57,810	-6,743	-11.7
Financial assets available for sale	4,379	4,883	-504	-10.3
Investments held to maturity	2,810	2,454	356	14.5
Due from banks	27,111	28,565	-1,454	-5.1
Loans to customers	169,478	159,369	10,109	6.3
Investments in associates and companies subject to joint control	2,091	2,174	-83	-3.8
Property, equipment and intangible assets	4,280	3,660	620	16.9
Tax assets	3,096	4,697	-1,601	-34.1
Non-current assets held for sale and discontinued operations	2,869	4,267	-1,398	-32.8
Other assets	6,354	6,721	-367	-5.5
Total Assets	**273,535**	**274,600**	**-1,065**	**-0.4**

Liabilities and Shareholders' Equity	31.12.2005	31.12.2004 including IAS 39 (*)	Changes	
			amount	%
Due to banks	31,771	34,220	-2,449	-7.2
Due to customers	187,590	180,521	7,069	3.9
Financial liabilities held for trading	21,249	30,033	-8,784	-29.2
Tax liabilities	1,091	1,356	-265	-19.5
Liabilities associated with non-current asset held for sale and discontinued operations	2,963	2,297	666	29.0
Other liabilities	8,531	8,586	-55	-0.6
Allowances for specific purpose	2,834	2,581	253	9.8
Share capital	3,596	3,561	35	1.0
Reserves	9,255	8,023	1,232	15.4
Valuation reserves	829	544	285	52.4
Minority interests	801	1,037	-236	-22.8
Net income	3,025	1,841	1,184	64.3
Total Liabilities and Shareholders' Equity	**273,535**	**274,600**	**-1,065**	**-0.4**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Reclassification criteria of the balance sheet

For the purpose of a clearer and more immediate analysis of the balance sheet and financial situation, a condensed table of consolidated assets and liabilities has been prepared, which contains the following reclassifications:

- the inclusion of Cash and cash equivalents in the residual caption Other assets;
- the inclusion of hedging derivatives in Other assets/liabilities;
- the aggregation in just one caption of property and equipment and intangible assets;
- the aggregation of "Customer deposits" and "Securities issued" in just one caption "Due to customers";
- the aggregation in just one caption of allowances for specific purpose (Employee termination indemnities and Allowances for risks and charges);
- the presentation of Reserves as just one aggregate and net of any treasury shares.

Again for the purposes of a more effective representation of the composition of the aggregates, in the subsequent detailed tables and in the relative comments derivatives recorded in Financial assets/liabilities held for trading and Due from/Due to banks are presented net and the value of fair value hedge derivatives is presented together with assets and liabilities hedged.

Loans to customers

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	%
Current accounts	19,370	19,499	-129	-0.7
Mortgages	76,387	70,405	5,982	8.5
Advances and other loans	62,184	57,393	4,791	8.3
Repurchase agreements	3,692	5,660	-1,968	-34.8
Non-performing loans	5,160	4,673	487	10.4
Loans represented by securities	2,685	1,739	946	54.4
Loans to customers	**169,478**	**159,369**	**10,109**	**6.3**
Net value of related fair value hedge derivatives	**17**	**-55**	**72**	
Total	**169,495**	**159,314**	**10,181**	**6.4**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Loans to customers – inclusive of loans represented by securities issued by customers – reached 169,478 million euro with a 6.3% rise on the figure at the end of 2004. Excluding repurchase agreements, which due to their financial nature are extremely volatile, loans to customers showed an increase close to 8%.

The increase in overall volumes is attributable to almost all lending contracts, with the usual significant rise in medium- and long-term lending through mortgages (+8.5%), which reached 45% of total loans to customers. Also advances and other loans increased (+8.3%) due to i) the sustained growth of loans granted to support infrastructural projects, ii) the considerable expansion of consumer lending, and iii) the expansion in the operations of subsidiaries in Eastern Europe. The demand for short-term funding in overdrafts on current accounts, which had decreased somewhat during the year, at year-end practically returned to the figure of December 2004. Loans granted via the underwriting of securities also increased by almost one billion euro, mainly attributable to loans to public entities disbursed by the operating structures which as of 1st January 2006 were transferred to Banca Intesa Infrastrutture e Sviluppo.

Including net value of related fair value hedge derivatives, offset by fair value measurement of loans hedged, total loans to customers amounted to 169,495 million euro (+6.4%).

Loans to customers: loan portfolio quality

(in millions of euro)

	31.12.2005			31.12.2004 including IAS 39 (*)		
	Gross exposure	Total adjustments	Net exposure	Gross exposure	Total adjustments	Net exposure
Doubtful loans	3,991	-2,764	1,227	3,244	-2,295	949
Substandard loans	4,319	-1,193	3,126	4,766	-1,254	3,512
Restructured loans	124	-32	92	238	-26	212
Past due loans	754	-39	715	-	-	-
Non-performing loans	**9,188**	**-4,028**	**5,160**	**8,248**	**-3,575**	**4,673**
Performing loans to customers	**165,338**	**-1,020**	**164,318**	**155,766**	**-1,070**	**154,696**
Loans to customers	**174,526**	**-5,048**	**169,478**	**164,014**	**-4,645**	**159,369**
Net value of related fair value hedge derivatives	**17**	**-**	**17**	**-55**	**-**	**-55**
Total	**174,543**	**-5,048**	**169,495**	**163,959**	**-4,645**	**159,314**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Total non-performing loans equalled 5,160 million euro and include 715 million euro of loans past due by over 180 days which, following provisions issued by the Bank of Italy, must be recorded – as of 2005 – in non-performing loans. Excluding this amount, the consistent comparison with non-performing loans in 2004 – net of the doubtful loans sold in 2005 – shows an approximately 5% drop. The incidence of non-performing loans on total loans to customers – again on a consistent basis – therefore decreased to 2.6%, from 2.9% at the end of the previous year.

In detail, net doubtful loans totalled 1,227 million euro, compared to 949 million euro of December 2004, maintaining an incidence on total loans of 0.7% only marginally higher than at the end of 2004, and a degree of coverage exceeding 69%.

Conversely, substandard loans recorded an 11% contraction to 3,126 million euro, with an incidence on total loans to customers of 1.8%, compared to 2.2% of December 2004, and a degree of coverage of over 27%, with a one percentage point increase.

Restructured loans decreased to 92 million euro, with respect to 212 million euro at the end of 2004.

Risk implicit in performing loans is calculated collectively on the basis of the risk configuration of the entire portfolio analysed via models which consider the Probability of Default (PD) and Loss Given Default (LGD) of individual loans.

Cumulated collective adjustments amounted to 1,020 million euro and represented an average percentage of over 0.6% of gross exposure related to performing loans to customers. Such cumulated provisions are deemed to be adequate to cover the risk in performing loans.

Customer funds

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Deposits	15,306	14,048	1,258	9.0
Current accounts and other	85,493	80,945	4,548	5.6
Other	4,377	5,142	-765	-14.9
Repurchase agreements	10,094	9,372	722	7.7
Due to customers	**115,270**	**109,507**	**5,763**	**5.3**
Securities issued	**72,320**	**71,014**	**1,306**	**1.8**
Direct customer deposits	**187,590**	**180,521**	**7,069**	**3.9**
Net value of related fair value hedge derivatives	**97**	**206**	**-109**	**-52.9**
Total	**187,687**	**180,727**	**6,960**	**3.9**
Indirect customer deposits	**287,800**	**271,516**	**16,284**	**6.0**
Customer deposits under administration	**475,487**	**452,243**	**23,244**	**5.1**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Direct customer deposits, including securities issued, reached 187,590 million euro, with a 3.9% improvement on the figure at the end of 2004. Figures as at 31st December 2005 continue to reflect customers' high propensity for liquidity or, in any case, for short-term investments. Deposits and current accounts, considered together, confirmed such trend with a 6.1% increase also partly affected, towards the end of the year, by deposits made by certain primary clients operating on the international markets.
Securities issued also rose (+1.8%), especially via certificates of deposit, mostly issued on the international markets, while other funding contracts posted a contraction which was offset by a similar increase in repurchase agreements.
Including in the aggregate the net value of related fair value hedge derivatives, which is offset by fair value measurement of due to customers hedged (mainly securities issued), total customer deposits equalled 187,687 million euro (+3.9%).

Indirect customer deposits

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Individual portfolio management schemes	31,543	27,965	3,578	12.8
Insurance products	27,502	23,049	4,453	19.3
Total assets under management	**59,045**	**51,014**	**8,031**	**15.7**
Assets under administration and in custody	**228,755**	**220,502**	**8,253**	**3.7**
Indirect customer deposits	**287,800**	**271,516**	**16,284**	**6.0**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Indirect customer deposits recorded a 6% growth rate, practically equally distributed between assets under management and assets under administration and in custody.
It must also be noted that after the agreement with Crédit Agricole, already described above, and the consequent deconsolidation of assets managed by Nextra, assets under management now only represents 20% of total indirect customer deposits, though it showed a particularly dynamic growth rate, especially as concerns insurance products (+19.3%).
With the exit of Nextra from the area of full consolidation, mutual funds managed by this company are no longer registered by Gruppo Intesa in assets under management but remain, in any case, in assets under administration and in custody since such funds are mainly collected via the network of Group companies.

Financial assets / liabilities held for trading

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Bonds and other debt securities	31,964	29,543	2,421	8.2
Equities and quotas of UCITS	3,056	3,159	-103	-3.3
Trading portfolio	**35,020**	**32,702**	**2,318**	**7.1**
Net value of debt securities derivatives and interest rate derivatives	-767	-1,353	-586	-43.3
Net value of currency derivatives	-112	-697	-585	-83.9
Net value of equity derivatives and stock index derivatives	-507	-232	275	
Net value of credit derivatives	3	-123	126	
Net value of trading derivatives	**-1,383**	**-2,405**	**-1,022**	**-42.5**
Other liabilities held for trading	**-3,819**	**-2,520**	**1,299**	**51.5**
Financial assets / liabilities held for trading	**29,818**	**27,777**	**2,041**	**7.3**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Financial assets / liabilities held for trading comprise both debt securities (almost 32 billion euro) and equities (approximately 3 billion euro) as well as the positive/negative value of trading derivatives.
The trading portfolio recorded a 7.1% rise to 35,020 million euro entirely attributable to debt securities, that recorded an 8.2% growth rate, while equities and quotas of UCITS, posted a 3.3% decline.
As concerns trading derivatives, which recorded a net negative value of 1,383 million euro, the most significant component (89% of the overall net value) referred to contracts on debt securities and interest rates and on equities and stock indexes.

Financial assets available for sale

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Bonds and other debt securities	2,054	2,403	-349	-14.5
Equities and quotas of UCITS	36	60	-24	-40.0
Securities available for sale	**2,090**	**2,463**	**-373**	**-15.1**
Equity stakes	901	1,034	-133	-12.9
Private equity investments	1,074	1,386	-312	-22.5
Equity stakes available for sale	**1,975**	**2,420**	**-445**	**-18.4**
Loans available for sale	**314**	**-**	**314**	
Financial assets available for sale	**4,379**	**4,883**	**-504**	**-10.3**
Net value of related fair value hedge derivatives	**-33**	**-1**	**32**	
Total	**4,346**	**4,882**	**-536**	**-11.0**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Financial assets available for sale, made up of debt securities and equity stakes to be sold in the short term, totalled 4,379 million euro, with a 10.3% decrease with respect to the figure of December 2004. The caption was constituted by debt securities and equities which are not held for trading of 2,090 million euro (-15.1%), mostly made up of securities classified as held for investment based on the former accounting principles and long-term securities in the portfolio of a vehicle company.

It also included equity stakes and private equity investments of 1,975 million euro, with a net contraction of 18.4%. Among the decreases particularly noteworthy are the disposals of Banco Comercial Portugues and of the investment in Italenergia Bis.
Lastly, the caption included portions of syndicated loans to be placed with third parties, amounting to 314 million euro.

Investments held to maturity

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes	
			amount	%
Government securities	2,554	2,152	402	18.7
Bonds and other debt securities	256	302	-46	-15.2
Investments held to maturity	**2,810**	**2,454**	**356**	**14.5**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The caption includes debt securities held by Group companies (mainly Eastern-European banks), that the relevant holding entity has declared will be held to maturity. These mostly referred to Government securities (90% of the total). Of these, over 2 billion euro were held by the subsidiary VUB and referred to securities underwritten at the time of the bank's privatisation.

Investments in associates and companies subject to joint control

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes	
			amount	%
Investments in associates and companies subject to joint control	1,645	1,726	-81	-4.7
Other	446	448	-2	-0.4
Investments in associates and companies subject to joint control	**2,091**	**2,174**	**-83**	**-3.8**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Investments in associates and companies subject to joint control, which are carried at equity, are recorded in the consolidated balance sheet for a total of 1,645 million euro, calculated based on the *pro quota* value of the associate's shareholders' equity increased by the eventual goodwill.
The subcaption "other" includes the equity investment in the Bank of Italy which, as described in Part A of the Notes to the consolidated financial statements relative to accounting policies, is stated at cost (433 million euro) in consideration of the peculiarity of the equity investment, together with few cases of controlled entities which, in consideration of their irrelevance, are also stated at cost.

Net interbank position

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Loans	2,517	2,892	-375	-13.0
Deposits	-6,338	-6,253	85	1.4
Net interbank position repayable on demand	**-3,821**	**-3,361**	**460**	**13.7**
Loans	24,594	25,673	-1,079	-4.2
Deposits	-25,433	-27,967	-2,534	-9.1
Net interbank position with notice period	**-839**	**-2,294**	**-1,455**	**-63.4**
Net interbank position	**-4,660**	**-5,655**	**-995**	**-17.6**
Net value of related fair value hedge derivatives	**60**	**63**	**-3**	**-4.8**
Total	**-4,600**	**-5,592**	**-992**	**-17.7**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

At the end of 2005 the net interbank position recorded a contraction in its negative balance, from 5,655 million euro at the end of 2004 to 4,660 million euro (-17.6%).
The drop, which occurred mostly in the second half of 2005, reflected the imbalance between the increase in the debt balance of the "on demand" component (+13.7%) and a 63.4% decrease of the "with notice period" debt position

Non-current assets held for sale and discontinued operations and related liabilities

As provided for by IFRS 5, assets and the related liabilities, which no longer refer to continuing operations as they are undergoing disposal, are recorded in a specific caption. For 2005, these mostly refer to assets and liabilities connected to the sale of Banco Wiese Sudameris described in the first part of this Report and mostly referred to due to and from customers and banks referred to the Peruvian network.
Instead, as concerns 2004, loans to customers referred to doubtful loans which were sold in 2005.

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Loans to customers	-	2,017	-2,017	
Investments in associates and companies subject to joint control	15	7	8	
Discontinued operations	2,831	2,142	689	32.2
Property and equipment	23	50	-27	-54.0
Other	-	51	-51	
Liabilities associated with non-current assets held for sale and discontinued operations	-2,963	-2,297	666	29.0
Non-current assets held for sale and discontinued operations and related liabilities	**-94**	**1,970**	**-2,064**	

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Allowances for specific purpose

In addition to cumulated provisions for Employee termination indemnities of 1,102 million euro, the caption included Allowances for risks and charges for a total of 1,732 million euro. The latter, which registered an approximately 16% growth rate, for 320 million euro referred to pension funds, whilst the remaining portion covered, as concerns the larger amounts, charges relative to legal disputes (364 million euro), revocatory actions (579 million euro), charges related to personnel (166 million euro) and charges related to the sale of equity investments (111 million euro), as well as provisions for tax disputes (142 million euro).

Shareholders' equity

The Group's shareholders' equity, including net income for the period, amounted to 16,705 million euro. It included valuation reserves of 829 million euro which for 345 million euro referred to legally-required revaluations recorded in the past based on specific laws and for 350 million euro derived from fair value measurement of financial assets available for sale and cash flow hedge derivatives. The remaining 134 million euro represented foreign exchange differences, of which 65 million euro referred to European subsidiaries which had adopted the euro as the local currency.

Valuation reserves

(in millions of euro)

	Valuation reserves as at 31.12.2004 including IAS 39 (*)	Change in the period	Valuation reserves as at 31.12.2005
Financial assets available for sale	117	272	389
Property and equipment	-	-	-
Cash flow hedges	-32	-7	-39
Legally-required revaluations	357	-12	345
Other	102	32	134
Valuation reserves	**544**	**285**	**829**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Shareholders' equity for supervisory purposes

Shareholders' equity for supervisory purposes and capital ratios as at 31st December 2005 were determined using the new instructions issued by the Bank of Italy with Letter 1157011 of 1st December 2005. Shareholders' equity for supervisory purposes and capital ratios as at 31st December 2004 are instead estimated at the moment of restatement using IAS/IFRS of opening balances at the beginning of 2005. This estimate considers so-called "prudential filters" indicated by the Basel Committee in 2004.

(in millions of euro)

Total capital and capital ratios	31.12.2005	31.12.2004 including IAS 39 (*)
Tier 1 capital	15,096	13,900
Tier 2 capital	5,800	6,773
Items to be deducted	-1,240	-620
Total capital	**19,656**	**20,053**
Credit risks	13,760	13,046
Market risks	1,303	1,240
Tier 3 subordinated loans	-	-
Other capital requirements	140	277
Capital requirements	**15,203**	**14,563**
Excess capital	**4,453**	**5,490**
Risk-weighted assets	**190,038**	**182,042**
Capital ratios %		
Core Tier 1 / Total risk-weighted assets	7.10	6.69
Tier 1 / Total risk-weighted assets	7.94	7.64
Total capital / Total risk-weighted assets	10.34	11.02

(*) Comparative figures calculated using IAS/IFRS, including estimated impact of application of IAS 39 relating to financial instruments.

Shareholders' equity for supervisory purposes amounted to 19,656 million euro, against risk-weighted assets of 190,038 million euro. The total capital ratio equalled 10.34% of which 7.94% referred to Tier 1 capital. The ratio between Tier 1 capital net of preference shares and risk-weighted assets (Core Tier 1) equalled 7.10%.
The decrease in the overall requirement is attributable to both the reimbursement of subordinated loans (decrease in Tier 2 capital) and the rise in items to be deducted, following the instructions issued by the Bank of Italy with Letter of 1st December 2005 which set out the inclusion in items to be deducted of the carrying value of equity investments in insurance companies and of 1/5 of the value of the equity investment in the Bank of Italy.

The following table illustrates the reconciliation of the Parent Company's shareholders' equity and net income with consolidated shareholders' equity and net income.

(in millions of euro)

	Shareholders' equity	*of which net income as at 31.12.2005*
Parent Company's balances as at 31st December 2005	**14,251**	**1,564**
Effect of consolidation of subsidiaries subject to control and joint control	2,136	1,778
Effect of consolidation of subsidiaries carried at equity	15	208
Reversal of sale of subsidiaries, investments in associates and companies subject to joint control	-	-12
Reversal of adjusments to subsiadiaries, investments in associates and companies subject to joint control	-121	-121
Restatement of goodwill	-8	-
Dividends collected during the period	-	-385
Other	432	-7
Consolidated balances as at 31st December 2005	**16,705**	**3,025**

Breakdown of consolidated results by business area and geographic area

In this chapter consolidated results are broken down by business area (the so-called primary segment foreseen by IAS 14) and by geographic area (secondary segment).
Gruppo Intesa operates with a divisional, customer-oriented structure, which up to the end of 2005, was made up of four business areas: the Retail Division, the Corporate Division, the Italian Subsidiary Banks Division, the International Subsidiary Banks Division, as well as Central Structures, which guarantee the governance and control of the operating units, and, as of 1st January 2006 – as already mentioned - Banca Intesa Infrastrutture e Sviluppo, the new Group bank which absorbed the financial activities related to the public sector and to infrastructures.
The ***Retail Division*** operates with approximately 2,100 branches and over 26,000 employees serving approximately 6 million customers, consisting of Households, SMEs (with turnover up to 50 million euro) and Non-Profit Entities. The Retail Division is in charge of the Parent Company's traditional lending and deposit collecting activities and also the offer of i) private banking services, ii) bancassurance and pension products, iii) mutual funds, iv) industrial and consumer credit, v) financial leasing, as well as vi) management of electronic payment instruments.
The ***Italian Subsidiary Banks Division*** is constituted by the Italian subsidiary banks performing retail banking activities. They are medium-sized or small banks, with a markedly local vocation, that operate with over 900 branches and over 8,000 employees in close coordination with the Retail Division, pursuing the optimisation of commercial synergies by sharing the most important initiatives for serving approximately 1.7 million customers.
The ***International Subsidiary Banks Division*** provides directives, coordination and support to the subsidiaries abroad that mainly perform retail and commercial banking activities mostly in Central-Eastern Europe, in Croatia, Slovakia, Serbia and Montenegro, Hungary and the Russian Federation. This involves over 5 million customers, which are served by over 800 branches and over 17,000 employees in the Group.
The ***Corporate Division*** manages a customer portfolio of approximately 17,000 large companies and financial institutions with a turnover exceeding 50 million euro, and operates through over 50 branches and with over 5,000 employees, with specific skills in mergers and acquisitions, structured finance, merchant banking, capital markets, global custody, and through the specialized network abroad made up of the Parent Company's branches and representative offices and of other Group companies performing corporate banking activities. The Division guarantees reference customers a global and integrated offer of products and services through both traditional territorial structures and IT channels.
As mentioned above ***Central Structures*** are in charge of governance and control activities and also of treasury and strategic finance activities as well as of the management of the Parent Company's securities portfolio.

With regard to secondary segment reporting, based on geographic area, Gruppo Intesa's activities are mostly concentrated in Italy (88% and 82% of the total respectively for loans to customers and customer deposits). The Group has also a significant presence in Central-Eastern European Countries (Croatia, Hungary, Slovakian Republic), and in the Russian Federation that together represent 7% of loans to customers and customer deposits.

BUSINESS AREAS

Retail Division

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Net interest income	2,839	2,727	112	4.1
Dividends	-	1	-1	
Profits (Losses) on investments carried at equity	98	70	28	40.0
Net fee and commission income	2,399	2,087	312	14.9
Profits (Losses) on trading	2	19	-17	-89.5
Other operating income (expenses)	20	47	-27	-57.4
Operating income	**5,358**	**4,951**	**407**	**8.2**
Personnel expenses	-1,686	-1,670	16	1.0
Other administrative expenses	-1,058	-1,091	-33	-3.0
Adjustments to property, equipment and intangible assets	-212	-220	-8	-3.6
Operating costs	**-2,956**	**-2,981**	**-25**	**-0.8**
Operating margin	**2,402**	**1,970**	**432**	**21.9**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-7	-2	5	
Net adjustments to loans	-448	-304	144	47.4
Net impairment losses on other assets	-	-	-	-
Profits (Losses) on investments held to maturity and on other investments	-2	-	2	-
Income (Loss) before tax from continuing operations	**1,945**	**1,664**	**281**	**16.9**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Loans to customers	81,160	75,917	5,243	6.9
Due to customers	52,650	53,015	-365	-0.7
Securities issued	23,927	29,274	-5,347	-18.3
Net interbank position	-16,952	-17,469	-517	-3.0

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The Retail Division generated 53.2% of the Group's operating margin (52.5% as at December 2004) with an absorption of capital (4,919 million euro) of 42.6% (43.0% at the end of 2004) and risk-weighted assets of 79.5 billion euro (approximately 42% of the total).
Income before tax from continuing operations amounted to 1,945 million euro (+16.9% on 2004). This was due to a rise in operating income (+8.2% from 4,951 million euro to 5,358 million euro), a contained reduction in operating costs (-0.8%, from 2,981 million euro to 2,956 million euro) and higher net adjustments to loans (+47.4%, from 304 million euro to 448 million euro). This positive economic performance led to a general improvement in financial ratios. In particular, the cost/income ratio declined from 60.2% in 2004 to 55.2% in 2005, benefiting from both the contraction in costs and the rise in net income.

Pre-tax ROE was 39.5% against 35.1% a year earlier, as a result of the increase in income before tax whilst capital employed was virtually unchanged.
The Retail Division's EVA represented 47.5% of the Group's consolidated EVA and reached 832 million euro, with a 173 million euro increase from December 2004.
Within the Division, the aggregate of retail branches and SME branches substantially contributed to the rise of income before tax from continuing operations (+21.7% compared to the previous year) due to the considerable increase in operating income (+384 million euro, with a 9.4% growth rate).
In particular, net interest income recorded a 4.1% improvement compared to 2004, mainly due to the strong expansion of medium- and long-term loans, that registered a 12.3% rise in terms of average volumes.
The expansion reflected higher demand for residential mortgages from retail customers and benefited from the broad range of products offered, enriched by the introduction of Mutuo 95 in 2005. The medium-term product PrestIntesa continued to be greatly appreciated just like PrestIntesa Maxi launched in 2005. Together these two products reached overall disbursements exceeding 2 billion euro.
Medium- and long-term loans registered a strong expansion also in the market of small- and medium-sized companies with a 13.9% increase in average volumes compared to the previous year, also as a result of the lower interest rates compared to short-term loans.
Average volumes of direct customer deposits (current accounts and saving deposits) were virtually stable, whereas medium- and long-term customer deposits registered a 3,648 million euro reduction.
Interest rates recorded a slight reduction in both lending and funding components. The effect on the statement of income was however positive since the volumes of customer deposits were higher than loans to customers.
The service management sector recorded a marked improvement (+14.9% on 2004). This result was mainly due to the commissions related to the placement of structured bonds issued by third parties and to two different categories of insurance products. With regard to the placement of bonds, activities were focused on the issue of structured bonds with guaranteed capital at maturity. Placements totalled approximately 4.6 billion euro in 2005, most of which (3.8 billion euro) made up of third party issues (Dexia and Mediobanca). Such activities, very contained in 2004, generated commissions for approximately 160 million euro. With regard to insurance products, the first category which generated substantial revenues was represented by life-insurance products, with an increase in commissions of 68 million euro compared to 2004 (+45.9%). Volumes of the new premiums were substantial and 10% higher than the already excellent results achieved in 2004. The improvement in commissions is attributable to the different product-mix sold with an expansion of higher value added policies, that were favoured by customers. New premiums collected in 2005 totalled 5,838 million euro, and mainly consisted of traditional products as well as of index-linked products and products of the Ramo 1 (such as IntesaSempre).
The other category that registered a positive performance was made up of policies linked to mortgages and personal loans, available both for new loans and for contracts stipulated in previous years. The relevant commissions registered a 107 million euro rise, from 29 million euro in 2004 to 136 million euro in 2005.
The amount of capital insured in 2005 equalled 6,773 million euro, of which 5,231 million euro related to mortgages and 1,542 million euro to personal loans.
With regard to commissions from dealing in securities, mutual funds and asset management, to commissions from current accounts and from the use of credit cards, economic results either recorded a slight improvement or maintained the profitability of 2004. In particular, the mutual funds and portfolio management sector showed signs of recovery in the last part of the year, after a prolonged period of relative stability.
Operating costs registered a slight improvement compared to 2004.
The increase in net adjustments to loans was attributable not only to the transfer to doubtful loans of positions previously recorded as substandard loans, but also to the increase in the latter and to the inclusion in non-performing loans – in compliance with legislative provisions of the Bank of Italy – of loans past due by over 180 days.

The continuous improvement in customer satisfaction levels – area recently covered by the Customer Satisfaction Department – reflected specific initiatives that involved four main areas of intervention: *Presidio Qualità*, through the definition and the verification of the quality standards offered to customers; *Customer Satisfaction*, through the constant monitoring of customer satisfaction levels; *Posizioni Clienti*, with the in-depth analysis of widespread or potential problems, of critical situations and with the identification of the interventions necessary to overcome them; *Nuovo Modello di Filiale*, aimed at guaranteeing adequate customer service, identifying possible areas of improvement.

In the ***Retail*** sector, 2005 was characterized by the rise in non-life insurance products. In fact, noteworthy was the considerable expansion in *Intesa Proteggi Mutuo*, the innovative multirisk insurance coverage on mortgages, which immediately attracted customers, with a percentage coverage of newly-granted mortgages of approximately 51%; moreover, the sale of insurance policies combined with the placement of PrestIntesa was consolidated. A further boost was given by the credit protection sector with the launch of the *Intesa Rata Sicura* product range, which protects holders of floating-rate mortgages from the risk of rising interest rates. The products protecting from interest rate risks were greatly appreciated from the first days of distribution, with over 3,100 customers who purchased a coverage.

Within the mortgaged lending sector, the range of mortgages was broadened with the introduction of *Mutuo 95*, which allows to finance up to 95% of the purchase of the first home and of *Mutuo Flex*, which allows the payment of just interest on a monthly basis and to plan a flexible reimbursement of the capital. The consumer credit sector was also characterized by the positive appreciation of *PrestIntesa* and *PrestIntesa Maxi*, the latter being capable of meeting higher spending needs, with loans from 30,000 to 75,000 euro, delaying the reimbursement up to 96 months, with the option to choose between fixed and floating interest rates. In 2005 personal loans totalled 2 billion euro (+36% compared to 2004).

The range of managed funds was further renewed and enriched. In particular, in mid-December, *Intesa Garanzia Attiva* was launched, the first mutual fund in Italy with guaranteed capital which offers customers an innovative product capable of providing dynamic asset management combined with guaranteed capital after 5 years. In the bancassurance sector, the offer was further developed with the launch of 22 *Index Linked* products, which represented a significant portion of total products placed.

In 2005 the product range was broadened as concerns current accounts, debit and credit cards and investment products. Noteworthy was the launch, at the end of August, of *Conto Intesa 18-26*, the new account for young people, up to 26 years of age, capable of offering all bank and extra-bank services at a very low, fixed, monthly fee. In the last four months of 2005 20,000 such accounts were opened, 60% of which to new customers.

During the year four intense campaigns were launched on all media to promote key products, Conto Intesa, PrestIntesa and the new Mutuo 95, that boosted sales and the acquisition of new customers. The advertising campaign for Conto Intesa focused on the *Bonus Intesa* discounts programme, which, after the development of favourable agreements with large national and local partners for a total of 11,000 outlets covering all main product categories, represented a significant source of value added for Conto Intesa. At the end of 2005 holders of an account of the Conto Intesa range made transactions with Bonus Intesa partners for a total of 33 million euro benefiting from refunds on their current account for almost 1 million euro. At December 2005 there were over 537,000 Conto Intesa opened, 40% of which opened by new customers. The transfer to Conto Intesa, due to higher value added for customers, determined an increase in cross-selling and in customer satisfaction.

In the payment cards sector the distribution of *Intesa Flash* commenced. Intesa Flash is a prepaid and rechargeable card issued and used even without a current account, that is mainly addressed to young customers. It immediately received a positive response in terms of sales with almost 74,000 new cards issued in little over five months.

Within investment products the Bank launched *Intesa Per Domani*, an innovative capital accumulation plan for the investment funds Intesa Bouquet, which allows to accumulate capital for a defined person – even a minor – indicating the date from which the beneficiary will acquire title of the accumulated capital. Again in the same area, individual portfolio management schemes continued to be converted into the new *Intesa Dialogo* lines, launched at the beginning of 2004, that, due to the multimanager approach and to the strengthening of investment processes, continued to register very interesting performances.

Important innovations were also made in the offer to ***Small business*** customers. Together with *Conto Intesa Business*, new products were launched to satisfy specific needs, such as i) in current accounts, *Conto Intesa Condominio*, specifically designed to meet specific requirements of administrators of apartment blocks, ii) in payment cards, *Carta Intesa Business*, iii) in cash management, *Intesa Sistema Liquidità*, and iv) in insurance coverage, *Intesa Proteggi Mutuo Business* for life and multirisk coverage. Furthermore, over 30 direct mailing campaigns were launched with a total of 3 million letters sent during the year. Commercial approach to management of customer portfolios was strengthened through the creation of Small Business Managers, who are dedicated to meeting specific needs of target customers. The branch's front-end platform was enriched with the introduction of segment functions, particularly regarding the area of monitoring credit risks, and the "Portfolio analysis" application was launched to enable the single Manager to start branch commercial campaigns for specific business areas.

The initiatives and the projects developed with reference to the market of ***Small and medium-sized enterprises*** (SMEs) pursued the objective of strengthening the Group's leadership position in the segment, achieving important results, even more significant in a stagnant economy. The interventions mainly regarded the refining of the commercial tools, the development of the organisational model and of professionalism and the broadening of the product range.

In relation to commercial tools a *Customer Relationship Management* model, specific for SMEs, was implemented to support marketing analysis and the network's sales activities.

From the organisation and professionalism standpoint, the distribution model of the Branches servicing SMEs was refined, optimising their presence in the territory and strengthening their sales teams. With regard to the broadening of the product and service range, significant initiatives were initiated to support growth and innovation of SMEs. In fact, *IntesaNova* was launched, a programme aimed at funding projects for process/product innovation and information and communication technology which avails itself of the contribution of a qualified scientific network (Polytechnics, Universities). Moreover, with the purpose of supporting companies in the comprehension of the new Basel II provisions and favouring an evaluation of their impact on credit to SMEs, a diagnosis and consultancy service named *IntesaBasilea* was launched, with the support of innovative information technology instruments. An important contribution to growth of total medium- and long-term disbursements (over 30% per year) also came from the financing programme launched in partnership with Eurofidi, assisted by the specific guarantee granted by the consortium.

The internationalisation strategies of SMEs were supported by *Intesa Export* that was developed in partnership with SACE: a chirographic medium-term loan guaranteed by SACE, reserved to customers with a high propensity for exports, to support their international investment programme. This product is absolutely new for the Italian banking system, being the first financial credit insurance operation finalised by SACE.

To relaunch the competitiveness of our SMEs a new range of support services was structured (Intesa Soluzioni), which enables – via the collaboration with qualified outside partners – the identification and implementation of information technology solutions to support day-to-day activities of companies, favouring growth and the recovery of competitiveness of such companies. To this aim a new information portal specific for SMEs was implemented in cooperation with Sole 24 Ore (*Sviluppo PMI*).

A new short-term loan, named *Intesa Tandem*, was structured: it is based on a specific agreement between Banca Intesa and production and/or commercial companies, whereby the company under the agreement is credited in one solution net of interest, whilst the reselling company reimburses the loan according to a pre-established amortisation plan with instalments made up of only capital.

With regard to solutions for the coverage of interest rate risks, a line of derivative instruments named *Intesa Sistema Protezione* was developed. Lastly, for the purpose of offering a range of increasingly-customised products, two current accounts were specifically devised for smaller enterprises, *Conto Intesa PMI* and *Conto Intesa PMI Plus*. These accounts are designed to reward customers who reserve Banca Intesa rising portions of their business, with the aim of eventually assuming the role of main bank.

With regard to the development of commercial activities related to the segment ***Religious and Non-Profit Entities***, the Bank launched a new offering system called *Mosaico* in November. It has modular characteristics capable of meeting different needs. The offer is articulated in a current account (Conto Intesa Mosaico) charging a floating fee, determined on the basis of the customer's assets and the use of the remote banking service. In addition to this basic product there are other short- and medium-term investment products, funding products as well as insurance coverage. Furthermore, customers can request technologically-advanced software solutions and advisory services to satisfy specific needs.

The Retail Division is in charge of certain subsidiaries, the activities of which are strictly synergic with the Parent Company's sales network. Private banking activities are performed through ***Banca Intesa Private Banking***, for which 2005 was the first year of full operations. The company, in the twelve months, recorded a net income of 41.3 million euro compared to a loss of 5.5 million euro in the same period of the previous year; the latter figure was not directly comparable considering both the different operating size and the fact that it was mainly affected by the expenses linked to the organisational and corporate restructuring. In fact, company operations increased following the gradual transfer to the new bank of Banca Intesa's private customers and therefore all statement of income aggregates recorded substantial rises. As at 31st December 2005, balance sheet aggregates highlighted indirect customer deposits of over 27 billion euro, of which assets under management of over 17 billion euro, direct customer deposits amounting to 977 million euro and loans to customers of 221 million euro.
The Division's operating margin also benefited from commissions for the distribution of ***Intesa Vita*** insurance products placed through the branch network. Intesa Vita is a subsidiary of the Generali group and is consolidated by Gruppo Intesa with the equity method. The statement of income as at 31st December 2005 closed with a net income, determined according to IAS/IFRS, of 171.7 million euro, after having collected gross premiums of 7,840 million euro. At the end of 2005 Intesa Vita's technical insurance reserves exceeded 25 billion euro, while shareholders' equity equalled 1,494 million euro.
The network also distributes the supplementary pension funds of ***Intesa Previdenza***, which as at 31st December 2005, managed net assets of 1,192 million euro, due to the positive contribution of the open-end pension funds sector, where Gruppo Intesa maintained the leadership in terms of both assets (25.2%) and new subscriptions (26.7%). Funding activities recorded a positive performance, with particular reference to open-end pension funds, that registered a 26% increase over the twelve months. The development of individual subscriptions (over 90% of the total) is mainly pursued among self-employed workers, independent professionals and public employees, whilst the collective subscriptions sector is addressed, with specific marketing initiatives, to subordinate employees. At the end of 2005, the total number of subscribers of pension funds (open-end and pre-existing) was close to 135,000. 2005 closed with a modest net income (0.3 million euro) which, however, highlights an improvement compared to the result of 2004.
Medium- and long-term lending activities are carried out through Banca Intesa Mediocredito and Banca CIS.
Banca Intesa Mediocredito posted a net income for 2005 of 48.1 million euro, with an approximately 15% reduction compared to 2004. This was mainly due to the erosion in profitability caused by the stagnation that affected its sectors of operations. Net interest income was not affected and recorded a 6.3% growth rate whilst net fee and commission income significantly decreased (-14.8). Lower dividends were collected from the subsidiary Banca CIS and personnel expenses recorded a rise, mainly due to supplementary social security charges. Lower net adjustments to loans (-3.4%) rebalanced profitability and led to an income before tax from continuing operations up by 3.3%. The higher tax burden, attributable to the fact that adjustments to loans are irrelevant for IRAP, led to the aforementioned reduction in net income. Balance sheet figures show, compared to December 2004, a slightly over 1% contraction in loans to customers, at 13,166 million euro, and interbank funding of 11,224 million euro, which was the main source of funding.
Banca CIS closed 2005 with a net income of 14 million euro, 8.3% lower than the comparable figure in 2004. In detail, the approximately 8% reduction in net interest income, due to the structural contraction in unit margins and the drop in net fee and commission income, led to a reduction in operating income slightly over 8%, partly balanced by effective containment of operating costs (approximately -12%). This allowed to contain to 5.2% the reduction in operating margin. Net adjustments to loans, more than halved from the comparative figure, recorded a significant drop. Main balance sheet figures highlighted loans to customers at 1,290 million euro (+5.6% with respect of the figure as at the end of 2004) and net interbank funding – which constituted the primary source of funding – at 1,020 million euro (approximately +25%).

During 2005 ***Intesa Leasing*** stipulated, through the network of Group banks, approximately 15,700 new contracts, for an overall countervalue of 3,080 million euro, with a 9.6% progress compared to the corresponding figure of the previous year. Over 50% of these contracts referred to the real estate sector, which was the sector with the highest growth rate. As at 31st December 2005, loans to customers, almost entirely generated by leasing operations, were close to 6,820 million euro (+13.2% on December 2004). As to the statement of income, the company closed the period with a net income of 21 million euro which, on a consistent basis, compares with a net income of 24.7 million euro in 2004. In fact, the previous year's result benefited, net of the tax effect, from approximately 16 million euro as capital gain realised with the non-recurring sale of the junior security derived from the securitisation of lease receivables which was structured at the end of 2003.

Setefi, specialised in management of electronic payment systems, performs the duties of acquirer for retailers, issues proprietary credit cards and manages the Moneta cards for Group banks. The company uses its own network of POS terminals and is in charge of the e-money system through the management of the Monetaonline site. In 2005 Setefi further expanded its activity, with an 11.5% increase in total transaction volumes. The number of directly-issued or managed cards exceeded 3.8 million while proprietary and third-party POS terminals were close to 115,000. The company closed 2005 with a net income of 26.6 million euro, up by 2.5% compared to the result of 2004.

As already described in this Report, Gruppo Intesa, within a broad strategic agreement regarding asset management activities, sold to the Crédit Agricole group 65% of ***Nextra Investment Management***. Later, in March 2006, Gruppo Intesa entered in the capital of Crédit Agricole Asset Management Sgr, the Italian subsidiary of the Crédit Agricole group, that will absorb Nextra's activities.

In 2005 the operations of Nextra Investment Management and of its subsidiaries, entirely pertaining to Gruppo Intesa, contributed to the consolidated statement of income a result of approximately 47 million euro.

Finally, a contribution to the results achieved by the Division came from the consumer credit activities performed through ***Agos***, the joint venture established with Crédit Agricole, that registered a net income for 2005 of 59 million euro and total disbursements of 3,753 million euro.

Italian Subsidiary Banks Division

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Net interest income	903	844	59	7.0
Dividends	10	7	3	42.9
Profits (Losses) on investments carried at equity	-	-	-	-
Net fee and commission income	523	499	24	4.8
Profits (Losses) on trading	77	46	31	67.4
Other operating income (expenses)	7	19	-12	-63.2
Operating income	**1,520**	**1,415**	**105**	**7.4**
Personnel expenses	-509	-483	26	5.4
Other administrative expenses	-228	-221	7	3.2
Adjustments to property, equipment and intangible assets	-28	-35	-7	-20.0
Operating costs	**-765**	**-739**	**26**	**3.5**
Operating margin	**755**	**676**	**79**	**11.7**
Goodwill impairment	-	-	-	-
Net provisions for risks and charges	-137	-35	102	
Net adjustments to loans	-93	-136	-43	-31.6
Net impairment losses on other assets	-	-	-	-
Profits (Losses) on investments held to maturity and on other investments	18	13	5	38.5
Income (Loss) before tax from continuing operations	**543**	**518**	**25**	**4.8**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	Changes %
Loans to customers	25,472	22,997	2,475	10.8
Due to customers	17,373	17,606	-233	-1.3
Securities issued	8,849	7,008	1,841	26.3
Net interbank position	2,289	2,542	-253	-10.0

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

During 2005, the Division further enhanced its market shares and profitability. Economic results improved, with an over 7% increase in operating income, that at 1,520 million euro represented 15.2% of the Group's consolidated operating income. Operating costs, at 765 million euro led to an operating margin of 755 million euro (+11.7%), corresponding to a cost/income ratio of 50.3% (ex 52.2%). Also income before tax from continuing operations registered an appreciable rise to 543 million euro (+4.8%).

Balance sheet figures highlighted loans to customers of 25,472 million euro (+10.8%) and direct customer deposits, including bonds issued, of 26,222 million euro (+6.5%).

The Division had risk-weighted assets for 26.4 billion euro and an allocated capital of 1,581 million euro.

In 2005 ***Cassa di Risparmio di Parma e Piacenza*** registered a net income of 143.4 million euro, approximately 13% lower than the figure of the previous year. The reduction in net income is solely attributable to the need for higher provisions for risks and charges in relation to the aforementioned initiatives of the Commissioner of the Parmalat group. The 2005 result – which, excluding the charge mentioned above, would have highlighted an approximately 23% rise – was mainly attributable to the positive trend of operating revenues (+8.1%). In detail, net interest income increased by approximately 2% and net fee and commission income recorded a 1.3% rise confirming a constant development of ordinary operations. Profits on trading – more than tripled the comparative figure – also benefited from disposal of financial assets. The favourable trend of revenues allowed to absorb the increase in operating costs (+3.3%) – also determined by an expansion in the bank's operations and by higher commercial and organisational investments – leading to a significant improvement in operating margin (+12.4%). Substantial provisions for risks and charges were balanced by significantly lower net adjustments to loans (approximately -27%). Main balance sheet aggregates increased: loans to customers to 11,698 million euro (+12.3%), direct customer deposits to 12,566 million euro (+10.1%) and indirect customer deposits to 26,404 million euro (+11%).

Banca Popolare FriulAdria closed the 2005 statement of income with a net income of 54.1 million euro, approximately 23% higher than the corresponding figure of 2004. This result benefited from higher operating income (approximately +6%) only marginally affected by the entirely physiological rise in operating costs (+1.1%). With regard to revenues, the increase in net interest income (+8.7%), attributable to the growth of intermediated volumes, the confirmation of the positive trend of net fee and commission income and the increase in other net operating income, fully absorbed both the modest reduction in profits on trading and the mentioned rise in operating costs, the latter being partly due to the implementation of important projects for the development of the commercial network.

The result for the period was positively influenced by profits generated by the disposal of real estate assets as well as by lower adjustments to non-performing loans. Balance sheet aggregates highlighted increases in both loans to customers (+11% to 3,742 million euro) and direct customer deposits (+9.6% to 3,061 million euro), whilst indirect customer deposits confirmed the 2004 figure (+0.4% to 5,144 million euro).

Banca di Trento e Bolzano closed the 2005 statement of income with a net income of 14.4 million euro, with an approximately 2% increase compared to 2004. A more detailed analysis shows an approximately 15% increase in net interest income attributable to the rise in intermediated volumes and stable spreads. Positive trends were also recorded by net fee and commission income (+14.3%) and profits on trading (approximately +33%) – which benefited from the sale of Government securities classified as assets available for sale – leading to an approximately 15.4% increase in operating income. This increase allowed to fully absorb the rise in operating costs, essentially ascribable to the bank's expansion, as well as higher prudential provisions for risks and charges for revocatory actions. Net adjustments to loans, instead, registered an over 24% contraction. As to the balance sheet, loans to customers recorded an increase from the end of 2004 (+10.7% to 1,907 million euro), whereas direct customer deposits showed a virtual stability (1,670 million euro; -0.4%) despite the cease of treasury services for the Bolzano province, the effect of which was therefore completely recovered. A similar recovery was instead impossible for indirect customer deposits that dropped by approximately 9% to 1,967 million euro.

In 2005 ***Cassa di Risparmio di Biella e Vercelli*** posted a net income of 29.1 million euro, with an over 50% increase on the corresponding figure of the previous year. The improvement was due to revenues: increases were recorded by both net interest income, mostly in the customers and securities component, and by net fee and commission income, mainly in the management, intermediation and services component. Notwithstanding losses on trading, operating income recorded a rise exceeding 7% and operating margin of 8.2%, with administrative expenses registering an increase, also following the pursuit of development projects. Net adjustments to loans were practically in line with 2004. Balance sheet figures showed a rise in loans to customers to 2,325 million euro (+14.2%) against a direct customer deposits that, at 2,259 million euro (-0.6%), virtually confirmed the amounts of the previous year. Indirect customer deposits (3,248 million euro) recorded a 6.4% expansion, with customers confirming their preference for bancassurance products.

The Saving Banks in Central Italy, united under the control of ***Intesa Casse del Centro***, registered better overall results mostly due to higher income. In fact, the aggregates highlighted an increase in net interest income and in net fee and commission income, a moderate and selective rise in operating costs also due to new investments and a markedly downward trend in net adjustments to loans.

The Saving Banks, considered on a single basis, registered the following net incomes: Cassa di Risparmio di Viterbo, 20.4 million euro (+13%), Cassa di Risparmio di Ascoli Piceno, 16.2 million euro (+16%), Cassa di Risparmio di Terni e Narni, 14.7 million euro (+60%), Cassa di Risparmio di Rieti, 10.6 million euro (+6%), Cassa di Risparmio di Foligno, 11 million euro (+26%), Cassa di Risparmio di Spoleto, 9 million euro (approximately +40%) and Cassa di Risparmio di Città di Castello, 5 million euro (almost doubled).

Cassa di Risparmio di Fano, which closed the year with a net income of 9.1 million euro, was included in the consolidated financial statements as of 1st October 2005 and therefore only the result related to the last three months was reflected in the Group's statement of income.

Compared to as at December 2004, aggregate balance sheet figures showed a positive rise in both loans to customers (approximately +6% to 5.8 billion euro) and customer deposits (approximately +3% to 6.5 billion euro). Indirect customer deposits registered, instead, an expansion exceeding 5% to 5.7 billion euro, mainly due to the asset management component.

International Subsidiary Banks Division

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	%
Net interest income	730	678	52	7.7
Dividends	-	3	-3	
Profits (Losses) on investments carried at equity	-6	-	6	-
Net fee and commission income	305	252	53	21.0
Profits (Losses) on trading	144	108	36	33.3
Other operating income (expenses)	-17	-57	-40	-70.2
Operating income	**1,156**	**984**	**172**	**17.5**
Personnel expenses	-300	-256	44	17.2
Other administrative expenses	-270	-252	18	7.1
Adjustments to property, equipment and intangible assets	-87	-87	-	-
Operating costs	**-657**	**-595**	**62**	**10.4**
Operating margin	**499**	**389**	**110**	**28.3**
Goodwill impairment	-	-5	-5	
Net provisions for risks and charges	-13	-7	6	85.7
Net adjustments to loans	-141	-116	25	21.6
Net impairment losses on other assets	-7	-10	-3	-30.0
Profits (Losses) on investments held to maturity and on other investments	9	-	9	-
Income (Loss) before tax from continuing operations	**347**	**251**	**96**	**38.2**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	%
Loans to customers	11,837	9,534	2,303	24.2
Due to customers	12,509	11,349	1,160	10.2
Securities issued	640	445	195	43.8
Net interbank position	-1,182	-191	991	

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Positive results were also achieved by the Group entities operating in foreign markets, which find in the Eastern-European Countries, characterised by high growth rates, the most attractive development opportunities. The Division, which is in charge of subsidiaries abroad, recorded a positive trend. Operating income rose by over 17% to 1,156 million euro and represented 11.5% of the Group's consolidated operating income. The programmed increase in operating costs to 657 million euro (+10.4%) was linked to the expansion of activities and of the operating network in the various areas where the Group is active. Therefore, operating margin improved by 28.3% to 499 million euro, with a cost/income ratio of 56.8% (ex 60.5%). Income before tax from continuing operations rose by 38.2% to 347 million euro.
Balance sheet figures showed loans to customers of 11,837 million euro (+24.2%) and direct customer deposits, including securities issued, of 13,149 million euro (+11.5%) as well as a higher recourse to interbank credit to fund the considerable rise in loans to customers.

The Division had risk-weighted assets for 16.3 billion euro and an allocated capital of 983 million euro.

Gruppo Intesa operates in Central-Eastern Europe with the fourth Hungarian bank (Central-European International Bank), the second Croatian bank (Privredna Banka Zagreb), the second Slovakian bank (Vseobecna Uverova Banka) and, more recently, with the second bank in Serbia and Montenegro (Banca Intesa Beograd). Gruppo Intesa is also present in the Russian Federation with ZAO Banca Intesa and with the recently-acquired KMB Bank.
In 2005 Hungary recorded an increase in GDP, mainly due to the expansion in the construction sector and an improvement in the trade deficit determined by the rise in exports. The macroeconomic framework was completed by practically stable inflation and unemployment, whereas the local currency showed certain signs of weakness.
The ***Central-European International Bank (CIB)*** group registered a net income for 2005 of 75.1 million euro, approximately 29% higher than that of the previous year. Net interest income increased (+3.2%), due to higher volumes that absorbed the significant contraction in spreads, and net fee and commission income recorded an even higher growth rate (+12.6%). Also profits on trading were far higher than in 2004. As to charges, impairment losses on loans showed a significant reduction, whereas operating costs evidenced a strong increase that was directly connected to the expansion of the group's operations especially in the retail sector, with the opening of new branches and the consequent increase in employees. Compared to December 2004, balance sheet aggregates registered 19% increases both in loans to customers (4,792 million euro) and in direct customer deposits (3,162 million euro).
The Croatian macroeconomic scenario was basically positive, with a good growth rate in GDP, expected to rise further in 2006, and with moderate and decreasing inflation even if unemployment remained high. Last October negotiations for the entry of Croatia in the European Union were started. In this scenario, the ***Privredna Banka Zagreb (PBZ)*** group closed 2005 with a net income of 107.7 million euro (approximately +12%). This result was due to the good performance of net interest income (approximately +7%), to a strong growth in net fee and commission income (+11.4%), with a particular expansion in the credit cards segment, and to an equally positive result in profits on trading (approximately +14%, mainly due to foreign exchange and equity market activities). Among cost components, operating costs recorded a rise mainly attributable to the increase in personnel expenses linked to the plan to increase the effectiveness of front- and back-office resources, whilst net adjustments to loans were marginally lower than those of the previous years.
In fact, compared to December 2004, the main balance sheet items highlighted a rise in loans to customers (3,884 million euro, approximately +22%) and in direct customer deposits (4,438 million euro, almost +13%).
In the Slovakian Republic the macroeconomic scenario remained stable and GDP recorded a rise above expectations, mainly due to the boost in domestic demand in presence of an appreciation of the local currency and a rise in employment, whereas inflation was affected by the increase in energy prices. In 2005, the ***Vseobecna Uverova Banka (VUB)*** group posted a net income of 95.8 million euro, with an approximately 34% increase on 2004. This was the combined result of rises in net interest income (approximately 17%) and in net fee and commission income (approximately +45%), mainly in the asset management and credit cards sectors, whilst a slightly over 2% decline was recorded in profits on trading, mainly as a result of shrinking foreign exchange margins. Again in this case the increase in operating costs was also linked to the increase in personnel expenses due to the strengthening of the managerial component. Net impairment losses on loans rose from as at 31st December 2004 mainly as a result of the notable growth recorded in the loan portfolio. Balance sheet aggregates showed a considerable expansion of loans to customers to 2,263 million euro, with an approximately 45% increase on the normalised figure as at 31st December 2004, that is, net of a large, non-recurring short-term loan to an institution. Also customer deposits, influenced at the end of 2004 by the same phenomenon as loans to customers, reached 4,690 million euro, with an increase, on a normalised basis, of approximately 11%.
2005 was a positive year for Serbia which enacted a series of legislative reforms capable of creating a modern and consistent juridical framework. However, the economic situation, despite the moderate growth of production and an improvement in the trade deficit, must face difficult problems such as high unemployment and inflation.

The newly-acquired ***Banca Intesa Beograd*** (former Delta Banka) – the second largest bank in Serbia and Montenegro in terms of total assets – as at 31st December 2005 recorded loans to customers of 504 million euro and direct customer deposits of 725 million euro. The company, which closed 2005 with a net income of approximately 20 million euro, was included in the consolidated financial statements starting from the fourth quarter of 2005 and therefore, as already mentioned, the Group's statement of income reflected only the result related to the last quarter.

KMB Bank, the other recent acquisition of the Group, is the leading bank in lending and leasing activities for small enterprises in the Russian Federation. This operating sector and, at the same time, the development of specific services addressed to households will be strengthened further. As at 31st December 2005, KMB recorded loans to customers of 372 million euro, direct customer deposits of 191 million euro. The year closed with a net income of 1.5 million euro. However, since the subsidiary was included in the consolidated financial statements starting from the fourth quarter of 2005, the Group's statement of income reflected only the result related to the last three months.

As is known, to complete the disengagement from Latin America, set forth in the strategic objectives of the 2003-2005 Business Plan, in December 2005 Banca Intesa signed with Scotiabank an agreement for the sale of Banco Wiese Sudameris which was closed in March 2006. However, the 2005 result attributable to the Peruvian network pertained to Gruppo Intesa and contributed to its consolidated financial statements with a loss of 1.6 million euro. The Peruvian subsidiary's assets and liabilities were recorded among assets/liabilities under disposal and included loans to customers exceeding 1.4 billion euro and direct customer deposits of 2.2 billion euro.

Corporate Division

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	%
Net interest income	599	599	-	-
Dividends	2	9	-7	-77.8
Profits (Losses) on investments carried at equity	3	3	-	-
Net fee and commission income	926	886	40	4.5
Profits (Losses) on trading	404	285	119	41.8
Other operating income (expenses)	-31	16	-47	
Operating income	**1,903**	**1,798**	**105**	**5.8**
Personnel expenses	-358	-350	8	2.3
Other administrative expenses	-372	-399	-27	-6.8
Adjustments to property, equipment and intangible assets	-68	-71	-3	-4.2
Operating costs	**-798**	**-820**	**-22**	**-2.7**
Operating margin	**1,105**	**978**	**127**	**13.0**
Goodwill impairment	-3	-	3	-
Net provisions for risks and charges	-18	-3	15	
Net adjustments to loans	13	-221	234	
Net impairment losses on other assets	-6	-14	-8	-57.1
Profits (Losses) on investments held to maturity and on other investments	-3	-5	-2	-40.0
Income (Loss) before tax from continuing operations	**1,088**	**735**	**353**	**48.0**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

(in millions of euro)

	31.12.2005	31.12.2004 including IAS 39 (*)	Changes amount	%
Loans to customers	46,896	43,898	2,998	6.8
Due to customers	27,204	23,727	3,477	14.7
Securities issued	9,983	8,106	1,877	23.2
Net interbank position	-147	-6,527	-6,380	-97.7

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

In 2005 the Division generated an operating income of 1,903 million euro (representing 19% of the Group's consolidated operating income), with a 105 million euro rise compared to the same period of the previous year (+5.8%). This positive result was achieved, in an unfavourable macroeconomic scenario, by i) leveraging on the client portfolio, further enhancing the relationship banking model; ii) excellent cross-selling activities through better team work between relationship and product managers; iii) strengthening origination and execution capabilities in investment banking through an integrated offer on the whole range of products associated with an increase in traditional services (Forex, Money Market).
The rise in operating income was sustained by net fee and commission income (+4.5%) mostly in the investment banking sector. Also profits on trading recorded a good performance, benefiting from the gains generated by the valuation of stocks and options held.
Net interest income was in line with the previous year and was affected by the programmed decline in loans to large corporate customers and by the partial erosion in spreads, particularly in

the Mid Corporate segment. The rise in direct customer deposits (+14.7%) was favoured by customer liquidity, particularly in the Large Corporate segment.

The drop in operating costs (-2.7% overall) is attributable to administrative expenses and to depreciation, despite the new investments for the formation of the Finance Operations Department and that of Banca Intesa Infrastrutture e Sviluppo. Operating margin amounted to 1,105 million euro, with a 13% rise on 2004.

Income before tax from continuing operations reached 1,088 million euro, with a 48% increase on the previous year, mostly due to net write-backs to loans (+13 million euro, compared to -221 million euro in 2004).

The Corporate Division, with 3,147 million euro, absorbed 27.5% of the total Group's capital and registered an 8.6% increase compared to 2004, correlated, on the one hand, to the boost to loans granted to customers in the Public and Infrastructure Finance segment and, on the other hand, to the increase in the credit risk related to the off-balance sheet component. Value creation amounted to 484 million euro, with a 243 million euro improvement on 2004, with a 27.6% contribution to consolidated EVA. Risk-weighted assets totalled 52.5 billion euro.

The cost/income ratio showed a significant reduction (almost 4%, from 45.6% in December 2004 to 41.9% in December 2005).

The Corporate Division's activities include five business departments:

- Corporate Relations Department, which manages the relations with Italian and foreign Large and Mid Corporates (with turnover exceeding 50 million euro), and also coordinates the relevant commercial operations performed through the foreign branches;
- Investment Banking and Capital Markets Department, which includes Structured Finance, M&A and Banca Caboto;
- Financial Institutions Department, which is responsible for the relations with Italian and foreign financial institutions, for the management of transactional services related to payment systems, custody and settlement of securities, as custodian and correspondent bank, as well as for the coordination of the foreign branches, of the representative offices and of the foreign companies Société Européenne de Banque, Intesa Bank Ireland and Zao Banca Intesa;
- Merchant Banking which operates in the private equity area also through the company Private Equity International (PEI);
- State and Infrastructures Department – as of 1st January 2006 has become an independent legal entity under the name of Banca Intesa Infrastrutture e Sviluppo – responsible until December 2005 for relations with the State in all its main structures, with local Administrations, large public and semi-public entities, non-financial supranational entities, companies operating in the sectors of public works and infrastructures, public and private health companies and those public or semi-public entities that can constitute business lines also for the other Divisions (such as Large Foundations, Associations and so on). The Department was also responsible for directing and coordinating the activities performed by the companies tax collection concessionaires, Esa.Tri., E.Tr., S.Es.I.T. Puglia.

Also Intesa Mediofactoring is included in the Corporate Division.

With regard to the customer segments managed by the ***Corporate Relations Department***, a number of projects were initiated aimed at relaunching the Mid Corporate segment through greater focus on product offering and rising attention to cross-selling potential especially in the capital markets, structured finance and trade finance segments.

The switch from short-term loans to medium- and long-term loans continued, in both the Mid and, particularly, the Large Corporate segments. The process aimed at reducing the portfolio's risk profile continued with a contraction in absolute terms of higher-risk assets. The increase in the weight of assets with better credit quality had a positive impact on capital absorption and consequently on the value creation.

Banca Intesa confirmed its leadership in all main turnaround programmes at the national level. With the adoption of the new service model, the number of deals concluded in the structured finance area (in particular syndicated lending, acquisition finance and real estate) and in the investment banking area progressively increased and also involved the Mid Corporate segment: during 2005 about a hundred operations were concluded. The new model, coupled with the launch of products specifically designed to support internationalisation (*IntesaExport*) and innovation (*IntesaNova*), allowed to strengthen the Bank's positioning in the corporate sector and to contribute to the development of Italian companies in the international markets.

Within the ***Investment Banking and Capital Markets Department***, structured finance activities were characterised in 2005 by the implementation of important operations in all main sectors.
The project finance sector continued to structure funding for specific, highly-complex and extremely large investment projects, in sectors characterised by high capital intensity. Operations were performed in the TMT (Technologies, Media, Telecommunications) sector, where Banca Intesa played the role of mandated lead arranger for the funding of initiatives in the telecom industry (Towertel, H3G in Sweden and Denmark) and for the participation in the funding of the acquisition of Wind Telecomunicazioni by the Orascom group.
Important operations were also completed in the energy, oil & gas sectors (Edipower, Api Energia, Qalhat LNG in Oman), as well as the funding of the acquisition of Pirelli's Cable Division by GS PIA. In all these operations Banca Intesa played a primary role.
In the shipping sector noteworthy was the Synergas operation, a bridge loan for the acquisition of 10 gas carriers, where Banca Intesa assumed the roles of mandated lead arranger, bookrunner and facility agent.
With regard to activities in the real estate sector, the consolidation of Banca Intesa's leadership continued, developing the business model based on advisory activities (to support customers in the definition of options for enhancing value and funding of real estate assets) and lending (via the structuring of loans for real estate acquisitions and developments). During the year loans for approximately 5 billion euro were analysed, with a great predominance (approximately 50%) of loans for projects of urban re-qualification and development. As mandated lead arranger, credit lines for approximately 2.9 billion euro were structured and approximately 1 billion euro subscribed. Main operations concluded were the re-qualification and development project of the "Garibaldi-Repubblica" area in Milan, for which works started in July 2005, the funding of certain listed real estate funds, and the structuring of the credit lines required for the implementation of the development plan of the company Sviluppo Italia Turismo which foresees important tourist investments in Sicily, Puglia and Calabria. With regard to enhancing value and funding of real estate assets, two important operations were concluded with public partners: the funding of part of the real estate assets owned by the City of Rome and the establishment and funding of the real estate fund Patrimonio Uno promoted by the Ministry of Economy and Finance with assets coming from Public entities, State-owned companies and certain State agencies. Moreover, two feasibility studies were carried out for enhancing value of part of the real estate assets owned by the City of Taranto and of an important real estate complex in Turin owned by the State Property Office.
In the leveraged & acquisition finance sector important funding operations were structured, with particular reference to the organisation and issue of credit facilities in support of corporate customers and private equity funds. In certain cases mandates were received and loans were already granted in 2005, whereas for other transactions closing is expected during 2006. In particular, with regard to the Italian market, the structuring and granting of credit facilities exceeding 1,500 million euro were finalised, under a mandate. Among these operations noteworthy are the refinancing of the debts of the AVIO group and of the Guala-Closures group and the operations supporting corporate acquisitions (IP Cleaning, International Sailing Boat, Saint Gobain, Marco Polo Holdings, FL Selenia, and other). The participation was then provided, mainly with the role of joint lead arranger, in loans or credit facilities for acquisitions totalling approximately 4,700 million euro: the loans include Seat Pagine Gialle and the Ferretti group, whilst the acquisitions include Fiorucci, Sisal, Società Europea Autocaravan and the Necta group. Similar operations were also carried out in the international markets for an overall amount of approximately 5,400 million euro.
In 2005, the activities related to the organisation of the securitisations placed, through Banca Caboto, with Italian and foreign institutional investors were consolidated by structuring i) the securitisation of lease receivables of Privata Leasing S.p.A. ("Tricolore Funding") amounting to 300 million euro, where Banca Intesa played the role of sole arranger, ii) the securitisation of the receivables of the hospitals and the ASL (local health companies) of the Lazio region ("Atlantide 2"), amounting to 640 million euro, with the role of joint arranger, and finally iii) the disposal of the real estate assets owned by the City of Rome ("Campidoglio Finance"), for 121 million euro, with the role of joint arranger. Furthermore, private securitisations were organised, funded through the issue of asset backed commercial papers, through the conduit vehicle, of which Banca Intesa is sponsor ("Romulus Funding Corp.").

With regard to structured export finance activities, traditional support to Italian exporters continued, mainly addressed to developing Countries. During 2005 mandates were obtained from primary exporters to organise, as mandated lead arranger, operations for an overall amount of approximately 2 billion euro. Certain mandates are conditional upon the actual assignment, through an international tender, of industrial supplies to the corporate customers. Noteworthy are the operations related to i) the realisation of a production line of commercial vehicles with the FIAT and PSA brands in Turkey, ii) the supply of turbines for the generation of electricity to the main Iranian electricity operator, and iii) the loans for the realisation of petrochemical complexes by primary national contractors in Russia. Finally, the Bank commenced medium-term discounting activities without recourse with transfer of SACE policy, whereas medium-term pre-export finance activities in the raw material sector are still under assessment.

The Corporate Division also includes Advisory and M&A activities. Advisory activities in this area were performed on the basis of mandates given by selected customers in the Mid Corporate segment and by the State and Infrastructure Department. Particular attention was paid to the support of companies involved in growth through acquisitions, as well as to privatisation and merger programmes in the local utilities sector.

2005 confirmed ***Banca Caboto***'s leadership both in the primary equity market – with the conduction of various IPOs and the direction of important capital increase operations - and in bond markets acting with various roles for the placement of bank, corporate and supranational issues. In the secondary market the bank confirmed its forefront position in the ranking of intermediaries with a market share on the MTA of 5.5%. Noteworthy were the operations on structured equity derivatives, with the predisposition of new products in terms of payoff and underlying asset.

In this scenario, the statement of income for the period confirmed the considerable increase in net fee and commission income (approximately +43%), for both equity origination and bond market activities. This performance, coupled with the positive result achieved on financial transactions (approximately +23%), led to a net interest and other banking income exceeding 190 million euro, with an approximately 23% rise. Operating costs remained overall stable at 144 million euro (143 million euro in 2004), also as a result of cost optimisation in the equity origination area and lower costs for consultancies and administrative services. Net income amounting to 71.7 million euro evidenced an approximately 60% increase from the consistent figure, with the consequent positive trend in all economic ratios.

Within the ***Financial Institutions Department*** the creation of an excellence centre (International Trade Services) was initiated with the objective of strengthening the leadership in the increasingly-competitive sector of import-export trade and reconfirming the role of reference bank in supporting the internationalisation of Italian companies, particularly in the emerging markets. The model, which unifies cash management and trade services activities in one centre, is in line with the best practices of international banks.

During 2005, the Operations sector of Nextra Investment Management was spun off and transferred in Banca Intesa where it formed the Fund Administration Service in the Financial Institutions Department. With this operation the custodian bank is capable of calculating the assets under management of the funds for which it also exercises the control functions of custodian bank and of global custody. The completion of the services offered as custodian bank to asset management companies raised Banca Intesa's offer to cutting edge in this sector.

With regard to the subsidiaries abroad pertaining to the Department, it is notable that Shanghai Sino-Italy Business Advisory Company (SIBAC) – the joint venture in which Banca Intesa holds 40%, Bank of China Holding International 35% and Simest 25% – obtained the license to start operations. SIBAC offers consultancy and assistance services to Italian enterprises, mainly medium-sized and small, which intend to develop industrial and commercial activities in China, also in partnership with Chinese operators. It was decided to liquidate ZAO International Business Consulting.

Société Européenne de Banque recorded a net income of 18 million euro, with an increase on the consistent figure for the same period of 2004 (10 million euro), as a result of the consolidated effectiveness with which the company continues to operate in the Luxembourg financial market, mainly in support of corporate customers as well as in the private banking and mutual fund management areas.

Intesa Bank Ireland continued to operate profitably in the wholesale banking sector, even after the considerable downsizing of its exposure towards large multinationals implemented in the previous year. After this repositioning, the statement of income for 2005 closed with a net income of 23 million euro, which was therefore not comparable with the figure registered in the same period of 2004.

Zao Banca Intesa, the bank established to assist Italian enterprises operating in the Russian market and those interested in operating there, offering commercial and financial services to corporate customers, closed 2005 – the first full year of operations – virtually at breakeven, (mainly in relation to the costs related to the strengthening of its operating structures), compared to the loss recorded in the previous year (directly attributable to start-up costs).

In 2005 ***Merchant Banking*** activities progressed in all traditional operational areas, (private equity, investments in private equity funds and institutional and development equity investments). As at 31st December 2005 the overall portfolio (direct and through the subsidiary PEI (Private Equity International) amounted to approximately 2 billion euro, made up of 48 equity investments and certain investments in funds, and generated revenues in the form of capital gains (from total and partial divestments), interest on shareholder loans and dividends.

Main operations finalised during the year include the sale (through the subsidiary Mirror) of the whole equity investment in Eutelsat, the sale of the whole equity investment in Italenergia and Edison to EDF, the acquisition of an approximately 1.8% stake in Camfin and the increase of the stakes held in Pirelli & C and RCS, the listing and simultaneous partial sale of the equity investment in Guala, the acquisition of FIAT shares following the conversion of the *convertendo* loan subscribed in 2002, the subscription of a capital increase in Granarolo S.p.A., for a quota of approximately 20% and the acquisition of an approximately 2.3% stake in Parmalat following the well-known debt-equity swap.

Banca Intesa increased its commitment towards the Public Sector, through the intervention of the ***State and Infrastructures Department*** in numerous operations of primary importance for the Country. In particular, credit for infrastructures was promoted through i) funding of ANAS for the construction of the second portion of the Salerno-Reggio Calabria motorway, ii) funding of the general contractor for the realisation of the new Mestre motorway link, iii) assistance to the syndicate of enterprises which was awarded the provisional contract for the construction of the Bridge on the Strait of Messina, iv) organisation of the funding of the project related to the improvement of the water supply system in Sicily. Financial support of health and public assistance services was developed through the securitisation of health receivables of the Lazio and Abruzzo Regions and the finalisation of financial operations related to the project for the new Mestre Hospital and for the expansion of the existing incinerator at Parona (Pavia). The Department made significant interventions to find financial resources in favour of central and local entities, through the securitisation of real estate properties owned by the State and by the City of Rome, and through the structuring and issue of bonds for numerous local entities. With regard to activities supporting universities and public research, interventions were made to fund numerous universities and research centres. Finally, the Department participated in various urban projects and projects for the development of the territory, such as the funding of plants and works in Piemonte for the 20th Winter Olympic Games and the funding of the interventions aimed at expanding and modernising the ports of Piombino, Olbia, Golfo degli Aranci and Salerno.

During 2005 the final stages were concluded of the project for the creation of a bank capable of serving in an integrated way all public and private entities that participate in public spending. With the contribution of the State and Infrastructures Department, the new entity named ***Banca Intesa Infrastrutture e Sviluppo*** (Banca Intesa Infrastructures and Development) became operational with effects from 1st January 2006. It provides its own services in synergy with Banca Intesa's branches, avails itself of Banca Intesa's information technology and back office services and continues, at the same time, the commercial cooperation with other Group banks.

The State and Infrastructures Department and, as of 2006, Banca Intesa Infrastrutture e Sviluppo also include the tax collection companies which, in consideration of the peculiarities of their activities, did not adopt IAS/IFRS. However, for the preparation of the consolidated financial statements, their results were restated according to international accounting principles.

The statements of income of the companies in the sector, ***E.Tr.*** and ***Esa.Tri.***, demonstrated their capabilities in adapting their organisational and operational structures to the changes required by the tax collection reform, even in a context characterised by negative factors that undoubtedly slowed down the action of the concessionaires. Revenues related to mortgage procedures and generated by spontaneous tax collection activities registered considerable

increases. Further savings in operating costs were achieved both in personnel expenses and other costs. Net incomes for 2005, which were affected by the revision of the process for discounting credits in compliance with the new provisions regarding tax collection set forth by Law 248 of 2005, amounted to approximately 95 million euro for E.Tr. and 42 million euro for Esa.Tri.
On the basis of their respective separate financial statements, net incomes for the period equalled 125 million euro and 43 million euro.
On the legislative front, particularly important was the issue of the Law Decree 203 of 30th September 2005, converted with changes by Law 248 of 2nd December 2005, which suppressed, with effects as of 1st October 2006, the system of assigning to concessionaires the national tax collection service and transferred it to the State. To this end, an *ad hoc* company was established and was named Riscossione S.p.A, in which the Revenue Agency holds a 51% stake and the remaining 49% is held by INPS. Following the aforementioned provisions, Riscossione S.p.A. must propose to the concessionaire companies/Government commissioners, in due time before the deadline of 1st October, the purchase of a minimum 51% stake in the capital of each company, provided that each company under offer purchases, in turn, a stake in the share capital of Riscossione S.p.A., which must be determined using the ratio between the purchase prices of the companies sold. The new provisions also foresee that, before 31st December 2010, the public partners of Riscossione S.p.A. buy back the shares sold to private companies and purchase the shares which may still be held by private sector entities in the companies not entirely owned by Riscossione S.p.A.
As already mentioned, the Corporate Division is also responsible for the operations performed by ***Intesa Mediofactoring***. Considering the uncertainties in the application of IAS/IFRS regarding factoring operations, the company did not drawn up the separate financial statements as at 31st December 2005 on the basis of international standards, although, for the preparation of Group consolidated financial statements as at 31st December 2005, the company drew up the compulsory financial statement forms based on a prudent application of IAS/IFRS.
Although the subsidiary operates in a sector characterised by an unfavourable domestic situation, which led to a 3% reduction in the volume of loans acquired during the year, the statement of income for 2005 – drawn up in accordance to IAS/IFRS – recorded a net income of 45 million euro, with a 10% increase on the consistent figure of 2004. The reduction in intermediated volumes and in average loans negatively affected net interest income (-6.1%) but operating income increased due to both an over 4% rise in net fee and commission income attributable to a pricing improvement and extraordinary income. Also operating margin was positive (+9.6%) despite an increase in operating costs close to 10%. Lower net adjustments to loans (-20%), also due to important recoveries, led to the aforementioned increase in net income.
The company's statement of income, drawn up in accordance with national accounting principles, closed with a net income of 44 million euro.

Central structures

The Central Structures are responsible not only for governance and control, but also for treasury and strategic finance activities and the proprietary portfolio.
Within ***treasury activities***, in presence of a contained, even if slightly rising, requirement of short-term liquidity, the Bank strengthened the diversification of funding sources: in particular, the average quantity of US commercial papers was increased. The average collection with certificates of deposit in the London market remained stable, whereas the issues of European commercial paper were limited, in the wake of the desired start-up of the new European market "STEP" (Short Term European Paper), foreseen for 2006.
Market making activities on short-term derivatives – in which the Bank holds a primary presence in the domestic market and an important presence in the international market – continued. However, the very low volatility of short-term interest rates in the Euro Zone determined, compared to 2004, a significant reduction in volumes traded, in line with the contraction registered by the market. The gradual expansion of activities in the currencies of Eastern Europe and of other emerging markets also continued.
With regard to the ***proprietary portfolio***, during 2005, the gradual integration of management of corporate bonds in the trading portfolio with the credit derivatives area

continued. This greater integration, combined with a medium-low duration of the portfolio and with a strong diversification of industry and issuer risks, allowed to contain the negative effects of the downgrading of certain car manufacturers. Pursuing diversification and maintaining high credit standings, Asset-Backed Securities and Covered Bonds activities were strengthened. This also favoured the management of liquidity since the majority of those securities are eligible for refinancing at the main European central banks. In the Government bond sector, operations focused on the Countries in the Euro Zone with higher rating.
Equity portfolio management maintained a market-neutral approach in 2005. Dynamic stock picking and use of derivative instruments allowed, in certain cases, to benefit from the upward trend that characterised the markets in the period. In specific situations profit was taken from appropriate strategies in volatility. Merger and acquisition activities continued to rise, supported by low interest rates and the high liquidity of private equity funds. However, the high number of operators tended to limit profitability.
Activities related to the alternative investments portfolio were characterised by a uniform asset allocation by category and strategy for the whole of 2005, which generated satisfactory results. At the end of December the portfolio's overall gross performance was 10.6% higher than that registered by the market.
With regard to ***Asset & Liability Management*** (ALM) activities, the management of interest rate and liquidity risks is charged to the Finance and Treasury Department, while strategic ALM and monitoring of the aforementioned risks are under the responsibility of the Risk Management Department.
Interest rate risk is measured in terms of sensitivity of market value of positions against changes in the yield curve at various maturities. Exposure to interest rate risk is maintained at modest levels: even significant movements in the yield curve generate virtually negligible variations.
Structural liquidity risk is managed by monitoring cash flows at maturity. The analysis of medium- and long-term mismatchings drives the decisions on bond issues.
With regard to ***funding*** activities, the total amount of Banca Intesa's bond issues placed in the domestic market reached approximately 1,140 million euro, with a prevalence of structured securities (approximately 57% of the total). Breakdown by maturity highlighted a concentration on 4-year maturities (approximately 30% of the total), whereas the remaining 70% was evenly distributed among securities with 2, 3, 5 and 6-year maturity. The preponderant part of funding was however raised in international markets, with approximately 8.9 billion euro. In such context issues within the European Medium Term Notes programme – mostly related to public issues – continued and international bonds issued during 2005 touched 8.2 billion euro. This funding was supplemented by a total of 0.7 billion euro, obtained via subscriptions by German insurance companies and through the issue of certificates of deposit by the Hong Kong branch.
As concerns governance functions, ***organisational development*** activities continued to pursue projects under way and commenced numerous new projects. In particular, noteworthy was the conclusion of the IAS Project, aimed at preparing the Group to the adoption of international accounting principles, and the continuation of the Basel II Project, which has the objective of defining and implementing the internal rating system in accordance with provisions of the New Basel Accord. Other projects, new or under way, referred to the redefinition of governance mechanisms and organisational macro-models, process reengineering and direction and control of organisational variables.
In compliance with supervisory instructions issued in July 2004 regarding "business continuity in case of emergency", in 2005 Banca Intesa completed the analysis of all processes, with reference to the crisis scenarios set out by the Bank of Italy, defining the general strategy and the solutions for business continuity. The overall implementation plan for these solutions, agreed upon with top management, is under way and entails the formation of a new information technology centre dedicated to disaster recovery.
Lastly, in compliance with Legislative Decree 196 of 30th June 2003 - Code for the protection of personal data, the "Documento Programmatico sulla Sicurezza", related to minimum safety measures to adopt in treating data, has been updated.

GEOGRAPHIC AREAS

Gruppo Intesa has its key strength in the domestic market, with particular presence in the North-Western and North-Eastern areas. In fact, approximately 83% of operating margin and approximately 86% of income before tax from continuing operations was generated in Italy. Eastern-European markets – that constitute the most attractive foreign operating area – contributed for respectively 10% and approximately 8% of the total.

Likewise, also balance sheet aggregates were mainly generated by the Italian market. Loans granted by the domestic network represented 88% of the consolidated total, whereas loans granted by Eastern-European Countries represented 7%. Approximately 82% of customer deposits, including debt securities issued, was collected by the Italian operating network whilst approximately 7% was attributable to Eastern-European subsidiaries.

The Banca Intesa share

Stock price performance

In a weaker economic context than the European average, the Italian stock market closed the 2005 with a 13.8% rise, underperforming the European index by over 9% (+23% the DJ Euro Stoxx index).

The Italian banking sector instead benefited, on the one hand, from the restart of the consolidation process – which from the first quarter of the year showed a more international profile than in the previous years – and, on the other hand, from the increase in interest rates enacted by the European Central Bank that in December raised the Refi Rate from 2.00% to 2.25%. The Italian banking index closed the year with a 31% progress with respect to the end of 2004, thus outperforming both the European banking index (+26.5% the DJ Euro Stoxx Banks index) and the Comit index (+13.8%).

The quotation of the Banca Intesa ordinary share closed 2005 with a 27.1% rise, after remaining on levels higher than at the end of 2004 in the whole of 2005 and after showing a considerable acceleration in the last quarter of the year.

The Banca Intesa saving share registered a 33.2% progress, thus reducing its discount with respect to the ordinary share to 7% from 11% at the end of 2004. The market capitalisation of Banca Intesa at the end of 2005 reached almost 31 billion euro, with an approximately 29% rise with respect to 23.8 billion euro of the end of 2004.

BANCA INTESA'S ORDINARY SHARE QUOTATION AND BANKING SECTOR INDEX [(1)]



Official price (in euro)
5.00
4.75
4.50
4.25
4.00
3.75
3.50
3.25
3.00
Banking index
2,550
2,500
2,450
2,400
2,350
2,300
2,250
2,200
2,150
2,100
2,050
2,000
1,950
1,900
1,850
1,800
1,750
1,700
1,650
1,600
03/01/05
12/01/05
21/01/05
01/02/05
10/02/05
21/02/05
02/03/05
11/03/05
22/03/05
31/03/05
11/04/05
20/04/05
29/04/05
10/05/05
19/05/05
30/05/05
08/06/05
17/06/05
28/06/05
07/07/05
18/07/05
27/07/05
05/08/05
16/08/05
25/08/05
05/09/05
14/09/05
23/09/05
04/10/05
13/10/05
24/10/05
02/11/05
11/11/05
22/11/05
01/12/05
12/12/05
21/12/05
30/12/05
— Banca Intesa quotation — Banking index

[(1)] Comit Banking Index

Earnings per share

The measurement of earnings per share is regulated by a specific accounting principle, IAS 33, which testifies the importance attributed to this parameter – known as EPS – by international accounting practice. In the table below, the indicator is presented in the two formulations: "basic" and "diluted".

Basic EPS is calculated by dividing net income attributable to holders of ordinary shares (therefore net of the dividend attributed to saving shares and the Allowance for charitable, social and cultural contributions) by the weighted average number of ordinary shares outstanding.

Diluted EPS is calculated considering, at the denominator, the dilutive effect of the issue of ordinary shares deriving from the potential exercise of all stock options set out in the plan resolved upon in 2002 by Banca Intesa's Shareholders' Meeting.

	2005			2004		
	Attributable net income (*) (in millions of euro)	**Weighted average number of ordinary shares**	**Euro**	**Attributable net income (*)** (in millions of euro)	**Weighted average number of ordinary shares**	**Euro**
Basic EPS	2,799.6	5,955,380,517	0.470	1,725.3	5,915,707,226	0.292
Diluted EPS	2,799.6	5,963,635,153	0.469	1,725.3	5,943,778,535	0.290

(*) Net income calculated deducting dividend attributed to saving shares and net income attributed to Allowance for charitable contributions.

The tables below provide the reconciliation between net income for the period and net income attributable to holders of ordinary shares, used as numerator in the two ratios, as well as the quantification of the dilutive effect on the weighted average number of ordinary shares outstanding, deriving from the aforementioned potential exercise of stock options.

For a detailed description of the stock option plan please refer to the illustration which is provided in Part I of the Notes to the consolidated financial statements.

(in millions of euro)

	2005	2004
Net income	3,025.0	1,841.0
minus		
dividends attributed to saving shares	-215.4	-108.2
portion of net income attributed to Allowance for charitable contributions	-10.0	-7.5
Net income attributable to ordinary shares	**2,799.6**	**1,725.3**

A portion of "attributable" net income, namely 32 million euro, derives from income (loss) after tax from discontinued operations. The amount is immaterial for the calculation of both basic and diluted EPS as described above.

	31.12.2005	31.12.2004
Weighted average number of ordinary shares outstanding (for basic EPS)	**5,955,380,517**	**5,915,707,226**
plus		
Weighted dilutive effect due to the potential exercise of stock options	8,254,636	28,071,309
Weighted average number of ordinary shares after dilutive effect (for diluted EPS)	**5,963,635,153**	**5,943,778,535**

Price/book value

The index identifies the value attributed by the market to the share capital of a listed company and, therefore, indirectly to the entire value of its activities. Though it is affected by the exogenous factors which influence stock prices, the index, expressed as a multiple of total net shareholders' equity, measures the greater or lower confidence which financial analysts and the financial community have in the profitability prospects and the capital strength of the company.

For Gruppo Intesa the evolution of this indicator – calculated on average annual figures and at the end of 2005 – highlights the positive performance of the share during the year and, more generally, in the last few years which confirms the appreciation of the targets reached following the first 2003-2005 Business Plan.

(in millions of euro)

	31.12.2005	2005	2004	2003	2002	2001
Market capitalisation	30,730	26,258	20,414	17,140	16,856	22,776
Shareholders' equity (*)	16,705	15,337	15,328	14,521	14,061	13,209
Price / book value	**1.84**	**1.71**	**1.33**	**1.18**	**1.20**	**1.72**

(*) Average shareholders' equity for the previous years has not been restated to consider IAS/IFRS.

Pay-out ratio

The index expresses the ratio between net income and the portion paid out as dividends. The significant increase in pay-out proves the increasing attention paid to investor expectations, without in any way prejudicing the Group's capital strengthening which, on the contrary, shows an appreciable improvement in the relative ratios.

(in millions of euro)

	2005	2004	2003	2002	2001
Net income (*)	3,025	1,884	1,214	200	928
Dividends (**)	1,532	729	330	108	331
Pay-out ratio	**51%**	**39%**	**27%**	**54%**	**36%**

(*) Income of previuos years is not restated using IAS/IFRS.

(**) Dividends in 2003 and 2002 do not consider the countervalue of the free distribution of own shares which using book value of shares in the two financial statements (3.180 euro and 2.049 euro respectively per share) was overall equal to 1,013 million euro in 2003 and 326 million euro in 2002.

Dividend yield

This indicator measures percentage return on the share, calculated as the ratio between dividends for the year and market price in the reference year. This return, determined using the average annual stock price, highlights a significant growth rate, to 5.7% for ordinary shares and 6.5% for saving shares.

(in euro)

	2005	2004	2003	2002	2001
Ordinary share					
Dividend per share (*)	0.220	0.105	0.049	0.015	0.045
Average stock price	3.857	3.072	2.600	2.578	3.809
Dividend yield	5.70%	3.42%	1.88%	0.58%	1.18%
Saving share					
Dividend per share (*)	0.231	0.116	0.060	0.028	0.080
Average stock price	3.550	2.403	1.887	1.878	2.437
Dividend yield	6.51%	4.83%	3.18%	1.49%	3.28%

(*) Dividends in 2003 and 2002 do not consider the countervalue of the free distribution of own shares which using book value of shares in the two financial statements (3.180 euro and 2.049 euro respectively per share) was overall equal to 1,013 million euro in 2003 and 326 million euro in 2002.

Rating

The ratings assigned in 2005 to Banca Intesa's debt, set out in the following table, highlighted – compared to 2004 – an improvement as concerns Standard & Poor's and remained unchanged for Moody's and Fitch. Fitch revised the outlook from "stable" to "positive".

Rating agency	Short-term debt	Medium- and long-term debt
Standard & Poor's	A-1	A+
Moody's	P-1	A1
Fitch	F1	A+

Forecast for 2006

In 2005, also as a result of interest rates at their all-time lows, there was a significant acceleration in debt of households and companies, which have led to a substantial widening of the growth differential between bank loans and the economy as a whole. In 2006 this differential should gradually commence to contract, also for the foreseeable slowdown in the growth of loans, due to the rise in interest rates, the weakening in the cycle of constructions and the gradual renewed interest of households in financial investment.
Despite the deceleration, in 2006 demand for loans will continue to remain robust, still sustained by the structurally lower diffusion of mortgages and consumer credit in Italian households with respect to the European average, but also to the improvement in the trend of short-term loans, related to companies' current operations.
In parallel, the scenario of bank funding seems to be oriented to a progressive weakening of the development of shorter-term contracts. This is not only due to the rise in interest rates, but also to the improved confidence of households (at the end of 2005, at its maximum in the last three years according to Istituto di Studi e Analisi Economica), which will continue to favour longer-term financial instruments, with a consequent attraction for professional asset management.
In this context, the operating profitability of Italian banks is expected to record a further improvement with respect to 2005 that was already characterised by higher revenues, costs under control, lower adjustments and a marked rise in profits. More specifically, expectations for 2006 indicate a slight acceleration in the growth of net interest income and a more significant improvement in non-interest income (including from managed funds). The reduction in operating costs in relation to intermediated funds is expected to continue, despite the exhaustion of the processes to reduce staff in the main banking groups. As concerns adjustments and prudential provisions, the attitude of banks should remain attentive, but without any tightening with respect to 2005, even in consideration of the fact that the forecasted improvement in the economic situation will contribute to contain risks of deterioration of credit quality of households and companies.

As concerns prospects for Gruppo Intesa, the results reached in 2005 enable to confirm all the targets contained in the new Business Plan, which sets out an appreciable increase in revenues, continuous cost discipline and an effective governance of risks and, therefore, a further rise in profitability.
In particular, an improvement in operating margin is expected, due to the rise in net interest income, especially ascribable to the growth in volumes and, to a lower extent, to the widening of the spreads, the further expansion in commissions (driven by managed funds and bancassurance, but which should also involve insurance products connected to personal loans and mortgages, current accounts and credit and debit cards) and a practical stability of profits on trading and of other net operating income.
The results achieved in this first part of the year from the relaunch actions implemented for certain areas of activities are in this direction. Important interventions involved asset management and Mid-corporate and SMEs customer segments.
In fact, in the first two months of 2006 net collections for mutual funds inverted their trend to record a positive balance, especially following the 1.8 billion euro collected by Intesa Garanzia Attiva, the first guaranteed-capital mutual fund in Italy and the first product launched in the framework of the strategic agreement with Crédit Agricole.
In the same period, the growth rate of loans to mid-corporate customers inverted its trend and – following targeted actions on 3,000 priority clients in the segment – recorded a 4% increase with respect to the first two months of 2005, after the programmed 6% decrease registered on average for 2005.
Furthermore, the start of the programme aimed at strengthening the management of relations with the SMEs segment led in the period to more than double the growth rate of short-term loans with respect to that recorded on average by customers to which the programme has not yet been extended, from 1.8% to 4.4%.

Proposals to the Shareholders' Meeting

Distinguished Shareholders.

We submit to Your approval Banca Intesa's financial statements for the fiscal year 1st January-31st December 2005, which are made up of the balance sheet, the statement of income, the changes in shareholders' equity, the statement of cash flows and the notes to the financial statements, as well as the relative attachments and the report on operations.

In particular, also pursuant to Art. 7 of Legislative Decree 38 of 28th February 2005, we submit to Your approval the attribution of the effects consequent to the transition to IAS/IFRS determined at the opening of balance sheet captions as at 1st January 2005:
- 1,580,594,310.69 euro debited to Extraordinary reserve;
- 168,939,451.34 euro credited to Valuation reserve of financial assets available for sale;
- 6,181,672.82 euro debited to Valuation reserve of cash flow hedges.

Furthermore, we propose the assignment to Extraordinary reserve of the goodwill from the merger of Intesa Sistemi e Servizi amounting to 2,631,203.13 euro.

We submit to Your approval the distribution of a dividend of 0.231 euro to saving shares and of 0.22 euro to ordinary shares and to consequently distribute the net income equal to 1,564,161,989.20 euro, entirely available pursuant to Articles 5 and 6 of Legislative Decree 38 of 28th February 2005, as follows:

	(euro)
Net income for the period	1,564,161,989.20
Assignment of a dividend of 0.231 euro to 932,490,561 saving shares (determined pursuant to Art. 27 of the Articles of Association), for total disbursement of	215,405,319.59
Assignment of a dividend of 0.220 euro to 5,983,374,287 ordinary shares for total disbursement of	1,316,342,343.14
for total dividends of	1,531,747,662.73
Assignment to the Allowance for charitable, social and cultural contributions	10,000,000.00
Assignment to the Extraordinary reserve of the residual net income	22,414,326.47

We propose the distribution of the aforementioned dividend, in compliance with legal provisions, as of 27th April 2006.

If the financial statements and the proposal for the allocation of net income obtain Your approval, the Parent Company's shareholders' equity – inclusive of income components recorded in the year in Valuation reserves as provided for by IAS/IFRS – will be as indicated in the table below.

(in millions of euro)

Shareholders' equity	Annual report 2005	Change due to the allocation of net income 2005	Share capital and reserves as at the date of approval of the financial statements
Share capital			
- ordinary	*3,111*	-	*3,111*
- saving	*485*	-	*485*
Total share capital	**3,596**	**-**	**3,596**
Share premium reserve	5,510	-	5,510
Reserves	2,284	*22*	2,306
Valuation reserves	1,297	-	1,297
Total reserves	**9,091**	**22**	**9,113**
TOTAL	**12,687**	**22**	**12,709**

The Board of Directors

Milano, 28th March 2006

Report of the Board of Statutory Auditors to the Shareholders' Meeting

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

INDEPENDENT AUDITORS' REPORT
pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58
(Translation from the original Italian text)

To the Shareholders of
Banca Intesa S.p.A.

1. We have audited the consolidated financial statements of Banca Intesa S.p.A. and its subsidiaries (the "Intesa Group") as of and for the year ended December 31, 2005, comprising the balance sheet, the statements of income, changes in shareholders' equity and cash flows and the related explanatory notes. These consolidated financial statements are the responsibility of Banca Intesa S.p.A.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. These consolidated financial statements represent the first consolidated financial statements prepared by Banca Intesa S.p.A. in accordance with International Financial Reporting Standards as adopted by the European Union.

2. We conducted our audit in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

   For comparative purposes, the consolidated financial statements include the corresponding information for the prior year prepared in accordance with consistent accounting principles except for the effects of IAS 32 and IAS 39 which have been applied from January 1, 2005 in accordance with the exemption allowed by IFRS 1. In addition, the explanatory note "IAS/IFRS First Time Adoption" of the consolidated financial statements reports the effects of the transition to International Financial Reporting Standards as adopted by the European Union and includes the reconciliation statements required by IFRS 1, which were previously approved by management and published in the Quarterly Report as of and for three months ended March 31, 2005, and which have been audited by us. Reference should be made to our audit report dated June 8, 2005.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

Ernst & Young ■ Reconta Ernst & Young S.p.A.

3. In our opinion, the consolidated financial statements present clearly and give a true and fair view of the financial position, the result of operations, the changes in shareholders' equity and the cash flows of the Intesa Group as of December 31, 2005, and for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

4. As reported in the Report on operations, since Banca Intesa S.p.A. applied IAS 32 and IAS 39 starting from January 1, 2005, management decided to present the comparative consolidated financial information of the corresponding period in the previous year estimating the effects of the application of these principles on the consolidated results of the operations and on the consolidated financial condition, had these principles been applied starting from January 1, 2004. We have not examined such comparative consolidated financial information.

Milan, April 3, 2006

Reconta Ernst & Young S.p.A.
Signed by: Massimo Colli, Partner

Independent Auditors' Report on the Consolidated financial statements

BANCA INTESA S.p.A.

REPORT OF THE BOARD OF STATUTORY AUDITORS
TO THE SHAREHOLDERS' MEETING

Distinguished Shareholders,
during the fiscal year ended as at 31st December 2005 we carried out the supervising activity set forth by the law, pursuant to the recommended principles issued by the National Council of Dottori Commercialisti e Ragionieri (the Italian Accounting Profession), and in consideration of the recommendations issued by Consob (the Italian Securities Exchange Commission) via its Communications and in particular Communication 1025564 of 6th April 2001 and subsequent amendments.

Thus, the Board of Statutory Auditors:

- took part in the Shareholders' Meetings, as well as in all the Board of Directors' Meetings and Executive Committee Meetings held in the year and received from Directors periodic information regarding activity and the most significant transactions carried out by Banca Intesa or by its Subsidiaries;
- supervised activities of the Bank. Supervision was exercised via the participation in Board of Directors and Executive Committee Meetings, and also via i) periodic meetings with the Managing Director, ii) information gathering from the Heads of the main company functions, and iii) exchange of data and information with the Independent Auditors Reconta Ernst & Young S.p.A.;
- supervised over the functioning of the internal auditing and bookkeeping and accounting systems for the purpose of evaluating their adequacy vis-à-vis management requirements, as well as the reliability of the bookkeeping and accounting system for the representation of operating activities;
- verified the application of regulations regarding the preparation of the Parent Company's financial statements and the Group's consolidated financial statements and the Reports on operations, via direct controls and through specific information obtained from the Independent Auditors.

Furthermore, in compliance with the aforementioned Consob Communication and subsequent amendments, we provide you with the following information:

1. The most significant transactions in financial, statement of income and balance sheet terms carried out by Banca Intesa or by its Subsidiaries, have occurred according to the law and the Articles of Association. Based on the information we have gathered, we have verified that such transactions are not manifestly imprudent, hazardous or in any case such as to compromise the integrity of the company's shareholders' equity.
2. We did not find any uncharacteristic and/or unusual transactions, carried out with third parties, related parties or intergroup which might lead to doubts regarding i) the fairness/completeness of financial statements, ii) conflicts of interest, iii) safekeeping of company value, and iv) safeguard of minority shareholders.
   In their Reports on operations in the Parent Company's financial statements and in the Consolidated financial statements, as well as in the Notes to the Parent Company's financial statements and the Notes to the consolidated financial statements, which accompany the financial statements, Directors indicate and illustrate the most significant transactions with third parties, related parties or intergroup by describing their characteristics. Furthermore, we ascertained the existence of operating procedures, in force within the Group, capable of guaranteeing both that commercial transactions with the aforementioned parties are concluded at standard market conditions and that the Board of Directors is exhaustively informed of such operations.
3. We deem that the information on the transactions described in point 2 above, provided by the Directors in their Reports on operations, is adequate.
4. The Reports of the Independent Auditors Reconta Ernst & Young S.p.A., issued on 3rd April 2006, on the Parent Company's financial statements and on the Consolidated financial statements as at 31st December 2005, do not contain any exceptions.
5. In 2005 the Board of Statutory Auditors did not receive any suit pursuant to Art. 2408 of the Italian Civil Code.
6. In 2005 the Board of Statutory Auditors received eleven accounts of facts concerning asserted anomalies and/or irregularities. The investigations on this matter carried out by the Board of Statutory Auditors, also through the Offices involved in each of such cases, to date did not find any omissions or material irregularities.

7. In 2005 Banca Intesa S.p.A. and companies of Gruppo Intesa gave other mandates to Reconta Ernst & Young S.p.A., in addition to the statutory financial statement audit (pursuant to Articles 155 and 165 of Legislative Decree 58/1998) and the limited review of the Half-year report. The fees for these engagements are set out in the table below, excluding reimbursed expenses and VAT (in euro):

Type of engagement	TOTAL COMPENSATION	
	Banca Intesa	Other Group companies
Review on IAS/IFRS first-time adoption	515,000	1,033,300
Engagements assigned to the Independent Auditors by Law or by Institutional Bodies	81,000	72,200
Issue of comfort letters	460,000	45,000
Other auditing activities:		
- special verifications on subsidiaries	-	580,000
- periodic verifications on the portfolio of securitisations	-	138,800
- support for the preparation of tax documentation	-	106,562
- assistance for share capital increases	-	51,540
- other minor	-	32,936
	1,056,000	2,060,338

8. Furthermore, the following mandates were given to entities which have continuous relations with the company in charge of the auditing (in euro):

Type of engagement	TOTAL COMPENSATION	
	Banca Intesa	Other Group companies
- Review on IAS/IFRS first-time adoption	81,686	-
- Assistance for various local regulatory requirements	54,828	-
	136,514	=

9. In 2005, the Board of Statutory Auditors expressed its consent, as provided for by Art.136 of Legislative Decree 385/1993 (Combined Banking Regulations), on 19 transactions stipulated, directly or indirectly, by Bank representatives with the Bank.
10. In 2005 the Board of Directors met 10 times, the Executive Committee met 12 times. The Board of Statutory Auditors met 30 times; furthermore, the Board of Statutory Auditors assisted to the Shareholders' Meetings, all Board of Directors' Meetings and all Executive Committee Meetings.
11. We have no observations to make with regard to the respect of fair management principles, which seem to be constantly observed.
12. In the year Banca Intesa concluded the main initiatives for the definition of the organisational structure which accompanied the completion of the Business Plan approved in 2002. This structure seems adequate to pursue the objectives indicated in the new 2005-2007 Business Plan.
    In 2005, the structure and function of the Corporate Division were more clearly defined: a new Head was appointed and, within the Division, i) the Financial Institutions Department was redefined, ii) structures and information technology systems supporting services offered by Banca Caboto and Intesa Private Banking were strengthened, and iii) the Finance Operations Department was formed. In the second half, this last Department hosted an important organisational project aimed at centralising middle and back office functions for Banca Caboto and Banca Intesa's Finance and Treasury Department and, consequently, strengthening management and monitoring procedures of a significant portion of operations delegated to these entities.
    In the Retail Division a Department was formed in charge of monitoring customer satisfaction and favouring its improvement.
    Furthermore, the initiatives aimed at fine-tuning the organisational structure of Head Office Departments reporting to the Chief Executive Officer continued: new delegation, reporting and coordination mechanisms were adopted capable of favouring a more effective participation to the Bank's and the Group's Governance.
    The following modification interventions were concluded: i) at the Security Department, aimed at more effectively safeguarding the bank's assets, ii) at the Human Resources and Organisation Department,

aimed at supporting the Group's growth, and iii) at the ICT Systems Department, aimed at coordinating management and development of information and communication technology.
In the Board of Statutory Auditors' opinion the aforementioned organisational initiatives, concluded and currently under way, significantly contribute to strengthen the Bank's and the Group's organisational structure.
The pursuit of the organisational balance requires – in addition to the adoption of all possible measures to improve efficiency and the continuous adaptation to the Bank's operations – the consolidation of a body of rules and its constant diffusion to favour a more orderly flow of relations between the various entities.

13. In 2005, as described in Part E of the Notes to the consolidated financial statements, initiatives intended to increase the monitoring of risks connected to ordinary operations and simultaneously spreading in the Bank and the Group the best practices as concerns internal control principles continued.
Noteworthy from an organisational standpoint was the formation and the start of activities of the Internal Control Committee, which, in addition to institutional oversight over the adequacy of internal control, took on the responsibility – in the Parent Company – of oversight over "Organisational, management and control model" set forth by Legislative Decree 231/2001. Important progress was registered in activities conducted by the Risk Management Department that referred to the study and the effective application of systems to control credit, market, operational and liquidity risks.
Also the Internal Auditing Department carried out agreed-upon control programmes, directly over the Bank and, with guidance functions, also over the Group, promptly informing the Board of Statutory Auditors and Directors of the results of its verifications, the proposals for the elimination of any problem issues and the progress of interventions. The Board of Statutory Auditors deems that the internal auditing system is adequate for the dimensions and characteristics of the Bank and the Group. In particular, the Board of Statutory Auditors confirms that the numerous checks operating for the control and limitation of the intrinsic risks of the Bank's operations are capable of effectively alerting Top management, at the various competence levels, and permitted timely reactions with respect to the critical situations identified with both sanctions and interventions aimed at removing the reasons for such malfunctions.
14. During the year activities conducted by the ICT Systems Department aimed at improving efficiency of the Bank and the Group continued also with reference to treatment of bookkeeping and accounting data. As of 1st January 2005 the Bank adopted IAS / IFRS and solved the operating difficulties connected to first-time adoption. The timely study of the issues to be addressed and the preparation of administrative procedures and information technology tools permitted to prepare compulsory documentation without any observations from the Independent Auditors.
The Board of Statutory Auditors, also in consideration of all described in paragraph 12 above, deems that the bookkeeping and accounting system, which is part of the complex information technology system mentioned above, is capable of ensuring a fair representation of operations.
15. We have no observations to formulate on the adequacy of information flows from the Subsidiaries to the Parent Company aimed at ensuring the timely compliance to communication requirements provided for by the law.
16. During the periodic exchange of information between the Board of Statutory Auditors and the Independent Auditors, pursuant to Art. 150, par. 2 of Legislative Decree 58/1998, no relevant aspects to be brought to the attention of the Shareholders' Meeting emerged.
17. As concerns the rules regarding the "governance" of the Bank and its Group, please refer to the specific section in the Consolidated financial statements where Banca Intesa's adoption of the "Corporate Governance Code" is also confirmed.
18. In conclusion, we point out that from our supervising activity no significant omissions, reprehensible facts or irregularities emerged, which must be mentioned to Shareholders.
19. Lastly, we express our positive opinion, as concerns the matters of our competence, on the approval of the 2005 financial statements and the Report on operations as presented by the Board of Directors and we have no objections to make as concerns the proposed resolutions presented by the Board of Directors on the allocation of net income and the size of the dividend to be distributed.

Milano, 4th April 2006

The Board of Statutory Auditors

Gruppo Intesa
Consolidated financial statements

Consolidated balance sheet

(in millions of euro)

Assets		31.12.2005	31.12.2004 except IAS 39 (§)	Changes amount	Changes %
10.	Cash and cash equivalents	1,797	1,785	12	0.7
20.	Financial assets held for trading	51,067	58,207	-7,140	-12.3
30.	Financial assets designated at fair value through profit and loss	-	-	-	
40.	Financial assets available for sale	4,379	-	4,379	
50.	Investments held to maturity	2,810	5,219	-2,409	-46.2
60.	Due from banks	27,111	28,856	-1,745	-6.0
70.	Loans to customers	169,478	159,765	9,713	6.1
80.	Hedging derivatives	1,278	-	1,278	
90.	Fair value change of assets in hedged portfolios (+/-)	-	-	-	
100.	Investments in associates and companies subject to joint control	2,091	5,054	-2,963	-58.6
110.	Technical insurance reserves reassured with third parties	-	-	-	
120.	Property and equipment	2,924	2,982	-58	-1.9
130.	Intangible assets	1,356	913	443	48.5
	of which				
	- goodwill	*869*	*401*	*468*	
140.	Tax assets	3,096	4,447	-1,351	-30.4
	a) current	*1,670*	*2,962*	*-1,292*	*-43.6*
	b) deferred	*1,426*	*1,485*	*-59*	*-4.0*
150.	Non-current assets held for sale and discontinued operations	2,869	7	2,862	
160.	Other assets	3,279	8,900	-5,621	-63.2
Total Assets		**273,535**	**276,135**	**-2,600**	**-0.9**

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Consolidated balance sheet

(in millions of euro)

Liabilities and Shareholders' Equity	31.12.2005	31.12.2004 except IAS 39 [(5)]	Changes amount	Changes %
10. Due to banks	31,771	34,348	-2,577	-7.5
20. Due to customers	115,270	109,610	5,660	5.2
30. Securities issued	72,320	73,365	-1,045	-1.4
40. Financial liabilities held for trading	21,249	23,952	-2,703	-11.3
50. Financial liabilities designated at fair value through profit and loss	-	-	-	
60. Hedging derivatives	1,410	-	1,410	
70. Fair value change of liabilities in hedged portfolios (+/-)	-	-	-	
80. Tax liabilities	1,091	1,964	-873	-44.5
a) current	*643*	*1,554*	*-911*	*-58.6*
b) deferred	*448*	*410*	*38*	*9.3*
90. Liabilities associated with non-current assets held for sale and discontinued operations	2,963	-	2,963	
100. Other liabilities	7,121	13,834	-6,713	-48.5
110. Employee termination indemnities	1,102	1,089	13	1.2
120. Allowances for risks and charges	1,732	1,547	185	12.0
a) post employment benefits	*320*	*304*	*16*	*5.3*
b) other allowances	*1,412*	*1,243*	*169*	*13.6*
130. Technical reserves	-	-	-	
140. Valuation reserves	829	459	370	80.6
150. Reimbursable shares	-	-	-	
160. Equity instruments	-	-	-	
170. Reserves	3,745	4,363	-618	-14.2
180. Share premium reserve	5,510	5,406	104	1.9
190. Share capital	3,596	3,561	35	1.0
200. Treasury shares (-)	-	-10	-10	
210. Minority interests (+/-)	801	791	10	1.3
220. Net income (loss)	3,025	1,856	1,169	63.0
Total Liabilities and Shareholders' Equity	**273,535**	**276,135**	**-2,600**	**-0.9**

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Consolidated statement of income

(in millions of euro)

	2005	2004 except IAS 39 [5]	Changes amount	Changes %
10. Interest and similar income	9,787	9,509	278	2.9
20. Interest and similar expense	-4,675	-4,584	91	2.0
30. Interest margin	**5,112**	**4,925**	**187**	**3.8**
40. Fee and commission income	4,473	4,029	444	11.0
50. Fee and commission expense	-569	-586	-17	-2.9
60. Net fee and commission income	**3,904**	**3,443**	**461**	**13.4**
70. Dividend and similar income	701	502	199	39.6
80. Profits (Losses) on trading	13	387	-374	-96.6
90. Fair value adjustments in hedge accounting	32	-	32	
100. Profits (Losses) on disposal or repurchase of	-	1	-1	
a) loans	*-23*	*1*	*-24*	
b) financial assets available for sale	*23*	-	*23*	
c) investments held to maturity	*1*	-	*1*	
d) financial liabilities	*-1*	-	*1*	
110. Profits (Losses) on financial assets and liabilities designated at fair value	-	-	-	
120. Net interest and other banking income	**9,762**	**9,258**	**504**	**5.4**
130. Net losses / recoveries on impairment	-526	-1,033	-507	-49.1
a) loans	*-545*	*-959*	*-414*	*-43.2*
b) financial assets available for sale	*-22*	-	*22*	
c) investments held to maturity	*4*	*-36*	*40*	
d) other financial activities	*37*	*-38*	*75*	
140. Net income from banking activities	**9,236**	**8,225**	**1,011**	**12.3**
150. Net insurance premiums	-	-	-	
160. Other net insurance income (expense)	-	-	-	
170. Net income from banking and insurance activities	**9,236**	**8,225**	**1,011**	**12.3**
180. Administrative expenses	-5,409	-5,371	38	0.7
a) personnel expenses	*-3,255*	*-3,233*	*22*	*0.7*
b) other administrative expenses	*-2,154*	*-2,138*	*16*	*0.7*
190. Net provisions for risks and charges	-426	-268	158	59.0
200. Net adjustments to / recoveries on property and equipment	-272	-297	-25	-8.4
210. Net adjustments to / recoveries on intangible assets	-251	-268	-17	-6.3
220. Other operating expenses (income)	327	348	-21	-6.0
230. Operating expenses	**-6,031**	**-5,856**	**175**	**3.0**
240. Profits (Losses) on investments in associates and companies subject to joint control	226	154	72	46.8
250. Valuation differences on property, equipment and intangible assets measured at fair value	-	-	-	
260. Goodwill impairment	-6	-	6	
270. Profits (Losses) on disposal of investments	757	222	535	
280. Income (Loss) before tax from continuing operations	**4,182**	**2,745**	**1,437**	**52.3**
290. Taxes on income from continuing operations	-1,082	-805	277	34.4
300. Income (Loss) after tax from continuing operations	**3,100**	**1,940**	**1,160**	**59.8**
310. Income (Loss) after tax from discontinued operations	32	-	32	
320. Net income (loss)	**3,132**	**1,940**	**1,192**	**61.4**
330. Minority interests	-107	-84	23	27.4
Parent Company's net income (loss)	**3,025**	**1,856**	**1,169**	**63.0**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Changes in consolidated shareholders' equity as at 31st December 2005

(in millions of euro)

	31.12.2005												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2004													
- Group	3,076	485	5,406	4,278	85	-	-	357	102	-	-10	1,856	15,635
- minority interests	339	3	123	242	-	-	-	-	-	-	-	84	791
CHANGES IN INITIAL BALANCES [a]	-	-	-	-1,765	-	120	-34	-	-	-	-	-	-1,679
AMOUNTS AS AT 1.1.2005													
- Group	3,076	485	5,406	2,527	85	117	-32	357	102	-	-10	1,856	13,969
- minority interests	339	3	123	228	-	3	-2	-	-	-	-	84	778
ALLOCATION OF NET INCOME OF THE PREVIUOS YEAR													
Reserves													
- Group				1,117								-1,117	-
- minority interests				32								-32	-
Dividends and other allocations [b]												-791	-791
CHANGES IN THE PERIOD													
Changes in reserves													
- Group				8		272	-7	-12	32				293
- minority interests	25		1	-82		4		11	6				-85
Operations on shareholders' equity													
Issue of new shares													
- Group	35		104										139
- minority interests	3												3
Purchase of treasury shares													
- Group											10		10
- minority interests													
Extraordinary dividends													
Changes in equity instruments													
Derivatives on treasury shares													
Stock options				8									8
2005 net income (loss)													
- Group												3,025	3,025
- minority interests												107	107
SHAREHOLDERS' EQUITY AS AT 31.12.2005													
- Group	3,111	485	5,510	3,660	85	389	-39	345	134	-	-	3,025	16,705
- minority interests	367	3	124	178	-	7	-2	11	6	-	-	107	801

[a] The change in initial balances of shareholders' equity upon first time adoption of IAS/IFRS differ from the figures disclosed in the specific chapter on IAS/IFRS first adoption since the latter refers only to the shareholders' equity pertaining to the Group.

[c] The caption includes dividends and the amount attributable to the Allowances for charitable contributions, as well as the dividends of controlled companies attributable to minority interests.

Changes in consolidated shareholders' equity as at 31st December 2004

(in millions of euro)

	31.12.2004												
	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2003													
- Group	3,076	485	5,404	3,457	85	-	-	356	-1	-	1,017	1,214	15,093
- minority interests	339	3	122	159	-	-	-	-	-	-	-	83	706
CHANGES IN INITIAL BALANCES [a]	7	-	-	2	-	-	-	-	65	-	-1,017	-4	-947
AMOUNTS AS AT 1.1.2004													
- Group	3,076	485	5,404	3,422	85	-	-	356	64	-	-	1,214	14,106
- minority interests	346	3	122	196	-	-	-	-	-	-	-	79	746
ALLOCATION OF NET INCOME OF THE PREVIUOS YEAR													
Reserves													
- Group				877								-877	-
- minority interests				7								-7	-
Dividends and other allocations [b]												-409	-409
CHANGES IN THE PERIOD													
Changes in reserves													
- Group			2	-29				1	38			-	12
- minority interests	-7		1	39									33
Operations on shareholders' equity													
Issue of new shares													
- Group													
- minority interests													
Purchase of treasury shares											-10		-10
- Group													
- minority interests													
Extraordinary dividends													
Changes in equity instruments													
Derivatives on treasury shares													
Stock options				8									8
2004 net income (loss)													
- Group												1,856	1,856
- minority interests												84	84
SHAREHOLDERS' EQUITY AS AT 31.12.2004													
- Group	3,076	485	5,406	4,278	85	-	-	357	102	-	-10	1,856	15,635
- minority interests	339	3	123	242	-	-	-	-	-	-	-	84	791

[a] The change in initial balances of shareholders' equity upon first time adoption of IAS/IFRS differ from the figures disclosed in the specific chapter on IAS/IFRS first adoption since the latter refers only to the shareholders' equity pertaining to the Group.

[b] The caption includes dividends and the amount attributable to the Allowances for charitable contributions, as well as the dividends of controlled companies attributable to minority interests.

Consolidated statement of cash flows

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
A. OPERATING ACTIVITIES		
1. Cash flow from operations	**5,032**	**4,804**
- net income (+/-)	3,132	1,940
- gains/losses on financial assets held for trading and on assets/liabilities designated at fair value through profit and loss (-/+)	-70	-
- gains/losses on hedging activities (-/+)	-32	-
- net losses/recoveries on impairment (+/-)	880	1,420
- adjustments to/net recoveries on property, equipment and intangible assets (+/-)	523	565
- net provisions for risks and charges and other costs/revenues (+/-)	584	489
- net insurance premiums to be collected (-)	-	-
- other insurance revenues/charges to be collected (-/+)	-	-
- taxes and duties to be settled (+)	1,155	840
- net adjustments/recoveries on disposal groups net of tax effect (-/+)	-	-
- other adjustments (+/-)	-1,140	-450
2. Cash flow from / used in financial assets	**-1,694**	**-18,397**
- financial assets held for trading	6,684	-15,356
- financial assets designated at fair value through profit and loss	-	-
- financial assets available for sale	443	-
- due from banks: repayable on demand	375	198
- due from banks: other	1,234	-458
- loans to customers	-10,713	-4,955
- other assets	283	2,174
3. Cash flow from / used in financial liabilities	**-3,871**	**14,163**
- due to banks: repayable on demand	85	-1,082
- due to banks: other	-2,552	3,710
- due to customers	5,535	4,491
- securities issued	1,421	6,103
- financial liabilities held for trading	-8,775	3,839
- financial liabilities designated at fair value through profit and loss	-	-
- other liabilities	415	-2,898
Net cash flow from (used in) operating activities	**-533**	**570**
B. INVESTING ACTIVITIES		
1. Cash flow from	**2,813**	**763**
- sales of investments in associates and companies subject to joint control	96	54
- dividends collected on investments in associates and companies subject to joint control	35	18
- sales of investments held to maturity	-	333
- sales of property and equipment	129	356
- sales of intangible assets	29	2
- sales of subsidiaries and business branches	2,524	-
2. Cash flow used in	**-1,667**	**-645**
- purchases of investments in associates and companies subject to joint control	-129	-62
- purchases of investments held to maturity	-351	-
- purchases of property and equipment	-391	-273
- purchases of intangible assets	-249	-253
- purchases of subsidiaries and business branches	-547	-57
Net cash flow from (used in) investing activities	**1,146**	**118**
C. FINANCING ACTIVITIES		
- issues/purchases of treasury shares	10	-10
- share capital increases	142	-
- dividend distribution and other	-791	-409
Net cash flow from (used in) financing activities	**-639**	**-419**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**-26**	**269**
RECONCILIATION		
Cash and cash equivalents at beginning of period	1,785	1,478
Net increase (decrease) in cash and cash equivalents	-26	269
Cash and cash equivalents: foreign exchange effect	38	38
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**1,797**	**1,785**

LEGENDA: (+) from (–) used in

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities and iii) the change in the consolidation area.

Notes to the consolidated financial statements

Part A – Accounting policies

A.1 – GENERAL CRITERIA

SECTION 1 – DECLARATION OF COMPLIANCE WITH INTERNATIONAL ACCOUNTING STANDARDS

As set forth by Legislative Decree 38 of 28th February 2005, Gruppo Intesa's Consolidated financial statements have been prepared in compliance with the accounting principles issued by the International Accounting Standards Board (IASB) and the relative interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Commission provided for by Community Regulation 1606 of 19th July 2002.

The Consolidated financial statements as at 31st December 2005 have been prepared based on the "Instructions for the preparation of the separate and consolidated financial statements of banks and financial companies which are parent companies of banking groups" issued by the Bank of Italy, in the exercise of powers set forth by Art. 9 of Legislative Decree 38/2005, with Regulation of 22nd December 2005 which issued Circular 262/05. These Instructions set out compulsory financial statement forms and their means of preparation, as well as the contents of the notes to the financial statements. With the same Circular the Bank of Italy set forth certain transitory provisions to be applied to the financial statements as at 31st December 2005.

IAS/IFRS adopted for the first time in the 2005 interim statements and in this Annual report contain substantial differences with respect to the principles applied until the 2004 Annual report. The illustration of the impact of first-time adoption of international accounting standards required by IFRS 1 (First-time adoption of International Accounting Standards) is contained in a specific chapter before the Report on operations.

In the preparation of the Consolidated financial statements, the principles in force as at 31st December 2005 have been used (including the interpretation documents called SIC and IFRIC), as endorsed by the European Commission and listed in detail in a specific table included in the attachments to this Annual report. As regards the accounting principle on financial instruments (IAS 39), endorsed texts diverge from the principle prepared by the IASB since certain issues which are still under discussion (fair value macrohedging of portfolios of assets and liabilities and hedging of on demand deposits) have not been endorsed. However, since Gruppo Intesa did not adopt the hedging techniques still under discussion, principles applied by the Group are fully-compliant with those prepared by the IASB.

SECTION 2 – GENERAL PREPARATION PRINCIPLES

The Consolidated financial statements are made up of the Balance sheet, the Statement of income, the Changes in shareholders' equity, the Statement of cash flows and the Notes to the financial statements; the Board of Directors' Report on operations, on the economic results achieved and on Gruppo Intesa's balance sheet and financial position has also been included.

In compliance with provisions of Art. 5 of Legislative Decree 38/2005, the Consolidated financial statements have been drawn up in euro as functional currency.

The amounts indicated in the Consolidated financial statements and in the Notes to the consolidated financial statements as well as those in the Report on operations are expressed in millions of euro, unless otherwise specified.

The Consolidated financial statements are prepared with the application of the general principles set out by IAS 1 and the specific accounting principles endorsed by the European Commission and illustrated in Part A 2 of the present Notes to the consolidated financial statements, as well as in compliance with the general assumptions set forth by the Framework for the Preparation and Presentation of Financial Statements issued by IASB.

No exceptions to the application of IAS/IFRS have been made.

The Consolidated financial statements and the Notes to the consolidated financial statements present, in addition to figures for the reference period, the comparative figures as at 31st December 2004. Based on provisions contained in IFRS 1 the restatement of the figures related to the previous period has not been carried out with respect to financial instruments (IAS 39 and IAS 32), which therefore reflect the means of registration and measurement set out by the former Italian accounting principles. In the determination of figures as at 31st December 2004 relative to loans, deposits, securities, derivatives, unconsolidated investments and hedging transactions, the accounting principles used until 2004 and described in the Annual report 2004 have been applied. The divergences of such principles with respect to IAS/IFRS are illustrated in detail in the specific chapter before the Report of operations.
With regard to presentation of comparative figures for 2004 in Consolidated financial statements and in the Notes to the consolidated financial statements, in consideration of the substantial divergence of the new compulsory forms with respect to those published according to the previous national accounting principles, it was decided to reclassify the figures of the 2004 Annual report (restated with the adoption of IAS/IFRS with the exception of IAS 39) in the new captions set out by Circular 262/2005 of the Bank of Italy. In the reclassification of financial instruments, since the new captions set out a distinction in terms of function instead of nature, in the balance sheet as at 31st December 2004 the following assumptions are made:

- all securities which are not part of the investment portfolio pursuant to Legislative Decree 87/92 are reclassified in the caption "Financial assets held for trading"; securities formerly included in the investment portfolio are reclassified in the caption "Investments held to maturity";
- trading derivatives (hedging derivatives were not measured) are reclassified from captions "Other assets" or "Other liabilities" to captions "Financial assets held for trading" or "Financial liabilities held for trading";
- subordinated liabilities are reclassified in the caption "Securities issued";
- due to and from customers and banks have maintained their classification in the corresponding new financial statement captions;
- the new captions "Financial assets available for sale" and "Hedging derivatives" are not activated since their activation occurred as of 1st January 2005 following first-time adoption of IAS 39.

All the mentioned aspects make figures for 2005 only partly comparable with those of the previous year.
The Report on operations and the Notes to the consolidated financial statements contain all information required by international accounting standards, by current regulations, by the Bank of Italy and by Consob (Italian Securities Exchange Commission), in addition to other information which is not compulsory but is nonetheless deemed to be necessary in order to give a true and fair representation of the Group's situation.

Contents of consolidated financial statement forms

Consolidated balance sheet and Consolidated statement of income

The compulsory forms of the balance sheet and statement of income are made up of captions, subcaptions and further informative details (specified as the "of which" items in the captions and subcaptions). For the purposes of completeness with respect to the compulsory forms defined by the Bank of Italy, captions which do not present amounts for 2005 and for 2004 are in any case included. In the statement of income revenues are indicated without sign, whereas costs are preceded by the minus sign.

Changes in consolidated shareholders' equity

Changes in consolidated shareholders' equity are presented by inverting the lines and the columns with respect to the same form provided for by Circular 262/2005 of the Bank of Italy. The form presents shareholders' equity accounts and changes which occurred in the reference year and in the previous year, broken down in share capital (ordinary and saving shares), reserves, reserves from retained earnings, valuation reserves and net income. Treasury shares are deducted from shareholders' equity. No other equity instruments other than ordinary and saving shares have been issued. Share capital, reserves and net income are divided in the portion pertaining to the Group and minority interests.

__Consolidated statement of cash flows__
The statement of cash flows registered in the reference year and in the previous year is prepared using the indirect method, on the basis of which cash flows from operating activities are represented by net income adjusted for the effects of non-cash transactions.
Cash flows are broken down in flows from operating activities, from investing activities and from financing activities.
In the form, cash flows generated in the year are indicated without sign, whereas cash flows absorbed are preceded by the minus sign.

Contents of Notes to the consolidated financial statements
The Notes to the consolidated financial statements include the information provided for by Circular 262/2005 of the Bank of Italy and the further disclosures required by international accounting standards. The preparation of the detailed tables regarding the financial statement captions also considered Transitory provisions for financial statements as at 31st December 2005 issued by the Bank of Italy together with the aforementioned Circular. Based on such provisions, details regarding the captions have not been broken down in "Banking group", "Insurance companies" and "Other companies".
For the purposes of completeness with respect to the compulsory forms defined by the Bank of Italy the titles of the sections which detail captions that do not present amounts for 2005 and for 2004 are in any case included.
Section E - Information on risks and relative hedging policies, in consideration of non-binding disclosure set out by the aforementioned Transitory provisions, does not present i) the same degree of detail that will be required when Circular 262/2005 comes into full effects, and ii) the comparison with the corresponding figures for 2004.

SECTION 3 – CONSOLIDATION AREA AND CONSOLIDATION METHODS

Consolidation area
The consolidated financial statements include Banca Intesa and the companies which it directly and indirectly controls and consider in the consolidation area – as specifically set out by the new IAS/IFRS principles – also the companies operating in dissimilar sectors from the Parent Company as well as private equity investments. Similarly, special purpose entities (SPE/SPV) are included when the requisite of effective control recurs, even if there is no direct or indirect stake in the company.
Companies are considered subsidiaries when the Parent Company, directly or indirectly, holds more than half of the voting rights or when it has a lower portion of voting rights but has the power to appoint the majority of directors of the company or determine its financial or operating policies. In the measurement of voting rights also "potential" rights are considered if they are currently exercisable or convertible in effective voting rights at any time.
Companies are considered to be subject to joint control if their voting rights and the control of their economic activities are equally shared by Banca Intesa, directly or indirectly, and another entity. Furthermore a company is qualified as subject to joint control if, even though voting rights are not equally shared, control on its economic activities and its strategies is shared on the basis of contractual agreements.
Companies are considered associates, that is subject to significant influence, when the Parent Company, directly or indirectly, holds at least 20% of voting rights (including "potential" voting rights as described above) or when the Parent Company – despite a lower percentage of voting rights due to specific legal agreements such as the participation of voting syndicates - has the power of participating in the determination of the financial and operating policies of the company. The equity investment in the Bank of Italy, in which Gruppo Intesa holds a 26.8% stake, is an exception since, considering its peculiarity, it is maintained at cost and is therefore not carried at equity.
Certain companies in which the Parent Company holds an equity stake exceeding 20% of voting share capital, and in any case of limited absolute amount, are excluded from the consolidation area and are classified in Financial assets available for sale since Banca Intesa, directly or indirectly, exclusively holds rights on a portion of the rewards of the investment, does not have access to management policies and may exercise limited governance rights to safeguard its economic interests.

Companies for which the shares have been received as pledges with voting rights are not consolidated, in consideration of the substance underlying the pledge, which has the purpose of guaranteeing loans and not of exercising control and direction over financial and economic policies in order to benefit from the economic return on the shares.
Furthermore, certain investments in subsidiaries, associates and companies subject to joint control are excluded from the consolidation area in consideration of their immateriality.
In the 2005 Consolidated financial statements certain companies acquired in 2005 are included in the consolidation area for the first time. In particular, Banca Intesa Beograd (former Delta Banka), Cassa di Risparmio di Fano and Intesa KMB Bank have been consolidated starting from the beginning of the fourth quarter; Consumer Finance Holding, the company recently acquired by VUB and which controls certain consumer lending companies, has been consolidated starting from 1st June 2005.
Nextra Investment Management, Nextra Alternative Management and Epsilon are excluded from the full consolidation area, in relation to the definition at the end of last year of the strategic agreement with Crédit Agricole for asset management activities. However, since the sale occurred at the end of the year, the 2005 consolidated statement of income contains the results achieved by the subsidiaries sold. For the purposes of completeness the following transactions must be mentioned: disposal of Intesa Fiduciaria SIM, whose captions were not material, as well as certain mergers or liquidations within the Group, operations that for their very nature produce no effects on the figures in the Consolidated financial statements.
Lastly, assets and liabilities of Banco Wiese Sudameris, following the signing of the sale contract occurred in December 2005, are recorded in discontinued operations.
The purchase of the new investments illustrated above, for an overall consideration of 737 million euro, led to record goodwill of 449 million euro and to an absorption of liquidity of 525 million euro referred to the amounts already paid during 2005.
The sale of Nextra Investment Management, Nextra Alternative Management and Epsilon generated liquidity of 816 million euro. The cash flows generated by non-recurring operations included liquidity (1,708 million euro) collected on the sale of the doubtful loans and the loan servicing business of Intesa Gestione Crediti.
The following table indicates the investments in subsidiaries which are included in the full consolidation area of the Consolidated financial statements as at 31st December 2005. The table does not include companies subject to joint control that, as described in detail in the subsequent chapter on consolidation methods, are carried at equity.

Consolidated companies

Companies	Registered office	Type of relationship (a)	Investment: direct ownership	Investment: % held	Votes available % (b)
A. CONSOLIDATED COMPANIES					
Parent Company					
Banca Intesa S.p.A.	Milano				
A. 1 Companies subject to full consolidation					
1 Agricola Investimenti S.p.A.	Milano	1	Banca Intesa	100.00	
2 Atlantis Sociedad Anonima	Buenos Aires	1	Intesa Holding International	18.75	
			Sudameris	81.25	
3 Banca Intesa Infrastrutture e Sviluppo S.p.A.	Roma	1	Banca Intesa	100.00	
4 B.I. Private Equity Ltd	Dublin	1	Private Equity International	100.00	
5 Banca Cis S.p.A.	Cagliari	1	Banca Intesa Mediocredito	55.37	
6 Banca Caboto S.p.A.	Milano	1	Banca Intesa	100.00	
7 Banca di Trento e Bolzano S.p.A.	Trento	1	Banca Intesa	8.28	
			Finanziaria BTB	61.80	
8 Banca Intesa (France) S.A.	Paris	1	Banca Intesa	99.99	
9 Banca Intesa ad, Beograd	Novi Beograd	1	Intesa Holding International	90.00	
10 Banca Intesa Mediocredito S.p.A.	Milano	1	Banca Intesa	100.00	
11 Banca Intesa Private Banking S.p.A.	Milano	1	Banca Intesa	100.00	
12 Banca Popolare FriulAdria S.p.A.	Pordenone	1	Banca Intesa	76.05	
13 Banco Wiese Sudameris S.A.	Lima	1	Banca Intesa	82.10	
			Lima Sudameris Holding	15.93	
14 BCI U.S. Funding LLC I [c]	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
15 BCI U.S. Funding LLC II [d]	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
16 BCI U.S. Funding LLC III [e]	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
17 BWS Fondos S.A. Sociedad Administradora de Fondos	Lima	1	Banco Wiese Sudameris	100.00	
18 BWS Sociedad Agente de Bolsa S.A.	Lima	1	Banco Wiese Sudameris	100.00	
19 BWS Sociedad Titulizadora S.A.	Lima	1	Banco Wiese Sudameris	100.00	
20 C.R.L. - Compagnia Regionale Leasing	Terni	1	Cassa di Risparmio di Terni e Narni	99.98	
21 Carifano - Cassa di Risparmio di Fano	Fano *(Urbino)*	1	Intesa Casse del Centro	30.00	89.92
22 Cassa di Risparmio della Provincia di Viterbo S.p.A.	Viterbo	1	Intesa Casse del Centro	75.81	82.02
23 Cassa di Risparmio di Ascoli Piceno S.p.A.	Ascoli Piceno	1	Intesa Casse del Centro	66.00	
24 Cassa di Risparmio di Biella e Vercelli S.p.A.	Biella	1	Banca Intesa	55.00	
25 Cassa di Risparmio di Città di Castello S.p.A.	Città di Castello *(Perugia)*	1	Intesa Casse del Centro	82.19	
26 Cassa di Risparmio di Foligno S.p.A.	Foligno *(Perugia)*	1	Intesa Casse del Centro	70.47	
27 Cassa di Risparmio di Parma e Piacenza S.p.A.	Parma	1	Banca Intesa	100.00	
28 Cassa di Risparmio di Rieti S.p.A.	Rieti	1	Intesa Casse del Centro	85.00	
29 Cassa di Risparmio di Spoleto S.p.A.	Spoleto *(Perugia)*	1	Intesa Casse del Centro	59.44	
30 Cassa di Risparmio Terni e Narni S.p.A.	Terni	1	Intesa Casse del Centro	75.00	
31 Central-European International Bank Ltd.	Budapest	1	Intesa Holding International	100.00	
32 Centurion Financial Services Ltd.	Sarajevo	1	PBZ American Express	100.00	
33 CENTURION Financne Storitve d.o.o.	Ljubljana	1	Banca Popolare Friuladria	75.00	
			PBZ American Express	25.00	
34 CIB Credit Rt.	Budapest	1	CIB Leasing	98.00	
			CIB Real Estate	2.00	
35 CIB Factor Financial Service Ltd.	Budapest	1	CIB REAL Property Utilisation and Serv.	50.00	
			CIB Service	50.00	
36 CIB Insurance Broker Kft.	Budapest	1	CIB Leasing	100.00	
37 CIB Inventory Management Limited Liability Company	Ujlengyel	1	CIB Insurance Broker	50.00	
			CIB Real Estate	50.00	
38 CIB Investment Fund Management Rt.	Budapest	1	Central-European International Bank	93.33	
			CIB REAL Property Utilisation and Serv.	6.66	
			CIB Service	0.01	
39 CIB Leasing Rt.	Budapest	1	Central-European International Bank	1.31	
			CIB Rent	98.68	
			CIB Service	0.01	
40 CIB Real Estate Rt	Budapest	1	CIB Leasing	98.00	
			CIB Credit	2.00	
41 CIB REAL Property Utilisation and Services Ltd.	Budapest	1	Central-European International Bank	26.00	
			CIB Service	74.00	
42 CIB Rent Rt.	Budapest	1	Central-European International Bank	98.89	
			CIB REAL Property Utilisation and Serv.	1.11	

	Companies	Registered office	Type of relationship (a)	Investment direct ownership	% held	Votes available % (b)
43	CIB Service Rt.	Budapest	1	Central-European International Bank CIB Leasing	99.99 0.01	
44	CIL Vaci ut Property Utilisation Limited Liability Company	Budapest	1	CIB Insurance Broker CIB Real Estate	50.00 50.00	
45	Comit Investments (Ireland) Ltd	Dublin	1	Banca Intesa	99.21	
46	Consumer Finance Holding a.s.	Kezmarok	1	Vseobecna Uverova Banka	100.00	
47	Depositos S.A.	Lima	1	Banco Wiese Sudameris	100.00	
48	Duomo Funding PLC	Dublin	4			
49	E.TR. - Esazione Tributi S.p.A.	Cosenza	1	Banca Intesa	100.00	
50	Esa.Tri . - Esazione Tributi S.p.A.	Milano	1	E.TR. Esazione Tributi	98.18	
51	Finanziaria B.T.B. S.p.A.	Trento	1	Banca Intesa	99.29	
52	Intesa Bank Ireland Plc.	Dublin	1	Banca Intesa	99.99	
53	Intesa Bank Overseas Ltd.	Cayman Islands	1	Banca Intesa	100.00	
54	Intesa Brasil Empreendimentos S.A.	São Paulo	1	Banca Intesa	100.00	
55	Intesa Casse del Centro S.p.A.	Spoleto *(Perugia)*	1	Banca Intesa	96.07	
56	Intesa Distribution Services S.r.l..	Milano	1	Banca Intesa Intesa Holding Asset Management	32.05 67.95	
57	Intesa e.Lab S.p.A.	Milano	1	Banca Intesa	100.00	
58	Intesa Formazione S.c.p.a.	Napoli	1	Banca Intesa Intesa Casse del Centro	61.00 37.55	
59	Intesa Funding LLC	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
60	Intesa Gestione Crediti S.p.A.	Milano	1	Banca Intesa	100.00	
61	Intesa Global Finance Company Ltd	Dublin	1	Intesa Holding International	100.00	
62	Intesa Holding Asset Management S.p.A.	Milano	1	Banca Intesa	100.00	
63	Intesa Holding International S.A.	Luxembourg	1	Banca Intesa	99.99	
64	Intesa Investimenti S.p.A.	Milano	1	Banca Intesa	100.00	
65	Intesa Lease Sec S.r.l.	Milano	1	Banca Intesa	60.00	
66	Intesa Leasing S.p.A.	Milano	1	Banca Intesa	99.67	
67	Intesa Mediofactoring S.p.A.	Milano	1	Banca Intesa	100.00	
68	Intesa Preferred Capital Company L.L.C. (f)	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
69	Intesa Previdenza - Società di Intermediazione Mobiliare S.p.A.	Milano	1	Banca Intesa	78.53	
70	Intesa Real Estate S.r.l.	Milano	1	Banca Intesa	100.00	
71	Intesa Renting S.p.A.	Milano	1	Intesa Leasing	65.00	
72	Intesa Sec. S.p.A.	Milano	1	Banca Intesa	60.00	
73	Intesa Sec. 2 S.r.l.	Milano	1	Banca Intesa	60.00	
74	Intesa Sec. Npl S.p.A.	Milano	1	Banca Intesa	60.00	
75	Intesa Sec. Npl 2 S.r.l.	Milano	1	Banca Intesa	60.00	
76	IntesaBci Preferred Capital Company L.L.C. III (g)	Wilmington *(Delaware)*	1	Banca Intesa	100.00	
77	IntesaBci Preferred Securities Investor Trust	Newark	1	IntesaBci Preferred Capital Company III	100.00	
78	IntesaTrade Sim S.p.A.	Milano	1	Banca Intesa	100.00	
79	Inversiones Mobiliarias S.A.- IMSA	Lima	1	Banca Intesa	97.29	
80	Invest Holding d.o.o.	Karlovac	1	Privredna Banka Zagreb	56.38	
81	KMB - Leasing	Mosca		KMB Bank	100.00	
82	KMB Bank	Mosca	1	Intesa Holding International	75.00	
83	Lelle SPC - Real Estate investment and trading co.	Budapest	1	CIB Real Estate Cib Insurance Broker	99.96 0.04	
84	Lima Sudameris Holding S.A.	Lima	1	Banca Intesa IMSA	49.28 43.95	
85	Luxicav Conseil S.A.	Luxembourg	1	Société Européenne de Banque	99.97	
86	Magazzini Generali Fiduciari Cariplo S.p.A.	Pavia	1	Banca Intesa	100.00	
87	Medimurska Banka d.d.	Čakovec	1	Privredna Banka	96.39	
88	Nextra Distribution Services S.A.	Luxembourg	1	Intesa Distribution Services Société Européenne de Banque	99.97 0.03	
89	OOO Intesa Realty Russia	Moscow	1	Banca Intesa	100.00	
90	PBZ American Express d.o.o.	Zagreb	1	Privredna Banka Zagreb	100.00	
91	PBZ American Express i. dr. d.o.o.	Skopje	1	PBZ American Express - Zagreb	95.00	
92	PBZ Invest d.o.o.	Zagreb	1	Privredna Banka Zagreb	100.00	
93	PBZ Leasing d.o.o.	Zagreb	1	Privredna Banka Zagreb	100.00	

	Companies	Registered office	Type of relationship (a)	Investment direct ownership	% held	Votes available % (b)
94	PBZ Nekretnine d.o.o.	Zagreb	1	Privredna Banka Zagreb	100.00	
95	PBZ Stambena stedionica d.d.	Zagreb	1	Privredna Banka Zagreb	100.00	
96	Phönix Beteiligungs - und Verwaltungs GmbH & Co. KG	Berlin	1	Banca Intesa	98.78	
				Phonix Beteiligungs Gmbh	1.22	
97	Phönix Beteiligungs Gmbh	Berlin	1	Banca Intesa	100.00	
98	Private Equity International S.A.	Luxembourg	1	Banca Intesa	99.99	
99	Privredna Banka Zagreb d.d.	Zagreb	1	Intesa Holding International	76.30	
100	Q - Broker a.s.	Kezmarok	1	Consumer Finance Holding	100.00	
101	Q - Car a.s.	Kezmarok	1	Consumer Finance Holding	100.00	
102	Quatro a.s.	Kezmarok	1	Consumer Finance Holding	100.00	
103	Recovery a.s.	Bratislava	1	Vseobecna Uverova Banka	100.00	
104	Romulus Funding Corporation		4			
105	S.A.T.A. – Sociedade de Assessoria Técnica e Administrativa S.A.	São Paulo	1	Intesa Brasil Empreendimentos	99.99	
106	Sailview Company	Dublin	1	Private Equity International	99.99	
107	Scala Advisory S.A.	Luxembourg	1	Banca Intesa	99.97	
				Société Européenne de Banque	0.03	
108	SEB Trust Limited	St Helier – Jersey	1	Société Européenne de Banque	99.99	
109	Servicios, Cobranzas e Inversiones S.A.C.	Lima	1	Banco Wiese Sudameris	99.00	
110	Servitia S.A.	Luxembourg	1	Société Européenne de Banque	99.99	
111	Servizi Riscossione Tributi Terni S.p.A.	Terni	1	Cassa di Risparmio di Spoleto	0.03	
				Cassa di Risparmio di Terni e Narni	99.97	
112	Servizio Riscossione Tributi Rieti S.p.A.	Rieti	1	Cassa di Risparmio di Rieti	100.00	
113	Setefi S.p.A.	Milano	1	Banca Intesa	100.00	
114	Slovenska Pozicovna a.s.	Kezmarok	1	Consumer Finance Holding	100.00	
115	Slovenske Kreditne Karty a.s.	Kezmarok	1	Consumer Finance Holding	100.00	
116	Società Italiana di Revisione e Fiduciaria – S.I.RE.F. S.p.A.	Milano	1	Banca Intesa	100.00	
117	Société d'Investissements et de Financements Immobiliers – FINAMERIS S.A.	Paris	1	Banca Intesa (France)	99.99	
118	Société Européenne de Banque S.A.	Luxembourg	1	Intesa Holding International	99.99	
119	Société Foncière Meyerbeer S.A.R.L.	Paris	1	Sudameris	99.56	
120	Sudameris S.A.	Paris	1	Intesa Holding International	99.99	
121	TatraCredit a.s.	Kezmarok	1	Consumer Finance Holding	100.00	
122	Vseobecna Uverova Banka a.s.	Bratislava	1	Intesa Holding International	95.49	
123	VUB Asset Management Sprav. Spol a.s.	Bratislava	1	Vseobecna Uverova Banka	100.00	
124	VUB Factoring a.s.	Bratislava	1	Vseobecna Uverova Banka	100.00	
125	VUB Leasingova a.s.	Bratislava	1	Vseobecna Uverova Banka	100.00	
126	Wallizing Financial Services Ltd.	Budapest	1	Cib Credit	100.00	
127	Wiese Sudameris Leasing	San Isidro *(Lima)*	1	Banco Wiese Sudameris	99.89	
128	ZAO Banca Intesa	Moscow	1	Banca Intesa	100.00	

(a) Type of relationship:
1 - majority of voting rights at Ordinary Shareholders' Meeting;
2 - dominant influence at Ordinary Shareholders' Meeting;
3 - agreements with other Shareholders;
4 - other forms of control;
5 - common management as defined in Art. 26,1 of the "Legislative Decree 87/92";
6 - common management as defined in Art. 26,2 of the "Legislative Decree 87/92";
(b) Available voting rights at Ordinary Shareholders' Meeting. Voting rights are presented only if other than the equity stake held in the company's capital. There are no potential voting rights.
(c) Considering the "preferred shares" issued by BCI US Funding Trust for a total of USD 200,000,000, the equity stake equals 4.76%.
(d) Considering the "preferred shares" issued by BCI US Funding Trust for a total of euro 550,000,000, the equity stake equals 4.76%.
(e) Considering the "preferred shares" issued by BCI US Funding Trust for a total of GBP 120,000,000, the equity stake equals 4.76%.
(f) Considering the "preferred shares" issued for a total of euro 200,000,000, the equity stake equals 18.70%.
(g) Considering the "preferred shares" issued for a total of euro 500,000,000, the equity stake equals 2.15%.

Consolidation methods

Full consolidation

This method involves the "line by line" aggregation of the individual amounts reported in the balance sheets and statements of income of the subsidiary companies concerned. Following the allocation to minority shareholders of their interests, in a specific caption, in equity and in the result for the period, the residual value is eliminated against the book value of the subsidiaries concerned.

Any positive differences arising on consolidation, after the allocation to the assets and liabilities of the consolidated subsidiary, are recorded as goodwill in the caption Intangible assets at the date of first consolidation. Negative differences are recognised in the statement of income.

Assets, liabilities, income and expenses between consolidated companies are totally eliminated.

All business combinations are registered applying the "purchase method" provided for by IFRS 3, based on which assets, liabilities and potential liabilities of purchased company are recorded at fair value at the date of acquisition. Any excess in the price paid with respect to the aforementioned fair value is recorded under goodwill; should price be lower, the difference is recorded in the statement of income.

The "purchase method" is applied starting from the date of acquisition, that is from the moment in which control of acquired company is obtained. Therefore, the economic results of a subsidiary acquired in the reference period are included in the Consolidated financial statements starting from the date of acquisition. Likewise, economic results of a subsidiary sold are included in the Consolidated financial statements until the date in which control ceased.

Once a year (or every time that there is evidence of impairment losses) an impairment test is carried out for goodwill. This requires the identification of the cash-generating unit to which goodwill is allocated. Any impairment losses are determined on the basis of the difference between the carrying amount of goodwill and its recoverable amount, if lower. Such recoverable amount is equal to the higher between the fair value of the cash-generating unit less costs to sell and the relative value in use. The consequent adjustments are posted in the statement of income.

The difference between sale price and book value at the date of disposal (including foreign exchange differences recorded in shareholders' equity on consolidation, over time), is accounted for in the statement of income.

The financial statements of the Parent Company and of other companies used to prepare the Consolidated financial statements refer to the same date. In certain cases, for subsidiaries which are not material, the last approved financial statements (annual or interim) are used.

Where necessary – and without prejudice to absolutely marginal cases – the financial statements of companies which are drawn up using different accounting criteria are restated to be compliant with the standards used by the Group.

Measurement using the equity method

Associates and companies subject to joint control are consolidated with the equity method. For the latter, Banca Intesa opted for the use of this consolidation method instead of proportional consolidation, as provided for by IAS 31.

The equity method requires the initial recognition of the equity investment at cost and its subsequent value adjustment based on the stake in the company's shareholders' equity.

Any difference between the value of the equity investment and the shareholders' equity of the company involved is recorded in the book value of the company.

The valuation of the portion of shareholders' equity does not consider any potential voting rights.

The portion pertaining to the Group of the company's results for the period are recorded in a specific caption of the consolidated statement of income.

If there is evidence that the value of an investment in an associate or a company subject to joint control may have decreased, the recoverable amount is estimated, considering the present value of expected cash flows, including the value of final disposal of the investment. If the recoverable amount is under book value the relative difference is recorded in the statement of income.

For consolidation of companies subject to joint control, financial statements as at 31st December 2005 have been used.

For consolidation of investments in associates the most recent approved (annual or interim) figures have been used. In certain cases the companies have not yet applied IAS/IFRS and, therefore, for such companies it was verified that the adoption of IAS/IFRS would not have produced significant effects on Gruppo Intesa's Consolidated financial statements.

Conversion of financial statements in currencies other than euro

The financial statements of the companies which do not operate in the Euro Zone are translated into euro applying to the assets and liabilities in the balance sheet the spot exchange rate at period-end and to the statement of income the average exchange rate.

Foreign exchange differences from the conversion of the financial statements of such companies, deriving from the application of different foreign exchange rates to assets and liabilities and the statement of income, are recorded in Valuation reserves under shareholders' equity. Foreign exchange differences on the shareholders' equity of the subsidiaries are also recorded in Valuation reserves.

All foreign exchange differences are reversed to the statement of income of the year in which the foreign operation is sold.

SECTION 4 – SIGNIFICANT EVENTS SUBSEQUENT TO FINANCIAL STATEMENT DATE

Banca Intesa Infrastrutture e Sviluppo, the Group's new bank destined to offer an integrated service to the public sector, is operational as of 1st January 2006. It received the contribution of the activities of the Public & Infrastructure Finance Department of the Corporate Division. Banca Intesa Infrastrutture e Sviluppo was established with the objective of forming an excellence centre in the Public Finance area in Italy, with a targeted product and services offering (Mortgaged Lending, Debt Capital Market, Equity Capital Market, Merger & Acquisition, Project Finance) in addition to typical commercial banking services (treasury and cash management, collection of social security charges, advances on loans, commercial payments, deposit and cash-withdrawals).

The new bank has a streamlined structure made up of approximately 100 professionals, strongly business-oriented, which operates both directly, via eleven territorial offices and two branches with cash operations, and indirectly, integrated with the network of the 3,000 Group branches.

Again in the first days of January Banca Intesa – which already held 35.03% of the voting shares of UPI Banka, Sarajevo - launched a friendly takeover bid for the remaining 64.97% of the voting share capital, which was completed on 20th February, after 45 calendar days had elapsed, in compliance with local regulations. Banca Intesa with a total investment of approximately 37 million euro, was conferred 105,181 voting shares corresponding to 45.93% of UPI Banka's share capital, which brings its controlling interest to 80.96%. EBRD (European Bank for Reconstruction and Development) will maintain a 10% stake while minority shareholders will keep the remaining 9.04%. UPI Banka is the fifth largest bank in Bosnia and Herzegovina in terms of total assets and operates through 16 branches serving approximately 45,000 clients. As at 30th September 2005 total assets amounted to 223 million euro, customer deposits to 179 million euro, loans to customers to 102 million euro and shareholders' equity to 18.5 million euro. For the nine months ended 30th September 2005, its net income amounted to approximately 1.4 million euro.

In February Banca Intesa and the controlling shareholder of Ukraine's Ukrsotsbank signed a share purchase agreement for the acquisition of 85.42% of the share capital of Ukrsotsbank. Following the completion of a pending share capital increase for the equivalent of approximately 60 million US dollars, Banca Intesa will acquire additional shares of the Bank, increasing its equity stake to approximately 88.1% of the share capital of the Ukraine's bank. The transaction will be completed in two closings due to the pending capital increase completion. The closing of the first phase is expected to be completed in May following receipt of all regulatory approvals while the second closing is expected to be completed not later than September once the capital increase formalities will have been concluded. Banca Intesa's overall investment is estimated at 1,161 million US dollars (approximately 975 million euro), including the share capital increase of 60 million US dollars, thus valuing Ukrsotsbank approximately 1,310 million US dollars, which would represent 5.2 times the shareholders' equity of the Ukraine's bank calculated on the basis of management figures as at 31st December 2005 plus the capital increase of 60 million US dollars. This multiple reflects the high growth rates foreseen both for

the economy and banking system of Ukraine, which has over 47 million inhabitants, and for Ukrsotsbank's assets and profitability, also taking into account the value of the expected synergies and the potential of the branch network currently consisting of 527 branches located all over the Country with approximately 600,000 retail clients and 60,000 corporate clients. As at 31st December 2004, Ukrsotsbank was the fourth largest Ukrainian bank, with total assets of 1,308 million US dollars, customer deposits of 1,078 million US dollars, loans to customers of 721 million US dollars, shareholders' equity of 154 million US dollars and net income for the year of approximately 21 million US dollars. In 2005, the bank posted a strong rate of growth highlighting, based on the first available figures, further increases in main balance sheet aggregates and a significant improvement in net income.
Again in February, Banca Intesa acquired from the Sardegna Region the equity stake held in Banca CIS, made up of 933,975 ordinary shares representing 28.33% of the share capital, at a total price of 80 million euro. The Group's control stake therefore increased to 83.7% of the company's share capital.
In March, Banca Intesa – following approval of regulatory authorities – closed the sale of its Peruvian subsidiary Banco Wiese Sudameris (BWS) to Scotiabank as described in the Report on operations of this Annual report. As is generally known, Banca Intesa will maintain a minority stake of 19.95% in the entity resulting from the subsequent merger of the operations of BWS and Banco Sudamericano. Beginning from the sixth year immediately following the closing, the agreement provides for a put/call option on Banca Intesa's stake in the combined entity.
Again in March, Banca Intesa completed, for a consideration of 24.5 million euro, the purchase of 35% of the capital of Crédit Agricole Asset Management SGR, as part of a wider strategic agreement with the Crédit Agricole group regarding asset management activities. In December 2005 – as described in detail in the Report on operations – Banca Intesa had sold to Crédit Agricole a 65% stake in the capital of Nextra Investment Management SGR.
At the end of March, Banca Intesa exercised the right of recess provided for by the shareholders' agreement referred to the stake held in Olimpia and the consequent right to sell to Pirelli 220,939,615 Olimpia shares, equal to 4.772% of share capital, held by Banca Intesa, for a consideration of approximately 585 million euro, in line with carrying value.

SECTION 5 - OTHER ASPECTS

As in the past, also for 2005, Gruppo Intesa used the faculty contained in Art. 82, par. 2, of Consob Resolution 11971 of 14th May 1999 and subsequent amendments, of making the draft Parent Company's financial statements and the draft consolidated financial statements as at 31st December 2005 available for Shareholders and the market within 90 days from the end of period – instead of the quarterly report as at the same date. The quarterly development of the statement of income is also presented for the purpose of providing the market consistent information with that disclosed in the previous interim reports.
It must be noted that Banca Intesa prepared and published in the terms and according to the means set out by Consob, Consolidated reports as at 31st March 2005, and as at 30th September 2005 and the Half-year report as at 30th June 2005 (which was subject to a limited review by Reconta Ernst & Young).
Reconta Ernst & Young audited the Consolidated financial statements as at 31st December 2005, in execution of the resolution of the Shareholders' Meeting of 16th April 2003, which appointed it independent auditor for the 2003-2005 three-year period.

Option for the national fiscal consolidation provisions

Starting from 2004 Banca Intesa and the Group's Italian companies (with the exclusion of Banca CIS, Banca di Trento e Bolzano, FinBTB, FriulAdria, and the tax collection companies) have adopted the so-called "national fiscal consolidation", set forth by Articles 117-129 of the new Combined Tax Regulations, introduced by Legislative Decree 344/2003. It provides for an option, based on which the total net income or fiscal loss of every controlled subsidiary taking part in the fiscal consolidation procedure – together with withholding tax, tax deductions and tax credits – is transferred to the parent company, which determines a single taxable income or loss carried forward (that is the result of the sum of its own income/loss and of the income/loss of the participating subsidiaries) and, consequently, a sole tax debit/credit.

Based on this option, Group companies which opted for the "national fiscal consolidation" determine the tax charge pertaining to them and the corresponding taxable income is transferred to the Parent Company. If one or more companies have a negative taxable income, in presence of a consolidated income in the year or of highly probable future taxable incomes, the fiscal losses are transferred to the Parent Company.

A. 2 – MAIN FINANCIAL STATEMENT CAPTIONS

This chapter presents the **Accounting principles** adopted in the preparation of the 2005 Consolidated financial statements. The illustration of accounting principles adopted by the Group referes to the following phases: classification, recognition, measurement and derecognition of asset and liability captions. For each of these phases the description of related economic effects, if significant, is also indicated.

1. Financial assets held for trading

Classification criteria
This category includes debt securities and equities and the positive value of derivative contracts held for trading. Derivative contracts also include those embedded in combined financial instruments which are subject to separate accounting when:
- their characteristics and risks are not closely related to the characteristics of the host contract;
- embedded instruments, even though separate, fully meet the definition of derivative;
- combined instruments are not measured at fair value with changes in fair value recognised through profit and loss.

Recognition criteria
Initial recognition of financial assets occurs at settlement date, for debt securities and equities and at trade date for derivative contracts.
On initial recognition, financial assets held for trading are recorded at fair value, without considering transaction costs or revenues directly attributable to the instrument.
Any embedded derivatives in combined financial instruments not directly connected to the latter and with the characteristics to meet the definition of derivative are recorded separately from the host contract at fair value.

Measurement criteria
After initial recognition financial assets held for trading are recorded at fair value. The effects of the application of this measurement criterion are recorded in the statement of income.
For the determination of the fair value of financial instruments quoted on active markets, market quotes are used. If the market for a financial instrument is not active, standard practice estimation methods and valuation techniques are used which consider all the risk factors correlated to the instruments and that are based on market elements such as: valuation of quoted instruments with the same characteristics, calculation of discounted cash flows, option pricing models, recent comparable transactions, etc. Equities and derivative instruments which have equities as underlying assets, for which it is not possible to determine a reliable fair value according to the guidelines listed above, are maintained at cost.

Derecognition criteria
Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.
In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.
Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

2. Financial assets available for sale

Classification criteria
The present category includes the non-derivative financial assets that do not fall within any of the other categories such as Loans, Financial assets held for trading or Investments held to maturity.
In particular, this caption is made up of i) bonds which are not held for trading and which are not included in Investments held to maturity or in Loans, ii) equity investments which are not held for trading and do not qualify as investments in subsidiaries, associates or entities subject to joint control, including private equity investments and private equity funds as well as iii) the portions of syndicated loans that, from inception, are destined for sale.

Recognition criteria
Initial recognition of the financial asset occurs at settlement date for debt securities and equities and at disbursement date for loans.
On initial recognition, assets are recorded at fair value, including transaction costs and revenues directly attributable to the instrument. If, in the cases provided for by accounting principles, recognition occurs following the reclassification of Investments held to maturity, recognition value is represented by fair value at the time of transfer.

Measurement criteria
After initial recognition, Financial assets available for sale are measured at fair value, through the registration in the statement of income of the value corresponding to amortised cost, while gains or losses deriving from a change in fair value are recorded in a specific reserve in shareholders' equity, until the financial asset is derecognised or a permanent loss occurs. On the sale of the financial asset or on recognition of a loss, the cumulated profit or loss must be reversed, all or in part, to the statement of income.
Fair value is determined on the basis of criteria already illustrated for financial assets held for trading.
Equities included in this category and any derivative instruments which have equities as underlying assets, for which it is not possible to determine a reliable fair value, are maintained at cost.
Financial assets available for sale are assessed to identify if they show objective evidence of a decline in fair value.
If such evidence exists, the loss is measured as the difference between the carrying value of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate, or through specific valuation methodologies as concerns equities.
If the reasons for impairment cease to exist, following an event which occurred after the registration of the impairment, value recoveries are posted through the statement of income in the case of loans or debt securities, and through shareholders' equity in the case of equities. The size of the recovery must not lead carrying amount of the financial asset to exceed amortised cost had no impairment losses been recognised in previous periods.

Derecognition criteria
Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.
In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.
Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

3. Investments held to maturity

Classification criteria
Debt securities with fixed or determinable payments and fixed maturity, which the entity has the positive intention and ability to hold to maturity, are classified in this category. If following a change in intention or in ability it is no longer appropriate to maintain an investment as "held to maturity", this is reclassified in Financial assets available for sale.

Recognition criteria
Initial recognition of financial assets occurs at settlement date.
On initial recognition financial assets classified in the present category are recorded at fair value, inclusive of any costs and revenues directly attributable to the asset. If inclusion in this category occurs following the reclassification of Financial assets available for sale, the fair value of the asset at the date of reclassification is used as the new amortised cost of the asset.

Measurement criteria
After the initial recognition, Investments held to maturity are valued at amortised cost, using the effective interest method.
Profits or losses referred to investments held to maturity are recorded in the statement of income when assets are derecognised or impaired, and through the amortisation process of the difference between book value and the value reimbursable at maturity.
Investments held to maturity are assessed to identify if they show objective evidence of possible impairment.
If such evidence exists, the loss is measured as the difference between the carrying value of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate. The loss is recorded in the statement of income.
If the reasons for impairment cease to exist following an event which occurred after the registration of impairment losses, value recoveries are posted through the statement of income. The size of the recovery must not lead carrying amount of the financial asset to exceed amortised cost had no impairment losses been recognised in previous periods.

Derecognition criteria
Financial assets are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the assets. Conversely, if a significant part of the risks and rewards relative to the sold financial assets is maintained, they continue to be recorded in assets, even though their ownership has been transferred.
In case it is not possible to ascertain the substantial transfer of risks and rewards, the financial assets are derecognised where no control over the assets has been maintained. If this is not the case, when, even partial, control is maintained, then the assets continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of assets sold and to variations in the relevant cash flows.
Lastly, financial assets sold are derecognised if the entity retains the contractual rights to receive the cash flows of the asset, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

4. Loans

Classification criteria
Loans include loans to customers and due from banks, both disbursed directly and acquired by third parties, which entail fixed or in any case determinable payments, which are not quoted on an active market and which are not classified at inception in Financial assets available for sale.
The caption Loans to customers also includes commercial loans, repurchase agreements with the obligation to resell at a later date, and securities underwritten at issue or via private placements, with determined or determinable payments, not quoted in active markets, as well as financial lease receivables at balance sheet date or that in any case have already led to a contractual obligation for the parties involved.
The caption Loans to customers also includes loans deriving from factoring activities, that is advances on with recourse transactions, as well as receivables acquired in without recourse

transactions, after having verified that the substantial transfer to the factoring company of the risks and rewards connected to loans purchased has occurred. In presence of factoring without recourse for which the precondition of the transfer of risks and rewards from the seller to the factor is not met, any advances made to the seller are recorded under assets.

Recognition criteria

Initial recognition of a loan occurs at date of subscription of the contract that normally coincides with disbursement date, based on the fair value of the financial instrument, equal to the amount disbursed or subscription price, inclusive of the costs/revenues directly attributable to the single loan and determinable from inception, even when settled at a later date. Costs that, even with the aforementioned characteristics, are reimbursed by the borrower or are classifiable as normal internal administrative costs are excluded.
Finance lease receivables are recognised at a value equal to the net investment in the finance lease, including initial direct costs.

Measurement criteria

After initial recognition, loans are measured at amortised cost, equal to initial value increased/decreased by principal repayments, adjustments/recoveries and amortisation – calculated applying the effective interest method – of the difference between amount disbursed and amount to be reimbursed at maturity, typically attributable to the costs/revenues directly connected to the single loan. The effective interest rate is the rate that exactly discounts estimated future cash payments of the loan, for principal and interest, to the amount disbursed inclusive of the costs/revenues attributable to the loan. This measurement method uses a financial approach and enables to distribute the economic effect of the costs/revenues through the expected residual life of the loan.
For finance lease receivables, interest income is recorded in the statement of income, while instalments – which represent the reimbursement of the principal – are deducted from the value of the receivable.
The amortised cost method is not used for loans whose short maturity implies that the application of the discounting approach leads to immaterial effects. Such loans are recorded at historical cost. An analogous measurement criterion is applied to loans with unspecified maturity or with notice period.
Loans are reassessed for the purpose of identifying those which, due to events occurred after initial recognition, show objective evidence of possible impairment. These include doubtful loans, substandard, restructured or past due loans according to the current rules issued by the Bank of Italy, consistent with IAS/IFRS regulations.
Such non-performing loans are subject to an individual assessment process and the adjustment of each loan is equal to the difference between carrying value at the time of valuation (amortised cost) and present value of expected future cash flows, calculated applying the original effective interest rate.
Forecasted future cash flows consider expected recovery times, presumed recoverable amount of any guarantees as well as costs which it is deemed will be sustained for the recovery of the exposure. The original effective rate of each loan remains unchanged over time even though the relationship has been restructured with a variation of the contractual interest rate and even though the relationship, in practice, no longer bears contractual interest.
The adjustment is recorded in the statement of income.
The original value of loans is reinstated in subsequent periods to the extent that the reasons which had led to the impairment cease to exist, provided that such valuation is objectively attributed to an event which occurred subsequent to the impairment. The recovery is recorded in the statement of income and must not lead carrying amount of the loan to exceed amortised cost had no impairment losses been recognised in previous periods.
Recoveries on impairment include time value effects.
Loans for which no individual evidence of impairment exists are subject to collective measurement. This measurement occurs for groups of loans with the same credit risk characteristics and the relevant percentage losses are estimated considering historical loss data, based on objective elements observable at measurement date, which enable to estimate the intrinsic loss for each loan category. The valuation also considers the risk of the borrower's Country of residence.
Collective adjustments are recorded in the statement of income.

Derecognition criteria
Loans sold are derecognised solely if the sale leads to the substantial transfer of all the risks and rewards connected to the loans. Conversely, if a significant part of the risks and rewards relative to the sold loans is maintained, they continue to be recorded in assets, even though their ownership has been transferred.
In case it is not possible to ascertain the substantial transfer of risks and rewards, the loans are derecognised where no control over the loans has been maintained. If this is not the case, when, even partial, control is maintained, then the loans continue to be recognised for the entity's continuing involvement, measured by the exposure to changes in value of loans sold and to variations in the relevant cash flows.
Lastly, loans sold are derecognised if the entity retains the contractual rights to receive the cash flows of the loan, but signs a simultaneous obligation to pay such cash flows, and only such cash flows, to third parties.

5. Financial assets measured at fair value

Gruppo Intesa decided not to adopt for the 2005 financial statements, the so-called "fair value option", that is it did not avail itself of the possibility of measuring at fair value through profit and loss financial assets other than those for which IAS 39 requires the application of fair value measurement considering their specific functional destination. Therefore, exclusively financial assets held for trading, those which are subject to fair value hedges and hedging derivatives are measured at fair value through profit and loss.

6. Hedging transactions

Types of hedges
Hedging transactions are aimed at neutralising potential losses on a specific item or group of items, attributable to a certain risk, if such risk should actually occur.
The following three types of hedging transactions are used:
- fair value hedge, which has the objective of covering exposure to changes in the fair value of a caption in the balance sheet attributable to a specific risk. This type of hedge is also used for hedging market risk on fixed rate or structured bond issues;
- cash flow hedge, which has the objective of covering exposure to variability in future cash flows attributable to particular risks associated with balance sheet captions. This type of hedge is used to stabilise the interest flow on variable rate funding to the extent that the latter finances fixed rate investments;
- hedges of net investments in foreign currency, which refer to the coverage of the risks of net investments in foreign operations expressed in foreign currency.

Only hedging transactions which involve counterparties outside the Group may qualify for hedge accounting.

Measurement criteria
Hedging derivatives are measured at fair value; in particular:
- in the case of fair value hedges, the change in the fair value of the hedged item is offset by the change in fair value of the hedging instrument. Offsetting is recognised via the registration in the statement of income of the gains and losses referred to both the hedged item (as concerns the variations produced by the underlying risk factor), and the hedging instrument. Any difference, which represents the partial ineffectiveness of the hedge, is therefore the net economic effect;
- in the case of cash flow hedges, changes in fair value of the derivative are recorded in equity, for the effective portion of the hedge, and these are registered in the statement of income only when, with reference to the hedged item, there is a variation in the flows to be offset or if the hedge is ineffective;
- hedges of net investments in foreign currency are treated in the same way as cash flow hedges.

Derivatives are designated as hedging instruments if there is formal designation and documentation of the hedging relationship between the hedged item and the hedging

instrument and if this is effective at inception and prospectively over the entire period of the hedge.
The effectiveness of the hedge depends on the extent to which changes in the fair value of the hedged item or the relating expected cash flows are offset by those of the hedging instrument. Therefore, effectiveness is appraised by comparing the aforementioned changes, considering the intent pursued by the entity at the time in which it entered the hedging transaction.
A hedge is effective when the variations in fair value (or cash flows) of the hedging financial instrument almost completely neutralise, that is in the limits set out by the 80-125% range, the changes in the fair value of the hedged item, for the type of risk being hedged.
Effectiveness is assessed at every close of annual or interim financial statements using:
- *prospective tests*, which justify the application of hedge accounting, since these prove the expected effectiveness of the hedge;
- *retrospective tests*, which highlight the degree of hedge effectiveness reached in the period to which they refer. In other words, they measure to what extent results achieved differ from perfect hedging.

If such assessments do not confirm hedge effectiveness, from that moment hedge accounting is discontinued, the derivative is reclassified in instruments held for trading and the hedged item is measured on the basis of its classification in the balance sheet.

7. Investments in associates and companies subject to joint control

Recognition, classification and measurement criteria
The caption includes investments in companies subject to joint control and associates.
Companies are considered as subject to joint control when the voting rights and the control of the economic activities of the company are equally shared by Banca Intesa, directly or indirectly, and another entity. Furthermore, a company is considered as subject to joint control even when voting rights are not equally shared if control over the economic activities and the strategies of the company is shared based on contractual agreements with other entities.
Companies are considered associates, that is subject to significant influence, when the Parent Company, directly or indirectly, holds at least 20% of voting rights or if the Parent Company – with a lower equity stake – has the power of participating to the determination of financial and management policies of the company based on specific juridical relations, such as the participation to voting syndicates.
Certain companies in which Banca Intesa, directly or indirectly, holds a stake exceeding 20% are not considered subject to significant influence since it solely has economic rights on a portion of the returns generated by the investment, but does not have access to management policies and may exercise governance rights limited to the safeguard of its economic interests.
The caption also includes certain subsidiaries which, due to their negligible size, are carried at cost and the equity stake in Bank of Italy.
If there is evidence of impairment, recoverable amount of the investment is estimated, considering the present value of the future cash flows which may be generated by the investment, included the final disposal value.
If recoverable amount is lower than carrying value, the difference is recorded in the statement of income.
If the reasons for impairment are removed following an event subsequent to the registration of impairment, recoveries are recorded in the statement of income.

Derecognition criteria
Investments in associates and companies subject to joint control are derecognised when the contractual rights to the cash flows from the assets expire or when the investment is sold transferring substantially all the risks and rewards connected to the assets.

8. Property and equipment

Classification criteria
Property and equipment include land, buildings used in operations, investment property, technical plants, furniture and fittings and any type of equipment.

They are tangible items that are held for use in the production or supply of goods or services, for rental to third parties and are expected to be used during more than one period.
The caption also includes the goods used in finance lease contracts, even though the ownership remains in the books of the lessor.

Recognition criteria
Property and equipment are initially measured at cost which comprises in addition to their purchase price any costs directly attributable to the purchase and required for them to be operational.
Extraordinary maintenance expenses which lead to a rise in future economic benefits, increase the value of assets, while other ordinary maintenance costs are recorded in the statement of income.

Measurement criteria
Property and equipment, including investment buildings, are measured at cost, net of depreciation and impairment losses.
Property and equipment are systematically depreciated, adopting the straight-line method over their useful life, indicated below with reference to the main equipment categories: furniture, ordinary office equipment, fittings, plants and any type of equipment: 8 years; bullet-proof bank counters: 6 years; alarm systems, video filming appliances: 4 years; motor vehicles, information technology appliances and electronic equipment: 3 years. Depreciable amount is represented by the cost of the good since the residual value at the end of the depreciation period is not deemed to be significant. Buildings are depreciated for a portion equal to 3% per year, deemed to be fit to represent their deterioration over time following their use, considering extraordinary maintenance expenses, which are recognised in carrying value of the assets.
The following are not depreciated:
- land, irrespectively of whether acquired individually or embedded in the value of buildings, since it has an indefinite useful life. If its value is incorporated in the value of the building, by applying a component approach, land is considered separable from the building; the division between the value of the land and that of the building is calculated on the basis of a specific independent expert opinion solely for entire buildings owned by the Bank for which the Company has the full use of the land;
- works of art, since the useful life of a work of art cannot be estimated and its value is normally destined to increase over time.

If there is some evidence that an asset may have been impaired, carrying value of the asset and its recoverable amount are compared. Any impairment losses are recorded in the statement of income.
If the reasons for impairment cease to exist, a value recovery is recorded which may not exceed the value that the asset would have had, net of depreciation determined in absence of previous impairments.

Derecognition criteria
Property and equipment are derecognised from the balance sheet on disposal or when the asset is permanently withdrawn from use and no future economic benefits are expected from its disposal.

9. Intangible assets

Classification criteria
Intangible assets are recognised as such if they may be identified and stem from legal or contractual rights. Intangible assets include goodwill and software.
Goodwill is the positive difference between purchase cost and fair value of assets and liabilities pertaining to the acquired company.

Recognition and measurement criteria
An intangible asset may be recognised as goodwill when the positive difference between fair value of shareholders' equity acquired and the purchase cost of the equity investment (inclusive

of accessory costs) is representative of the future income-generation potential of the equity investment.
If such difference should be negative (badwill) or if goodwill may not be attributed considering future income-generation potential of the equity investments, the same difference is directly recorded in the statement of income.
Once a year (or every time that there is evidence of impairment losses) an impairment test is carried out for goodwill. This requires the identification of the cash-generating unit to which goodwill is allocated. Any impairment losses are determined on the basis of the difference between the recognition value of goodwill and its recoverable amount, if lower. Such recoverable amount is equal to the higher between the fair value of the cash-generating unit, less any cost to sell and the relative value in use. The consequent adjustments are posted in the statement of income.
Other intangible assets are recognised at cost, adjusted for any accessory charges only if it is probable that the future economic benefits attributable to the assets are realised and if the cost of the asset may be reliably determined. If this is not the case the cost of the intangible asset is recorded in the statement of income in the year in which it was sustained.
The cost of intangible assets is amortised in a straight line based on the intangible's useful life which, for application software, does not exceed five years.
If there is any indication that shows that an asset may have suffered impairment losses, the asset's recoverable amount is estimated. The impairment loss, which is recorded in the statement of income, is equal to the difference between the book value of the assets and the recoverable amount.

Derecognition criteria
Intangible assets are derecognised from the balance sheet on disposal and if no future economic benefits are expected.

10. Non-current assets held for sale and discontinued operations and related liabilities

Non-current assets/liabilities for which a disposal process has commenced and for which disposal is deemed to be extremely probable are recorded in assets under Non-current assets held for sale and discontinued operations and in liabilities under Liabilities associated with non-currents assets held for sale and discontinued operations. Such assets/liabilities are measured at the lower between carrying value and their fair value less costs to sell.
The income and charges (net of tax impact) attributable to non-current assets held for sale and discontinued operations or recorded as such in the year are recognised in the statement of income in a separate caption.

11. Current and deferred tax

The Group records the impact of current and deferred tax applying the tax rates in force in the Countries in which consolidated subsidiaries operate.
Income taxes are recorded in the statement of income with the exception of those relative to items directly debited or credited in equity.
The provision for income taxes is determined with reference to a prudent estimate of current and deferred taxation. In particular, deferred tax assets and liabilities are determined irrespective of temporal limits and according to all temporary differences between book value attributed to assets or liabilities and the corresponding values for fiscal purposes.
Deferred tax assets, relative to deductible temporary differences or to future tax benefits deriving from the possibility of carried forward tax losses, are recognised to the extent that they have a high probability of recovery, based on the continuing capacity to generate taxable income in future years of the relevant company or of the Parent Company, following the exercise of the option relative to the "national fiscal consolidation".
Deferred tax liabilities have been fully accounted for, with reference to all temporary taxable differences, with the sole exception of shareholders' equity reserves subject to a suspended tax regime, since the size of the available reserves which have already been taxed, leads to believe that the Bank will not undertake any transactions which may lead to tax the untaxed reserves.

Deferred tax assets and liabilities are accounted for in the balance sheet with open balances and without offsetting effects, the former in the Tax assets caption and the latter in the Tax liabilities caption.
In addition, this item reflects the deferred taxation on consolidation adjustments, if it is likely that the taxes concerned will become payable by a Group company. These taxes essentially reflect those arising from the allocation of positive consolidation differences in the assets of the consolidated company.
Deferred tax assets and liabilities are systematically reviewed considering any changes in fiscal regulations or tax rates and the situation of the Group companies involved.

12. Allowances for risks and charges

Post employment benefits
Inside-Company post employment benefits are set up based on internal agreements and qualify as defined benefit plans. Liabilities related to such plans and the relative cost of current service are determined on the basis of actuarial assumptions based on the Projected unit credit method. This method sets out that future obligations are forecasted using past time-series analyses and the demographic curve and that such future cash flows are discounted based on a market interest rate. The provisions made in each period of service are considered separately and give rise to an additional unit of benefit entitlement for the purposes of the final obligation. The rate used to discount future flows is the average market yield curve on measurement dates. The present value of the liability at the reference date of the financial statements is also adjusted by the fair value of any plan assets.
Actuarial profits and losses are recognised in the statement of income, on the basis of the "corridor approach" only for the part of profits and losses which are not recorded at the end of the previous period which exceeds the higher between 10% of the present value of the defined benefit obligation and 10% of fair value of plan assets; this excess is recorded in the statement of income on the basis of the expected average remaining working life of the participants to the plan or in the year in the case of retired personnel.

Other allowances
Other allowances for risks and charges record provisions related to obligations legal or connected to labour relationships or to litigations, also fiscal, originated from a past event for which a disbursement will probably arise to settle the obligations, provided that the amount of the disbursement may be estimated reliably.
Where time value is significant, provisions are discounted using current market rates. Provisions and increases due to time value are recorded in the statement of income.
The caption also includes long-term benefits to employees, whose charges are determined with the same actuarial criteria described for post employment benefits. Actuarial profits and losses are all immediately recognised in the statement of income.

13. Payables and securities issued

Classification criteria
Due to banks, Due to customers and Securities issued include various forms of funding on the interbank market and with customers, repurchase agreements with commitment to repurchase and funding via certificates of deposit, bonds issued and other funding instruments in circulation, net of any amounts repurchased.
It also includes the payables recorded by the Group companies in the capacity of lessee in finance lease transactions.

Recognition criteria
Initial recognition of such financial liabilities occurs at the date of subscription of the contract, which normally coincides with the time of collection of the sums deposited or the issue of debt securities.

Initial recognition is based on the fair value of the liabilities, normally equal to the amount collected or the issue price, increased by any additional charges/revenues directly attributable to the single funding or issuing transaction. Internal administrative costs are excluded.

Measurement criteria
After initial recognition, financial liabilities are measured at amortised cost with the effective interest method.
An exception is made for short-term liabilities, where time value is immaterial, which are stated at collected amount.

Derecognition criteria
Financial liabilities are derecognised from the balance sheet when they have expired or extinguished. Derecognition also occurs for repurchase of previously-issued bonds. The difference between book value of the liability and amount paid for repurchase is recorded in the statement of income.
Placement of own securities, subsequently to their repurchase, is considered a new issue with recognition at the new placement price.

14. Financial liabilities held for trading

The caption includes the negative value of fair value measurement of derivatives held for trading as well as the negative value of embedded derivatives in combined contracts but which are closely correlated to the latter. It also includes liabilities determined by short selling generated by securities trading activities.
All financial liabilities held for trading are measured at fair value through profit and loss.

15. Financial liabilities designated at fair value through profit and loss

Gruppo Intesa decided not to adopt the so-called "fair value option", in the 2005 financial statements, that is, it did not avail itself of the possibility of measuring at fair value through profit and loss, financial liabilities other than those which IAS 39 requires the application of fair value measurement considering their specific functional destination. Therefore, only financial liabilities held for trading and those which are subject to fair value hedges and hedging derivatives are measured at fair value through profit and loss.

16. Foreign currency transactions

Initial recognition
Foreign currency transactions are recorded, on initial recognition, in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

Reporting at subsequent balance sheet dates
At every close of annual or interim financial statements, captions in foreign currency are measured as follows:
- foreign currency monetary items are translated using the closing rate;
- non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction;
- non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised through profit and loss in the period in which they arise.
When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. Conversely, when a gain or loss on a non-monetary item is recognised through profit and loss, any exchange component of that gain or loss is recognised through profit and loss.

17. Insurance assets and liabilities

Gruppo Intesa's Consolidated financial statements do not include assets or liabilities which present insurance risks.

18. Other information

Treasury shares

Any treasury shares held are directly deducted from equity.
Similarly, their original cost and the profits or losses deriving from their subsequent sale are recorded in equity.

Leasehold improvements

The costs sustained for restructuring property belonging to third parties are capitalised in consideration of the fact that for the duration of the rental contract the using company has control of the assets and may receive their future economic benefits. Such costs, recorded in Other assets as provided for by the instructions of the Bank of Italy, are amortised over a period which must not exceed the duration of the rental contract.

Employee termination indemnities

Employee termination indemnities are recorded based on their actuarial value.
For the purposes of defining actuarial value, the Projected unit credit method is used. This method sets out that future obligations are forecasted using past time-series analyses and the demographic curve and that such future cash flows are discounted based on a market interest rate. The provisions made in each period of service are considered separately and give rise to an additional unit of benefit entitlement for the purposes of the final obligation. The rate used to discount future flows is the average market yield curve on measurement dates, weighted based on percentage amount paid and advanced, for each maturity with respect to the total to be paid and advanced until the expiry of the entire obligation.
Costs to service the plan are accounted for in personnel costs as the net provisions made, provisions accrued in previous years and not yet accounted for, accrued interest and actuarial gains and losses. The latter are recorded using the "corridor approach" that is as the excess cumulated actuarial gains/losses, recorded at the end of the previous period with respect to 10% of present value of the defined benefit obligation. This excess is recorded in the statement of income on the basis of the expected average remaining working life of the participants to the plan.

Provisions for guarantees and commitments

Provisions made on an individual and collective basis, relative to estimated possible disbursements connected to credit risk relative to guarantees and commitments, determined applying the same criteria set out above with respect to loans, are recorded under Other liabilities, as set out by the Instructions of the Bank of Italy.

Share-based payments

Share-based payments are recorded in the statement of income, with a corresponding increase in shareholders' equity, on the basis of the fair value of financial instruments attributed at assignment date, dividing the charge over the period set forth by the plan.
In the case of options, the fair value is calculated using a model which considers, in addition to information such as strike price and expiry date of the option, spot price of the shares and their expected volatility, expected dividends and the risk-free interest rate, as well as the specific characteristics of the plan. The pricing model values the option and the probability of realisation of the condition on the basis of which the options have been assigned. The combination of the two values supplies the fair value of the assigned instrument.
Any decrease in the number of financial instruments granted is accounted for as a cancellation of such instruments.

Recognition of revenues

Revenues are recognised when they are collected or, in case of sale of goods or products, when it is probable that the economic benefits will be received and these benefits may be measured reliably, in case of services, when these have been rendered. In particular:

- interest is recognised on accrual on the basis of the contractual interest rate or the effective interest rate in the case of application of amortised cost;
- overdue interest, which may be provided for by the relevant contracts is recorded in the statement of income solely at the time of collection;
- dividends are posted in the statement of income when their distribution is approved;
- commission income from services is recorded, on the basis of the existence of contractual agreements, in the period in which the services have been rendered;
- revenues from the sale of financial instruments, determined by the difference between transaction price and the fair value of the instrument are recognised in the statement of income at the time of the transaction if the fair value is determinable with reference to parameters or transactions recently closed on the same market. If such values are not easily observable or present a reduced liquidity, the financial instrument is recognised at a value equal to the price of the transaction, net of the commercial margin; the difference with respect to the fair value is recorded in the statement of income during the life of the transaction via a progressive reduction, in the valuation model, of the corrective factor connected to the scant liquidity of the instrument;
- revenues deriving from the sale of non-financial assets are recorded at the date of sale, unless the Group has maintained most of the risks and rewards related to the asset.

Fair value measurement

The fair value is the amount for which an asset may be exchanged or a liability settled between knowledgeable, willing counterparties in an arm's length transaction. Underlying the definition of fair value is a presumption that an entity is a going concern without any need to liquidate or curtail materially the scale of its operations or to undertake a transaction on adverse terms. Fair value reflects the credit quality of the instrument since it incorporates counterparty risk.

Financial instruments

For financial instruments the fair value is determined through the use of prices obtained from financial markets in the case of instruments quoted on active markets or via internal valuation techniques for other financial instruments.

A market is regarded as active if quoted prices, representing actual and regularly occurring market transactions considering a normal reference period, are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency. The following instruments are considered quoted on an active market which respects the characteristics indicated above: mutual funds, spot exchange rates, futures, options, and equities listed on a regulated market and bonds for which it is possible to continuously derive at least a bid and ask price on a quotation service with a bid-ask spread under an interval deemed to be congruous. Lastly, also hedge funds are considered quoted on an active market if these provide for a monthly liquidation of the quotas or, if they do not, if they present liquidability conditions no higher than four months. Conversely, all other securities, derivatives and hedge funds which do not fall in the categories described above are not considered quoted on an active market.

For financial instruments quoted on active markets the current bid price is used for financial assets and the current asking price for financial liabilities, struck on the most advantageous active market to which Banca Intesa had access at the close of the reference period.

For financial instruments for which the bid-ask spread is scarcely significant or for financial assets and liabilities with offsetting market risks, mid-market prices are used (again referred to the last day of the reference period) instead of the bid or ask price.

In case of absence of an active and liquid market the fair value of financial instruments is mostly determined via the use of valuation techniques which have the objective of establishing the price of a hypothetical arm's length transaction, motivated by normal business considerations, at measurement date. Valuation techniques incorporate all factors that market participants consider in setting a price: time value using the risk free rate, insolvency risk, prepayment and

surrender risk, volatility of the financial instrument, as well as, if relevant, foreign exchange rates, raw material prices and stock prices.
In presence of high risk or parameters which are not directly observable on the market for more innovative financial products, the fair value desumed from valuation techniques is prudentially decreased through the application of a correction factor, determined on the basis of the degree of complexity of the valuation model used and the liquidity of the financial instrument. Since liquidity risk tends to decrease as the instrument reaches maturity, the aforementioned correction factor is multiplied by a number which decreases on the basis of the financial product's residual life.
The valuation technique defined for a financial instrument is adopted over time and is modified only following significant changes in market conditions or the subjective conditions related to the issuer of the financial instrument.
As concerns bonds and derivatives, valuation techniques have been defined and refer to current market values of similar instruments, to the time value and to option pricing models, marginally referring to the specific elements of the entity being valued and considering the parameters desumable from the market. The identification and application of the latter is carried out on the basis of the liquidity, depth and observability of reference markets. When using a calculation model, the need to make an adjustment to incorporate counterparty credit risk is considered.
In particular, bonds are measured by discounting future cash flows provided for in the contract, adjusted to consider issuer risk.
For derivatives, in consideration of their number and complexity, a systematic reference framework has been developed which represents the common elements (calculation algorithms, processing models, market data used, basic assumptions of the model) that are used to measure all categories of derivatives.
For equities a hierarchy and an order of valuation techniques have been developed which considers: direct transactions, that is significant transactions on the stock registered in a time frame considered to be sufficiently short with respect to measurement date and in constant market conditions, comparable transactions of companies operating in the same sectors and offering products/services similar to those of the equity investment to be measured, the application of average significant market multiples of comparable companies with respect to balance sheet and statement of income aggregates of the equity investment and, lastly, financial, equity and balance sheet individual valuation methods.
As concerns loans available for sale and assets and liabilities measured at cost or amortised cost, fair value for balance sheet purposes or included in the Notes to the consolidated financial statements is calculated as set out below:

- for fixed rate medium- and long-term assets and liabilities', measurement is mainly carried out by discounting future cash flows. This is defined applying a risk neutral approach, that is using a risk-free rate and correcting contractual future cash flows to consider the counterparty's credit risk, represented by the parameters Probability of Default (PD) and Loss Given Default (LGD);
- for variable rate assets and liabilities on demand or with short maturities book value net of collective/individual adjustments, represents a good proxy of fair value;
- for securities issued with floating rates and with fixed rates and short-term maturities, book value at inception is deemed to be a reasonable proxy of the fair value considering that it reflects the changes in both the yield curve and proxy in the credit risk associated to the issuer;
- for securities issued with fixed rates and a medium- or long-term maturity and for structured bonds with fair value hedges, the book value determined for the purposes of hedge accounting already considers market risk. For these securities, in the determination of the fair value indicated in the Notes to the consolidated financial statements, changes in the credit spread are not considered because of their immateriality.

Non-financial assets

As concerns investment property, for which the fair value is calculated only for the purposes of information to be provided in the Notes to the consolidated financial statements, reference is made to values determined, mainly via independent expert opinions, considering transactions at current prices in an active market for similar real estate properties, in the same location and conditions as well as subject to similar conditions in terms of rentals and other contracts.

Amortised cost measurement

Amortised cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition net of any principal repayments, plus or minus cumulative amortisation, calculated using the effective interest rate method, of any difference between initial amount and amount at maturity and net of any reduction for impairment.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or through the subsequent date for recalculation of the price to the net carrying amount of the financial asset or financial liability. For the calculation of the present value the effective interest rate is applied to the flow of future cash receipts or payments through the entire useful life of the financial asset or liability – or for a shorter period when certain conditions recur (for example review of market interest rates).

After initial recognition, amortised cost enables to allocate revenues and costs directly by decreasing or increasing the value of the instrument over the entire expected life of the instrument via the amortisation process. The determination of amortised cost is different depending on the fact that financial assets/liabilities have fixed or variable rates and – in this last case – if the volatility of the rate is known or not beforehand. For instruments with fixed rate or fixed rate by time bands, future cash flows are quantified on the basis of the known interest rate (sole or variable) over the life of the financing. For financial assets/liabilities with variable rate, for which the volatility is not known beforehand (for example because it is linked to an index), the determination of cash flows is carried out based on the last rate available. At every revision of the interest rate the amortisation plan and the effective interest rate for the entire life of the investment, that is, until maturity, are recalculated. Any changes are recorded in the statement of income as income or loss.

Loans, investments held to maturity and financial assets available for sale, payables and securities issued are measured at amortised cost.

Financial assets and liabilities traded at market conditions are initially recognised at fair value, which normally corresponds to the amount disbursed or paid including, for instruments measured at amortised cost, transaction costs and any directly attributable fees.

Transaction costs include internal or external marginal costs and income attributable to the issue, the acquisition or the disposal of a financial instrument which are not debited to the client. Such commissions, which must be directly attributable to the single financial asset or liability, modify the original effective interest rate, thereby the effective interest rate associated to the transaction differs from contractual interest rate. Transaction costs do not include costs/income referred to more than one transaction and the components related to events which may occur during the life of the financial instrument, but which are not certain at the time of the initial agreement, such as for example: commissions for distribution, for non-use, for advance termination, for underwriting, for facility and arrangement. Furthermore, amortised cost does not include costs which would be sustained independently from the transaction (e.g. administrative and communication costs, stationery expenses), those, which though directly attributable to the transaction are part of standard practice for the management of the financing (e.g. activities related to the loan granting process), as well as commissions of services received following structured finance activities which would in any case have been received independently from the subsequent financing of the transaction and, lastly, intergroup costs and income.

With reference to loans, the following costs are considered directly attributable to the financial instrument: fees paid to distribution networks, fees paid for the origination and/or the participation to syndicated loans and lastly, up-front commissions correlated to loans disbursed at rates exceeding market rates. Income considered in the calculation of amortised cost includes: up-front commissions correlated to loans disbursed at rates under market rates, income for the participation of syndicated loans and brokerage commissions received.

As concerns securities not classified as held for trading, the following are considered transaction costs: commissions on contracts with brokers operating on the Italian stock exchange, commissions paid to dealers operating on the Italian and foreign stock and bond markets defined on the basis of the commission tables. Stamp duty is not considered in amortised cost since immaterial.

For securities issued, amortised cost considers placement commissions on bond issues paid to third parties, amounts paid to Exchanges and compensation paid to Independent auditors for the activities performed for each single issue, while amortised cost does not consider

commissions paid to rating agencies, legal and advisory/review expenses for the annual update of prospectuses, the costs for the use of indexes and commissions which originate during the life of the bond issue.
Amortised cost is also applied for the measurement of loss incurred by the financial instruments listed above as well as for the measurement of instruments issued or purchased at a value other than fair value. The latter are measured at fair value, instead of the amount collected or paid, by discounting expected future cash flows at a rate equal to the effective interest rate of similar instruments (in terms of credit rating, contractual expiry, currency, etc.), with the simultaneous registration in the statement of income of a financial charge or income; after initial recognition, these are measured at amortised cost with the registration of higher or lower effective interest with respect to nominal interest. Lastly, also structured assets and liabilities which are not recognised at fair value through profit and loss for which the embedded derivative has been separated from the financial instrument are measured at amortised cost.
The amortised cost measurement criteria is not applied to financial assets/liabilities hedged for which fair value changes related to the risk hedged are recorded through profit and loss. The financial instrument is again measured at amortised cost in case of hedge termination; from that moment the fair value changes recorded before are amortised, calculating a new effective interest rate which considers the value of the loan adjusted by the fair value of the hedged part, until the natural expiry of the hedge. Furthermore, as already mentioned in the paragraph relative to measurement criteria of due to and from banks and customers and securities issued, measurement at amortised cost is not applied to short-term assets/liabilities for which the time value is deemed to be immaterial and to loans without a definite maturity or revocable.

Impairment of assets

Financial assets
At every balance sheet date financial assets not classified in Financial assets held for trading are subject to impairment test for the purpose of assessing if there is objective evidence which leads to deem that the carrying value of such assets is not fully recoverable.
A permanent loss occurs if there is objective evidence of a reduction in future cash flows with respect to those originally estimated, following specific events; the loss must be quantified in a reliable way and must be incurred and not merely expected.
The measurement of impairment is carried out on an individual basis for financial assets which present specific evidence of losses and collectively, for financial assets for which individual measurement is not required or do not lead to adjustments. Collective measurement is based on the identification of portfolios of financial assets with the same risk characteristics as concerns the borrower/issuer, the economic sector, the geographic area, the presence of any guarantees and other relevant factors.
With reference to loans to customers and due from banks, positions attributed the status of doubtful, substandard, restructured or past due according to the definitions of Bank of Italy, consistent with IAS/IFRS, are subject to individual measurement.
Such non-performing loans undergo an individual measurement process and the amount of the adjustment of each loan is the difference between its carrying value at the time of measurement (amortised cost) and the present value of expected future cash flows, discounted using the original effective interest rate.
Expected cash flows consider expected recovery periods, presumed realisable value of guarantees as well as the costs sustained for the recovery of credit exposure. Cash flows relative to loans which are deemed to be recovered in the short term are not discounted, since the time value is immaterial.
Loans for which no objective evidence of loss has emerged from individual measurement are subject to collective measurement. Collective measurement occurs for homogeneous loan categories in terms of credit risk and the relative loss percentages are estimated considering past time-series, founded on observable elements at measurement date, that enable to estimate the value of the latent loss in each loan category. Measurement also considers the risk connected to the borrower's resident Country.
The determination of provisions on performing loans is carried out identifying the highest possible synergies (as permitted by the various legislations) with the supervisory approach contained in the "New capital accord" generally known as Basel II. In particular, the parameters

of the calculation model set out in the new supervisory provisions, namely, Probability of Default (PD) and Loss Given Default (LGD), are used – where already available – also for the purposes of financial statement valuation. The relationship between the two aforementioned parameters represents the starting point for loan segmentation, since they summarise the relevant factors considered by IAS/IFRS for the determination of the homogenous categories and for the calculation of provisions. The time period of a year used for the determination of the probability of default is deemed to approximate the notion of incurred loss, that is, the loss based on current events but not yet included by the entity in the review of the risk of the specific customer, set forth by international accounting principles.
For financial assets available for sale, a negative change in fair value is considered impairment only if the loss is deemed to be permanent; in this case cumulated loss recorded in the year and any valuation reserve are registered in the statement of income. The impairment test is applied if one of the following conditions occurs: decrease in the fair value exceeding 20% of the original book value or decrease in the fair value persisting for a period of 24 months. Furthermore, for equities, the presence of one of these two elements is considered objective evidence of impairment: decrease in the rating by over 2 notches, market capitalisation significantly under book value, the launch of a debt restructuring programme, a significant contraction in book value of shareholders' equity.
As concerns valuation techniques used to calculate fair value, please refer to the relevant illustrative chapter.

Investments in associates and companies subject to joint control
Consolidated direct and indirect investments are subject to the impairment process; in particular, with reference to goodwill recorded in Gruppo Intesa's consolidated financial statements, deriving from the registration of investments at a value exceeding the relevant shareholders' equity, the impairment process is conducted via the estimate of the recoverable amount of cash-generating units represented by the juridical entity or by a specific business to which such goodwill has been allocated.
The impairment process is conducted on an annual basis for each investment which leads to record goodwill in the Parent Company or consolidated financial statements, and only in presence of signs of impairment (represented by the situations already indicated above with reference to financial assets available for sale) for the remaining investments.
The impairment process entails the determination of recoverable amount, represented by the higher between fair value less costs to sell and value in use.
As concerns valuation techniques used to calculate fair value less costs to sell, please refer to the relevant illustrative chapter herein.
Value in use is the current value of expected future cash flows from the asset undergoing the impairment process; it reflects estimated expected future cash flows from the asset, the estimate of possible changes in the amount and/or timing of cash flows, time value of money, the price able to repay the risk of the asset and other factors such as for example the illiquidity of the asset, which may affect the appreciation by market participants of expected future cash flows from the asset.
Value in use is determined by discounting future cash flows (DCF - Discounted Cash Flow).

Other non-financial assets
Property, equipment and intangible assets with definite useful life are subject to impairment test if there is the indication that the book value of the asset may no longer be recovered. Recoverable amount is determined with reference to the fair value of the property and equipment or intangible assets less costs to sell or the value in use if determinable and if it is higher than fair value.
As concerns property, fair value is mostly determined on the basis of an opinion prepared by an independent expert. The expert opinion is periodically renewed every time these is a change in real estate market trends which might lead to deem that previous estimates are no longer accurate and in any case every three years. Impairment is recorded only in the case that the fair value less costs to sell or value in use is lower than carrying value for a continuous period of three years.
For other property, equipment and intangible assets (other than goodwill) it is assumed that carrying value normally corresponds to value in use, since determined by a depreciation or

amortisation process estimated on the basis of the effective contribution of the asset to the production process and since the determination of fair value is extremely subjective. The two values diverge and lead to impairment, in case of damages, exit from the production process or other similar non-recurring circumstances.

Criteria for the preparation of segment reporting

The business areas which make up the primary segment are defined on the basis of the Group's organisational and governance structure. Preparation criteria and the contents are therefore consistent with the internal reporting periodically prepared for top executives (management reporting).

The Group is made up of four divisions, which operate alongside central structures which are in charge of ensuring governance and control. In particular:

- the Retail Division serves Households, SMEs and Non-Profit Entities. It provides the following services: private banking, wealth management, management of electronic payment instruments, industrial credit and leasing;
- the Italian Subsidiary Banks Division which groups subsidiary banks with a markedly local vocation: Cariparma, FriulAdria, Banca di Trento e Bolzano, Biverbanca and Intesa Casse del Centro;
- the International Subsidiary Banks Division coordinates subsidiaries which carry out retail and commercial banking activities in Central-Eastern Europe: PBZ in Croatia, VUB in Slovakia, Banca Intesa Beograd (former Delta Banka) in Serbia and Montenegro, CIB in Hungary and KMB Bank in the Russian Federation;
- the Corporate Division manages relations with large companies, financial institutions and with the public sector (State and local authorities); it includes mergers and acquisitions, structured finance, merchant banking, capital markets (Banca Caboto) and global custody. It is also in charge of the international network made up of branches, representative offices and subsidiaries which carry out corporate banking activities.

As already indicated above, starting from 1st January 2006 relations with the public sector have been transferred to Banca Intesa Infrastrutture e Sviluppo, a newly-established company destined to provide an integrated offering for this customer segment.

Geographic areas which make up secondary segment reporting disclosures are defined on the basis of the territorial breakdown of Group activities and consider both the economic and strategic importance and the potential of the reference markets. Such areas are identified by geographic groups defined on the basis of the residence of the juridical entities which make up the Group:

- Italy;
- Eastern Europe;
- Other Countries.

The attribution of economic and balance sheet results to the various sectors is based on the accounting principles used in the preparation and presentation of the consolidated financial statements and is consistent with provisions set out in IAS 14.

As concerns the measurement of revenues and costs deriving from inter-segment transactions, the application of a contribution model at multiple Internal Transfer Rates permits the correct attribution of net interest income to the divisions of the Parent Company. Specific agreements with Group companies regulate the application of transfer pricing for economic components relative to transactions which set out the distribution of results between product factories/service units and relationship entities/customer units.

Part B – Information on the consolidated balance sheet

ASSETS

SECTION 1 - CASH AND CASH EQUIVALENTS – CAPTION 10

1.1 Cash and cash equivalents: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(§)]
a) Cash	1,563	1,442
b) On demand deposits with Central Banks	234	343
Total	**1,797**	**1,785**

[(§)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

SECTION 2 - FINANCIAL ASSETS HELD FOR TRADING - CAPTION 20

2.1 Financial assets held for trading: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [(§)]	
	Quoted	Unquoted	Quoted	Unquoted
A. Cash assets				
1. Debt securities	12,493	14,157	18,108	13,783
2. Equities [(a)]	1,972	1,084	2,175	418
3. Loans	-	-	-	-
4. Non-performing assets	-	-	-	-
5. Assets sold not derecognised	5,017	297	-	-
Total A	**19,482**	**15,538**	**20,283**	**14,201**
B. Derivatives				
1. Financial derivatives	123	15,150	104	23,279
2. Credit derivatives	-	774	-	340
Total B	**123**	**15,924**	**104**	**23,619**
TOTAL (A+B)	**19,605**	**31,462**	**20,387**	**37,820**

[(§)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

[(a)] The caption includes quotas of UCITS.

Cash assets are classified as quoted or unquoted based on the fact that such assets have or do not have a price in an active market, as illustrated in Part A – Accounting policies. Quoted derivatives included only derivatives listed in regulated markets.

In compliance with Bank of Italy instructions, variation margins with Clearing Houses related to futures are recorded under Loans to customers.
Equities also include quotas of UCITS for 795 million euro and hedge funds for 424 million euro. Equities measured at cost represent an immaterial portion of the subcaption.
Subcaption A.5. Assets sold not derecognised includes securities related to repurchase agreements.

2.2 Financial assets held for trading: borrower/issuer breakdown

Information contained in Part E of these Notes, in the table: Financial assets – borrower/issuer breakdown.

2.3 Financial assets held for trading: trading derivatives

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	31.12.2005	31.12.2004 except IAS 39 [(*)]
A) QUOTED DERIVATIVES							
1) Financial derivatives	**15**	**-**	**105**	**-**	**3**	**123**	**104**
with exchange of underlying asset	4	-	15	-	-	19	2
- options bought	*1*	-	*14*	-	-	*15*	*2*
- other derivatives	*3*	-	*1*	-	-	*4*	-
without exchange of underlying asset	11	-	90	-	3	104	102
- options bought	*3*	-	*81*	-	*3*	*87*	*92*
- other derivatives	*8*	-	*9*	-	-	*17*	*10*
2) Credit derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
Total A	**15**	**-**	**105**	**-**	**3**	**123**	**104**
B) UNQUOTED DERIVATIVES							
1) Financial derivatives	**12,846**	**1,201**	**1,103**	**-**	**-**	**15,150**	**23,279**
with exchange of underlying asset	-	1,186	27	-	-	1,213	1,878
- options bought	-	*53*	*25*	-	-	*78*	*30*
- other derivatives	-	*1,133*	*2*	-	-	*1,135*	*1,848*
without exchange of underlying asset	12,846	15	1,076	-	-	13,937	21,401
- options bought	*2,555*	*4*	*992*	-	-	*3,551*	*3,777*
- other derivatives	*10,291*	*11*	*84*	-	-	*10,386*	*17,624*
2) Credit derivatives	-	-	-	**774**	-	**774**	**340**
with exchange of underlying asset	-	-	-	740	-	740	43
without exchange of underlying asset	-	-	-	34	-	34	297
Total B	**12,846**	**1,201**	**1,103**	**774**	**-**	**15,924**	**23,619**
TOTAL (A + B)	**12,861**	**1,201**	**1,208**	**774**	**3**	**16,047**	**23,723**

[(*)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The table above presents breakdown of derivatives on the basis of underlying risk. The column Other includes derivative contracts which present more risk types.
The figures in the table above, together with those set out in table 4.4 relative to Financial liabilities held for trading, differ from breakdown in the corresponding table in the Report on operations since in the latter contracts with multiple risks are attributed to the prevailing risk category.

2.4 Financial assets held for trading (other than those sold not derecognised and non-performing): annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 3 - FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS - CAPTION 30

Caption not applicable to Gruppo Intesa.

SECTION 4 - FINANCIAL ASSETS AVAILABLE FOR SALE – CAPTION 40

4.1 Financial assets available for sale: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [5]	
	Quoted	Unquoted	Quoted	Unquoted
1. Debt securities	922	1,132	-	-
2. Equities [a]	747	1,260	-	-
2.1 Measured at fair value	*747*	*1,236*	-	-
2.2 Measured at cost	-	*24*	-	-
3. Loans	-	314	-	-
4. Non-performing assets	-	4	-	-
5. Assets sold not derecognised	-	-	-	-
Total	**1,669**	**2,710**	**-**	**-**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

[a] The caption includes the quotas of UCITS.

On the basis of the decisions regarding comparative figures illustrated in Part A – Accounting policies, all securities not included in the investment portfolio (as provided for by Legislative Decree 87/92), as at 31st December 2004, are recorded in the caption Financial assets held for trading; securities which were posted in the investment portfolio are classified under Investments held to maturity. Therefore, no securities have been restated in the captions Due from banks, Loans to customers and Financial assets available for sale.
Equities also include quotas of UCITS of 15 million euro.
Loans, as illustrated in Part A – Accounting policies, refer to portions of syndicated loans underwritten and destined to be subsequently sold.
As concerns the subcaption Non-performing assets, please refer to Part E – Information on risks and relative hedging policies, Section – Credit risk.

4.2 Financial assets available for sale: borrower/issuer breakdown

Information contained in Part E of these Notes, in the table: Financial assets – borrower/issuer breakdown.

4.3 Financial assets available for sale: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [a]			
- Financial assets available for sale	310	-	-	-	-	-	-	-	-	4,069	4,379

[a] Includes forecasted transactions.

4.4 Financial assets available for sale: assets with specific hedges

Information is indicated in table 4.3 above.

4.5 Financial assets available for sale (other than those sold not derecognised and non-performing): annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 5 - INVESTMENTS HELD TO MATURITY – CAPTION 50

5.1 Investments held to maturity: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [5]	
	Book value	Fair value	Book value	Fair value
1. Debt securities	2,809	2,792	5,219	5,695
2. Loans	-	-	-	-
3. Non-performing assets	1	1	-	-
4. Assets sold not derecognised	-	-	-	-
Total	**2,810**	**2,793**	**5,219**	**5,695**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

For the illustration of the criteria for the determination of the fair value reference must be made to Part A – Accounting policies.

5.2 Investments held to maturity: borrowers/issuers

Information contained in Part E of these Notes, in the table: Financial assets – borrower/issuer breakdown.

5.3 Investments held to maturity: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [(a)]			
- Investment held to maturity	-	-	-	-	-	-	-	-	-	2,810	2,810

[(a)] Includes forecasted transactions.

5.4 Investments held to maturity (other than assets sold not derecognised and non-performing): annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 6 – DUE FROM BANKS – CAPTION 60

6.1 Due from banks: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
A. Due from Central Banks	**2,848**	**2,636**
1. Time deposits	274	88
2. Compulsory reserve	1,968	1,850
3. Repurchase agreements	604	691
4. Other	2	7
B. Due from banks	**24,263**	**26,220**
1. Current accounts and deposits	2,518	2,256
2. Time deposits	6,830	5,189
3. Other loans	14,637	18,725
3.1 Repurchase agreements	*12,655*	*15,045*
3.2 Finance leases	-	-
3.3 Other	*1,982*	*3,680*
4. Debt securities	223	-
4.1 Structured	-	-
4.2 Other	*223*	-
5. Non-performing assets	1	1
6. Assets sold not derecognised	-	-
7. Trade receivables	54	49
Total (book value)	**27,111**	**28,856**
Total (fair value)	**27,123**	**-**

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

On the basis of the decisions regarding comparative figures illustrated in Part A – Accounting policies, all securities not included in the investment portfolio as provided for by Legislative Decree 87/92, as at 31st December 2004, are recorded in the caption Financial assets held for trading; securities which were posted in the investment portfolio are

classified under Investments held to maturity. Therefore, no securities have been restated in the captions Due from banks, Loans to customers and Financial assets available for sale.
As concerns the subcaption Non-performing assets, please refer to Part E – Information on risks and relative hedging policies, Section – Credit risk.
The subcaption B.7 Trade receivables includes due from banks for services rendered.

6.2 Due from banks: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [a]			
- Due from banks	1,007	-	-	-	-	61	224	-	-	25,819	27,111

[a] Includes forecasted transactions.

6.3 Finance leases

As at 31st December 2005 there were no lease receivables from banks.

SECTION 7 – LOANS TO CUSTOMERS – CAPTION 70

7.1 Loans to customers: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [S]
1. Current accounts	19,370	19,074
2. Repurchase agreements	3,692	5,641
3. Mortgages	76,387	69,132
4. Credit card loans, personal loans and transfer of one fifth of salaries	5,909	4,155
5. Finance leases	7,993	7,101
6. Factoring	4,974	6,466
7. Other operations	42,806	39,940
8. Debt securities	2,685	-
9. Non-performing assets	5,160	8,078
10. Assets sold not derecognised	-	-
11. Trade receivables	502	178
Total (book value)	**169,478**	**159,765**
Total (fair value)	**170,502**	-

[S] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.
On the basis of the decisions regarding comparative figures illustrated in Part A – Accounting policies, all securities not included in the investment portfolio (as provided for by Legislative Decree 87/92), as at 31st December 2004, are recorded in the caption Financial assets held for trading; securities which were posted in the investment portfolio are classified under Investments held to maturity. Therefore, no securities have been restated in the captions Due from banks, Loans to customers and Financial assets available for sale.

Loans deriving from factoring activities include:

- receivables acquired without recourse for which the substantial transfer to the factoring company of the risks and rewards has been verified;
- loans deriving from factoring activities, that is advances on with recourse transactions;
- advances made to the seller in factoring without recourse transactions for which the precondition of the transfer of risks and rewards from the seller to the factor is not verified.

As concerns the subcaption Non-performing assets, please refer to Part E – Information on risks and relative hedging policies, Section – Credit risk. With reference to 8,078 million euro in 2004, it must be noted that the figure includes doubtful loans sold in 2005 that had not been restated in the caption Non-current assets held for sale and discontinued operations. The subcaption B.7 Trade receivables includes loans to customers for services rendered.

7.2 Loans to customers: borrower/issuer breakdown

Information contained in Part E of these Notes, in the table: Financial assets – borrower/issuer breakdown.

7.3 Loans to customers: hedged assets

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [a]			
- Loans to customers	945	-	-	-	258	-	-	-	-	168,275	169,478

[a] Includes expected transactions.

As illustrated in Part A – Accounting policies and Part E – Information on risks and relative hedging policies, loans to customers are mainly hedged via cash flow hedges of variable rate funding represented by securities, to the extent to which this is used to finance fixed rate investments.

7.4 Finance leases

(in millions of euro)

Time bands	31.12.2005						
	Explicit loans	Loans for assets to be leased	Minimum lease payments			Gross investment	
			Capital	*of which guaranteed residual value*	Interest		*of which unguaranteed residual value*
Up to 3 months	45	-	352	*5*	71	425	*6*
Between 3 and 12 months	-	-	1,176	*10*	248	1,424	*25*
Between 1 and 5 years	-	-	3,865	*16*	637	4,500	*249*
Over 5 years	-	-	1,953	*5*	226	2,186	*663*
Unspecified maturity	81	808	124	-	-	117	-
Total, gross	**126**	**808**	**7,470**	***36***	**1,182**	**8,652**	***943***
Adjustments	-24	-	-146	-	-	-146	-
- individual	*-24*	-	*-73*	-	-	*-73*	-
- collective	-	-	*-73*	-	-	*-73*	-
Total, net	**102**	**808**	**7,324**	***36***	**1,182**	**8,506**	***943***

The table shows the reconciliation between gross investment and the present value of minimum lease payments (capital). Loans (8,234 million euro) include non-performing loans of 241 million euro.

Finance lease receivables, as already pointed out in Part A – Accounting policies, include loans related to buildings under construction and assets to be leased of 808 million euro

SECTION 8 – HEDGING DERIVATIVES – CAPTION 80 OF ASSETS AND CAPTION 60 OF LIABILITIES

As concerns the objectives and the strategies underlying hedging transactions please refer to information provided in Part E – Information on risks and relative hedging policies, Section 2 – Market risks.

Solely derivatives traded on regulated markets are considered quoted derivatives. For futures, on the basis of the instructions issued by the Bank of Italy, the relative margins are recorded under the caption Loans to customers.

8.1 Hedging derivatives

Caption 80 of assets: breakdown by type of derivative and underlying asset

(in millions of euro)

Type of derivatives/Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	Total
A) QUOTED DERIVATIVES						
1) Financial derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
- *options bought*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
- *options bought*	-	-	-	-	-	-
- *other derivatives*	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B) UNQUOTED DERIVATIVES						
1) Financial derivatives	**1,244**	**34**	-	-	-	**1,278**
with exchange of underlying asset	-	20	-	-	-	20
- *options bought*	-	-	-	-	-	-
- *other derivatives*	-	*20*	-	-	-	*20*
without exchange of underlying asset	1,244	14	-	-	-	1,258
- *options bought*	-	-	-	-	-	-
- *other derivatives*	*1,244*	*14*	-	-	-	*1,258*
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total B	**1,244**	**34**	-	-	-	**1,278**
TOTAL (A+B) 31.12.2005	**1,244**	**34**	-	-	-	**1,278**

Caption 60 of liabilities: breakdown by type of derivative and underlying asset

(in millions of euro)

Type of derivatives/Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	Total
A) QUOTED DERIVATIVES						
1) Financial derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
- options issued	-	-	-	-	-	-
- other derivatives	-	-	-	-	-	-
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total A	-	-	-	-	-	-
B) UNQUOTED DERIVATIVES						
1) Financial derivatives	**1,381**	**29**	-	-	-	**1,410**
with exchange of underlying asset	-	29	-	-	-	29
- options issued	-	-	-	-	-	-
- other derivatives	-	*29*	-	-	-	*29*
without exchange of underlying asset	1,381	-	-	-	-	1,381
- options issued	-	-	-	-	-	-
- other derivatives	*1,381*	-	-	-	-	*1,381*
2) Credit derivatives	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-
Total B	**1,381**	**29**	-	-	-	**1,410**
TOTAL (A+B) 31.12.2005	**1,381**	**29**	-	-	-	**1,410**

The tables indicate positive and negative values of hedging derivatives.

The respective assets/liabilities hedged are indicated in specific tables included in the illustration of the single captions.

It must be noted that comparative figures as at 31st December 2004 are not indicated since IAS 39 was applied as of 1st January 2005.

8.2 Hedging derivatives

Caption 80 of assets: breakdown by hedged portfolio and type of hedge

(in millions of euro)

Operations/Type of hedge	Fair value						Cash flow	
	Specific					Generic	Specific	Generic
	interest rate risk	foreign exchange risk	credit risk	price risk	various risks			
1. Financial assets available for sale	1	-	-	-	-	X	-	X
2. Loans	39	-	-	X	-	X	16	X
3. Investments held to maturity	X	-	-	X	-	X	-	X
4. Portfolio	X	X	X	X	X	-	X	-
Total assets	**40**	**-**	**-**	**-**	**-**	**-**	**16**	**-**
1. Financial liabilities	1,188	-	-	X	23	X	1	X
2. Portfolio	X	X	X	X	X	-	X	10
Total liabilities	**1,188**	**-**	**-**	**-**	**23**	**-**	**1**	**10**

Caption 60 of liabilities: breakdown by hedged portfolio and type of hedge

(in millions of euro)

Operations/Type of hedge	Fair value						Cash flow	
	Specific					Generic	Specific	Generic
	interest rate risk	foreign exchange risk	credit risk	price risk	various risks			
1. Financial assets available for sale	34	-	-	-	-	-	-	-
2. Loans	15	1	-	-	7	-	-	-
3. Investments held to maturity	X	-	-	-	-	-	-	X
4. Portfolio	X	X	X	X	X	X	X	-
Total assets	**49**	**1**	**-**	**-**	**7**	**-**	**-**	**-**
1. Financial liabilities	1,219	-	-	-	28	-	-	X
2. Portfolio	X	X	-	X	X	-	X	106
Total liabilities	**1,219**	**-**	**-**	**-**	**28**	**-**	**-**	**106**

The tables respectively indicate positive and negative fair values of hedging derivatives, broken down in relation to asset or liability hedged and type of hedge. These mostly refer to fair value hedges of liabilities issued and fair value hedges of loans and Financial assets available for sale. Cash flow hedges mostly refer to floating rate securities used to fund fixed rate investments.

SECTION 9 – FAIR VALUE CHANGE OF ASSETS IN HEDGED PORTFOLIOS – CAPTION 90

Caption not applicable to Gruppo Intesa.

SECTION 10 – INVESTMENTS IN ASSOCIATES AND COMPANIES SUBJECT TO JOINT CONTROL – CAPTION 100

10.1 Investments in companies subject to joint control (carried at equity) and in companies subject to significant influence: information on equity stakes

	Registered office	Type of relationship (a)	Investment		Votes available %
			Direct ownership	% held	
A. COMPANIES SUBJECT TO JOINT CONTROL					
1. Agos S.p.A.	Milano	7	Banca Intesa	49.00	49.00
2. Augusto S.r.l.	Milano	7	Banca Intesa	5.00	5.00
3. Caralt S.p.A.	Alessandria	7	Banca Intesa	35.00	35.00
4. Colombo S.r.l.	Milano	7	Banca Intesa	5.00	5.00
5. Consorzio per gli Studi Universitari a Distanza S.c.a.r.l.	Cagliari	7	Banca Cis	33.33	33.33
6. Diocleziano S.r.l.	Milano	7	Banca Intesa	5.00	5.00
7. I2 Capital S.p.A. (*)	Ivrea	7	Banca Intesa	8.01	8.01
8. Leonardo Technology S.p.A.	Milano	7	Banca Intesa	33.33	33.33
9. Luxiprivilège Conseil S.A.	Lussemburgo	7	Société Européenne de Banque	50.00	50.00
10. Monte Mario 2000 S.r.l.	Roma	7	Intesa Real Estate	47.50	47.50
11. Nextra Investment Management S.G.R. S.p.A.	Milano	7	Banca Intesa	32.05	32.05
			Intesa Holding Asset Management	2.95	2.95
12. PBZ Croatia Osiguranje Public Limited Company	Zagabria	7	Privredna Banka Zagreb	50.00	50.00
13. Po Vita Compagnia di Assicurazioni S.p.A.	Parma	7	C.R. di Parma e Piacenza	50.00	50.00
14. Shanghai Sino-Italy Business Advisory Company Limited	Shanghai	7	Banca Intesa	40.00	40.00
15. VUB GENERALI dochodkova spravcovska spolocnost, a.s.	Bratislava	7	Vseobecna Uverova Banka	50.00	50.00
B. INVESTMENT IN ASSOCIATES					
1. Autostrade Lombarde S.p.A.	Bergamo	8	Banca Intesa	3.80	3.80
2. Banca Generali S.p.A.	Trieste	8	Banca Intesa	25.00	25.00
3. Banca Impresa Lazio S.p.A.	Roma	8	Banca Intesa	12.00	12.00
4. BCLUX CONSEIL S.A.	Lussemburgo	8	Société Européenne de Banque	50.00	50.00
5. Bolzoni S.p.A. (*)	Podenzano	8	Banca Intesa	28.36	28.36
6. Burza Cennych Papierov v Bratislave a.s.	Bratislava	8	Vseobecna Uverova Banka	20.20	20.20
7. Camigliati Scuola Management Territoriale S.c.r.l.	Camigliatello Silano	8	Intesa Formazione	20.00	20.00
8. Cassa di Risparmio della Provincia di Teramo S.p.A.	Teramo	8	Banca Intesa	20.00	20.00
9. Cassa di Risparmio di Fermo S.p.A.	Fermo	8	Banca Intesa	33.33	33.33
10. Castello Gestione Crediti S.r.l.	Milano	8	Banca Intesa	19.00	19.00
11. Cedacri S.p.A.	Collecchio	8	C.R. di Biella e Vercelli	5.48	5.48
			Intesa Casse del Centro	3.01	3.01
12. Collegamenti Integrati Veloci CIV S.p.A.	Tortona	8	Banca Intesa	5.00	5.00
13. Euromilano S.p.A. (*)	Milano	8	Banca Intesa	37.50	37.50
14. Europrogetti e Finanza S.p.A.	Roma	8	Banca Intesa	15.97	15.97
15. F.I.L.A. Fabbrica Italiana Lapis e Affini S.p.A. (*)	Milano	8	Banca Intesa	20.00	20.00
16. Fiere di Parma S.p.A.	Parma	8	C.R. Parma e Piacenza	17.33	17.33
17. Finance Lab S.r.l.	Pordenone	8	Banca Popolare Friuladria	40.00	40.00
18. Giraglia Immobiliare S.p.A. (*)	Milano	8	Banca Intesa	20.02	20.02
19. Ifas Gruppo S.p.A. (*)	Torino	8	Banca Intesa	45.00	45.00
20. International Sailing Boats - ISB S.r.l. (*)	Forlì	8	Banca Intesa	31.99	31.99
21. Intesa Soditic Trade Finance Ltd.	Londra	8	Intesa Holding International	50.00	50.00
22. Intesa Vita S.p.A.	Milano	8	Banca Intesa	50.00	44.44
23. Lazard & Co. S.r.l.	Milano	8	Banca Intesa	40.00	40.00
24. Mater-Bi S.p.A. (*)	Milano	8	Banca Intesa	34.48	34.48
25. Neubor Glass S.p.A.	S.Vito al Tagliamento	8	Banca Popolare FriulAdria	26.66	26.66
26. Nextra Alternative Investments S.G.R. S.p.A.	Milano	8	Banca Intesa	10.00	10.00
27. Obiettivo Nord - Est Sicav	Venezia Marghera	8	Banca Intesa	13.73	13.73
28. P.B. S.r.l. (*)	Milano	8	Banca Intesa	42.24	42.24
29. Parmafactor S.p.A.	Collecchio	8	Banca Intesa	10.00	10.00
			C.R. di Parma e Piacenza	10.00	10.00
30. Pirelli & C. S.p.A. (*)	Milano	8	Banca Intesa	1.54	1.58
31. R.C.N. Finanziaria S.p.A. (*)	Mantova	8	Banca Intesa	23.96	23.96

	Registered office	Type of relation-ship (a)	Investment		Votes available %
			Direct ownership	% held	
32. Rizzoli Corriere della Sera MediaGroup S.p.A. (#)	Milano	8	Banca Intesa	4.58	4.77
33. Saper Participacoes Ltda	San Paolo	8	SATA	37.90	37.90
34. Società per i Servizi Bancari S.p.A.	Milano	8	Banca Intesa	17.52	17.52
			Banca di Trento e Bolzano	0.23	0.23
			Banca Popolare FriulAdria	0.06	0.06
			C.R. della Provincia di Viterbo	0.05	0.05
			C.R. di Ascoli Piceno	0.02	0.02
			C.R. di Biella e Vercelli	0.11	0.11
			C.R. di Città di Castello	0.04	0.04
			C.R. di Foligno	0.04	0.04
			C.R. di Parma e Piacenza	0.21	0.21
			C.R. di Rieti	0.05	0.05
			C.R. di Spoleto	0.01	0.01
			C.R. di Terni	0.04	0.04
35. Slovak Banking Credit Bureau s.r.o.	Bratislava	8	Vseobecna Uverova Banka	33.33	33.33
36. Synesis Finanziaria S.p.A. (#)	Torino	8	Banca Intesa	25.00	25.00
37. Tangenziali Esterne di Milano S.p.A.	Milano	8	Banca Intesa	5.00	5.00
38. Termomeccanica S.p.A. (#)	La Spezia	8	Banca Intesa	33.29	33.29
39. Turismo & Immobiliare S.p.A. (#)	Milano	8	Banca Intesa	25.00	25.00
40. Uno A Erre Italia S.p.A. (ex Ecc Holding) (#)	Arezzo	8	Banca Intesa	24.33	24.33
41. UPI Banka d.d.	Sarajevo	8	Intesa Holding International	35.02	35.02

(a) Type of relationship:
1 - majority of voting rights at Ordinary Shareholders' Meeting;
2 - dominant influence at Ordinary Shareholders' Meeting;
3 - agreements with other Shareholders;
4 - other forms of control;
5 - common management as defined in Art. 26.1 of the "Legislative Decree 87/92";
6 - common management as defined in Art. 26.2 of the "Legislative Decree 87/92";
7 - joint control;
8 - associate.

(#) Companies from merchant banking activities.

The illustration of the criteria and the methods for the definition of the consolidation area and the motivations which determine that a company is subject to joint control or significant influence is contained in Part A – Accounting policies, to which reference must be made.

10.2 Investments in companies subject to joint control and companies subject to significant influence: financial highlights

(in millions of euro)

	Total assets	Revenues	Net income (loss)	Shareholders' equity	Book value	Fair value
A. COMPANIES CARRIED AT EQUITY						
A.1. Subject to joint control					**344**	
1. Agos S.p.A.	4.976	533	62	277	184	-
2. Augusto S.r.l.	-	-	-	-	-	-
3. Caralt S.p.A.	41	8	1	4	2	-
4. Colombo S.r.l.	-	-	-1	-	-	-
5. Consorzio per gli Studi Universitari a Distanza S.c.a.r.l.	-	-	-	-	-	-
6. Diocleziano S.r.l.	-	-	-	-	-	-
7. I2 Capital S.p.A.	135	4	-28	113	13	-
8. Leonardo Technology S.p.A.(*)	-	-	-	-	2	-
9. Luxiprivilège Conseil S.A.	-	-	-	-	-	-
10. Monte Mario 2000 S.r.l.	1	-	-	-	1	-
11. Nextra Investment Management S.G.R. S.p.A.	398	734	54	185	69	-
12. PBZ Croatia Osiguranje Public Limited Company	11	4	2	10	5	-
13. Po Vita Compagnia di Assicurazioni S.p.A.	2.520	705	16	107	63	-
14. Shanghai Sino-Italy Business Advisory Company Ltd	-	-	-	-	-	-
15. VUB GENERALI dochodkova spravcovska spolocnost, a.s.	12	1	-14	10	5	-
A.2. Investment in associates					**1.301**	
1. Autostrade Lombarde S.p.A.	163	6	-	96	4	-
2. Banca Generali S.p.A.	2.255	226	8	213	115	-
3. Banca Impresa Lazio S.p.A. (*)	-	-	-	-	1	-
4. BCILUX CONSEIL S.A.	1	1	-	-	-	-
5. Bolzoni S.p.A.	61	57	2	19	12	-
6. Burza Cennych Papierov v Bratislave a.s.	4	1	-	3	1	-
7. Camigliati Scuola Management Territoriale S.c.r.l.	-	-	-	-	-	-
8. Cassa di Risparmio della Provincia di Teramo S.p.A.	2.315	141	10	261	54	-
9. Cassa di Risparmio di Fermo S.p.A.	1.295	77	4	143	47	-
10. Castello Gestione Crediti S.r.l.	42	3	-1	22	-	-
11. Cedacri S.p.A.	103	144	7	50	6	-
12. Collegamenti Integrati Veloci CIV S.p.A.	14	3	1	9	1	-
13. Euromilano S.p.A.	139	30	1	18	7	-
14. Europrogetti e Finanza S.p.A.	15	8	-2	8	2	-
15. F.I.L.A. Fabbrica Italiana Lapis e Affini S.p.A.	112	77	12	41	14	-
16. Fiere di Parma S.p.A.	47	28	-	25	8	-
17. Finance Lab S.r.l.	1	1	-	-	-	-
18. Giraglia Immobiliare S.p.A.	96	1	-4	-1	1	-
19. Ifas Gruppo S.p.A.	34	6	-1	1	2	-
20. International Sailing Boats - ISB S.r.l.	66	30	26	38	9	-
21. Intesa Soditic Trade Finance Ltd.	10	4	-	4	2	-
22. Intesa Vita S.p.A.	23.868	6.828	65	1.252	551	-
23. Lazard & Co. S.r.l.	195	55	7	107	78	-
24. Mater-Bi S.p.A.	32	-	-	31	11	-
25. Neubor Glass S.p.A.	13	9	-	3	1	-
26. Nextra Alternative Investments S.G.R. S.p.A.	22	25	7	13	2	-
27. Obiettivo Nord - Est Sicav	15	3	-	14	2	-
28. P.B. S.r.l.	121	-	-	-	-	-
29. Parmafactor S.p.A.	109	2	-	4	1	-
30. Pirelli & C. S.p.A.	5.838	505	150	3.571	83	63
31. R.C.N. Finanziaria S.p.A.	50	-	-	50	7	-
32. Rizzoli Corriere della Sera MediaGroup S.p.A.	1.379	105	58	1.129	135	140
33. Saper Participacoes Ltda	-	-	-	-	-	-
34. Slovak Banking Credit Bureau s.r.o.	-	-	-	-	-	-
35. Società per i Servizi Bancari S.p.A.	109	155	4	56	1	-
36. Synesis Finanziaria S.p.A.	377	1	-	377	112	-
37. Tangenziali Esterne di Milano S.p.A.	5	-	-1	4	-	-
38. Termomeccanica S.p.A.	64	10	2	34	11	-
39. Turismo & Immobiliare S.p.A.	-	-	-	-	4	-
40. Uno A Erre Italia S.p.A. (ex Ecc Holding)	99	161	-20	6	-	-
41. UPI Banka d.d	195	13	2	17	16	-
Total companies carried at equity					**1.645**	
Bank of Italy					433	
Other minor non-consolidated companies					13	
Total					**2.091**	

(*) Newly-established companies.

In the table above, values under 0.5 million euro are indicated with a dash.
The financial highlights refer to the last approved financial statements.
In compliance with Bank of Italy instructions, total revenues refer to the sum of the income components which present a positive sign, gross of tax. The fair value column sets out the values of the listed companies classified as Companies subject to significant influence.
Shareholders' equity includes the company's net income for the period.
Considering its peculiarity, already described in the Report on operations and in accounting principles, the stake in the Bank of Italy is also included.

10.3 Investments in associates and companies subject to joint control: annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.
The main acquisitions carried out during the year are described in Part G – Business combinations, to which reference must be made.

10.4 Commitments referred to investments in companies subject to joint control

As at 31st December 2005 Banca Intesa had no commitments referred to companies subject to joint control.

10.5 Commitments referred to investments in companies subject to significant influence

As at 31st December 2005 Banca Intesa had no commitments referred to companies subject to significant influence.

SECTION 11 – TECHNICAL INSURANCE RESERVES REASSURED WITH THIRD PARTIES – CAPTION 110

Caption not applicable to Gruppo Intesa.

SECTION 12 – PROPERTY AND EQUIPMENT – CAPTION 120

12.1 Property and equipment: breakdown of assets measured at cost

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (§)
A. Property and equipment used in operations		
1.1 owned	2,881	2,945
a) land	*723*	*740*
b) buildings	*1,594*	*1,715*
c) furniture	*173*	*149*
d) electronic equipment	*288*	*258*
e) other	*103*	*83*
1.2 acquired in leasing	2	-
a) land	-	-
b) buildings	*2*	-
c) furniture	-	-
d) electronic equipment	-	-
e) other	-	-
Total A	**2,883**	**2,945**
B. Investment property		
2.1 owned	41	37
a) land	*15*	*14*
b) buildings	*26*	*23*
2.2 acquired in leasing	-	-
a) land	-	-
b) buildings	-	-
Total B	**41**	**37**
TOTAL (A + B)	**2,924**	**2,982**

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

12.2 Property and equipment: breakdown of assets measured at fair value or revalued

Caption not applicable to Gruppo Intesa.

12.3 Property and equipment used in operations: annual changes

(in millions of euro)

	Land	Buildings	Furniture	Electronic equipment	Other	Total
A. Gross initial carrying amount	740	2,842	555	1,480	266	5,883
A.1 Total net adjustments	-	-1,127	-406	-1,222	-183	-2,938
A.2 Net initial carrying amount	740	1,715	149	258	83	2,945
B. Increases	7	206	79	199	75	566
B.1 Purchases	4	13	65	172	64	318
B.2 Capitalised improvement costs	-	64	-	1	-	65
B.3 Write-backs recognised in	-	6	-	1	-	7
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	6	-	1	-	7
B.4 Positive fair value differences recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
B.5 Positive foreign exchange differences	-	21	3	2	-	26
B.6 Transfer from investment property	-	-	-	-	-	-
B.7 Other changes	3	102	11	23	11	150
C. Decreases	-24	-325	-55	-169	-55	-628
C.1 Sales	-24	-68	-2	-24	-4	-122
C.2 Depreciation	-	-77	-37	-126	-24	-264
C.3 Impairment losses recognised in	-	-10	-	-	-	-10
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-10	-	-	-	-10
C.4 Negative fair value differences recognised in	-	-	-	-	-	-
a) shareholders' equity	-	-	-	-	-	-
b) statement of income	-	-	-	-	-	-
C.5 Negative foreign exchange differences	-	-1	-	-1	-	-2
C.6 Transfer to	-	-143	-10	-11	-13	-177
a) investment property	-	-5	-	-	-	-5
b) non-current assets held for sale and discontinued operations	-	-138	-10	-11	-13	-172
C.7 Other changes	-	-26	-6	-7	-14	-53
D. Net final carrying amount	723	1,596	173	288	103	2,883
D.1 Total net adjustments	-	997	432	1,317	221	2,967
D.2 Gross final carrying amount	723	2,593	605	1,605	324	5,850
E. Measurement at cost	-	-	-	-	-	-

Subcations A.1 and D.1 - Total net adjustments show the sum of depreciation and adjustments.

Subcation B.7 – Other changes includes the effects of the integrations described in detail in Part G – Business combinations of these Notes to the consolidated financial statements. In particular, these refer to Cassa di Risparmio di Fano, Banca Intesa Beograd, Intesa KMB Bank and Consumer Finance Holding for 77 million euro net, attributable to Land (2 million euro), Buildings (57 million euro), Furniture (3 million euro), Electronic equipment (10 million euro) and lastly Other for the remaining 5 million euro.

Subcation C.6.b – Transfer to non-current assets held for sale and discontinued operations records the net effect of the restatement of property and equipment of the Wiese group for a total of 157 million euro allocated as follows: 136 million euro to Land, 10 million euro to Furniture, 11 million euro to Electronic equipment.

Subcaption E - Measurement at cost does not present any values since, as provided for by the instructions issued by the Bank of Italy, it must be filled in only for property and equipment measured at fair value.

12.4 Investment property: annual changes

(in millions of euro)

	Land	Buildings
A. Gross initial carrying amount	**14**	**23**
A.1 Total net adjustments	-	-
A.2 Net initial carrying amount	**14**	**23**
B. Increases	**2**	**16**
B.1 Purchases	-	8
B.2 Capitalised improvement costs	-	-
B.3 Positive fair value differences	-	-
B.4 Write-backs	-	-
B.5 Positive foreign exchange differences	-	-
B.6 Transfer from property used in operations	-	5
B.7 Other changes	2	3
C. Decreases	**-1**	**-13**
C.1 Sales	-1	-6
C.2 Depreciation	-	-1
C.3 Negative fair value differences	-	-
C.4 Impairment losses	-	-4
C.5 Negative foreign exchange differences	-	-
C.6 Transfer to other assets	-	-
a) property used in operations	-	-
b) non-current assets held for sale and discontinued operations	-	-
C.7 Other changes	-	-2
D. Net final carrying amount	**15**	**26**
D.1 Total net adjustments	-	-
D.2 Gross final carrying amount	**15**	**26**
E. Fair value measurement	**18**	**35**

12.5 Commitments to purchase property and equipment

Commitments to purchase property and equipment as at 31st December 2005 totalled approximately 50 million euro mostly referred to electronic equipment and buildings.

SECTION 13 – INTANGIBLE ASSETS - CAPTION 130

13.1 Intangible assets: breakdown by type of asset

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 (§)	
	Finite useful life	Indefinite useful life	Finite useful life	Indefinite useful life
A.1 Goodwill	X	869	X	401
A.2 Other intangible assets	487	-	512	-
A.2.1 Assets measured at cost	487	-	512	-
a) Internally generated intangible assets	*319*	-	*333*	-
b) Other assets	*168*	-	*179*	-
A.2.2 Assets measured at fair value	-	-	-	-
a) Internally generated intangible assets	-	-	-	-
b) Other assets	-	-	-	-
Total	**487**	**869**	**512**	**401**

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

With reference to Intangible assets with indefinite useful life (goodwill), please refer to Part A – Accounting policies, as concerns the determination of adjustments, and to Part G – Business combinations, for the description of transactions concluded during 2005 and in the first months of 2006.

Intangible assets with finite useful life mostly refer to software produced by the Parent Company (319 million euro).

13.2 Intangible assets: annual changes

(in millions of euro)

	Goodwill	Other intangible assets: internally generated		Other intangible assets: other		Total
		Finite useful life	Indefinite useful life	Finite useful life	Indefinite useful life	
A. Gross initial carrying amount	401	909	-	485	-	1,795
A.1 Total net adjustments	-	-576	-	-306	-	-882
A.2 Net initial carrying amount	401	333	-	179	-	913
B. Increases	477	152	-	126	-	755
B.1 Purchases	477	141	-	108	-	726
B.2 Increases of internally generated intangible assets	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Positive fair value differences recognised in	-	-	-	-	-	-
- shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
B.5 Positive foreign exchange differences	-	-	-	-	-	-
B.6 Other changes	-	11	-	18	-	29
C. Decreases	-9	-166	-	-137	-	-312
C.1 Sales	-3	-	-	-32	-	-35
C.2 Impairment losses	-6	-165	-	-86	-	-257
- Amortisation	X	-165	-	-85	-	-250
- Write-downs recognised in	-6	-	-	-1	-	-7
shareholders' equity	X	-	-	-	-	-
statement of income	-6	-	-	-1	-	-7
C.3 Negative fair value differences recognised in	-	-	-	-	-	-
- shareholders' equity	X	-	-	-	-	-
- statement of income	X	-	-	-	-	-
C.4 Transfer to non-current assets held for sale and discontinued operations	-	-	-	-3	-	-3
C.5 Negative foreign exchange differences	-	-	-	-	-	-
C.6 Other changes	-	-1	-	-16	-	-17
D. Net final carrying amount	869	319	-	168	-	1,356
D.1 Total net adjustments	6	741	-	391	-	1,138
E. Gross final carrying amount	875	1,060	-	559	-	2,494
F. Measurement at cost	-	-	-	-	-	-

Caption A.1 – Total net adjustments and caption D.1 – Total net adjustments present the balance of the cumulated amortisation of intangible assets with finite useful life, respectively at the beginning and at the close of the year.
Relatively to Other intangible assets, subcaption B.6 – Other changes include the net figures of KMB for 3 million euro; subcaption C.6 – Other changes includes the net decrease of 2 million euro related to the sale of Nextra Investment Management and, lastly, caption C.4 – Transfer to non-current assets held for sale and discontinued operations presents the reclassification of intangible assets of the Wiese group.
Subcaption F - Measurement at cost does not present any values since, as provided for by the instructions issued by the Bank of Italy, it must be filled in only for intangible assets measured at fair value.

13.3 Other information

Commitments as at 31st December 2005 amounted to approximately 18 million euro and referred to software.

SECTION 14 – TAX ASSETS AND LIABILITIES – CAPTION 140 AND CAPTION 80

14.1 Deferred tax assets: breakdown

Deferred tax assets are recorded with reference to temporary deductible differences and mostly refer to adjustments to loans (390 million euro) and to allowances for risks and charges and for guarantees and commitments for a total of 535 million euro.

14.2 Deferred tax liabilities: breakdown

Deferred tax liabilities essentially refer to the reversal of the depreciation of land carried out on first-time adoption of IAS/IFRS, to the accelerated depreciation allowance eliminated in 2004, and to the revaluations of assets carried out in previous years.

14.3 Changes in deferred tax assets (through profit and loss)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (§)
1. Initial amount	**1,485**	**1,582**
2. Increases	**1,407**	**400**
2.1 Deferred tax assets recognised in the period	543	339
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) value recoveries	-	-
d) other	*543*	*339*
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	864	61
3. Decreases	**-1,535**	**-497**
3.1 Deferred tax assets eliminated in the period	-1,091	-467
a) reversals	*-1,091*	*-467*
b) write-offs	-	-
c) due to changes in accounting criteria	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-444	-30
4. Final amount	**1,357**	**1,485**

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Subcaptions 2.3 – Other increases and 3.3 – Other decreases include deferred tax assets, respectively amounting to 838 million euro and 19 million euro, due to first-time adoption of IAS/IFRS 32 and 39.
Other increases also includes 10 million euro from new business combinations.

14.4 Changes in deferred tax liabilities (through profit and loss)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
1. Initial amount	**410**	**365**
2. Increases	**324**	**124**
2.1 Deferred tax liabilities recognised in the period	90	75
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) value recoveries	-	-
d) other	*90*	*75*
2.2 Nex taxes or tax rate increases	-	-
2.3 Other increases	234	49
3. Decreases	**-342**	**-79**
3.1 Deferred tax liabilities eliminated in the period	-309	-59
a) reversals	*-304*	-
b) due to changes in accounting criteria	-	-
c) other	*-5*	*-59*
3.2 Tax rate reductions	-	-
3.3 Other decreases	-33	-20
4. Final amount	**392**	**410**

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Subcaptions 2.3 – Other increases and 3.3 – Other decreases include deferred tax liabilities, respectively amounting to 220 million euro and 28 million euro, due to first-time adoption of IAS/IFRS 32 and 39.

Other increases also includes 9 million euro from new business combinations.

14.5 Changes in deferred tax assets (recorded in equity)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Initial amount	-	-
2. Increases	80	-
2.1 Deferred tax assets recognised in the period	13	-
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	*13*	-
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	67	-
3. Decreases	-11	-
3.1 Deferred tax assets eliminated in the period	-8	-
a) reversals	-8	-
b) write-offs	-	-
c) due to changes in accounting criteria	-	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-3	-
4. Final amount	69	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The table sets out deferred tax assets recorded in equity relative to generic fair value and cash flow hedges generated on first-time adoption of IAS/IFRS 32 and 39 and those generated in the year.
It must be noted that comparative figures as at 31st December 2004, have not been provided since IAS 39 was applied as of 1st January 2005.

14.6 Changes in deferred tax liabilities (recorded in equity)

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
1. Initial amount	-	-
2. Increases	**73**	-
2.1 Deferred tax liabilities recognised in the period	10	-
a) related to previous years	-	-
b) due to changes in accounting criteria	-	-
c) other	*10*	-
2.2 New taxes or tax rate increases	-	-
2.3 Other increases	63	-
3. Decreases	**-17**	-
3.1 Deferred tax liabilities eliminated in the period	-14	-
a) reversals	*-12*	-
b) due to changes in accounting criteria	-	-
c) other	*-2*	-
3.2 Tax rate reductions	-	-
3.3 Other decreases	-3	-
4. Final amount	**56**	-

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The table sets out deferred tax liabilities recorded in equity relative to Financial assets available for sale generated following first-time adoption of IAS/IFRS 32 and 39 and the changes in the year.

It must be noted that comparative figures as at 31st December 2004, have not been provided since IAS 39 was applied as of 1st January 2005.

14.7 Other information

It must be noted that deferred tax assets included 69 million euro relative to tax losses from Group companies.

SECTION 15 - NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS AND RELATED LIABILITIES - CAPTION 150 OF ASSETS AND CAPTION 90 OF LIABILITIES

15.1 Non-current assets held for sale and discontinued operations: breakdown by type of asset

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
A. Non-current assets held for sale		
A.1 Investments in associates and companies subject to joint control	15	7
A.2 Property and equipment	23	-
A.3 Intangible assets	-	-
A.4 Other	-	-
Total A	**38**	**7**
B. Discontinued operations		
B.1 Financial assets held for trading	98	-
B.2 Financial assets designated at fair value through profit and loss	-	-
B.3 Financial assets available for sale	290	-
B.4 Investments held to maturity	-	-
B.5 Due from banks	781	-
B.6 Loans to customers	1,429	-
B.7 Investments in associates and companies subject to joint control	-	-
B.8 Property and equipment	158	-
B.9 Intangible assets	5	-
B.10 Other	70	-
Total B	**2,831**	**-**
C. Liabilities associated with non-current assets held for sale		
C.1 Debts	-	-
C.2 Securities	-	-
C.3 Other	-	-
Total C	**-**	**-**
D. Liabilities associated with discontinued operations		
D.1 Due to banks	419	-
D.2 Due to customers	2,104	-
D.3 Securities issued	173	-
D.4 Financial liabilities held for trading	-	-
D.5 Financial liabilities designated at fair value through profit and loss	-	-
D.6 Allowances	141	-
D.7 Other	126	-
Total D	**2,963**	**-**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

As already illustrated in the chapter relative to results of the International Subsidiary Banks Division in the Report on operations, amounts in Section B – Disposal groups held for sale and discontinued operations refer to the sale of Banco Wiese Sudameris for which the closing occurred in March 2006.

15.2 Other information

There is no other significant information to note for the purposes of the understanding of the present Annual report.

15.3 Information on companies subject to significant influence not carried at equity

It must be noted that as at 31st December 2005, the Group did not have any investments in companies subject to significant influence not carried at equity classified as held for sale.

SECTION 16 – OTHER ASSETS – CAPTION 160

16.1 Other assets: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (§)
Amounts to be debited - under processing	529	479
Amounts to be debited - deriving from securities transactions	765	909
Bank cheques drawn on third parties to be settled	543	384
Transit items	401	443
Cheques drawn on the bank settled	70	68
Cautionary deposits on behalf of third parties	22	24
Leasehold improvements	93	62
Other	856	6,531
Total	**3,279**	**8,900**

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

In 2004 the subcaption Other included accrued income and prepaid expenses relative to hedging derivatives that, as illustrated in Part A – Accounting policies, with reference to the restatement criteria of 2004 figures, have been maintained under Other assets since such instruments were recorded at cost before first-time adoption of IAS/IFRS.

LIABILITIES

SECTION 1 – DUE TO BANKS – CAPTION 10

1.1 Due to banks: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1. Due to Central Banks	6,077	4,110
2. Due to banks	25,694	30,238
2.1 Current accounts and deposits	6,076	5,930
2.2 Time deposits	11,366	10,092
2.3 Loans	3,893	3,804
2.4 Debts for commitments to repurchase own equity instruments	-	-
2.5 Liabilities related to assets sold not derecognised	4,262	10,391
2.6 Other debts	77	-
2.7 Trade payables	20	21
Total	**31,771**	**34,348**
Fair value	**31,771**	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.
The amount indicated in subcaption 2.5 Liabilities related to assets sold not derecognised refers to repurchase agreements.
Subcaption 2.7 Trade payables includes due to banks for services rendered.

1.2 Breakdown of caption 10 Due to banks: subordinated debts

The complete list of subordinated debts is presented in Part F – Information on capital. The amount included in caption "Due to banks" totalled 109 million euro.

1.3 Breakdown of caption 10 Due to banks: structured debts

Gruppo Intesa has not issued any structured debts.

1.4 Breakdown of caption 10 Due to banks: hedged debts

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [a]			
- Due to banks	16	-	-	-	- -	-	-	-	36	31,719	31,771

[a] Includes forecasted transactions.

1.5 Financial lease payables

The Group has no finance lease payables to banks.

SECTION 2 – DUE TO CUSTOMERS – CAPTION 20

2.1 Due to customers: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
1. Current accounts and deposits	85,493	79,679
2. Time deposits	15,306	17,303
3. Public funds under administration	67	99
4. Loans	1,081	415
5. Debts for commitments to repurchase own equity instruments	-	-
6. Liabilities related to assets sold not derecognised	10,094	9,516
7. Other debts	3,218	2,589
8. Trade payables	11	9
Total	**115,270**	**109,610**
Fair value	**115,270**	-

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

The illustration of the criteria to determine fair value is contained in Part A – Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

The amount indicated in 6. Liabilities related to assets sold not derecognised refers to repurchase agreements.

Subcaption 8. Trade payables includes due to customers for services rendered.

2.2 Breakdown of caption 20 Due to customers: subordinated debts

The complete list of subordinated debts is presented in Part F – Information on capital. The amount included in caption Due to customers totalled 59 million euro.

2.3 Breakdown of caption 20 Due to customers: structured debts

Gruppo Intesa has not issued any structured debts.

2.4 Breakdown of caption 20 Due to customers : hedged debts

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [(a)]			
- Due to customers	20	-	-	-	-	-	-	-	-	115,250	115,270

[(a)] Includes expected transactions.

2.5 Finance lease payables

Finance lease payables included in the caption Due to customers are immaterial.

SECTION 3 – SECURITIES ISSUED - CAPTION 30

3.1 Securities issued: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [§]	
	Book value	Fair value	Book value	Fair value
A. Listed securities	**13,087**	**13,099**	**16,877**	-
1. bonds	13,087	13,099	16,877	-
2. other	-	-	-	-
B. Unlisted securities	**59,233**	**59,246**	**56,488**	-
1. bonds	48,685	48,698	37,546	-
2. other	10,548	10,548	18,942	-
Total	**72,320**	**72,345**	**73,365**	-

[§] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

In the table below quoted securities include issues traded on the Government bond market (MOT).
The illustration of the criteria to determine fair value is contained in Part A – Accounting policies; with reference to 2004 it must be noted that the fair value of the caption above is not available.

3.2 Breakdown of caption 30 Securities issued: subordinated securities

The complete list of subordinated securities is presented in Part F – Information on capital. The amount included in caption "Securities issued" equalled 8,639 million euro.

3.3 Breakdown of caption 30 Securities issued: hedged securities

(in millions of euro)

Assets and Liabilities/Hedging	Specific hedge								Generic fair value and cash flow hedge	Assets / Liabilities not hedged	Total
	Fair value					Cash flow					
	interest rate risk	price risk	foreign exchange risk	credit risk	various risks	interest rate	foreign exchange rate	other [a]			
- Securities issued	32,762	-	-	-	989	-	-	-	5,720	32,849	72,320

[a] Includes expected transactions.

SECTION 4 – FINANCIAL LIABILITIES HELD FOR TRADING – CAPTION 40

4.1 Financial liabilities held for trading: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (5)
A. Cash liabilities		
1. Due to banks	-	-
2. Due to customers	3,819	3,220
3. Debt securities	-	-
3.1 Bonds	-	-
3.2 Other	-	-
Total A	**3,819**	**3,220**
B. Derivatives		
1. Financial derivatives	16,659	20,328
2. Credit derivatives	771	404
Total B	**17,430**	**20,732**
TOTAL (A+B)	**21,249**	**23,952**

(5) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Captions A.1 Due to banks and A.2 Due to customers include short selling related to "repurchase agreements".

4.2 Breakdown of caption 40 Financial liabilities held for trading: subordinated liabilities

Gruppo Intesa does not have any subordinated liabilities classified in caption Financial liabilities held for trading.

4.3 Breakdown of caption 40 Financial liabilities held for trading: structured debts

Gruppo Intesa does not have any structured debts classified in caption Financial liabilities held for trading.

4.4 Financial liabilities held for trading: derivatives

(in millions of euro)

Type of derivatives/ Underlying assets	Interest rate	Foreign exchange and gold	Equities	Loans	Other	31.12.2005	31.12.2004 except IAS 39[(§)]
A) LISTED DERIVATIVES							
1) Financial derivatives	***20***	-	***136***	-	***13***	***169***	***112***
with exchange of underlying asset	4	-	42	-	9	55	32
- *options issued*	*1*	-	*41*	-	-	*42*	*20*
- *other derivatives*	*3*	-	*1*	-	*9*	*13*	*12*
without exchange of underlying asset	16	-	94	-	4	114	80
- *options issued*	*1*	-	*88*	-	*4*	*93*	*59*
- *other derivatives*	*15*	-	*6*	-	-	*21*	*21*
2) Credit derivatives	-	-	-	-	-	-	-
with exchange of underlying asset	-	-	-	-	-	-	-
without exchange of underlying asset	-	-	-	-	-	-	-
Total A	**20**	**-**	**136**	**-**	**13**	**169**	**112**
B) UNLISTED DERIVATIVES							
1) Financial derivatives	***13,608***	***1,309***	***1,573***	-	-	***16,490***	***20,216***
with exchange of underlying asset	1	1,155	25	-	-	1,181	2,000
- *options issued*	-	56	25	-	-	81	72
- *other derivatives*	1	1,099	-	-	-	1,100	1,928
without exchange of underlying asset	13,607	154	1,548	-	-	15,309	18,216
- *options issued*	2,803	6	1,460	-	-	4,269	595
- *other derivatives*	10,804	148	88	-	-	11,040	17,621
2) Credit derivatives	-	-	-	***770***	***1***	***771***	***404***
with exchange of underlying asset	-	-	-	751	-	751	293
without exchange of underlying asset	-	-	-	19	1	20	111
Total B	**13,608**	**1,309**	**1,573**	**770**	**1**	**17,261**	**20,620**
TOTAL (A + B)	**13,628**	**1,309**	**1,709**	**770**	**14**	**17,430**	**20,732**

[(§)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Derivatives are considered quoted only if traded on regulated markets. In compliance with Bank of Italy instructions, variation margins with Clearing Houses related to futures are recorded under Due to customers.

4.5 Financial cash liabilities (excluding "short selling") held for trading: annual changes

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

SECTION 5 – FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS – CAPTION 50

Caption not applicable to Gruppo Intesa.

SECTION 6 – HEDGING DERIVATIVES – CAPTION 60

As regards information on this section, please refer to Section 8 of Assets.

SECTION 7 – FAIR VALUE CHANGE OF LIABILITIES IN HEDGED PORTFOLIOS – CAPTION 70

Caption not applicable to Gruppo Intesa.

SECTION 8 – TAX LIABILITIES – CAPTION 80

As regards information on this section, please refer to Section 14 of Assets.

SECTION 9 - LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS – CAPTION 90

As regards information on this section, please refer to Section 15 of Assets.

SECTION 10 – OTHER LIABILITIES – CAPTION 100

10.1 Other liabilities: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (5)
Due to suppliers	985	885
Amounts due to third parties	361	445
Transit items	138	297
Amounts to be paid - deriving from securities transactions	223	558
Outstanding items with the clearing house	789	447
Adjustments for portfolio items to be settled	134	614
Amounts to be credited and items under processing	1,855	2,180
Personnel charges	353	354
Due to social security entities	291	395
Other creditors	1,101	3,508
Other amounts due for foreign exchange transactions	101	55
Guarantees given and commitments	342	300
Other	448	3,796
Total	**7,121**	**13,834**

(5) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

In 2004 the subcaption Other included accrued expenses and deferred income relative to hedging derivatives that, as illustrated in Part A – Accounting policies, with reference to the restatement criteria of 2004 figures, are maintained under Other liabilities since such instruments were recorded at cost before first-time adoption of IAS/IFRS.

SECTION 11 – EMPLOYEE TERMINATION INDEMNITIES – CAPTION 110

11.1 Employee termination indemnities: annual changes

(in millions of euro)

	31.12.2005	31.12.2004 senza IAS 39 (5)
A. Initial amount	**1,089**	**1,182**
B. Increases	**143**	**127**
B.1 Provisions in the year	127	118
B.2 Other	16	9
C. Decreases	**-130**	**-220**
C.1 Benefits paid	-104	-141
C.2 Other	-26	-79
D. Final amount	**1,102**	**1,089**

(5) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Subcaption B.1 - Provisions in the year includes cost matured in the year of 61 million euro and financial expenses of 39 million euro, as well as provisions destined to outside pension funds.
The value of the allowance for employee termination indemnities determined on the basis of Art. 2120 of the Italian Civil Code amounted to 1,136 million euro.

11.2 Other information

The present value of employee termination indemnities which qualify as unfunded defined benefit plans totalled 1,211 million euro at the end of 2005, while at the end of 2004 it amounted to 1,130 million euro.
Actuarial losses not recognised in the statement of income, in application of the "corridor approach", totalled 108 million euro, of which 67 million euro generated in 2005.

SECTION 12 – ALLOWANCES FOR RISKS AND CHARGES – CAPTION 120

12.1 Allowances for risks and charges: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 (§)
1. Post employment benefits	320	304
2. Other allowances for risks and charges	1,412	1,243
2.1 legal disputes	943	705
2.2 personnel charges	166	62
2.3 other	303	476
Total	**1,732**	**1,547**

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Caption 1 – Pensions and similar commitments includes both allowances for defined benefit plans, illustrated in point 12.3 below, and "internal" allowances for defined contribution plans.
Contents of caption 2 - Other allowances for risks and charges are illustrated in point 12.4 below.

12.2 Allowances for risks and charges: annual changes

(in millions of euro)

	Post employment benefits	Other allowances	Total
A. Initial amount	**304**	**1,243**	**1,547**
B. Increases	**52**	**567**	**619**
B.1 Provisions in the year	38	494	532
B.2 Other	14	73	87
C. Decreases	**-36**	**-398**	**-434**
C.1 Uses in the year	-34	-183	-217
C.2 Other	-2	-215	-217
D. Final amount	**320**	**1,412**	**1,732**

Provisions to Other allowances also include the time value of allowances; changes due to variations in the discount rate with respect to the previous year are immaterial.

12.3 Post employment defined benefit plans

1. Illustration of the funds

Gruppo Intesa offers its employees certain defined benefit plans managed through internal funds, as concerns the Parent Company and certain Italian subsidiaries, and via Trusts with regard to certain branches abroad of the Parent Company.
In particular, at the Parent Company there are the following pension plans:

- Supplementary pension fund in favour of tax-collection personnel formerly employed by Cariplo: the fund was established in implementation of collective agreements to guarantee the payment of integrations for personnel formerly in service at Cariplo passed to Esa.Tri. Esazione Tributi S.p.A. and operates solely via defined benefits in favour of employees already retired as at 31st December 2000. The size of the integration is determined, on the basis of payment criteria and in compliance with the principle of capitalisation, from the conversion of the capital matured by each plan participant at the time of retirement.
- Supplementary pension fund in favour of employees of Mediocredito Lombardo "Trattamento integrativo delle pensioni di legge a favore dei dipendenti del Mediocredito Lombardo": the fund involves all employees of Mediocredito Lombardo S.p.A. in service on 1st January 1967 or employed until 28th April 1993. Starting from 24th April 1993, with the entry into force of the Law introducing pension funds (Legislative Decree 124 of 21st April 1993), personnel hired by Mediocredito Lombardo no longer joined this fund. The supplementary pension is determined as the difference between 80% of the last theoretical wage for pension purposes, adjusted to consider if the employee matured or not 35 years of service at the company and the size of the pension matured according to the law; in any case the supplementary pension may not exceed an amount determined annually.
- Supplementary pension fund in favour of top management of Banca Commerciale Italiana "Trattamento pensionistico complementare per i membri della Direzione Centrale della Banca Commerciale Italiana": the fund refers to integrative provisions allocated until a certain date on the basis of an institutive resolution made by the Board of Directors on 30th October 1963 in favour of top management of Banca Commerciale Italiana. The benefit is determined on the basis of a coefficient which is the combination of two parameters, age and period in the specific post. The integration is the difference between the total guaranteed pension treatment (measured by multiplying the coefficient by the annual compensation received at the cease of service with the exclusion of any variable components) and the gross annual pension, matured on the basis of the "Assicurazione generale obbligatoria" (AGO), and of "Fondo di Previdenza Integrativo Aziendale".
- Three defined benefit plans in force at the London branch, relative to the former Cariplo, Banca Commerciale Italiana and Banco Ambrosiano Veneto branches: the private pension funds have been set up by the UK employers to integrate the levels of the local state pension, which has always been very low. The London branches of Banca Commerciale Italiana, Cariplo and Banco Ambrosiano Veneto set up defined benefit plans for their employees at the time of their opening, under the form of Trusts incorporated under English law and managed by Boards of Trustees, appointed partly by the employers and partly by beneficiaries. Such funds are operational for employees hired until the end of 1999 for Banco Ambrosiano Veneto and Cariplo and until the end of 2000 for Banca Commerciale Italiana. In general, all funds guarantee a pension payable when the beneficiary turns 65 and the benefit is determined, with different rules by the various funds, on the basis of the annual gross wage received in the last year of service.
- A defined benefit plan at the New York branch: the fund was established in 1977 by the branch of Banca Commerciale Italiana and guarantees a pension treatment to all the employees resident in the United States which have been in service at the Bank for at least 5 years. The benefit is considered to be matured even if the employment

relationship ceases in advance. The benefit is calculated on the basis of the highest average wage considering three consecutive years out of the last 10 years of service, or, if the employment relationship ceases before, on the basis of the average wage in the last three years of service.

The following Group companies recognise their employees defined benefit plans:

- Cassa di Risparmio di Parma e Piacenza: it is a fund "with no plan assets" and Cassa di Risparmio di Parma e Piacenza provides for the obligation with beneficiaries with its shareholders' equity. Currently all plan participants are pensioners. The benefit to which pensioners are entitled is the payment of a supplementary pension equal to 75% of pension treatment, for as many 1/35th as the years of registration to the fund, with a maximum of 35/35.
- Cassa di Risparmio di Biella e Vercelli: the fund was established for the purpose of integrating the INPS pension of employees who retired before 31st December 1997. The beneficiaries of the Fund are currently all pensioners. The overall pension is calculated on the basis of the last 12 months of paid service and includes the annual bonus.
- saving banks, under the control of Intesa Casse del Centro: the individual saving banks provide defined benefit pension plans for non-active employees. The purpose of such funds is to integrate the annual pensions paid by INPS to reach a combined total of 75% of the last wage received by each plan participant.

2. Changes in the exercise of the funds

As already illustrated in Part A – Accounting policies, for defined benefit plans, the liability of the Bank is determined via the "projected unit credit method" and is recorded in the balance sheet net of any plan assets. Furthermore, actuarial gains and losses calculated in the process of valuation of the plan are recorded using the "corridor approach".

(in millions of euro)

Annual changes in the present value of the defined benefit obligations	31.12.2005
A. Initial amount [(a)]	**259**
B. Increases	**55**
B.1 Current service cost	21
B.2 Interest cost	9
B.3 Contributions by plan participants	-
B.4 Actuarial gains and losses	18
B.5 Positive foreign exchange differences	4
B.6 Past service cost	-
B.7 Other	3
C. Decreases	**-25**
C.1 Benefits paid	-18
C.2 Curtailments	-
C.3 Settlements	-7
C 4 Negative foreign exchange differences	-
C.5 Other	-
D. Final amount	**289**
Portion funded	**96**
Portion unfunded	**193**

[(a)] Of which 4 million euro of actuarial gains/losses of previous year.

3. Changes in the year of plan assets and other information

The following table shows the changes in plan assets for certain defined benefit plans and their composition.

(in millions of euro)

Annual changes of fair value of plan assets	31.12.2005
A. Initial amount [a]	**50**
B. Increases	**16**
B.1 Expected return on plan assets	5
B.2 Contributions by the employer	3
B.3 Contributions by plan participants	-
B.4 Actuarial gains and losses	5
B.5 Positive foreign exchange differences	3
B.6 Other	-
C. Decreases	**-2**
C.1 Benefits paid	-2
C 2 Negative foreign exchange differences	-
C.3 Settlements	-
C.4 Other	-
D. Final amount	**64**

[a] Of which 1 million euro of actuarial gains/losses of previous year.

Plan assets (%)	31.12.2005
Equities	59,55
Debt securities	19,50
Real estate assets	1,42
Other assets	19,53
Total	**100,00**

4. Reconciliation of present value of the defined benefit obligation, present value of plan assets and assets and liabilities recognised in the balance sheet

Defined benefit plans presented the following balance sheet situation.

(in millions of euro)

Reconciliation of present value of the defined benefit obligation and fair value of plan assets and liability recognised in the balance sheet	31.12.2005
Present value of the defined benefit obligation	289
Fair value of plan assets	64
Difference between present value of the defined benefit obligation and fair value of plan assets	225
Actuarial gains/losses not recognised	-14
Liability (Asset) recognised in the balance sheet	211
Corridor limit	26

5. Description of the main actuarial assumptions

The following table indicates the actuarial assumptions and the minimum and maximum interest rates used in the various Countries in which the allowances for post employment benefits are established.

Main actuarial assumptions	31.12.2005	
	minimum	maximum
a. Discount rates	3.50	5.50
b. Expected return of plan assets	3.50	7.50
c. Expected rates of wage rises	2.00	4.30
d. Medical cost trend rates	n.a.	n.a.
e. Expected rate of pension rises	1.70	3.09
f. Inflation rate	2.00	2.50

12.4 Allowances for risks and charges – Other allowances

Other allowances refer to:

- legal disputes: the fund was set up to cover losses on legal disputes (364 million euro) and revocatory actions (579 million euro);
- personnel charges: the allowance includes charges for seniority bonuses to employees, determined on the basis of actuarial calculations of 103 million euro and charges connected to the assignment, for free, of shares to employees of 63 million euro;
- other: mostly referred to provisions for guarantees given following the sale of equity investments (111 million euro), provisions for tax litigations (142 million euro) and other allowances (50 million euro).

SECTION 13 – TECHNICAL RESERVES – CAPTION 130

Caption not applicable to Gruppo Intesa.

SECTION 14 – REIMBURSABLE SHARES – CAPTION 150

Caption not applicable to Gruppo Intesa.

SECTION 15 – GROUP SHAREHOLDERS' EQUITY – CAPTIONS 140, 160, 170, 180, 190, 200 AND 220

15.1 Group shareholders' equity: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [§]
1. Share capital	3,596	3,561
2. Share premium reserve	5,510	5,406
3. Reserves	3,745	4,363
4. (Treasury shares)	-	-10
a) Parent Company	-	-10
b) subsidiaries	-	-
5. Valuation reserves	829	459
6. Equity instruments	-	-
7. Net income (loss) pertaining to the Group	3,025	1,856
Total	**16,705**	**15,635**

[§] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

15.2 Share capital and Treasury shares: breakdown

As regards information of this section, please refer to point 15.4 below.

15.3 Share capital – Parent Company's number of shares: annual changes

	Ordinary	Other
A. Initial number of shares	**5,915,707,226**	**932,490,561**
- fully paid-in	5,915,707,226	932,490,561
- not paid-in	-	-
A.1 Treasury shares (-)	**-2,714,855**	**-**
A.2 Shares outstanding: initial number	**5,912,992,371**	**932,490,561**
B. Increases	**84,765,975**	**22,730**
B.1 New issues	67,667,061	-
- for consideration	67,667,061	-
business combinations	-	-
conversion of bonds	-	-
exercise of warrants	-	-
other	*67,667,061*	-
- for free	-	-
in favour of employees	-	-
in favour of directors	-	-
other	-	-
B.2 Sale of treasury shares	17,098,914	22,730
B.3 Other	-	-
C. Decreases	**-14,384,059**	**-22,730**
C.1 Annulment	-	-
C.2 Purchase of treasury shares	-14,384,059	-22,730
C.3 Disposal of companies	-	-
C.4 Other	-	-
D. Shares outstanding: final number	**5,983,374,287**	**932,490,561**
D.1 Treasury shares (+)	-	-
D.2 Final number of shares	**5,983,374,287**	**932,490,561**
- fully paid-in	**5,983,374,287**	**932,490,561**
- not paid-in	-	-

15.4 Share capital: other information

The share capital of the Bank as at 31st December 2005 amounted to 3,596 million euro, divided into 5,983,374,287 ordinary shares and 932,490,561 unconvertible saving shares, with a nominal value of 0.52 euro each.

Based on the Bank's Articles of Association, updated as at 1st June 2005, each ordinary share gives the right to one vote in the Shareholders' Meeting.

Saving shares, which may be in bearer form, give the power to intervene and vote in the Special Meeting of saving shares holders.

Saving shares must be attributed a preferred dividend up to 5% of the nominal value of the share. If in one year the dividend is less than 5% of the nominal value of the unconvertible saving shares, the difference will be added to the preferred dividend paid in the following two accounting periods. Furthermore, retained earnings made available for distribution by the Shareholders' Meeting, net of the above dividend, will be allocated to all shares so that the dividend per saving share will be 2% of nominal value higher than for ordinary shares.

In case of distribution of reserves the saving shares have the same rights as other shares.

In the case of liquidation of the Company, saving shares shall have pre-emptive rights with regard to the reimbursement of the entire nominal value of the shares.

As at 31st December 2005, there were no treasury shares held by the Bank or by other Group companies.

As at 31st December 2005 the share capital was fully paid-in and liberated.

15.5 Reserves: other information

Reserves amounted to 3,745 million euro and included: legal reserve (773 million euro), statutory reserve (1,496 million euro), reserve *ex* Legislative Decree 153/99 (1,017 million euro), concentration reserves (Law 218 of 30/7/1990, art. 7, par. 3, and Law 218 of 30/7/1990, art. 7) of 534 million euro, consolidation reserve (1,560 million euro), other reserves (45 million euro), as well as the impact generated on fist-time adoption of IAS/IFRS (-1,680 million euro).

The legal reserve, set up as provided for by the law, must be at least one fifth of share capital; it was set up by allocating each year at least one twentieth of net income for the year. Should the reserve decrease, it must be reintegrated by allocating at least one twentieth of net income for the year.

The statutory or extraordinary reserve was set up as provided for by the Articles of association by the allocation of residual net income after dividend distribution to ordinary and saving shares. Such reserve also includes unclaimed and forfeited dividends, as provided for by the Articles of association.

The reserve *ex* Legislative Decree 153/99 was set up by allocating net income for which a reduced "IRPEG" income tax rate was applicable. The incentives were subsequently censured by the European Commission which – with decision of 11th December 2001 – considered them "incompatible with the common market". Following the decision of the European Commission, and until the European Court of Justice makes its pronouncement, the Italian Government issued instructions (Law Decree 282/02 converted into Law 27/03) which require that banks pay the tax authorities the sums corresponding to the incentives they had benefited from.

Concentration reserves *ex* Law 218 of 30th July 1990 were set up at the time of reorganisations or concentrations carried out pursuant to the aforementioned law.

Consolidation reserves were generated following the elimination of the book value of equity investments against the corresponding portion of the shareholders' equity of each investment.

Other reserves include the reserve set up in relation to stock option plan with reference to the options not yet exercised as at 31st December 2005 (8 million euro), reserves pertaining to branches abroad (14 million euro) and other reserves set up in the past following specific legal provisions.

Lastly the caption includes the effects generated by first-time adoption of IAS/IFRS illustrated in the specific chapter at the beginning of this Annual report. In particular, reserves from retained earnings include the impact of first-time adoption (-1,680 million euro) which is not expected to be reversed to the statement of income in the next few years. Further effects generated by first-time adoption of IAS/IFRS destined to change over time and to be reversed to the statement of income at the time of disposal or expiry of the relevant assets and liabilities are instead recorded in Valuation reserves. These refer to measurement of financial assets available for sale (117 million euro) and of cash flow hedges derivatives (-32 million euro).

Please refer to Part F – Information on capital for a detailed description of individual reserves.

15.6 Valuation reserves: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
1. Financial assets available for sale	389	-
2. Property and equipment	-	-
3. Intangible assets	-	-
4. Foreign investment hedges	-	-
5. Cash flow hedges	-39	-
6. Foreign exchange differences	134	102
7. Non-current assets held for sale and discontinued operations	-	-
8. Legally-required revaluations	345	357
Total	**829**	**459**

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

15.7 Valuation reserves: annual changes

Annual changes of the Valuation reserve of financial assets available for sale are illustrated in point 15.9 below.

The reserve relative to cash flow hedges was set up on 1st January 2005 on first-time adoption of IAS/IFRS and amounted to a negative 32 million euro; changes in the period equalled 7 million euro.

15.8 Valuation reserve of financial assets available for sale: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [(5)]	
	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	10	-7	-	-
2. Equities [(a)]	389	-1	-	-
3. Loans	-	-2	-	-
Total	**399**	**-10**	**-**	**-**

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

[(a)] The caption includes quotas of UCITS.

15.9 Valuation reserve of financial assets available for sale: annual changes

Valuation reserve of financial assets available for sale was set up on 1st January 2005 on first-time adoption of IAS/IFRS and amounted to a positive 117 million euro; in 2005 the reserve was further increased by 272 million euro, mostly referred to measurement of equities. The reserve relative to loans classified as assets available for sale was entirely formed in 2005.

SECTION 16 – MINORITY INTERESTS – CAPTION 210

16.1 Minority interests: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
1. Share capital	370	342
2. Share premium reserve	124	123
3. Reserves	178	242
4. (Treasury shares)	-	-
5. Valuation reserves	22	-
6. Equity instruments	-	-
7. Minority interests	107	84
Total	**801**	**791**

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

As at 31st December 2005, minority interests amounted to 370 million euro, broken down in 367 million euro relative to ordinary shares and 3 million euro referred to preferred shares.
As at 31st December 2005 share capital was fully paid-in and liberated.

16.2 Valuation reserves: breakdown

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
1. Financial assets available for sale	7	-
2. Property and equipment	-	-
3. Intangible assets	-	-
4. Foreign investment hedges	-	-
5. Cash flow hedges	-2	-
6. Foreign exchange differences	6	-
7. Non-current assets held for sale and discontinued operations	-	-
8. Legally-required revaluations	11	-
Total	**22**	-

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

16.3 Equity instruments: breakdown and annual changes

Caption not applicable to Gruppo Intesa.

16.4 Valuation reserve of financial assets available for sale: breakdown

(in millions of euro)

	31.12.2005		31.12.2004 except IAS 39 [5]	
	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities	1	-	-	-
2. Equities [a]	6	-	-	-
3. Loans	-	-	-	-
Total	**7**	**-**	**-**	**-**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

[a] The caption includes quotas of UCITS.

16.5 Valuation reserves: annual changes

Valuation reserve of financial assets available for sale was set up on 1st January 2005 on first-time adoption of IAS/IFRS and amounted to a positive 3 million euro increased by 4 million euro mostly as a result of the measurement of equities during 2005.

Other information

1. Guarantees and commitments

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [5]
1) Financial guarantees given	**5,780**	**5,763**
a) Banks	1,249	1,231
b) Customers	4,531	4,532
2) Commercial guarantees given	**17,326**	**16,394**
a) Banks	1,393	977
b) Customers	15,933	15,417
3) Irrevocable commitments to lend funds	**37,886**	**46,611**
a) Banks	16,884	21,871
- of certain use	587	232
- of uncertain use	16,297	21,639
b) Customers	21,002	24,740
- of certain use	2,801	1,372
- of uncertain use	18,201	23,368
4) Underlying commitments on credit derivatives: protection sales	**46,777**	**38,780**
5) Assets pledged as collateral of third party commitments	**4**	**1**
6) Other commitments	**1,361**	**1,590**
Total	**109,134**	**109,139**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

2. Assets pledged as collateral of liabilities and commitments

(in millions of euro)

	31.12.2005	31.12.2004 except IAS 39 [(5)]
1. Financial assets held for trading	9,041	14,315
2. Financial assets designated at fair value through profit and loss	-	-
3. Financial assets available for sale	30	312
4. Investments held to maturity	108	-
5. Due from banks	121	-
6. Loans to customers	1,519	1,414
7. Property and equipment	3	-
8. Intangible assets	-	-
Total	**10,822**	**16,041**

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the change in the consolidation area.

Point 1. Financial assets held for trading refers to securities pledged as collateral for repurchase agreements.

3. Information on operating leases

The costs recorded in the year referred to motor vehicles, office equipment and central and peripheral software are allocated in the appropriate captions on the basis of the nature of the asset; the portion of potential lease payments there included is immaterial.

Minimum lease payments which expire within 31st December 2006 totalled 6 million euro while those that expire from 1st January 2007 to 31st December 2010 totalled 25 million euro.

4. Breakdown of investments related to unit-linked and index-linked policies

Caption not applicable to Gruppo Intesa.

5. Management and dealing on behalf of third parties: Group banks

(in millions of euro)

	31.12.2005
1. Dealing in financial instruments on behalf of third parties	
a) Purchases	262,088
1. settled	*261,316*
2. to be settled	*772*
b) Sales	268,923
1. settled	*267,093*
2. to be settled	*1,830*
2. Portfolio management	
a) individual	57,456
b) collective	1,589
3. Custody and administration of securities	
a) third parties securities held in deposit: related to depositary bank activities (excluding individual portfolio management schemes)	54,010
b) other third parties securities held in deposit (excluding individual portfolio management schemes): other	422,434
c) third parties securities deposited with third parties	397,970
d) portfolio securities deposited with third parties	36,098
4. Other	70,459

Part C – Information on the consolidated statement of income

SECTION 1 – INTEREST – CAPTIONS 10 AND 20

1.1. Interest and similar income: breakdown

(in millions of euro)

	Performing financial assets		Non-performing financial assets	Other assets	2005	2004 except IAS 39 [5]
	Debt securities	Loans				
1. Financial assets held for trading	1,030	-	-	2	1,032	1,044
2. Financial assets available for sale	124	18	-	-	142	-
3. Investments held to maturity	123	-	-	-	123	289
4. Due from banks	22	701	-	12	735	901
5. Loans to customers	82	7,054	148	60	7,344	7,261
6. Financial assets designated at fair value through profit and loss	-	-	-	-	-	-
7. Hedging derivatives	X	X	X	382	382	-
8. Assets sold not derecognised	-	-	-	-	-	-
9. Other assets	X	X	X	29	29	14
Total	**1,381**	**7,773**	**148**	**485**	**9,787**	**9,509**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

The subcaption Financial assets held for trading also includes interest income on securities relative to repurchase agreements.
Interest income on non-performing assets refers to interest, other than that recorded in the caption Write-backs, accrued in the year as well as collected interest on overdue loans.

1.2 Interest and similar income: differentials on hedging transactions

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

1.3 Interest and similar income: other information

1.3.1 Interest income on foreign currency financial assets

The balance as at 31st December 2005 included 1,913 million euro relative to financial assets in foreign currency.

1.3.2 Interest income on finance lease receivables

Interest income on finance leases amounted to 251 million euro.

1.3.3 Interest income on loans using public funds under administration

As at 31st December 2005, interest income on loans using public funds under administration was immaterial.

1.4 Interest and similar expense: breakdown

(in millions of euro)

	Debts	Securities	Other liabilities	2005	2004 except IAS 39[(5)]
1. Due to banks	888	X	19	907	783
2. Due to customers	1,309	X	-	1,309	1,302
3. Securities issued	X	2,391	-	2,391	2,250
4. Financial liabilities held for trading	54	-	-	54	-
5. Financial liabilities designated at fair value through profit and loss	-	-	-	-	-
6. Financial liabilities associated to assets sold not derecognised	-	-	-	-	-
7. Other liabilities	X	X	14	14	1
8. Hedging derivatives	X	X	-	-	248
Total	**2,251**	**2,391**	**33**	**4,675**	**4,584**

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

The subcaptions Due to banks and Due to customers also include interest expense on repurchase agreements.

1.5 Interest and similar expense: differentials on hedging transactions

Information omitted as permitted by the transitory provisions issued by the Bank of Italy.

1.6 Interest and similar expense: other information

1.6.1 Interest expense on foreign currency financial liabilities

Interest and similar expense as at 31st December 2005 recorded 1,352 million euro relative to financial liabilities in foreign currency.

1.6.2 Interest expense on finance lease payables

The amount of interest expense on financial lease payables was immaterial.

1.6.3 Interest expense on public funds under administration

Interest expense on public funds under administration was immaterial.

SECTION 2 – NET FEE AND COMMISSION INCOME - CAPTIONS 40 AND 50

2.1 Fee and commission income: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [(5)]
A) Guarantees given	**150**	**148**
B) Credit derivatives	**1**	**6**
C) Management, dealing and consultancy services	**2,030**	**1,670**
1. dealing in financial instruments	37	42
2. dealing in foreign exchange	43	44
3. portfolio management	888	948
3.1. individual	*143*	*147*
3.2. collective	*745*	*801*
4. custody and administration of securities	80	79
5. depositary bank	79	85
6. placement of securities	365	143
7. acceptance of trading instructions	106	93
8. consultancy services	8	10
9. distribution of third party services	424	226
9.1. portfolio management	*3*	-
9.1.1. individual	*3*	-
9.1.2. collective	-	-
9.2. insurance products	*411*	*221*
9.3. other products	*10*	*5*
D) Collection and payment services	**400**	**389**
E) Servicing related to securitisations	**4**	**9**
F) Services related to factoring	**93**	**97**
G) Tax collection services	**282**	**284**
H) Other services	**1,513**	**1,426**
Total	**4,473**	**4,029**

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Subcaption H - Other services mostly recorded commissions on current accounts and overdrafts of 703 million euro, fees on credit and debit cards of 413 million euro as well as commissions on medium/long-term lending and structured finance of 195 million euro.

2.2 Fee and commission income: distribution channels of products and services

(in millions of euro)

	2005	2004 except IAS 39 (§)
A) Group branches	**1,559**	**1,192**
1. portfolio management	776	823
2. placement of securities	365	143
3. third party services and products	418	226
B) "Door-to-door" sales	**116**	**125**
1. portfolio management	114	125
2. placement of securities	-	-
3. third party services and products	2	-
C) Other distribution channels	**2**	**-**
1. portfolio management	1	-
2. placement of securities	-	-
3. third party services and products	1	-

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

2.3 Fee and commission expense: breakdown

(in millions of euro)

	2005	2004 except IAS 39 (§)
A) Guarantees received	**8**	**9**
B) Credit derivatives	**29**	**37**
C) Management, dealing and consultancy services	**197**	**217**
1. dealing in financial instruments	28	32
2. dealing in foreign exchange	3	4
3. portfolio management	4	6
3.1 own customers	*-*	*-*
3.2 delegated	*4*	*6*
4. custody and administration of securities	26	26
5. placement of financial instruments	10	11
6. "door-to-door" sale of financial instruments, products and services	126	138
D) Collection and payment services	**117**	**116**
E) Other services	**218**	**207**
Total	**569**	**586**

(§) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Subcaption E – Other services includes 131 million euro of fees on credit and debit cards.

SECTION 3 – DIVIDEND AND SIMILAR INCOME - CAPTION 70

3.1 Dividend and similar income: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
A. Financial assets held for trading [a]	632	490
B. Financial assets available for sale [a]	57	-
C. Financial assets designated at fair value through profit and loss	-	-
D. Investments in associates and companies subject to joint control	12	12
Total	**701**	**502**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

[a] Including income from quotas of UCITS.

SECTION 4 – PROFITS (LOSSES) ON TRADING - CAPTION 80

4.1 Profits (Losses) on trading: breakdown

(in millions of euro)

	Revaluations	Profits on trading	Write-downs	Losses on trading	Net result
1. Financial assets held for trading	**496**	**605**	**-152**	**-**	**949**
1.1 Debt securities	240	207	-139	-	308
1.2 Equities [a]	256	393	-13	-	636
1.3 Loans	-	-	-	-	-
1.4 Other	-	5	-	-	5
2. Financial liabilities held for trading	**10**	**-**	**-19**	**-238**	**-247**
2.1 Debt securities	4	-	-8	-94	-98
2.2 Other	6	-	-11	-144	-149
3. Foreign exchange	**X**	**141**	**X**	**X**	**141**
4. Derivatives	**2,187**	**5**	**-2,592**	**-430**	**-830**
4.1 Financial derivatives	1,627	-	-2,013	-430	-816
- On debt securities and interest rates	*549*	-	*-1,085*	*-3*	*-539*
- On equities and stock indexes	*1,078*	-	*-917*	*-350*	*-189*
- On foreign exchange and gold	*X*	*X*	*X*	*-75*	*-75*
- Other	-	-	*-11*	*-2*	*-13*
4.2 Credit derivatives	560	5	-579	-	-14
Total	**2,693**	**751**	**-2,763**	**-668**	**13**

[a] Including income from quotas of UCITS.

The table above presents breakdown by contract type and differs from the table in the Report on operations to comment the same caption of the reclassified consolidated statement of income, in which amounts are set out considering the main nature of the activities carried out by operating units.
The column Profits on trading in the subcaption Foreign exchange presents the net result of profits, losses, capital gains and losses.

SECTION 5 – FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING - CAPTION 90

5.1 Fair value adjustments in hedge accounting: breakdown

Information omitted as permitted by the transitory provisions issued by the Bank of Italy. It must be noted that Fair value adjustments in hedge accounting, which in the statement of income amounted to 32 million euro, is made up of income of 823 million euro and expenses of 791 million euro.

SECTION 6 – PROFITS (LOSSES) ON DISPOSAL OR REPURCHASE - CAPTION 100

6.1 Profits (Losses) on disposal or repurchase: breakdown

(in millions of euro)

	2005			2004 except IAS 39 [5]		
	Profits	Losses	Net result	Profits	Losses	Net result
Financial assets						
1. Due from banks	-	-	-	-	-	-
2. Loans to customers	19	-42	-23	2	-1	1
3. Financial assets available for sale	92	-69	23	-	-	-
3.1 Debt securities	*36*	*-1*	*35*	-	-	-
3.2 Equities [a]	*56*	*-68*	*-12*	-	-	-
3.3 Loans	-	-	-	-	-	-
4. Investments held to maturity	1	-	1	-	-	-
Total assets	**112**	**-111**	**1**	**2**	**-1**	**1**
Financial liabilities						
1. Due to banks	-	-	-	-	-	-
2. Due to customers	-	-	-	-	-	-
3. Securities issued	6	-7	-1	-	-	-
Total liabilities	**6**	**-7**	**-1**	**-**	**-**	**-**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

[a] Including income from quotas of UCITS.

SECTION 7 – PROFITS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE - CAPTION 110

Caption not applicable to Gruppo Intesa.

SECTION 8 – NET LOSSES / RECOVERIES ON IMPAIRMENT – CAPTION 130

8.1 Net impairment losses on loans: breakdown

(in millions of euro)

	Impairment losses			Recoveries				2005	2004 except IAS 39 [5]
	Individual		Collective	Individual		Collective			
	write-offs	other		of interest	other	of interest	other		
A. Due from banks	-2	-1	-6	-	-	-	1	-8	-25
B. Loans to customers	-158	-1,133	-200	151	574	-	229	-537	-934
C. Total	-160	-1,134	-206	151	574	-	230	-545	-959

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

8.2 Net impairment losses on financial assets available for sale: breakdown

(in millions of euro)

	Impairment losses		Recoveries		2005	2004 except IAS 39 [5]
	Individual		Individual			
	write-offs	other	of interest	other		
A. Debt securities	-	-10	-	1	-9	-
B. Equities [a]	-	-13	-	-	-13	-
C. Loans to banks	-	-	-	-	-	-
D. Loans to customers	-	-	-	-	-	-
E. Total	-	-23	-	1	-22	-

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

[a] Including income from quotas of UCITS.

8.3 Net impairment losses on investments held to maturity: breakdown

(in millions of euro)

	Impairment losses			Recoveries				2005	2004 except IAS 39 [5]
	Individual		Collective	Individual		Collective			
	write-offs	other		of interest	other	of interest	other		
A. Debt securities	-	-	-	-	4	-	-	4	-36
B. Loans to banks	-	-	-	-	-	-	-	-	-
C. Loans to customers	-	-	-	-	-	-	-	-	-
D. Total	-	-	-	-	4	-	-	4	-36

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

8.4 Net impairment losses on other financial activities: breakdown

(in millions of euro)

	Impairment losses			Recoveries					2005	2004 except IAS 39 [(5)]
	Individual		Collective	Individual			Collective			
	write-offs	other		of interest	other		of interest	other		
A. Guarantees given	-7	-6	-18	-	80	-	-	8	57	-38
B. Credit derivatives	-	-2	-	-	-	-	-	-	-2	-
C. Commitments to lend funds	-	-	-23	-	-	-	-	3	-20	-
D. Other operations	-5	-	-1	-	1	-	-	7	2	-
E. Total	**-12**	**-8**	**-42**	**-**	**81**		**-**	**18**	**37**	**-38**

(5) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Write-backs refer to the rapid return to performing of an important position previously classified as substandard.

SECTION 9 - NET INSURANCE PREMIUMS - CAPTION 150

Caption not applicable to Gruppo Intesa.

SECTION 10 - OTHER NET INSURANCE INCOME (EXPENSE) - CAPTION 170

Caption not applicable to Gruppo Intesa.

SECTION 11 - ADMINISTRATIVE EXPENSES - CAPTION 180

11.1 Personnel expenses: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [(5)]
1) Personnel employed	**3,224**	**3,217**
a) wages and salaries	2,193	2,226
b) social security charges	606	616
c) termination indemnities	9	7
d) supplementary benefits	-	-
e) provisions for termination indemnities	127	118
f) provisions for post employment benefits	38	27
- defined contribution plans	*11*	*9*
- defined benefit plans	*27*	*18*
g) payments to external pension funds	80	76
- definited contribution plans	*80*	*76*
- defined benefit plans	-	-
h) costs from share based payments	72	8
i) other benefits in favour of employees	99	139
2) Other personnel	**16**	**4**
3) Directors	**15**	**12**
Total	**3,255**	**3,233**

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Provisions to employee termination indemnities determined on the basis of Art. 2120 of the Italian Civil Code amounted to 140 million euro.

11.2 Average number of employees by categories: Banking group

	2005	2004
Personnel		
a) managers	793	821
b) total officers	19,572	18,561
of which 3rd and 4th level	*8,279*	*8,286*
c) other employees	38,338	39,502
Total	**58,703**	**58,884**

11.3 Post employment defined benefit plans: total expense

(in millions of euro)

Total expense recognised in the statement of income	31.12.2005
a. Current service cost	21
b. Interest cost	9
c. Expected return on plan assets	-5
d. Actuarial gains and losses recognised	2
e. Past service cost	-
f. Loss (Income) due to curtailments and settlements	-

The present table illustrates the economic components referred to Allowances for risks and charges - post employment benefits recorded in caption 120 – a, under liabilities in the Consolidated balance sheet.

11.4 Other benefits in favour of employees

The balance of the subcaption, which as at 31st December 2005 amounted to 99 million euro, was essentially formed by contributions to Cassa Assistenza Mutua, by lunch contributions and other minor benefits. As at 31st December 2004 the subcaption also included 55 million euro relative to provisions to the Solidarity Allowance.

11.5 Other administrative expenses: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
Indirect taxes and duties	379	315
Information technology, processing and data processing services	448	414
Rentals and service charges - real estate	196	198
Expenses for consultancy fees	162	127
Postal, telegraphic and delivery services	92	111
Telephonic, teletransmission and transmission expenses	90	94
Legal expenses	46	98
Expenses for maintenance of real estate assets	17	18
Expenses for maintenance of furniture and equipments	40	44
Advertising and promotional expenses	135	120
Transport services	53	54
Lighting, central heating and air conditioning	64	60
Printing, stationery and consumables	45	47
Training expenses and reimbursements to personnel	62	64
Security services	35	41
Information expenses	46	59
Insurance premiums	40	38
Cleaning services	33	34
Rentals of property and equipment	16	28
Data storage and document processing	20	23
Other costs	135	151
Total	**2,154**	**2,138**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

SECTION 12 - NET PROVISIONS FOR RISKS AND CHARGES - CAPTION 190

12.1 Net provisions for risks and charges: breakdown

The caption Net provisions for risks and charges, which as at 31st December 2005 amounted to 426 million euro, recorded the provisions attributable to the year relative to legal disputes for 369 million euro, future charges on equity investments for 49 million euro, other allowances for the residual amount of 8 million euro. The amounts listed above include a 19 million euro increase due to time value.

SECTION 13 – NET ADJUSTMENTS TO / RECOVERIES ON PROPERTY AND EQUIPMENT - CAPTION 200

13.1 Net adjustments to property and equipment: breakdown

(in millions of euro)

	Depreciation	Impairment losses	Recoveries	Net result
A. Property and equipment				
A.1 Owned	-265	-14	7	-272
- used in operations	*-264*	*-10*	*7*	*-267*
- investment	*-1*	*-4*	*-*	*-5*
A.2 Acquired in finance lease	-	-	-	-
- used in operations	*-*	*-*	*-*	*-*
- investment	*-*	*-*	*-*	*-*
Total	**-265**	**-14**	**7**	**-272**

As concerns the determination of impairment losses, please refer to the illustration provided in Part A – Accounting policies.

SECTION 14 – NET ADJUSTMENTS TO / RECOVERIES ON INTANGIBLE ASSETS - CAPTION 210

14.1 Net adjustments to intangible assets: breakdown

(in millions of euro)

	Amortisation	Impairment losses	Recoveries	Net result
A. Intangible assets				
A.1 Owned	-250	-1	-	-251
- internally generated	*-165*	*-*	*-*	*-165*
- other	*-85*	*-1*	*-*	*-86*
A.2 Acquired in finance lease	-	-	-	-
Total	**-250**	**-1**	**-**	**-251**

As concerns the determination of impairment losses, please refer to the illustration provided in Part A – Accounting policies.

SECTION 15 – OTHER OPERATING EXPENSES (INCOME) - CAPTION 220

15.1 Other operating expenses: breakdown

(in millions of euro)

	2005	2004 except IAS 39 (5)
Burglaries and rubberies	12	8
Loan insurance premiums	13	5
Expenses related to finance lease contracts	13	58
Integration and reorganisation charges	13	-
Contributions to national guarantee funds	14	14
Amortisation of leasehold improvements	29	27
Other	149	72
Total	**243**	**184**

(5) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Details relative to operating leases are provided in Part B – Information on the consolidated balance sheet, section Other information.

15.2 Other operating income: breakdown

(in millions of euro)

	2005	2004 except IAS 39 (5)
Income on securitisations	-	29
Recovery of rents paid	6	8
Rentals and recovery of expenses on real estate	10	18
Recovery of insurance costs	14	14
Income related to finance lease contracts	23	11
Recovery of other expenses	48	74
Recovery of taxes and duties	294	233
Other	175	145
Total	**570**	**532**

(5) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

Future minimum payments for operating lease contracts which will be collected within a year amounted to 13 million euro, while those to be collected within 2010 equalled 17 million euro.

SECTION 16 – PROFITS (LOSSES) ON INVESTMENTS IN ASSOCIATES AND COMPANIES SUBJECT TO JOINT CONTROL - CAPTION 240

16.1 Profits (Losses) on investments in associates and companies subject to joint control: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
1) Companies subject to joint control		
A. Profit	61	43
1. Revalutations	*36*	*43*
2. Profits on disposal	*23*	-
3. Write-backs	*2*	-
4. Other [a]	-	-
B. Losses	-10	-
1. Write-downs	*-7*	-
2. Impairment losses	*-2*	-
3. Losses on disposal	-	-
4. Other	*-1*	-
Net result	**51**	**43**
2) Investments in associates		
A. Profit	179	126
1. Revalutations	*122*	*103*
2. Profits on disposal	*54*	*10*
3. Write-backs	-	*13*
4. Other [a]	*3*	-
B. Losses	-4	-15
1. Write-downs	-	*-3*
2. Impairment losses	*-2*	-
3. Losses on disposal	-	*-12*
4. Other	*-2*	-
Net result	**175**	**111**
Total	**226**	**154**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

[a] Included any badwill.

For companies subject to joint control, Revaluations referred to the valuation at equity of the investments in Agos (28 million euro), Po Vita Compagnia di Assicurazioni (7 million euro) and other (1 million euro). Losses on valuation at equity referred to investments in the VUB group.

As concerns investments in associates, that is companies subject to significant influence, Revaluations stemmed from valuation at equity of Intesa Vita, Synesis, RCS and other minor investments.

Profits on disposal mostly referred to Banco de Investimento Imobiliario.

SECTION 17 - VALUATION DIFFERENCES ON PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS MEASURED AT FAIR VALUE - CAPTION 250

17.1 Valuation differences on property, equipment and intangible assets measured at fair value: breakdown

Caption not applicable to Gruppo Intesa.

SECTION 18 – GOODWILL IMPAIRMENT - CAPTION 260

18.1 Goodwill impairment: breakdown

Please refer to Part A – Accounting policies for details on the means of determination of goodwill impairment.

Goodwill impairment referred to modest adjustments recorded by certain Group companies.

SECTION 19 – PROFITS (LOSSES) ON DISPOSAL OF INVESTMENTS - CAPTION 270

19.1 Profits (Losses) on disposal of investments: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
A. Real estate assets	76	189
- profits on disposal	*80*	*190*
- losses on disposal	*-4*	*-1*
B. Other assets [a]	681	33
- profits on disposal	*693*	*37*
- losses on disposal	*-12*	*-4*
Net result	**757**	**222**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

[a] Included profits and losses on disposal of subsidiaries.

As part of Other assets, profits on disposal refer to the disposal of Nextra Investment Management SGR for 682 million euro. It must be noted that the agreement with Crédit Agricole Asset Management entails a price adjustment mechanism based on the assets collected by Gruppo Intesa in the 2005-2007 three-year period. On the basis of this parameter the disposal price may be increased or decreased by 65 million euro.

SECTION 20 - TAXES ON INCOME FROM CONTINUING OPERATIONS - CAPTION 290

20.1 Taxes on income from continuing operations: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [5]
1. Current taxes (-)	-753	-661
2. Changes in current taxes of previous years (+/-)	-	-
3. Reduction in current taxes of the year (+)	-	-
4. Changes in deferred tax assets (+/-)	-548	-128
5. Changes in deferred tax liabilities (+/-)	219	-16
6. Taxes on income for the year (-) (-1+/-2+3+/-4+/-5)	**-1,082**	**-805**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

20.2 Reconciliation of theoretical tax charge to total income tax expense for the period

(in millions of euro)

	2005
Income before tax from continuing operations	4,182
Income before tax from discounted operations	44
Theoretical taxable income	**4,226**

(in millions of euro)

	2005
Income tax - Theoretical tax expense	-1,338
- income exempt or subject to reduced income tax rates	*647*
- income subject to definitive witholding tax	*8*
- non deductible expenses (in total or partially)	*-75*
Income tax - Effective tax expense	*-758*
IRAP - Theoretical tax expense	*-214*
- income/expense not included in taxable income	*-108*
- other	*16*
IRAP - Effective tax expense	*-306*
Other taxes	*-30*
Total income tax expense for the period	**-1,094**
of which: taxes on income from continuing operations	-1,082
taxes on income from discountinued operations	-12

SECTION 21 – INCOME (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS - CAPTION 310

21.1 Income (Loss) after tax from discontinued operations: breakdown

(in millions of euro)

	2005	2004 except IAS 39 [(5)]
Discontinued operations		
1. Income	15	-
2. Charges	-36	-
3. Valuation differences on discontinued operations and related liabilities	-	-
4. Profits (Losses) on disposal	65	-
5 Taxes and duties	-12	-
Income (Losses)	**32**	-

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

21.2 Breakdown of taxes on discontinued operations

(in millions of euro)

	2005	2004 except IAS 39 [(5)]
1. Current taxes (-)	-5	-
2. Changes in deferred tax assets (+/-)	-7	-
3. Changes in deferred tax liabilities (-/+)	-	-
4. Income taxes (-1 +/-2 +/-3)	**-12**	-

[(5)] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the change in the consolidation area.

SECTION 22 – MINORITY INTERESTS - CAPTION 330

22.1 Breakdown of caption 330 Minority interests

Minority interests amounted to 107 million euro. The most significant amounts referred to 26 million euro relative to Privredna Banka Zagreb, 13 million euro to Cassa di Risparmio di Biella e Vercelli and 13 million euro relative to Banca Popolare FriulAdria.

SECTION 23 – OTHER INFORMATION

There is no further information in addition to that already provided in the previous sections.

SECTION 24 – EARNINGS PER SHARE

Earnings per share

	2005			2004		
	Attributable net income [*] (in millions of euro)	Weighted average number of ordinary shares	Euro	Attributable net income [*] (in millions of euro)	Weighted average number of ordinary shares	Euro
Basic EPS	2,799.6	5,955,380,517	0.470	1,725.3	5,915,707,226	0.292
Diluted EPS	2,799.6	5,963,635,153	0.469	1,725.3	5,943,778,535	0.290

[*] Net income calculated deducting dividend attributed to saving shares and net income attributed to Allowance for charitable contributions.

Net income attributable to ordinary shares

(in millions of euro)

	2005	2004 [*]
Net income	3,025.0	1,841.0
minus		
dividends attributed to saving shares	-215.4	-108.2
portion of net income attributed to Allowance for charitable contributions	-10.0	-7.5
Net income attributable to ordinary shares [a]	**2,799.6**	**1,725.3**

[*] Including IAS 39.

[a] For EPS pourposes.

Weighted average number of ordinary shares (for diluted EPS)

	31.12.2005	31.12.2004
Weighted average number of ordinary shares outstanding (for basic EPS)	**5,955,380,517**	**5,915,707,226**
plus		
Weighted dilutive effect due to the potential exercise of stock options	8,254,636	28,071,309
Weighted average number of ordinary shares after dilutive effect (for diluted EPS)	**5,963,635,153**	**5,943,778,535**

For further information on this section, please refer to the Report on operations in the chapter The Banca Intesa share.

Part D – Segment reporting

A. PRIMARY SEGMENT

For information on the preparation criteria of segment reporting and breakdown by business area please refer respectively to Part A – Accounting policies of these Notes to the consolidated financial statements and to the specific chapter of the Report on operations.

A.1 Breakdown by business area: statement of income [(a)]

(in millions of euro)

	Retail Division	Italian Subsidiary Banks Division	International Subsidiary Banks Division	Corporate Division	Central Structures	Total
Net interest income	2,839	903	730	599	214	5,285
Dividends	-	10	-	2	-	12
Profits (Losses) on investments carried at equity	98	-	-6	3	56	151
Net fee and commission income	2,399	523	305	926	-249	3,904
Profits (Losses) on trading	2	77	144	404	48	675
Other operating income (expenses)	20	7	-17	-31	23	2
Operating income	**5,358**	**1,520**	**1,156**	**1,903**	**92**	**10,029**
Personnel expenses	-1,686	-509	-300	-358	-354	-3,207
Other administrative expenses	-1,058	-228	-270	-372	133	-1,795
Adjustments to property, equipment and intangible assets	-212	-28	-87	-68	-119	-514
Operating costs	**-2,956**	**-765**	**-657**	**-798**	**-340**	**-5,516**
Operating margin	**2,402**	**755**	**499**	**1,105**	**-248**	**4,513**
Goodwill impairment	-	-	-	-3	-3	-6
Net provisions for risks and charges	-7	-137	-13	-18	-241	-416
Net adjustments to loans	-448	-93	-141	13	-46	-715
Net impairment losses on other assets	-	-	-7	-6	-15	-28
Profits (Losses) on investments held to maturity and on other investments	-2	18	9	-3	812	834
Income (Loss) before tax from continuing operations	**1,945**	**543**	**347**	**1,088**	**259**	**4,182**

[(a)] Figures from the reclassified forms as described in the Report on operations.

A.2 Breakdown by business area: balance sheet [(a)]

(in millions of euro)

	Retail Division	Italian Subsidiary Banks Division	International Subsidiary Banks Division	Corporate Division	Central Structures	Total
Loans to customers	81,160	25,472	11,837	46,896	4,113	169,478
Due to customers	52,650	17,373	12,509	27,204	5,534	115,270
Securities issued	23,927	8,849	640	9,983	28,921	72,320
Net interbank position	-16,952	2,289	-1,182	-147	11,332	-4,660

[(a)] Figures from the reclassified forms as described in the Report on operations.

B. SECONDARY SEGMENT

For information on the preparation criteria of segment reporting and breakdown by geographic area please refer respectively to Part A – Accounting policies of these Notes to the consolidated financial statements and to the specific chapter of the Report on operations.

B.1 Breakdown by geographic area: statement of income[(a)]

(in millions of euro)

	Italy	Central-Eastern Europe	Other countries	Total
Net interest income	4,292	603	390	5,285
Dividends	12	-	-	12
Profits (Losses) on investments carried at equity	157	-6	-	151
Net fee and commission income	3,488	258	158	3,904
Profits (Losses) on trading	518	134	23	675
Other operating income (expenses)	14	-17	5	2
Operating income	**8,481**	**972**	**576**	**10,029**
Personnel expenses	-2,820	-250	-137	-3,207
Other administrative expenses	-1,496	-218	-81	-1,795
Adjustments to property, equipment and intangible assets	-423	-74	-17	-514
Operating costs	**-4,739**	**-542**	**-235**	**-5,516**
Operating margin	**3,742**	**430**	**341**	**4,513**
Goodwill impairment	-6	-	-	-6
Net provisions for risks and charges	-390	-	-26	-416
Net adjustments to loans and receivables	-554	-96	-65	-715
Net impairment losses on other assets	-19	3	-12	-28
Profits (Losses) on investments held to maturity and on other investments	817	9	8	834
Income (Loss) before tax from continuing operations	**3,590**	**346**	**246**	**4,182**

Breakdown by geographic area is carried out with reference to the Country of residence of Group entities.

[(a)] Figures from the reclassified forms as described in the Report on operations.

B.2 Breakdown by geographic area: balance sheet[(a)]

(in millions of euro)

	Italy	Central-Eastern Europe	Other countries	Total
Loans to customers	149,336	11,874	8,268	169,478
Due to customers	95,020	12,577	7,673	115,270
Securities issued	58,214	644	13,462	72,320
Net interbank position	-7,007	-1,202	3,549	-4,660

Breakdown by geographic area is carried out with reference to the Country of residence of Group entities.

[(a)] Figures from the reclassified forms as described in the Report on operations.

Part E – Information on risks and relative hedging policies

RISK MANAGEMENT AND THE CONTROLS SYSTEM

Banca Intesa attributes great importance to risk management and the controls system as conditions to:

- ensure reliable and sustainable value creation in a context of controlled risk;
- protect the Group's financial strength and reputation;
- permit a transparent representation of the risk profile of its portfolios.

From this viewpoint, Banca Intesa made great efforts in the last few years to obtain the validation by Supervisory authorities of the internal models for market risks and for credit derivatives, to align operating methodologies and standard practices to the indications contained in the recent regulations which discipline the definition of capital requirements to cover credit and operational risks and, lastly, to further increase the effectiveness of instruments already inserted in the processes. The definition of operating limits related to risk indicators (such as VaR) and the reference to the measurement of the "expected loss" and "capital at risk" implicit in the various portfolios, are some of the passages which make the operating declination of the strategic and operating guidelines defined by the Board of Directors, consistent along the whole of the Bank's decision-making chain, to the single operating units and to the single desk.

Within the controls system, the Head Office departments in charge of managing risks and of internal auditing – *Risk Management, Credit* and *Internal Auditing* – periodically meet with the other Departments, in charge of line controls as well as responsible for operating units, within certain Committees which have the role of monitoring the various risk profiles and verifying the adequacy and the correct functioning of the monitoring mechanisms based on rigorous separation criteria. The most significant committees are: the *Internal Control Committee*, the *Group's Financial Risks Committee*, the *Liquidity Committee*. Other risk checks are placed directly in contact with the Bank's day to day operations: *Credit Committee, Risk Meeting, New Product Committee*.

Risk management activities are aimed at guaranteeing constant monitoring of the main risks, regulatory compliance and effective support to the decision-making process. This entails:

- the rigorous and timely measurement of market risks (trading and banking book), structural interest rate and liquidity risks, credit risks (trading and banking book), Country risk and operational risk. Adopted methodologies provide an integrated representation of the various risk profiles; analyses are conducted mainly on positions in the books with reference to historical and normal market conditions and are supplemented by portfolio analyses and stress test estimates, what-if and scenario simulations;
- the definition of valuation parameters and rules for contracts subject to marking-to-market and fair value, as well as structuring and direct valuation when this may not be obtained from standard tools available for the business units;
- the interaction with Supervisory authorities for the validation and maintenance of internal models as well as, in this phase, the adequacy verifications with respect to the New Capital Accord (Basel II);
- the information support to planning activities and top management so that operations may be conducted in a context of controlled risk and it is possible to assess value-generation via the measurement of "expected loss" and "capital at risk";
- the close collaboration with the operating units to extend risk management methodologies to services offered to customers;
- the support to communication to pursue the objectives of transparency with customers and the market.

Internal controls system and auditing

With reference to internal auditing, the Internal Auditing Department is attributed the responsibility of surveillance on the regular proceeding of the Group's operations, processes and risks, assessing the overall functionality of the internal controls system that guarantees i) the effectiveness and efficiency of Company processes, ii) the safeguard of asset value and protection from losses, iii) reliability and integrity of accounting and management information, as well as iv) transaction compliance with the policies defined by the Company's governance bodies and with internal and external regulations.

The Internal Auditing Department has a structure and a control model which is organised consistently with the divisional model of Banca Intesa and the Group. Furthermore, a compliance function is operational within the Internal Auditing Department and is responsible for guaranteeing over time the presence of rules, procedures and standard practices which effectively prevent violations or infringements of regulations in force as concerns financial intermediation and anti-money laundering. This structure complies with provisions set out by the Basel Committee and also has the responsibility of "Internal Control Function" pursuant to the regulations regarding investment services.

Auditing activities were performed directly for the Parent Company Banca Intesa and for a limited number of subsidiaries which have an "in service" contract for risks control; second level control was conducted for other Group companies.

Direct surveillance was carried out via:

- the control on operational processes of network and central structures, with verifications, also through on-site interventions, on the functionality of line controls in place, on the respect of internal and external regulations, on the reliability of operational structures and delegation mechanisms, on correctness of available information in the various activities and on their adequate use;
- the surveillance, via distance monitoring integrated by on-site visits, over the credit granting and management process, verifying its adequacy with respect to the risks control system and the functioning of measurement mechanisms in place;
- the valuation of adequacy and effectiveness of information technology system development and management processes, to ensure their reliability, security and functionality;
- the surveillance, also via on-site visits, over the processes related to financial operations and over the adequacy of related risks control systems;
- the verification of compliance with the behavioural rules and of the correctness of procedures adopted on investment services as well as compliance with regulations in force as concerns the separation of the assets of customers;
- the verification of the operations performed by branches abroad, with interventions by internal auditors both local and from the Head Office.

Indirect surveillance was conducted via direction and control over the adequacy and functionality of the internal auditing structures of Group subsidiaries in Italy and abroad. Direct review and verification interventions were also conducted on the latter.

In performing its duties, the Internal Auditing Department uses preliminary methods of analysis of risks, defining the plan of the subsequent verifications based on the priorities which emerge from the preliminary valuations; this criterion used for planning interventions, based on risks, has been integrated with the objective of in any case guaranteeing that operating units, in particular of the Network, are provided with adequate temporal and physical coverage.

Any weak points have been systematically notified to the Departments involved for prompt improvement actions which are monitored by follow-up activities.

The valuations of the internal controls system deriving from the checks have been periodically transmitted to the Board of Directors, the Board of Statutory Auditors and the Internal Control Committee which request detailed updates also on the state of solutions under way to mitigate weak points; furthermore, the most significant events have been promptly signalled to the Board of Statutory Auditors.

An analogous approach is used as concerns the responsibilities of administrative bodies *ex* Legislative Decree 231/01 for the Internal Control Committee, as Supervisory Authority.

The activity carried out in 2005 did not lead to highlight in the internal controls system any deficiencies, such to consider it inadequate to prevent or identify with sufficient timeliness errors or irregularities which may lead to losses of significant amount.

CREDIT RISK

QUALITATIVE INFORMATION

Credit granting process
Credit strategies and policies address:
- efficient selection of the single borrowers via an attentive creditworthiness analysis aimed at containing default risk, notwithstanding the objective of privileging commercial lending or loans to support new production capacity with respect to merely financial interventions;
- portfolio diversification, limiting the concentration of exposures on single counterparties/groups, single sectors or geographic areas;
- control of relationship characteristics, carried out with an information technology procedure, through a synthetic risk indicator, and systematic surveillance activity over the relationships which present irregularities, both aimed at rapidly identifying any signs of deterioration in risk exposures and inserting any deteriorated exposures in a specific credit management process.

The constant monitoring of loan portfolio quality is pursued by the adoption of specific operating checks for all the phases of loan management (analysis, granting, monitoring, management of non-performing loans).
The management of credit risk profiles of the loan portfolio is assured, starting from the analysis and granting phases, by:
- checks on the existence of the necessary conditions for creditworthiness, with particular focus on the client's current and prospective capacity to produce satisfactory income and congruous cash flows;
- the assessment of the nature and size of proposed loans, considering the actual requirements of the party requesting the loan, the course of the relationship already in progress and the presence of any relationship between the client and other borrowers;
- the search of a structure of loans so to favour the flow of operations to be carried out on the specific fiduciary relationship and, possibly, via cross selling of banking products and services.

The credit granting process, which sets out various autonomy levels both at the Network's local structures and at the Head Office Departments, requires the attribution of an internal rating to each counterparty when assessing loan applications and monitoring existing loans and the periodic updating of such internal ratings at least yearly. The internal rating affects determination of the decision-making entity, with the exception of collective bodies, since positions which present a PD (Probability of Default) exceeding a predetermined threshold, must be approved by the immediately-higher competent body with respect to that determined with ordinary criteria.

Credit risk methodologies, instruments and analysis
Surveillance and monitoring activities are currently based on an internal controls system aimed at the optimal management of credit risk.
In particular, such activities are performed using measurement methods and performance controls that permit the construction of a synthetic risk indicator, available on a monthly basis. It interacts with processes and procedures for loan management (periodic reviews, loan applications, non-performing loans) and for credit risk control and permits to formulate timely assessments when any anomalies arise or persist.
Extraordinary maintenance interventions on the risk indicator were carried out in 2005 reducing its volatility and increasing its predictive power, with an overall improvement in its performance.
For large foreign customers the indicator is built using various sources such as: i) external ratings, ii) spreads on bonds, iii) spreads on Credit Default Swaps, and iv) expected default frequency (EDF).
The positions to which the synthetic risk index attributes a high risk valuation, which is confirmed over time, are intercepted by the Non-performing Loan Process. This process, supported by a dedicated information technology procedure, enables to constantly monitor, largely with automatic interventions, all the phases for the management of anomalous positions. The positions which present an anomalous trend, are classified in different categories based on the risk level. Exposures with entities in default or in basically similar situations are classified in

doubtful loans; exposures with entities in temporary difficulties, which it is deemed may be solved in a congruous period of time are classified in substandard loans; positions for which a bank (or a group of banks), due to the deterioration of the economic and financial conditions of the borrower, permits a modification in the original contractual terms are classified in restructured loans. Lastly, starting from 2005, following the modification of supervisory provisions and the introduction of international accounting principles, non-performing loans also include positions past due by over 180 days. This modification led to both the introduction of a new accounting category in which the positions with such characteristics are classified, and the inclusion of the continuing past-due condition as one of the elements to consider for the automatic identification in the Non-performing Loan Process, for the purpose of favouring the solution of the anomaly before the number of past due days set forth for the new classification are reached.

Furthermore, all fiduciary positions are subject to a specific periodic review carried out for each counterparty/economic group by the competent central or peripheral structures based on the credit line limits; moreover, an automatic *ad hoc* audit procedure is in place for fiduciary relationships of small amounts and with low risk indexes.

The Information Portal of the Credit Department offers both the Retail Division's operating units and the structures of the Corporate Division access via the Bank's Intranet to a wide range of standard reports dedicated to the loan portfolio of competence, updated monthly and to a series of "Alerts" which enable to identify the potentially-critical situations among those analysed.

The exchange of basic information flows among different Group entities is assured by the Group's "Centrale Rischi" (exposure monitoring and control system) and by "Posizione Complessiva di Rischio" (global risk position), that enable to highlight and analyse credit risks for each single client or economic group both towards Gruppo Intesa as a whole and towards individual Group companies.

Within the credit monitoring and analysis process also the indicators set forth by the New Basel Accord on capital requirements (Basel II) are becoming increasingly important.

Gruppo Intesa is implementing the Internal rating based – Advanced method (IRB Advanced). According to this methodology, in addition to PD, the bank must also determine internally these other elements for the estimation of "expected and unexpected loss" in case of default: exposure at default (EAD), loss given default (LGD) and maturity (M) of the operation.

As regards the methodologies adopted as part of the project for compliance to the new supervisory requirements, the rating models have been chosen based on their capacity to represent to the best the customer risk profile, diversifying the methodologies (scoring, qualitative and mixed statistical models) aimed at optimising the use of the available information set and identifying the specific characteristics of each customer segment. In particular, valuation models have been diversified based on type of counterparty, economic sector and turnover. In 2005 the models in use have been reestimated, as part of the validation process with the Bank of Italy, and the valuation method applied to Italian companies has been standardised in a single scale encompassing 13 classes thus permitting to widen the scale which aggregates counterparties in groups which are consistent in terms of probability of default (PD) to an analogous number of risk categories.

The classes are defined on the basis of predetermined PD ranges, with the objective of guaranteeing the maximum granularity of the scale and at the same time of obtaining a good correspondence with the default frequencies observed in the portfolios.

Customers are divided as follows:

- *households*, which includes counterparties recorded as "individuals" who do not own individual enterprises. The segment is characterised by a very high number of counterparties, which normally have been granted overdrafts for limited amounts and for which the model used to determine the rating sets out a calculation method differentiated based on the type of product requested;
- *SMEs with a turnover under or equal to 2.5 million euro*, which includes resident counterparties of any juridical nature which operate in the field of production and/or distribution of goods or services. Also this segment is characterised by a high number of granted overdrafts of limited amount. The rating model is differentiated on the basis of the juridical nature of the counterparty (individual enterprises, partnerships, companies);
- *SMEs with a turnover between 2.5 million euro and 6 million euro*. The rating model uses qualitative information, in addition to quantitative figures;

- *SMEs, corporates and large corporates with a turnover respectively between 6 and 50 million euro, 50 and 125 million euro and over 125 million euro,* characterised by companies which operate in the field of production and/or distribution of goods or services. Such segments are characterised by a more limited number of counterparties and the rating model applied to these counterparties also considers qualitative information;
- *foreign*, which includes non-resident companies which operate in the field of production and/or distribution of goods or services independently from their turnover;
- *banks*, which includes all Italian and foreign credit institutions;
- *joint accounts* between individuals and companies and *joint accounts between enterprises*;
- *Sovereigns*.

The rating models for other financial institutions, non-profit institutions and public entities are currently under definition and estimates for insurance companies have commenced implementation.
Assigned ratings are subject to an update at least yearly and whenever new qualitative elements may lead to a modification of assigned rating class.
The objective is determining, at the end of the models implementation process, a complete rating system, which permits consistency in the measurement of the risk level both for single counterparties and for the entire portfolio, integrated and capable of supporting internal credit processes (granting, management and monitoring), credit pricing and capital management.

From this viewpoint, a review of credit processes also commenced, aimed at:
- as regards granting, determining credit-granting autonomies on the basis not only of the size of the loan, but also of the probability of default;
- as regards management, to a redefinition of the phases and the timing for the identification and the classification of non-performing loans, differentiating no longer only on the basis of the risk index and of the amount, but also in function of the probability of default.

As already highlighted in accounting criteria, the approach set forth by the New Capital Accord for the purposes of bank supervision was used, for the aspects compatible with IAS/IFRS, also for the determination of provisioning on performing loans recorded in the financial statements. In such context, the estimates of the risk components PD and LGD are used as inputs in the collective measurement process as segmentation factors of loans and for the determination of percentage adjusments to be applied to the performing loan portfolio. The fact that figures come from the same source guarantees the methodological convergence between the two calculations and, at the same time, a greater consistency in the estimate of provisions for accounting purposes and the quantification of prudential capital requirements when the new supervisory regulations come into effect.
In parallel with the implementation processes of the new parameters (PD, LGD, EAD), in 2005, as required by Pillar 2 of the New Capital Accord, the Risk Management Department continued to develop a capital at risk measurement system based on *CreditVaR*, consistent with the solutions already adopted by the Group for market risks. This system enables to produce regulatory estimates alongside operating measures which are better suited to represent the risk profiles of portfolios. The implemented instruments are capable of seizing the correlation/diversification effects present in the various portfolios. Therefore, such instruments support a proactive management of credit risk, allocation and commercial policies, also in adverse market conditions, through opportune stress test analysis. For this purpose, *ad hoc* analyses were conducted in 2005 with Supervisory authorities and the International Monetary Fund, which confirm the Group's capacity to face crisis scenarios on the international or domestic markets. In general, in addition to the analysis of risk within portfolios, an estimate of the impact of adverse conditions on risk profile is produced on a quarterly basis. Stress analyses simulating stock market crashes or increases in the probability of default of certain counterparties are used.
On a quarterly basis a report is presented to the Group's Financial Risk Committee containing the credit risk levels recorded in the banking book, with details relative to the commercial segments in terms of i) average PD and LGD, II) total EAD, iii) capital absorbed on the basis of the New Basel Accord provisions, iv) capital at risk measured using the portfolio model, and v) provisions approximated with internal expected loss estimates.

Lastly, the credit risk on the international large customers portfolio is monitored weekly also through the production of a synthetic valuation index used to activate the non-performing loan process for higher risk customers.

QUANTITATIVE INFORMATION

CREDIT QUALITY

Performing and non-performing exposures: amounts, adjustments, changes, economic and geographic breakdown

In the tables in this section the information related to Country risk is not presented separately in compliance with the methodological decision made by Gruppo Intesa for collective measurement of performing loans based on parameters that include "Country risk".
For this purpose it must be noted that non-guaranteed exposures to Countries at risk, net of the collective measurement portion, totalled 1,213 million euro equal to approximately 0.5% of total performing financial assets. Countries which presented the most significant exposures were Brazil for 361 million euro, the Cayman Islands for 332 million euro and Serbia-Montenegro for 254 million euro.

Breakdown of financial assets by portfolio classification and credit quality (book value)

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk	Other Assets	Total
1. Financial assets held for trading	-	12	-	2	-	51,053	51,067
2. Financial assets available for sale	-	1	-	3	-	4,375	4,379
3. Investments held to maturity	-	1	-	-	-	2,809	2,810
4. Due from banks	1	-	-	-	-	27,110	27,111
5. Loans to customers	1,227	3,126	92	715	-	164,318	169,478
6. Financial assets designated at fair value through profit and loss	-	-	-	-	-	-	-
7. Financial assets under disposal	16	15	-	-	-	2,838	2,869
8. Hedging derivatives	-	-	-	-	-	1,278	1,278
Total	**1,244**	**3,155**	**92**	**720**	**-**	**253,781**	**258,992**

Breakdown of financial assets by portfolio classification and credit quality (gross and net values)

(in millions of euro)

	Non-performing assets				Other assets			Total (net exposure)
	Gross exposure	Individual adjustments	Collective adjustments	Net exposure	Gross exposure	Collective adjustments	Net exposure	
1. Financial assets held for trading	19	-5	-	14	X	X	51,053	51,067
2. Financial assets available for sale	5	-1	-	4	4,375	-	4,375	4,379
3. Investments held to maturity	2	-1	-	1	2,809	-	2,809	2,810
4. Due from banks	25	-24	-	1	27,134	-24	27,110	27,111
5. Loans to customers	9,188	-4,028	-	5,160	165,338	-1,020	164,318	169,478
6. Financial assets designated at fair value through profit and loss	-	-	-	-	X	X	-	-
7. Financial assets under disposal	462	-431	-	31	2,841	-3	2,838	2,869
8. Hedging derivatives	-	-	-	-	X	X	1,278	1,278
Total	**9,701**	**-4,490**	**-**	**5,211**	**202,497**	**-1,047**	**253,781**	**258,992**

On- and off-balance sheet exposures to banks: gross and net values

(in millions of euro)

	Gross exposure	Individual adjustments	Collective adjustments	Net exposure
A. ON-BALANCE SHEET EXPOSURES				
a) Doubtful loans	25	-24	-	1
b) Substandard loans	-	-	-	-
c) Restructured exposures	-	-	-	-
d) Past due exposures	-	-	-	-
e) Country risk	-	X	-	-
f) Other assets	29,760	X	-24	29,736
Total A	**29,785**	**-24**	**-24**	**29,737**
B. OFF-BALANCE SHEET EXPOSURES				
a) Non-performing	-	-	-	-
b) Other	32,021	X	-41	31,980
Total B	**32,021**	**-**	**-41**	**31,980**

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to banks: changes in gross non-performing exposures and gross exposures subject to "Country risk"

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial gross exposure	26	1	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	3	-	-	-	-
B.1 inflows from performing exposures	-	-	-	-	-
B.2 transfers from other non-performing exposure categories	1	-	-	-	-
B.3 other increases	2	-	-	-	-
C. Decreases	-4	-1	-	-	-
C.1 outflows to performing exposures	-	-	-	-	-
C.2 write-offs	-4	-	-	-	-
C.3 repayments	-	-	-	-	-
C.4 credit disposals	-	-	-	-	-
C.5 transfers to other non-performing exposure categories	-	-1	-	-	-
C.6 other decreases	-	-	-	-	-
D. Final gross exposure	25	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to banks: changes in total adjustments

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial total adjustments	25	1	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	4	-	-	-	-
B.1 impairment losses	3	-	-	-	-
B.2 transfers from other non-performing exposure categories	-	-	-	-	-
B.3 other increases	1	-	-	-	-
C. Decreases	-5	-1	-	-	-
C.1 recoveries on impairment losses	-	-	-	-	-
C.2 recoveries on repayments	-	-	-	-	-
C.3 write-offs	-4	-	-	-	-
C.4 transfers to other non-performing exposure categories	-	-	-	-	-
C.5 other decreases	-1	-1	-	-	-
D. Final total adjustments	24	-	-	-	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On- and off-balance sheet exposures to customers: gross and net values

(in millions of euro)

	Gross exposure	Individual adjustments	Collective adjustments	Net exposure
A. ON-BALANCE SHEET EXPOSURES				
a) Doubtful loans	4,424	-3,181	-	1,243
b) Substandard loans	4,352	-1,209	-	3,143
c) Restructured exposures	124	-32	-	92
d) Past due exposures	757	-39	-	718
e) Country risk	-	X	-	-
f) Other assets	207,757	-	-1,023	206,734
Total A	**217,414**	**-4,461**	**-1,023**	**211,930**
B. OFF-BALANCE SHEET EXPOSURES				
a) Non-performing	716	-137	-17	562
b) Other	82,405	X	-143	82,262
Total B	**83,121**	**-137**	**-160**	**82,824**

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to customers: changes in gross non-performing exposures and gross exposures subject to "Country risk"

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial gross exposure	**12,710**	**4,767**	**239**	-	-
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	**1,861**	**3,170**	**41**	**1,574**	-
B.1 inflows from performing loans	438	2,127	8	1,389	-
B.2 transfers from other non-performing exposure categories	954	466	17	111	-
B.3 other increases	469	577	16	74	-
C. Decreases	**-10,147**	**-3,585**	**-156**	**-817**	-
C.1 outflows to performing loans	-82	-1,223	-137	-251	-
C.2 write-offs	-7,588	-109	-	-1	-
C.3 repayments	-717	-1,053	-10	-116	-
C.4 credit disposals	-1,652	-18	-	-	-
C.5 transfers to other non-performing exposure categories	-34	-1,057	-8	-449	-
C.6 other decreases	-74	-125	-1	-	-
D. Final gross exposure	**4,424**	**4,352**	**124**	**757**	-
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

On-balance sheet exposures to customers: changes in total adjustments

(in millions of euro)

	Doubtful loans	Substandard loans	Restructured exposures	Past due exposures	Country risk
A. Initial total adjustments	**8,494**	**1,118**	**26**	**-**	**-**
- of which exposures sold not derecognised	-	-	-	-	-
B. Increases	**3,286**	**857**	**17**	**44**	**-**
B.1 impairment losses	822	575	4	35	-
B.2 transfers from other non-performing exposure categories	172	10	4	5	-
B.3 other increases	2,292	272	9	4	-
C. Decreases	**-8,599**	**-766**	**-11**	**-5**	**-**
C.1 recoveries on impairment losses	-168	-292	-7	-2	-
C.2 recoveries on repayments	-200	-146	-1	-1	-
C.3. write-offs	-7,588	-109	-	-1	-
C.4 transfers to other non-performing exposure categories	-9	-179	-3	-	-
C.5. other decreases	-634	-40	-	-1	-
D. Final total adjustments	**3,181**	**1,209**	**32**	**39**	**-**
- of which exposures sold not derecognised	-	-	-	-	-

On-balance sheet exposures includes all on-balance sheet financial assets, irrespective of their portfolio of allocation in the financial statements: trading, available for sale, held to maturity, loans, assets designated at fair value through profit and loss, discontinued operations.

Financial assets – Captions 20, 30, 40, 50 and 70 of assets: borrower / issuer breakdown

(in millions of euro)

	Financial assets held for trading	Financial assets designated at fair value through profit and loss	Financial assets available for sale	Investments held to maturity	Loans to customers
A. CASH ASSETS					
1. Debt securities	26,650	-	2,054	2,809	2,685
a) Governments and Central Banks	*2,731*	-	*276*	*2,554*	*32*
b) Other public entities	*2,118*	-	*214*	*5*	*1,340*
c) Banks	*8,997*	-	*298*	*197*	*X*
d) Other issuers	*12,804*	-	*1,266*	*53*	*1,313*
2. Equities	3,056	-	2,007	-	-
a) Banks	*456*	-	*89*	-	*X*
b) Other issuers	*2,600*	-	*1,918*	-	-
3. Loans	-	-	314	-	161,633
a) Governments and Central Banks	-	-	-	-	*4,656*
b) Other public entities	-	-	-	-	*3,709*
c) Banks	-	-	-	-	*X*
d) Other issuers	-	-	*314*	-	*153,268*
4. Non-performing assets	-	-	4	1	5,160
a) Governments and Central Banks	-	-	-	-	*1*
b) Other public entities	-	-	-	-	*4*
c) Banks	-	-	-	-	*X*
d) Other issuers	-	-	*4*	*1*	*5,155*
5. Assets sold not derecognised	5,314	-	-	-	-
a) Governments and Central Banks	*4,102*	-	-	-	-
b) Other public entities	*90*	-	-	-	-
c) Banks	*104*	-	-	-	*X*
d) Other issuers	*1,018*	-	-	-	-
Total A	**35,020**	**-**	**4,379**	**2,810**	**169,478**
B. DERIVATIVES					
a) Banks	*13,364*	-	-	-	-
b) Customers	*2,683*	-	-	-	-
Total B	**16,047**	**-**	**-**	**-**	**-**

The table shows breakdown of the various categories of financial assets, as defined in the compulsory financial statement forms, by the sector of borrowers or issuers (for securities) according to the classification criteria set out by the Bank of Italy.

Classification of exposures based on ratings

	Total exposures	Exposures to corporate counterparties
Investment grade	60.44%	52.86%
Speculative grade	39.56%	47.14%

The table shows percentage breakdown of on-balance sheet exposures, guarantees given and commitments to lend funds, by rating of counterparties. Exposures to counterparties with an investment grade rating (corresponding in the scale used by Standard & Poor's to a level between AAA and BBB) are separated from exposures with speculative grade rating. With reference to the latter, it must be noted that speculative grade exposures are concentrated in the classes close to investment grade where the most significant portion of Italian small and medium-sized enterprises is concentrated.
Breakdown reflects probabilities of default (PD) calculated internally (which cover over 70% of the portfolio), market ratings attributed by specialised agencies in the absence of internal data

(approximately 10% of the portfolio) and for the remaining counterparties which do not have an individual rating, average segment/portfolio figures have been used.
If derivatives are included in the portfolio, since derivative contracts are mostly stipulated with financial counterparties, the portion of investment grade exposure would increase to 63.61%.

Breakdown of guaranteed exposures by type of guarantee

Guaranteed loans to customers

(in millions of euro)

	Exposure totally/partly guaranteed	Value of real guarantees	Value of personal guarantees
Loans to customers	102,769	88,009	34,521
Total	**102,769**	**88,009**	**34,521**

Breakdown and concentration of loans

Breakdown of loans to customers

(in millions of euro)

Counterparties	
Governments	4,689
Other public entities	5,053
Financial institutions	15,917
Non-financial companies and family-run businesses	101,716
- wholesale and retail trade, recovery and repairs	*16,073*
- construction and public works	*10,852*
- metal products, excluding cars and means of transport	*3,972*
- food products, beverages and tobacco-based products	*3,941*
- textiles, leather and footwear, clothing	*3,723*
- agricultural and forestry products and fishing	*3,629*
- agricultural and industrial machinery	*3,329*
- hotel and catering	*3,143*
- energy products	*2,795*
- other industrial products	*2,646*
- minerals and non-metal mineral based products	*2,436*
- paper, paper products, printed products and publishing	*2,149*
- chemical products	*2,147*
- electric materials and supplies	*2,136*
- rubber and plastic products	*1,902*
- other services for sale	*27,819*
- other non-financial companies	*9,024*
Consumer families and other	42,103
Total	**169,478**

Breakdown of non-performing loans to customers

(in millions of euro)

Non-performing loan counterparties	
Financial institutions	99
Non-financial companies and family-run businesses	3,802
- construction and public works	*590*
- wholesale and retail trade, recovery and repairs	*555*
- hotels and catering	*225*
- textiles, leather and footwear, clothing	*172*
- agricultural and forestry products and fishing	*165*
- food products, beverages and tobacco-based products	*162*
- metal products, excluding cars and means of transport	*119*
- other industrial products	*107*
- agricultural and industrial machinery	*107*
- electric materials and supplies	*87*
- minerals and non-metal mineral based products	*83*
- paper, paper products, printed products and publishing	*77*
- means of transport	*73*
- chemical products	*62*
- internal transport services	*60*
- other services for sale	*956*
- other non-financial companies	*202*
Other	1,259
Total	**5,160**

Concentration of loans

Large credit risks

Large credit risks	
a) Amount (in millions of euro)	3,075
b) Number	1

Breakdown of on- and off-balance sheet exposures to customers by geographic area (book value)

(in millions of euro)

	Italy	Other EU Countries	Other Countries	Total
ASSETS				
- Financial assets held for trading	24,639	13,671	12,757	51,067
- Financial assets available for sale	2,728	914	737	4,379
- Investments held to maturity	60	2,548	202	2,810
- Hedging derivatives	201	913	164	1,278
- Loans to customers	146,184	13,406	9,888	169,478
- Due from banks	13,145	10,166	3,800	27,111
Total Assets	**186,957**	**41,618**	**27,548**	**256,123**
LIABILITIES				
- Due to banks	8,947	11,463	11,361	31,771
- Due to customers	93,468	12,961	8,841	115,270
- Securities issued	58,892	4,762	8,666	72,320
- Financial liabilities held for trading	17,195	1,769	2,285	21,249
- Hedging derivatives	284	1,046	80	1,410
Total Liabilities	**178,786**	**32,001**	**31,233**	**242,020**
Guarantees and commitments	**44,634**	**43,841**	**20,659**	**109,134**

SECURITISATIONS AND ASSET SALES

Securitisations

Qualitative information

In 2005 the portion of securities (*Covered bonds, ABS)* deriving from securitisations held in the trading portfolio increased.

Proprietary trading was carried out through purchase and sale of securities, on primary and secondary markets, characterised by an extremely high creditworthiness and liquidity profile, following the principle of diversification by geographic area and type of collateral.

Trading on securities deriving from securitisations is based not only on the analysis of market trends, but also on the qualitative and quantitative analysis of collaterals, on the valuation of credit enhancement and on the allocation rules regarding principal and interest payment flows.

Risk and performance monitoring on each security present in the portfolio is carried out at two levels. At the first level, at least weekly, market prices are analysed. At the second level, monthly, the analysis of statistics referred to collateral performance are conducted.

Quantitative information

Breakdown of exposures deriving from securitisations by quality of underlying asset

(in millions of euro)

	On-balance sheet exposures			Off-balance sheet exposures		
	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
A. Originated underlying assets	**27**	**415**	**121**	**50**	-	-
a) Non-performing	11	282	36	37	-	-
b) Other	16	133	85	13	-	-
B. Third party underlying assets	**7,946**	**620**	**23**	-	-	-
a) Non-performing	2	42	-	-	-	-
b) Other	7,944	578	23	-	-	-
Total	**7,973**	**1,035**	**144**	**50**	-	-

Breakdown of exposures deriving from main "originated" securitisations by type of securitised asset and by type of exposure

(in millions of euro)

	On-balance sheet exposures						Off-balance sheet exposures					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries
A. Fully derecognised	**20**	**-4**	**310**	**-11**	**121**	**4**	**50**	**-**	**-**	**-**	**-**	**-**
A.1 Intesa Lease Sec - *leasing*	*7*	-	-	-	-	-	-	-	-	-	-	-
A.2 Intesa Sec 2 - *performing residential mortgages*	-	-	*4*	-	*75*	-	-	-	-	-	-	-
A.3 Intesa Sec - *performing mortgages*	-	-	-	-	*10*	*2*	*13*	-	-	-	-	-
A.4 Intesa Sec Npl - *doubtful mortgages*	-	-	*86*	*-11*	*36*	*2*	*37*	-	-	-	-	-
A.5 Patrimonio Banco Wiese 1999-01 - *doubtful and substandard loans and other assets*	*9*	-	*220*	-	-	-	-	-	-	-	-	-
A.6 Patrimonio Banco Wiese 1999-02 - *doubtful and substandard loans and other assets*	*4*	*-4*	-	-	-	-	-	-	-	-	-	-
B. Partly derecognised	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
C. Not derecognised	**7**	**-**	**105**	**3**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
C.1 Leonardo Synthetic - *corporate loans*	*7*	-	*10*	*1*	-	-	-	-	-	-	-	-
C.2 Verdi Synthetic - *loans and revolving credit facilities*	-	-	*31*	*1*	-	-	-	-	-	-	-	-
C.3 Vespucci - *asset backed securities and collateralised debt obligations*	-	-	*64*	*1*	-	-	-	-	-	-	-	-
Total	**27**	**-4**	**415**	**-8**	**121**	**4**	**50**	**-**	**-**	**-**	**-**	**-**

Breakdown of exposures deriving from main "third party" securitisations by type of securitised asset and by type of exposure

(in millions of euro)

	On-balance sheet exposures						Off-balance sheet exposures					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries	Book value	Adjust./ recoveries
A.1 Aca												
- securities	166	-	-	-	-	-	-	-	-	-	-	-
A.2 AYT Cedulas												
- public sector financing	250	3	-	-	-	-	-	-	-	-	-	-
A.3 Bryn												
- loans	107	-	-	-	-	-	-	-	-	-	-	-
A.4 Callidus Debt Partners												
- securities	57	-	-	-	-	-	-	-	-	-	-	-
A.5 Cartesio												
- loans	106	-	-	-	-	-	-	-	-	-	-	-
A.6 Cititbank Credit Card Issuance Trust												
- credit card loans	-	-	87	-	-	-	-	-	-	-	-	-
A.7 Diocleziano												
- land, industrial and public entities mortgages	113	-1	-	-	-	-	-	-	-	-	-	-
A.8 Duchess												
- securities	181	1	-	-	-	-	-	-	-	-	-	-
A.9 Edison Treasury Services												
- trade receivables	165	-	-	-	-	-	-	-	-	-	-	-
A.10 F.I.T.S. - Truck Lease												
- leasing	94	-	-	-	-	-	-	-	-	-	-	-
A.11 F.I.T.S. - Truck Loans												
- loans	86	-	-	-	-	-	-	-	-	-	-	-
A.12 Fort Sheridan												
- securities	202	-	-	-	-	-	-	-	-	-	-	-
A.13 Geldilux												
- loans	288	-	-	-	-	-	-	-	-	-	-	-
A.14 Im Cedulas												
- public sector financing	53	2	-	-	-	-	-	-	-	-	-	-
A.15 Jupiter												
- securities	212	-	-	-	-	-	-	-	-	-	-	-
A.16 Landmark												
- securities	75	-	-	-	-	-	-	-	-	-	-	-
A.17 Lavoro Finance												
- consumer loans	70	-	-	-	-	-	-	-	-	-	-	-
A.18 Nixes Three												
- loans	104	-	-	-	-	-	-	-	-	-	-	-
A.19 Rhodium												
- securities	225	-	-	-	-	-	-	-	-	-	-	-
A.20 Saturn Ventures												
- securities	142	-	-	-	-	-	-	-	-	-	-	-
A.21 Soc. Cart. Crediti INPS												
- social security benefits	616	-2	-	-	-	-	-	-	-	-	-	-
A.22 SCIP												
- real estate assets	346	-	-	-	-	-	-	-	-	-	-	-
A.23 Smstr												
- securities	203	1	-	-	-	-	-	-	-	-	-	-
A.24 Società di Cartolarizzazione Italiana Crediti 1												
- personal loans	336	-1	-	-	-	-	-	-	-	-	-	-
A.25 Stone Tower												
- securities	85	-	-	-	-	-	-	-	-	-	-	-
A.26 Zoo												
- Cdo of Abs	150	-	-	-	-	-	-	-	-	-	-	-
A.27 Portfolio of investment grade ABS securities subject to unitary management	297	-	-	-	-	-	-	-	-	-	-	-
A.28 Residual portfolio divided in 400 securities	3,217	-6	533	-5	23	-	-	-	-	-	-	-
Total	**7,946**	**-3**	**620**	**-5**	**23**	**-**	**-**	**-**	**-**	**-**	**-**	**-**

Breakdown of exposures to securitisations by financial assets portfolio and by type

(in millions of euro)

	On-balance sheet exposures			Off-balance sheet exposures		
	Senior	Mezzanine	Junior	Senior	Mezzanine	Junior
Financial assets held for trading	6,504	433	10	-	-	-
Financial assets measured at fair value	-	-	-	-	-	-
Financial assets available for sale	670	584	59	-	-	-
Investments held to maturity	-	-	-	-	-	-
Loans (*)	799	18	75	50	-	-
Total	**7,973**	**1,035**	**144**	**50**	**-**	**-**

(*) This caption includes off-balance sheet exposures referred to "Guarantees given" and "Credit lines".

Total amount of securitised assets underlying junior securities or other forms of credit

(in millions of euro)

	Traditional securitisations	Synthetic securitisations
A. Originated underlying assets	**772**	**-**
A.1 Fully derecognised	772	X
1. Doubtful loans	*198*	X
2. Other non-performing assets	-	X
3. Other performing assets	*574*	X
A.2 Partly derecognised	-	X
1. Doubtful loans	-	X
2. Other non-performing assets	-	X
3. Other performing assets	-	X
A.3 Not derecognised	-	-
1. Doubtful loans	-	-
2. Other non-performing assets	-	-
3. Other performing assets	-	-
B. Third party underlying assets	**59**	**1,317**
1. Doubtful loans	-	-
2. Other non-performing assets	-	-
3. Other performing assets	59	1,317

Equity stakes in special purpose vehicles

Name	Direct ownership	Registered office	% Stake
BWS Sociedad Titulizadora	Banco Wiese Sudameris	Lima	100.00%
Intesa Lease Sec	Banca Intesa	Milano	60.00%
Intesa Sec	Banca Intesa	Milano	60.00%
Intesa Sec 2	Banca Intesa	Milano	60.00%
Intesa Sec Npl	Banca Intesa	Milano	60.00%
Intesa Sec Npl 2	Banca Intesa	Milano	60.00%
Augusto	Banca Intesa	Milano	5.00%
Colombo	Banca Intesa	Milano	5.00%
Diocleziano	Banca Intesa	Milano	5.00%

Servicer activities – repayments on securitised loans and reimbursements of securities issued by special purpose vehicles

Servicer	Special purpose vehicles	Securitised assets		Collections of loans in the year (in millions of euro)	Percentage of reimbursed securities (period-end figure)		
		Type	Period-end figure		Senior	Mezzanine	Junior
Banco Wiese Sudameris	BWS Sociedad Titulizadora BWS1	Various assets	27	69	44.6	-	-
Banco Wiese Sudameris	BWS Sociedad Titulizadora BWS2	Various assets	4	-	20.8	-	-
Intesa	Intesa Sec	Performing mortgages	107	61	100.0	48.8	-
Intesa	Intesa Sec 2	Performing residential mortgages	1,174	341	100.0	28.6	-
Intesa Gestione Crediti	Intesa Sec Npl	Non-performing mortgages	198	77	100.0	17.3	-
Intesa Leasing	Intesa Lease Sec	Performing leasing contracts	1,251	583	52.0	-	-
Total			**2,761**	**1,131**			

Group's special purpose vehicles

Intesa Sec

Securitisation of performing mortgages

(in millions of euro)

A. Securitised assets			**107**
A.1 loans		105	
- loans outstanding	*103*		
- past due loans	*2*		
A.2 securities		-	
A.3 other assets		2	
- accrued income on IRS	*1*		
- other loans	*1*		
B. Investments of the funds collected from loan management			**29**
B.1 debt securities		-	
B.2 equities		-	
B.3 liquidity		29	
C. Securities issued			**128**
C.1 class A1		-	
C.2 class A2		108	
C.3 class B		12	
C.4 class C		8	
D. Financing received			**-**
E. Other liabilities			**6**
E.1 due to Parent Company		2	
E.2 accrued expenses – interest on securities issued		2	
E.3 accrued expenses on IRS		2	
F. Interest expense on securities issued			**4**
G. Commissions and fees			**1**
G.1 servicing		1	
G.2 other services		-	
H. Other expenses			**6**
H.1 interest expense		5	
H.2 provisions to the allowance for "additional return"		1	
I. Interest income on securitised assets			**6**
L. Other revenues			**4**
L.1 interest income		4	

Intesa Sec Npl

Securitisation of non-performing mortgages

(in millions of euro)

A. Securitised assets			**198**
A.1 loans		189	
- loans outstanding	*37*		
- past due loans	*152*		
A.2 securities		-	
A.3 other assets		9	
- cap premium paid	*8*		
- other loans	*1*		
B. Investments of the funds collected from loan management			**33**
B.1 debt securities		-	
B.2 equities		-	
B.3 liquidity		33	
C. Securities issued			**215**
C.1 class A		-	
C.2 class B		36	
C.3 class C		20	
C.4 class D		118	
C.5 class E		41	
D. Financing received			**2**
E. Other liabilities			**78**
E.1 amounts due for services rendered		4	
E.2 accrued expenses – interest on securities issued		70	
E.3 other accrued expenses		2	
E.4 floor option premium		2	
F. Interest expense on securities issued			**18**
G. Commissions and fees			**4**
G.1 servicing		4	
G.2 other services		-	
H. Other expenses			**29**
H.1 interest expense		7	
H.2 other expenses		5	
H.3 losses on overdue interest		8	
H.4 losses on loans		5	
H.5 forecasted losses on loans		4	
I. Interest income on securitised assets			**15**
L. Other revenues			**61**
L.1 interest income		1	
L.2 recovery of legal expenses		1	
L.3 write-backs		59	

Intesa Sec 2

Securitisation of performing residential mortgages

(in millions of euro)

A. Securitised assets			**1,174**
A.1 loans		1,119	
- loans outstanding	*1,096*		
- past due loans	*23*		
A.2 securities		-	
A.3 other assets		55	
- accrued income on IRS	*4*		
- suspended items for DPP	*47*		
- tax credits	*4*		
B. Investments of the funds collected from loan management			**125**
B.1 debt securities		-	
B.2 equities		-	
B.3 liquidity		125	
C. Securities issued			**1,187**
C.1 class A1		-	
C.2 class A2		1,085	
C.3 class B		41	
C.4 class C		61	
D. Financing received			**19**
E. Other liabilities			**67**
E.1 due to Parent Company		10	
E.2 other DPP liabilities		47	
E.3 accrued expenses – interest on securities issued		3	
E.4 accrued expenses on IRS		7	
F. Interest expense on securities issued			**34**
G. Commissions and fees			**2**
G.1 servicing		2	
G.2 other services		-	
H. Other expenses			**85**
H.1 interest expense		63	
H.2 provisions for DPP payment		22	
I. Interest income on securitised assets			**68**
L. Other revenues			**52**
L.1 interest income		50	
L.2 revenues from penalties for advanced extinguishment and other		2	

Intesa Lease Sec

Securitisation of performing loans arising from leasing contracts

(in millions of euro)

A. Securitised assets			**1,251**
A.1 loans		1,251	
- principal	*1,200*		
- credits for invoiced leasing instalments	*51*		
A.2 securities		-	
A.3 other assets		-	
B. Investments of the funds collected from loan management			**78**
B.1 debt securities		16	
B.2 equities		-	
B.3 liquidity		62	
C. Securities issued			**1,301**
C.1 class A1		180	
C.2 class A2		350	
C.3 class A3		665	
C.4 class B		84	
C.5 class C		22	
D. Financing received			**-**
E. Other liabilities			**31**
E.1 other accrued expenses and deferred income		4	
E.2 allowance for "additional return"		27	
F. Interest expense on securities issued			**36**
G. Commissions and fees			**2**
G.1 servicing		2	
G.2 other services		-	
H. Other expenses			**66**
H.1 interest expense		34	
H.2 other expenses		3	
H.3 losses on loans		1	
H.4 forecasted losses on loans		2	
H.5 "additional return"		26	
I. Interest income on securitised assets			**69**
L. Other revenues			**31**
L.1 interest income		30	
L.2 value recoveries		1	

Wiese Sudameris Sociedad Titulizadora S.A.
Securitisation of various assets Banco Wiese Sudameris 1

(in millions of euro)

A. Securitised assets			**27**
A.1 loans		24	
A.2 securities		-	
A.3 other assets		3	
- *real estate*	*3*		
B. Investments of the funds collected from loan management			**1**
B.1 debt securities		-	
B.2 equities		-	
B.3 other assets		1	
C. Securities issued			**565**
D. Financing received			**-**
E. Other liabilities			**1**
E.1 other liabilities		1	
F. Interest expense on securities issued			**14**
G. Commissions and fees			**-**
G.1 servicing		-	
G.2 other services		-	
H. Other expenses			**398**
H.1 adjustments to loans		234	
H.2 extraordinary charges		84	
H.3 other expenses from securitised assets		58	
H.4 foreign exchange differences		22	
I. Interest income on securitised assets			**199**
L. Other revenues			**198**
L.1 extraordinary income		140	
L.2 other income from securitised assets		58	

Wiese Sudameris Sociedad Titulizadora S.A.
Securitisation of various assets Banco Wiese Sudameris 2

(in millions of euro)

A. Securitised assets			**4**
A.1 loans		2	
A.2 securities		-	
A.3 other assets		2	
- *real estate*	*2*		
B. Investments of the funds collected from loan management			**1**
B.1 debt securities		-	
B.2 equities		-	
B.3 cash and due from banks		1	
C. Securities issued			**286**
D. Financing received			**-**
E. Other liabilities			**1**
E.1 other liabilities		1	
F. Interest expense on securities issued			**-**
G. Commissions and fees			**-**
G.1 servicing		-	
G.2 other services		-	
H. Other expenses			**134**
H.1 adjustments to loans		117	
H.2 extraordinary charges		4	
H.3 foreign exchange differences		8	
H.4 other expenses from securitised assets		5	
I. Interest income on securitised assets			**106**
L. Other revenues			**15**
L.1 extraordinary income		11	
L.2 other income from securitised assets		4	

Sales

Financial assets sold not derecognised

The sole financial assets sold not derecognised referred to securities relative to repurchase agreements, as shown in table 2.1 Financial assets held for trading.

Financial liabilities associated to financial assets sold not derecognised

The sole financial liabilities associated to financial assets sold not derecognised referred to repurchase agreements, as shown in tables 1.1 Due to banks and 2.1 Due to customers.

MARKET RISKS

QUALITATIVE INFORMATION

The activities for the quantification of trading risks are based on daily and period estimates of sensitivity of the trading portfolios to adverse market movements relatively to the following risk factors:

- interest rates;
- equity and market indexes;
- investment funds;
- foreign exchange rates;
- implied volatilities;
- spreads in Credit Default Swaps;
- spreads in issued bonds.

Internal model validation

For certain of the abovementioned risk factors, the Supervisory authority validated the internal models for the regulatory measurement of capital absorption of both Banca Intesa (2001) and Banca Caboto (2003). In 2004 the model related to Banca Intesa's credit derivatives (credit default swaps) was also validated. For the purpose of backtesting the model Value at Risk (VaR) is periodically compared with the daily profit and loss results actually realised by the trading desks, net of the opportune adjustments relative to commissions, funding cost, intraday trading, collected coupons, changes in issuer spread, foreign exchange effects.

Capital at risk

The analysis of market risk profiles relative to the trading book and the banking book avails itself of various quantitative indicators and VaR is the most important. Since VaR is a synthetic indicator which does not fully identify all types of potential loss, risk management has been enriched with other measures, in particular simulation measures of capital at risk for the quantification of risks from illiquid parameters, stress tests, sensitivity and risk level measurements for a more complete and detailed management of exposures.
The paragraphs below provide the estimates and evolution of capital at risk, defined as the sum of VaR and of simulation on illiquid parameters, for the trading book of Banca Intesa and Banca Caboto (also comprehensive of items available for sale which are not attributable to equity stakes; these two entities represent the prevailing portion of the Group's market risks. For the purposes of the quantification of Banca Intesa's capital at risk to date the spread VaR estimates relative to bond issuer risk are still not available, while they are already included in the quantification for Banca Caboto; also estimated VaR relative to the collateralised debt obligations (cdo) portfolio currently undergoing integration are excluded.

Value at Risk

VaR represents the main element in the estimate of capital at risk for its characteristics of:

- consistency and transparency (functional relation between risk and volatility of profits/losses) of risk indicators among the various business lines;
- possibility of separating risk in its elementary components (risk un-bundling);
- consistency with external performance measurement systems;
- consistency with the entire structure of limits (portfolio, desk, strategy and product);
- completeness in the capacity of seizing options and non-linear risks.

VaR estimates are calculated daily based on simulations of historical time-series, a 99% confidence level and one-working day holding period; delta-gamma-vega VaR is also calculated for the structured equity positions of Banca Caboto's London branch.
Historical VaR simulation consists in a full-revaluation methodology of all the trading contracts based on the historical returns of the risk variables actually realised in the past. The full-revaluation methodology enables to include in VaR estimates both the linear and non-linear (option) components of evolution of profits/losses in financial contracts. The scenarios applied in the simulation are generated on annual time-series of daily returns; for the purpose of ensuring a greater fit between the dynamics of VaR and the most recent variability of risk factors, historical scenarios are weighted with an exponential formula adopting a decay factor.

Delta-gamma-vega (*DGV VaR*) consists in a parametric methodology, that is capable of approximating the full-revaluation of a financial instrument on the basis of certain synthetic parameters represented by sensitivity measures, including option greeks (delta, gamma, vega and rho), and volatilities and correlations estimated on half-yearly historical time-series weighted with an exponential decay factor.

Illiquid risk simulations

The nature of certain trading products, such as alternative investments and pay-off of certain derivative products and certain indexations which require the application of illiquid and difficult to obtain risk factors (typically correlations and inflation estimates), makes them unsuitable for the application of VaR methodologies as for certain captions in the trading book. For the purpose of completing capital at risk estimates the following alternative measurements are identified:

- "non correlated simulation" is a calculation methodology which is applied to the exposures of Banca Intesa's alternative investment portfolio, exposures to quanto derivatives and to Banca Caboto's structured equity book. It is based on the statistical estimate of the volatility of risk factors without including diversification effects, for a more prudent vision of capital at risk. The results of risk simulations are used solely for management purposes as concerns alternative investments – which absorb shareholders' equity for supervisory purposes through the application of the standard method - while for Banca Caboto they are considered for regulatory purposes as concerns correlation risks;
- "correlated simulation" is a calculation methodology which is applied to exposures in inflation-linked bonds and derivatives; it includes diversification effects between exposures to various risk factors..

Stress tests

Stress tests measure the value changes of instruments or portfolios due to changes in risk factors of unexpected intensity and correlation, or extreme events, as well as changes representative of expectations on the future evolution of market variables. Stress tests are applied weekly to market risk exposures, typically adopting scenarios based on historical trends recorded by risk factors, for the purpose of identifying past worst case scenarios, or defining variation grids of risk factors to highlight the direction and non- linearity of trading strategies.

Sensitivity and greeks

Sensitivity measures make risk profiling more accurate, especially in presence of option components. These measure the risk attributable to a change in the value of a financial position to predefined changes in valuation parameters such as, among others, a one basis point increase in interest rates.

Level measures

Level measures are risk indicators which are based on the assumption of a direct relationship between the size of a financial position and the risk profile. These are used to monitor issuer/sector/Country risk exposures for concentration analysis, through the identification of notional value, market value or conversion of the position in one or more benchmark instruments (so-called equivalent position).

Trading activity

Trading and management activity of exposure to market risks is carried out at the trading desks of Banca Intesa and Banca Caboto and is organised mainly in two areas: i) the Finance and Treasury Department for treasury activities, *funding* through the issue of own securities, and *proprietary trading*, and ii) the Capital Markets Department which, through Banca Caboto, deals in the equity, bond and derivatives secondary market, and structures derivative strategies and products for customers.

Banca Intesa
Market risks deriving from the trading activity of the Finance and Treasury Department are managed by the trading desks of Milano, London, New York and Hong Kong.
Interest rate risk from treasury activities derive from market making activities on money market products and related derivatives, also ensuring the Group's integrated liquidity management in local and foreign currency and taking part in auctions of Government bonds (Italian and European). The activities are divided by product (bonds, repo and money market) and market (Euro Zone, non-Euro, emerging markets), managing the open interest rate risk position via derivatives listed on regulated markets and interest rate swaps.
Interest rate risks from strategic finance activity are important for the definition of funding requirements in euro and foreign currency, as well as for the structuring of issues on the international and domestic markets managing the related hedges essentially with derivatives listed on regulated markets, cash securities and swaps. Purchases and sales of own securities on the secondary market are also managed within this activity.
Equity risks from proprietary trading are managed with both directional and relative value strategies mainly on shares, indexes and derivatives of Italian and European markets, as well as with volatility trading activities (options and variance swaps) and transactions on dividends.
Interest rate and credit risks from proprietary trading are managed with trading strategies in bonds (corporate, financial and Government issuers), derivatives listed on regulated markets, interest rate swaps and hedging credit derivatives.
Foreign exchange risks essentially stemmed from positions in securities and swaps denominated in local currency.
Price risks on alternative investments are managed as part of the investment in hedge funds.
Credit risks from trading in credit derivatives, with protection purchases and sales, are managed via index and single name credit default swaps (cds), synthetic collateralised debt obligations (cdo).
Banca Intesa's market risk profile also includes other residual and/or strategic portfolios, whose nature depends on i) the need to allocate the captions from restructuring processes, to ensure greater separation and transparency in the allocation of certain income components, and ii) strategic business opportunities.

Banca Caboto
The dealing rooms of Milano and London manage market risks at Banca Caboto.
Equity risks stem from dealing with customers in equities and quoted derivatives, managing market opportunities deriving from relative values and market events. Greater complexity stems from structuring activities and structured products risk management, which uses dynamic hedging with cash and listed derivatives.
Credit risks are managed with primary and secondary market activities on bond markets (mature and emerging economies) negotiating in particular corporate and financial issues mainly in the Euro Zone and managing the risk profile essentially with derivatives listed on regulated markets and credit derivatives.
Interest rate risk is instead concentrated in the area of euro interest rates. It stems from i) the risks from financial markets trading activities driven by the products distributed by the Parent Company to customers, as well as ii) from both directional and option strategies on the interest rate and volatility markets. Risk management uses dynamic hedging on OTC derivatives markets to manage volatility risks and interest rate risks, as well as listed derivatives to optimise interest rate risk strategies.

Banking book: general aspects
The interest rate risk of the banking book is monitored through two complementary approaches: the sensitivity of present value to parallel shifts in the term structure of interest rates and the sensitivity of interest margin to parallel shifts in the term structure of interest rates. In both cases monthly measures are used which photograph all asset and liability captions with assumptions of no changes in volumes in the monitored instruments; among the assumptions used, in the estimate of sensitivity it is presumed that core deposits have a duration of zero. In addition to parallel shifts in yield curves, alternative scenarios are also considered such as inversion, flattening and changes in the inclination of the yield curve.
As concerns internal processes for interest rate risk management and control, the Finance and Treasury Department is responsible for the management of structural interest rate risk

generated by the business units which is allocated to it via an internal transfer rates mechanism; the Risk Management Department carries out monitoring of management activities, submitting quantitative evidences to the attention to the Group's Financial Risks Committee.

Risk hedging activity

Activities which are hedged from interest rate risk refer mainly to the components of investments and funding with original medium- and long-term maturity. Hedging activities are recorded using hedge accounting in two ways.

The first way refers to the coverage of fixed rate or structured bond issues via fair value hedges of bonds. The Risk Management Department measures effectiveness of structural interest rate risk hedges generated by bond issues for the purpose of hedge accounting in the respect of international accounting principles. Complementary to the verification of hedge effectiveness is the verification of the conditions which make hedge accounting applicable, with particular reference to the indication of hedged risks and the identification and documentation of hedging relationship (hedging card), specifying the means of verification of hedge effectiveness.

Effectiveness is assessed through prospective tests at the activation of the hedge, followed by quarterly prospective and retrospective tests over the entire period of the hedge. The prospective test occurs by comparing sensitivity to interest rate changes, expressed as changes in the fair value due to a parallel shift in the term structure of interest rates equal to 1 basis point. During the existence of the hedging relationship the prospective test represents a useful warning of potential future ineffectiveness therefore suggesting the opportune changes in the hedging relationship. Retrospective tests compare the changes in fair value between hedged item and hedging instrument cumulated from the beginning of the period and recalculated at every date set out for effectiveness tests. Changes in fair value are calculated net of repurchases of issued bonds, necessary to ensure liquidity in the secondary market of such securities. Effectiveness tests are ratios of monetary values, therefore small changes in the numerator or the denominator may generate values outside the permitted interval; since the spirit of the rule is the assessment of substantial hedge effectiveness, if ineffectiveness is caused by a technical problem the Risk Management Department ascertains that substantial effectiveness is maintained, for example by testing that the value change in the portfolio made up of the hedged item and its hedge does not exceed a predetermined minimum threshold.

The second means of registration in the financial statements refers to the coverage of the remaining captions in the medium- and long term banking book (investments and funding not represented by fixed rate or structured securities). For such captions hedging has the purpose of stabilising interest flow on variable rate funding to the extent that the latter finances fixed rate investments. According to the cash flow hedge methodology, the item being hedged is a flow of future net interest flows to be paid or collected grouped by time buckets.

In addition to the above even the portfolios subject to cash flow hedging are monitored by the Risk Management Department which performs effectiveness tests. Hedge effectiveness requires the verification that the cash flows from hedging instruments do not exceed those of the hedged item. Such verifications are carried out at inception of the hedging relationship and subsequently quarterly over the entire period of the hedge.

QUANTITATIVE INFORMATION ON THE TRADING BOOK

Breakdown of capital at risk

Quantitative information indicated hereafter refers to the trading book subject to market risks.

In the following paragraphs the market CaR is estimated by summing up VaR and simulations on illiquid parameters for the trading books of Banca Intesa and Banca Caboto; the Group's market risk is concentrated mainly in the books of these two entities.

Evolution of capital at risk

In the fourth quarter of 2005 market risks originated by Banca Intesa and Banca Caboto showed an upward trend which led capital at risk for the period to 33.6 million euro (average for the fourth quarter of 2005), up from the figure of the end of 2004 of 15.4 million euro (average for the fourth quarter of 2004). Risk exposure was measured summing up historical VaR (99% confidence level and one-working day holding period), DGV VaR of structured equity portfolios of Banca Caboto in London (99% confidence level and one-working day holding period), and risk simulations of the alternative investments portfolio and of illiquid parameters (correlation and inflation).

Daily capital at risk (CaR) of the trading portfolio for Banca Intesa and Banca Caboto [a]

(millions of euro)

	average 4th quarter	minimum 4th quarter	maximum 4th quarter	average 3rd quarter	average 2nd quarter	average 1st quarter
Banca Intesa	30.6	26.1	35.8	29.7	18.8	14.5
Banca Caboto	3.0	2.3	4.1	2.3	2.1	2.3
Intesa and Caboto	**33.6**	**29.1**	**39.0**	**32.0**	**20.9**	**16.8**

[a] The table sets out on every line past estimates of daily capital at risk calculated on the quarterly historical time-series respectively of Banca Intesa and Banca Caboto; the estimate of minimum and maximum values for Intesa and Caboto is calculated using aggregate historical time-series and therefore does not correspond to the sum of the individual values in the columns.

Daily capital at risk (CaR) of the trading portfolio for Banca Intesa and Banca Caboto [a]

(in millions of euro)

	2005				2004		
	average	minimum	maximum	last day	average	minimum	maximum
Banca Intesa	23.2	9.9	35.8	33.7	15.9	10.0	20.4
Banca Caboto	2.4	1.6	4.1	2.9	2.4	1.6	4.3
Intesa and Caboto	**25.6**	**11.5**	**39.0**	**36.6**	**18.3**	**11.9**	**23.4**

[a] The table sets out on every line past estimates of daily capital at risk calculated on the quarterly historical time-series respectively of Banca Intesa and Banca Caboto; the estimate of minimum and maximum values for Intesa and Caboto is calculated using aggregate historical time-series and therefore does not correspond to the sum of the individual values in the columns.

Capital absorption for capital at risk estimated by the internal model for market risks for the Annual report 2005 refers to the average values of the fourth quarter. The analysis of breakdown of risk profile in the fourth quarter of 2005 with regard to the various factors showed the prevalence of equity risk for both Banca Intesa and Banca Caboto (68% and 46% of overall CaR, respectively).

Contribution of risk factors to overall CaR [a]

4th quarter 2005	Shares	Funds	Rates	Credit spread (*)	Foreign Exchange	Illiquid parameters
Banca Intesa	68%	12%	14%	5%	1%	-
Banca Caboto	46%	-	26%	12%	-	16%
Intesa and Caboto	**65%**	**11%**	**15%**	**6%**	**1%**	**2%**

[a] The table sets out on every line the contribution of risk factors considering 100% the overall capital at risk, calculated as the average of daily estimates in the fourth quarter broken down between Banca Intesa and Banca Caboto and indicating the distribution of overall capital at risk.

(*) Inclusive for Banca Intesa of spread VaR of trading CDS, except spread VaR of bonds.
Inclusive for Banca Caboto of spread VaR of cash CDS strategies.

Alternative investments

As concerns the alternative investments portfolio, the table below shows breakdown of exposures to highlight the degree of diversification of adopted strategies.

Contribution of strategies to portfolio breakdown [a]

	End of 2005	End of 2004
- Relative Value / Arbitrage	14%	17%
- Event Driven	17%	22%
- Multistrategy, Funds of Funds	14%	3%
- Credit / Emerging	7%	9%
- Directional	11%	11%
- Equity Hedge / long-short	37%	38%
Total alternative investments	**100%**	**100%**

[a] The table sets out on every line the percentage of total cash exposures calculated on amounts at period-end.

Issuer risk

Issuer risk in the trading portfolio is analysed in terms of marking to market, by aggregating exposures by rating classes and is monitored using a system of operating limits based on both rating classes and concentration indexes. Banca Caboto has already developed the estimates of spread VaR on bonds which permits the analysis in terms of capital at risk of the basis risk between bond and credit default swap markets (cash-cds basis); such methodology is currently being extended to the portfolios of Banca Intesa's Finance and Treasury Department.

Breakdown of exposures by type of issuer for Banca Intesa and Banca Caboto [a]

	Total	of which				
		Corporate	Financial	Emerging	Covered	Securitis.
Banca Intesa	97%	13%	20%	9%	14%	44%
Banca Caboto	3%	6%	69%	3%	-	22%
Intesa and Caboto	**100%**	**12%**	**23%**	**9%**	**13%**	**43%**

[a] The table sets out in the Total column the contribution of Banca Intesa and Banca Caboto to issuer risk exposures. The other columns indicate percentage breakdown of issuer risk exposures.

Period-end percentage on area total, excluding Government bonds, own bonds and net of hedging cds.

The breakdown by rating of the trading portfolio highlighted a net prevalence of issuers classified as investment grade.

Breakdown of exposures by rating class for Banca Intesa and Banca Caboto [a]

	Corporate		Financial		Emerging	
	Investment grade	Speculative grade	Investment grade	Speculative grade	Investment grade	Speculative grade
Banca Intesa	90%	10%	95%	5%	79%	21%
Banca Caboto	29%	71%	95%	5%	35%	65%
Intesa and Caboto	**87%**	**13%**	**95%**	**5%**	**78%**	**22%**

[a] The table sets out for every area (corporate, financial and emerging) breakdown in investment grade and speculative grade of issuer risk exposures Banca Intesa and Banca Caboto as well as for overall issuer risk.

Period-end percentage on area total, excluding Government bonds, own bonds, exposures in covered bonds and securitisations, net of hedging cds.

Credit derivatives

For Banca Intesa credit default swaps (cds) in the trading book highlighted in the fourth quarter an average VaR equal to 1.6 million euro. Breakdown of the portfolio confirmed an appreciable diversification with significant weight of European and US corporate indexes. Trading in credit derivatives also included activities in collateralised debt obligations (cdo) concentrated in the trading book and, in terms of notional, was mainly made up of synthetic senior and supersenior positions (with AAA rating).

Changes in capital at risk

The increase in capital at risk which occurred in 2005 clearly emerges from the following graph and was especially due to the exposure to equity risk of Banca Intesa: in particular the introduction of the new IAS perimeter for trading activities, adopted for supervisory purposes with the Consolidated report as at 30th June 2005, led to the inclusion of equity investments which previously were not measured at fair value in the estimates of market VaR. Banca Intesa's interest rate component was stable on average for the entire period. Banca Caboto's risk profile also increased in particular for relative value strategies on the equity market; instead interest rate risk decreased with respect to the values at the beginning of 2005.



Evolution of market risks - daily capital at risk
Milion euro
40
35
30
25
20
15
10
5
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Banca Intesa + Banca Caboto
Banca Intesa only

Operating limits

The structure of limits reflects the risk level deemed to be acceptable with reference to single business areas consistently with operating and strategic guidelines defined by top management. The attribution and control of limits at the various hierarchical levels implies the assignment of delegated powers to the heads of business areas, aimed at achieving the best trade-off between a controlled risk environment and the need for operating flexibility. The actual functioning of the limit system and of delegated powers is based on the following basic concepts of hierarchy and interaction.

The application of such principles led to the definition of a structure of limits in which the distinction between first level and second level limits is particularly important:

- first level limits: are defined by the Risk Management Department together with the heads of operating Departments, for which the verification of congruity and the subsequent approval of Board of Directors are necessary, examples are capital at risk limits and total exposure limits for operations subject to issuer risk;
- second level limits: have the objective of controlling operations of the various desks on the basis of differentiated measures based on the specific characteristics of traded instruments and operating strategies, such as sensitivity, greeks and equivalent exposures.

The use of operating limits of capital at risk in Banca Intesa, in the component sub-allocated to organisational units, was on average equal to 49.8% in 2005, with a maximum use of 69.7%; in Banca Caboto average totalled 31.4%, with a maximum use of 61.1%.

Backtesting

The effectiveness of the VaR calculation methods must be monitored daily via backtesting which, as concerns regulatory backtesting, compares:

- the daily estimates of value at risk (represented by the line in the following graph);
- the daily profits/losses based on backtesting which are determined using actual daily profits and losses achieved by individual desks, net of components which are not considered in backtesting such as commissions and intraday activities.

Backtesting enables to verify the model's capability of correctly seizing, from a statistical viewpoint, the variability in the daily valuation of trading positions, covering an observation period of one year (approximately 250 estimates). Any critical situations relative to the adequacy of the internal model are represented by situations in which daily profits/losses based on backtesting highlight in the year of observation more than three occasions in which the daily loss is higher than the value at risk estimate.

Backtesting in Banca Intesa

Banca Intesa's regulatory backtesting, set out in the following graph, does not present any critical situations. Critical situations occur if daily profits and losses from backtesting prove to be higher than the VaR estimate in more than three occasions in the observation period.


Milion euro
30
20
10
0
-10
-20
-30
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Daily profits/losses from backtesting
Daily value at risk

Backtesting in Banca Caboto

Banca Caboto's regulatory backtesting, set out in the following graph, does not present any critical situations.



Milion euro
3
2
1
0
-1
-2
-3
-4
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Daily profits/losses from backtesting
Daily value at risk

QUANTITATIVE INFORMATION ON THE BANKING BOOK

Sensitivity analysis

As regards Banca Intesa's banking book, the sensitivity of interest margin over 12 months to considerable changes in interest rates (+/- 100 basis points) was limited, as shown by the following table.

(in millions of euro)

	On-balance sheet		Off-balance sheet		Total sensitivity	% sensitivity
	on demand	maturity	hedging	trading		
+100 basis points	-59.8	274.6	-120.2	48.5	143.1	4.57%
-100 basis points	84.6	-274.6	120.2	-48.5	-118.3	-3.78%

Also breakdown of capital by repricing dates highlights the practical elimination of interest rate risks.

Figures referred to interest rate risk on Banca Intesa's banking book represented approximately 75% of exposures referred to the entire Gruppo Intesa.

Capital profile by repricing dates


Milion euro
50
40
30
20
10
0
-10
-20
-30
-40
-50
on demand
1 month
2 months
3 months
6 months
1 year
2 years
3 years
5 years
7 years
10 years
15 years
20 years
30 years
over
no sensitivity
Cash Positions
Hedging derivatives
Total gap in the banking book

The analysis of the medium- and long-term subset, broken down by time buckets, confirms the effectiveness of the hedging policy adopted to cover interest rate risk generated by commercial banking activities.

Medium-long term sensitivity (+ 1 basis point)


Milion euro
2.5
2.0
1.5
1.0
0.5
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
1 month
2 months
3 months
6 months
1 year
2 years
3 years
5 years
7 years
10 years
12 years
15 years
20 years
25 years
30 years
Off-balance sheet
On-balance sheet
Total

(in millions of euro)

	In euro			Total medium- and long-term			Total sensitivity
	Assets	Liabilities	Off-balance sheet	Assets	Liabilities	Off-balance sheet	
1 month	-0.20	0.02	0.05	-0.20	0.03	0.04	-0.13
2 months	-0.01	0.07	0.02	-0.01	0.07	0.01	0.07
3 months	-0.27	0.13	0.14	-0.27	0.15	0.12	-
6 months	-0.80	0.12	0.46	-0.80	0.12	0.45	-0.23
1 year	-0.14	0.20	-0.02	-0.14	0.21	-0.02	0.04
2 years	-0.33	0.75	-0.35	-0.33	0.75	-0.35	0.07
3 years	-0.45	1.85	-1.47	-0.46	1.85	-1.48	-0.08
5 years	-0.84	2.60	-1.81	-0.84	2.69	-1.90	-0.05
7 years	-0.69	0.99	-0.21	-0.69	1.04	-0.27	0.09
10 years	-0.89	2.23	-1.39	-0.89	2.25	-1.40	-0.04
15 years	-0.39	0.65	-0.52	-0.39	0.70	-0.57	-0.26
20 years	-0.25	0.48	-0.39	-0.25	0.48	-0.39	-0.16
25 years	-0.05	1.01	-0.81	-0.05	1.01	-0.81	0.16
30 years	-0.02	0.12	-0.12	-0.02	0.12	-0.12	-0.02

QUANTITATIVE INFORMATION ON DERIVATIVES

Trading book: notional amounts at period-end

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	**80,429**	-	-	-	-	-	-	-	**80,429**
2. Interest rate swaps	-	**654,336**	-	-	-	-	-	-	-	**654,336**
3. Domestic currency swaps	-	-	-	-	-	**727**	-	-	-	**727**
4. Currency interest rate swaps	-	-	-	-	-	**6,294**	-	-	-	**6,294**
5. Basis swaps	-	**66,655**	-	-	-	-	-	-	-	**66,655**
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-
8. Futures	**113,199**	-	**851**	-	**15**	-	**32**	-	**114,097**	-
9. Caps	-	**137,866**	-	-	-	-	-	-	-	**137,866**
- Bought	-	63,342	-	-	-	-	-	-	-	63,342
- Issued	-	74,524	-	-	-	-	-	-	-	74,524
10. Floors	-	**77,042**	-	-	-	-	-	-	-	**77,042**
- Bought	-	31,169	-	-	-	-	-	-	-	31,169
- Issued	-	45,873	-	-	-	-	-	-	-	45,873
11. Other options	**15,451**	**77,449**	**3,561**	**11,904**	-	**3,192**	-	-	**19,012**	**92,545**
- Bought	13,285	28,555	1,774	7,320	-	1,449	-	-	15,059	37,324
Plain vanilla	*13,285*	*28,555*	*1,774*	*7,285*	-	*1,095*	-	-	*15,059*	*36,935*
Exotic	-	-	-	*35*	-	*354*	-	-	-	*389*
- Issued	2,166	48,894	1,787	4,584	-	1,743	-	-	3,953	55,221
Plain vanilla	*2,166*	*48,894*	*1,787*	*4,533*	-	*1,516*	-	-	*3,953*	*54,943*
Exotic	-	-	-	*51*	-	*227*	-	-	-	*278*
12. Forward contracts	**1,640**	**6,156**	**2**	**112**	-	**49,254**	-	-	**1,642**	**55,522**
- Purchases	797	2,527	1	41	-	17,240	-	-	798	19,808
- Sales	843	3,629	1	71	-	17,402	-	-	844	21,102
- Currency against currency	-	-	-	-	-	14,612	-	-	-	14,612
13. Other derivatives	-	**1,230**	-	-	-	**42**	-	**2**	-	**1,274**
Total	**130,290**	**1,101,163**	**4,414**	**12,016**	**15**	**59,509**	**32**	**2**	**134,751**	**1,172,690**

Banking book: notional amounts at period-end
Hedging

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	32,232	-	-	-	-	-	-	-	32,232
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	984	-	-	-	984
5. Basis swaps	-	2,179	-	-	-	-	-	-	-	2,179
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-
9. Caps	-	60	-	-	-	-	-	-	-	60
- Bought	-	60	-	-	-	-	-	-	-	60
- Issued	-	-	-	-	-	-	-	-	-	-
10. Floors	-	655	-	-	-	-	-	-	-	655
- Bought	-	501	-	-	-	-	-	-	-	501
- Issued	-	154	-	-	-	-	-	-	-	154
11. Other options	-	50	-	2,330	-	7	-	-	-	2,387
- Bought	-	-	-	2,134	-	-	-	-	-	2,134
Plain vanilla	-	-	-	*2,134*	-	-	-	-	-	*2,134*
Exotic	-	-	-	-	-	-	-	-	-	-
- Issued	-	50	-	196	-	7	-	-	-	253
Plain vanilla	-	*50*	-	*196*	-	*7*	-	-	-	*253*
Exotic	-	-	-	-	-	-	-	-	-	-
12. Forward contracts	-	-	-	-	-	22	-	-	-	22
- Purchases	-	-	-	-	-	22	-	-	-	22
- Sales	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-
13. Other derivatives	-	-	-	-	-	-	-	-	-	-
Total	-	35,176	-	2,330	-	1,013	-	-	-	38,519

Other derivatives

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
1. Forward rate agreements	-	-	-	-	-	-	-	-	-	-
2. Interest rate swaps	-	**43**	-	-	-	-	-	-	-	**43**
3. Domestic currency swaps	-	-	-	-	-	-	-	-	-	-
4. Currency interest rate swaps	-	-	-	-	-	**16**	-	-	-	**16**
5. Basis swaps	-	**3,386**	-	-	-	-	-	-	-	**3,386**
6. Exchange of stock indexes	-	-	-	-	-	-	-	-	-	-
7. Exchange of real indexes	-	-	-	-	-	-	-	-	-	-
8. Futures	-	-	-	-	-	-	-	-	-	-
9. Caps	-	**163**	-	-	-	-	-	-	-	**163**
- Bought	-	149	-	-	-	-	-	-	-	149
- Issued	-	14	-	-	-	-	-	-	-	14
10. Floors	-	**8,703**	-	-	-	-	-	-	-	**8,703**
- Bought	-	92	-	-	-	-	-	-	-	92
- Issued	-	8,611	-	-	-	-	-	-	-	8,611
11. Other options	-	**786**	-	**8,095**	-	**99**	-	-	-	**8,980**
- Bought	-	246	-	166	-	-	-	-	-	412
Plain vanilla	-	*246*	-	*166*	-	-	-	-	-	*412*
Exotic	-	-	-	-	-	-	-	-	-	-
- Issued	-	540	-	7,929	-	99	-	-	-	8,568
Plain vanilla	-	*540*	-	*7,929*	-	*99*	-	-	-	*8,568*
Exotic	-	-	-	-	-	-	-	-	-	-
12. Forward contracts	-	-	-	-	-	-	-	-	-	-
- Purchases	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	-	-	-	-	-
13. Other derivatives	-	-	-	-	-	**151**	-	-	-	**151**
Total	-	**13,081**	-	**8,095**	-	**266**	-	-	-	**21,442**

The previous tables show nominal amounts of derivatives recorded separately from the combined financial instruments. Such derivatives in the financial statements are classified under assets/liabilities held for trading.

Financial derivatives: purchase and sale of underlying assets

(in millions of euro)

	Debt securities and interest rates		Equities and stock indexes		Foreign exchange rates and gold		Other values		Total	
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
A. Trading book for supervisory purposes	**130,290**	**1,034,508**	**4,414**	**12,016**	**15**	**59,509**	**32**	**2**	**134,751**	**1,106,035**
1. Operations with exchange of underlying asset	5,332	6,464	1,339	599	15	57,560	32	-	6,718	64,623
- Purchases	*2,472*	*2,570*	*505*	*199*	*9*	*24,009*	*1*	-	*2,987*	*26,778*
- Sales	*2,860*	*3,058*	*834*	*400*	*6*	*18,636*	*31*	-	*3,731*	*22,094*
- Currency against currency	-	*836*	-	-	-	*14,915*	-	-	-	*15,751*
2. Operations without exchange of underlying asset	124,958	1,028,044	3,075	11,417	-	1,949	-	2	128,033	1,041,412
- Purchases	*54,761*	*507,189*	*1,696*	*6,941*	-	*804*	-	*1*	*56,457*	*514,935*
- Sales	*70,197*	*520,855*	*1,379*	*4,476*	-	*770*	-	*1*	*71,576*	*526,102*
- Currency against currency	-	-	-	-	-	*375*	-	-	-	*375*
B. Banking book	-	**42,692**	-	**10,425**	-	**1,279**	-	-	-	**54,396**
B.1 Hedging	-	32,997	-	2,330	-	1,013	-	-	-	36,340
1.Operations with exchange of underlying asset	-	-	-	-	-	445	-	-	-	445
- Purchases	-	-	-	-	-	*166*	-	-	-	*166*
- Sales	-	-	-	-	-	*50*	-	-	-	*50*
- Currency against currency	-	-	-	-	-	*229*	-	-	-	*229*
2. Operations without exchange of underlying asset	-	32,997	-	2,330	-	568	-	-	-	35,895
- Purchases	-	*18,675*	-	*2,103*	-	*64*	-	-	-	*20,842*
- Sales	-	*14,322*	-	*227*	-	*504*	-	-	-	*15,053*
- Currency against currency	-	-	-	-	-	-	-	-	-	-
B.2 Other derivatives	-	9,695	-	8,095	-	266	-	-	-	18,056
1. Operations with exchange of underlying asset	-	-	-	-	-	16	-	-	-	16
- Purchases	-	-	-	-	-	-	-	-	-	-
- Sales	-	-	-	-	-	-	-	-	-	-
- Currency against currency	-	-	-	-	-	*16*	-	-	-	*16*
2. Operations without exchange of underlying asset	-	9,695	-	8,095	-	250	-	-	-	18,040
- Purchases	-	*335*	-	*192*	-	*189*	-	-	-	*716*
- Sales	-	*9,360*	-	*7,903*	-	*61*	-	-	-	*17,324*
- Currency against currency	-	-	-	-	-	-	-	-	-	-

"Over the counter" financial derivatives: positive fair value – counterparty risk

(in millions of euro)

	Debt securities and interest rates			Equities and stock indexes			Foreign exchange rates and gold			Other values			Diverse underlying assets	
	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Net	Future exposure
A. Trading book for supervisory purposes														
A.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 public entities	12	-	2	-	-	-	-	-	-	-	-	-	-	-
A.3 banks	2,570	6,892	389	68	645	29	229	896	215	-	-	-	2,087	909
A.4 financial institutions	509	2,347	193	341	24	48	12	10	12	-	-	-	143	150
A.5 insurance companies	37	-	7	3	-	4	-	-	-	-	-	-	-	-
A.6 non-financial companies	486	12	112	-	-	-	31	-	29	-	-	-	8	1
A.7 other counterparties	33	-	8	1	-	-	21	-	7	-	-	-	-	-
Total	**3,647**	**9,251**	**711**	**433**	**669**	**81**	**293**	**906**	**263**	-	-	-	**2,238**	**1,060**
B. Banking book														
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 banks	151	812	22	-	-	-	14	19	13	-	-	-	42	47
B.4 financial institutions	23	137	2	-	-	-	-	-	-	-	-	-	-	-
B.5 insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.6 non-financial companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 other counterparties	7	-	9	-	-	-	-	-	-	-	-	-	-	-
Total	**181**	**949**	**33**	-	-	-	**14**	**19**	**13**	-	-	-	**42**	**47**

"Over the counter" financial derivatives: negative fair value – financial risk

(in millions of euro)

	Debt securities and interest rates			Equities and stock indexes			Foreign exchange rates and gold			Other values			Diverse underlying assets	
	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Gross	Net	Future exposure	Net	Future exposure
A. Trading book for supervisory purposes														
A.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
A.2 public entities	4	-	3	-	-	-	-	-	-	-	-	-	-	-
A.3 banks	2,533	7,279	178	159	739	68	225	998	119	-	-	-	1,839	590
A.4 financial institutions	584	1,851	140	10	40	26	21	3	11	-	-	-	195	55
A.5 insurance companies	135	-	-	1	-	1	-	-	-	-	-	-	-	-
A.6 non-financial companies	60	3	25	3	-	3	61	-	40	-	-	-	-	-
A.7 other counterparties	112	-	6	49	-	1	7	-	6	-	-	-	-	-
Total	**3,428**	**9,133**	**352**	**222**	**779**	**99**	**314**	**1,001**	**176**	**-**	**-**	**-**	**2,034**	**645**
B. Banking book														
B.1 Governments and Central Banks	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.2 public entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.3 banks	450	724	48	-	-	-	4	10	7	-	-	-	-	-
B.4 financial institutions	10	98	4	-	-	-	-	1	-	-	-	-	-	-
B.5 insurance companies	-	-	-	-	-	-	-	-	-	-	-	-	-	-
B.6 non-financial companies	12	-	-	-	-	-	-	-	-	-	-	-	-	-
B.7 other counterparties	1,092	-	21	564	-	3	22	-	-	-	-	-	-	-
Total	**1,564**	**822**	**73**	**564**	**-**	**3**	**26**	**11**	**7**	**-**	**-**	**-**	**-**	**-**

Credit derivatives: notional amounts

(in millions of euro)

	Trading book for supervisory purposes		Other operations	
	single counterparty notional amount	more counterparties notional amount	single counterparty notional amount	more counterparties notional amount
1. Protection purchases				
1.1 Physical settlement	22,387	10,776	6	-
Credit default swap	*22,387*	*10,225*	-	-
Credit default option	-	*551*	-	-
Credit linked notes	-	-	*6*	-
1.2 Cash settlement	687	4,249	309	1,766
Credit default swap	*457*	*4,244*	*307*	*1,766*
Credit linked notes	*8*	*5*	-	-
Total rate of return swap	*222*	-	*2*	-
Total	**23,074**	**15,025**	**315**	**1,766**
2. Protection sales				
2.1 Physical settlement	24,315	12,899	-	-
Credit default swap	*24,265*	*12,699*	-	-
Credit linked notes	*50*	*200*	-	-
2.2 Cash settlement	1,668	7,897	-	-
Credit default swap	*1,105*	*7,681*	-	-
Credit linked notes	*41*	*216*	-	-
Total rate of return swap	*522*	-	-	-
Total	**25,983**	**20,796**	**-**	**-**

Credit derivatives: positive fair value - counterparty risk

(in millions of euro)

	Notional amount	Positive fair value	Future exposure
A. Trading book for supervisory purposes	47,465	774	465
A.1 Protection purchases with	11,589	523	465
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	*6,254*	*300*	*257*
4. Financial institutions	*5,133*	*222*	*207*
5. Insurance companies	*202*	*1*	*1*
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
A.2 Protection sales with	35,876	251	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	*26,513*	*164*	-
4. Financial institutions	*9,164*	*86*	-
5. Insurance companies	*85*	*1*	-
6. Non-financial companies	*114*	-	-
7. Other counterparties	-	-	-
B. Banking book	**1,769**	**2**	**-**
B.1 Protection purchases with	1,769	2	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	*2*	-	-
4. Financial institutions	*1,767*	*2*	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
B.2 Protection sales with	-	-	-
1. Governments and Central Banks	-	-	-
2. Other public entities	-	-	-
3. Banks	-	-	-
4. Financial institutions	-	-	-
5. Insurance companies	-	-	-
6. Non-financial companies	-	-	-
7. Other counterparties	-	-	-
Total	**49,234**	**776**	**465**

Credit derivatives: negative fair value - financial risk

(in millions of euro)

	Notional amount	Negative fair value
Trading book for supervisory purposes		
1. Protection purchases with		
1.1 Governments and Central Banks	-	-
1.2 Other public entities	-	-
1.3 Banks	13,542	138
1.4 Financial institutions	11,200	106
1.5 Insurance companies	1,768	-
1.6 Non-financial companies	-	-
1.7 Other counterparties	-	-
Total	**26,510**	**244**

FOREIGN EXCHANGE RISK

QUALITATIVE INFORMATION

General aspects, foreign exchange risk management processes and measurement methods

Foreign exchange risk hedging activities
Structural foreign exchange risk is mitigated by the practice of raising funding in the same currency as assets concentrating as far as possible, foreign exchange risk exposures in the trading book where it is subject to daily VaR limits.
Management of foreign exchange risk relative to trading activities is inserted in the operating procedures and in the estimation methodologies of the internal model based on VaR calculations, as already illustrated above.

QUANTITATIVE INFORMATION

Breakdown by currency of assets and liabilities and derivatives

(in millions of euro)

	Currencies			
	US dollar	GB pound	Yen	Other currencies
ASSETS				
- Financial assets held for trading	10,350	1,937	2,187	1,866
- Financial assets available for sale	686	17	-	248
- Investments held to maturity	2	-	-	2,648
- Hedging derivatives	63	17	-	2
- Loans to customers	5,698	510	146	7,473
- Due from banks	3,637	276	654	2,602
Total	**20,436**	**2,757**	**2,987**	**14,839**
LIABILITIES				
- Due to banks	9,029	1,555	244	3,542
- Due to customers	5,022	678	372	7,905
- Securities issued	8,630	3,152	297	1,280
- Financial liabilities held for trading	1,297	164	41	486
- Hedging derivatives	10	3	-	4
Total	**23,988**	**5,552**	**954**	**13,217**
- Financial derivatives - net notional position	**3,764**	**2,503**	**-2,105**	**-1,058**
Imbalance	**212**	**-292**	**-72**	**564**

LIQUIDITY RISK

QUALITATIVE INFORMATION

Liquidity risk management processes and measurement methods
Liquidity risk is defined as the possibility that the entity is not capable of meeting its payment obligations due to its incapacity of raising new funds (funding liquidity risk), its incapacity of selling assets on the market (asset liquidity risk) to cover the imbalance to be financed or the fact that the entity may be forced to sustain very high costs to meet its commitments. Banca Intesa's liquidity policy is disciplined by two documents approved by the Board of Directors in November 2003 which set out the liquidity risk management policy and the contingency liquidity plan.
The Departments which are in charge of ensuring the correct application of liquidity policy are the Finance and Treasury Department, for liquidity management, and the Risk Management Department, for the certification and monitoring of indicators and limits. Banca Intesa directly manages its liquidity, coordinates liquidity management for the Group in all currencies, ensures the adoption of adequate control techniques and procedures and avails itself of the Liquidity Committee.
The monitoring of risk is based on two types of indicators: liquidity indexes subject to limits and crisis indexes subject to four alert thresholds, with emergency procedures in case of escalation and daily measurement. The first type includes maturity mismatching rules set forth by the Bank of Italy, balance sheet ratios, exposure measures on the interbank market, funding concentration ratios; the second type includes certain specific short-term indicators regarding the Bank (such as spreads on interbank investments), certain short-term systemic indicators, certain specific long-term indicators (such as spreads on Bank issues) and certain systemic long-term indicators (such as spreads on the industrial sector)..

QUANTITATIVE INFORMATION

Assets and liabilities: breakdown by maturity

Weekly net exposure on the interbank market


Milion euro
4,000
2,000
0
-2,000
-4,000
-6,000
-8,000
-10,000
-12,000
-14,000
Jan-05
Mar-05
Jun-05
Sep-05
Dec-05

The graph above shows the trend of net cumulated exposure for seven days on the interbank market. Average exposure in 2005 amounted to approximately 5.7 billion euro, and does not present any particular trend in the period under observation. Such exposure is the combined effect of treasury activities in Milano and in the branches abroad.

Spreads in asset swaps of Banca Intesa benchmark issues



100
90
80
70
60
50
40
30
20
10
0
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
TIER 1
TIER 2
SENIOR

The graph which shows the trends recorded by spreads in basis points of Banca Intesa issues in 2005 testifies a decrease in the perception of the Bank's specific risk, particularly on Senior issues. In the second quarter of 2005, a higher volatility is observed at the time of international tensions on certain industrial sectors, related in particular to car manufacturers.:

(in millions of euro)

	Specified maturity					Unspecified maturity	Total
	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years	Over 5 years		
ASSETS							
- Financial assets held for trading (except derivatives)	504	2,261	8,829	8,745	13,316	1,365	35,020
- Financial assets available for sale	64	159	328	1,177	677	1,974	4,379
- Investments held to maturity	-	589	13	1,158	1,048	2	2,810
- Loans to customers	26,205	17,904	22,492	52,829	45,813	4,235	169,478
- Due from banks	8,203	13,072	2,129	2,062	1,229	416	27,111
Total	**34,976**	**33,985**	**33,791**	**65,971**	**62,083**	**7,992**	**238,798**
LIABILITIES							
- Due to banks	12,964	12,734	2,120	1,818	2,130	5	31,771
- Due to customers	89,513	19,607	2,897	1,917	886	450	115,270
- Securities issued	685	11,790	7,616	35,019	17,207	3	72,320
- Financial liabilities held for trading (except derivatives)	-	33	374	1,857	1,383	172	3,819
Total	**103,162**	**44,164**	**13,007**	**40,611**	**21,606**	**630**	**223,180**

Values refer to the corresponding balance sheet captions, with the exception of derivatives included in financial assets/liabilities held for trading and hedging derivatives, which are instead recorded in the following table, at notional amount, as a combination of a cash asset and a cash liability for the same amount ("double entry method").

(in millions of euro)

	Specified maturity					Unspecified maturity	Total
	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years	Over 5 years		
FINANCIAL DERIVATIVES							
- Long positions	41,860	286,973	244,274	351,473	351,588	-	1,276,168
- Short positions	51,119	294,395	230,646	352,272	336,287	-	1,264,719

OPERATIONAL RISK

Operational risks are identified, monitored and measured within the Operational Risk Management process. The pursuit of such objectives enables to:

- guarantee operational continuity and the functioning of the production chain in orderly, effective and efficient conditions;
- maximise value creation for shareholders and other stakeholders through growth, a strict cost discipline, attentive risk management and capital allocation, maintaining a medium- and long term viewpoint on innovative issues;
- safeguard tangible and intangible assets (brand, customer relationships, products, services and procedures), values, professional and intellectual know-how and ethical behaviour.

Definition
Operational risk is defined as the risk of suffering losses due to inadequate or failed internal processes, people and systems or as a result of external events. Operational risk excludes strategic and reputational risks whereas it includes legal risk, that is, the risk deriving from breach or non-compliance with laws, regulations or from a lack of transparency relating to the legal rights and duties of counterparties in a transaction. Legal risk includes, but is not limited to, exposure to fines, penalties, or punitive damages resulting from supervisory actions, as well as private settlements.

Organisational structure
Banca Intesa has a centralised function for the Group's Operational Risk Management within Risk Management Department which reports to the Chief Risk Officer. The Group's Operational Risk Management unit is responsible for the definition, implementation, monitoring and improvement of the methodological and organisational framework, as well as the systematic measurement and reporting of the risk profile to top management and the control of mitigation effectiveness.
The guiding principles of the framework assign the responsibility of identification, assessment, (both actual and prospective), management and mitigation of Operational Risk to the Operating Units; specific professionals have been identified within each Operating Unit (Business Line Operational Risk Manager) responsible for managing all the inputs to the framework.
In addition a Change Management programme is under way in order to spread the operational risk management culture; during the year various training sessions were carried out for the professionals actively involved in the operational risk management process.

Figures and Internal Model
Banca Intesa's Internal Model is designed to combine both quantitative and qualitative information sources homogeneously.
The qualitative component (Self Risk Assessment) is focused on the assessment of the risk exposure of each unit – both in terms of potential future losses and quality of controls, as well as any forms of mitigation – and is based on the assessment of relevant scenarios; the scenarios are identified on the basis of a proprietary model for risk classification and vary according to activities carried out by the single Operating unit.
The results of the assessment are processed using a model which translates subjective projections of exposure to operational risk into economic capital at risk. The scenarios in each questionnaire are subject to an analysis of consistency by the Operational Risk Management Unit and to an independent review by the Internal Auditing Department.
This year all the main Operating Units in the Group were involved in the Self Risk Assessment process (assessment of risk exposure, main vulnerability areas, quality of existing controls and defining or planning mitigation initiatives or corrective actions).
The quantitative component is based on the statistical analysis of historical loss data, reported internally (via the regular and timely update of a Group loss database) or externally (via the participation to consortium initiatives such as "Database Italiano Perdite Operative" – Italian Operating Loss Database – managed by the Italian Banking Association, Global Operational Loss Data - managed by the British Bankers' Association and Operational Riskdata Exchange Association).

A new application G.R.P.F. (Gestione e Rilevazione Perdite in Filiale – Incident reporting for branches), has been implemented in a pilot group of retail branches in order to improve the quality and reliability of the data collected; the distribution of this procedure to all branches will permit the decentralisation of loss collection by risk-owners and improve correctness, completeness and consistency of the reporting information.
An LDA (Loss Distribution Approach) model is used to estimate exposure to operational risk for both the quantitative approach and the qualitative approach; the use of external data is achieved via EVT (Extreme Value Theory) techniques. Estimates are based on a one-year holding period and a 99.9% confidence interval.
To capture any residual potential risks, the results obtained via the quantitative analysis are then weighted using a control quality index prepared for each Operating unit by the Internal Auditing Department.
The two approaches are then integrated on the basis of a weighting system which reflects the risks analysed and the relative peculiarity of available data and information.

Transfer of risk
For the purpose of optimising its insurance strategy, Banca Intesa has a traditional policy of operational risk transfer with the objective of mitigating the impact of any unexpected losses.
The development of a new programme (ASSIweb) commenced in 2005. It will facilitate the administration of insurance policies, improve the definition of insurance contracts, monitor the effectiveness of the risk transfers, allocate sustained costs consistently with hedged risks, improve processes of procurement and claims management, linking insurance recoveries to operational risk events.
Gruppo Intesa's insurance programme has the objective of mitigating operational risks and thus contribute to reducing Capital at Risk.

Reporting
Monitoring of operational risks is performed by an integrated reporting system, which provides information necessary for the Group's risk management and/or mitigation.
Reporting is produced by the Operational Risk Manager of each Operating Unit for the purpose of an overall and integrated management of operational risks: via trend analysis of reported events in the Operating Unit it is in fact possible to constantly monitor risk exposure and effectiveness of controls or corrective actions.
Quantitative figures, reported monthly by the Operating Units, are then analysed by the Operational Risk Management function, which regularly prepares reports for management and the Risk Committee: such reports highlight the main operational events recorded in the reference period, as well as provide an analysis of the trend of risk exposure and a comparison with forecasted losses from the Self Risk Assessment of the previous year.
During this year a new quarterly report was developed in order to integrate operational risk management with daily operations and supply additional information to support the decision-making processes.

Legal risks
Legal risks are analysed by the Parent Company and Group companies. Provisions are made to the Allowances for risks and charges, in the presence of legal obligations for which it is probable that funds will be disbursed to meet such obligations and where it is possible to make a reliable estimate of the disbursement.
The most complex legal procedures are described in the paragraphs below.

Litigation regarding anatocism
Italy's Supreme Court, with sentence 21095 of 4.11.04 confirmed the principle as concerns the contractual nature of the clause regarding the quarterly capitalisation of interest generally included in current account contracts by confirming that such clause may not derogate the general prohibition of anatocism set forth by Art. 1283 of the Italian Civil Code.
The aforementioned orientation may be criticised from various juridical standpoints and contrasts with equitable treatment and Gruppo Intesa, consistently with the line generally followed by the banking system, intends to contrast it in the most opportune judicial offices. However, the significant press coverage of the aforementioned court ruling and the initiatives

promoted by consumer associations expose banks to numerous customer claims aimed at obtaining the recalculation and reimbursement of so-called anatocistic interest.
When these claims are followed by legal action, Banca Intesa, like the other Group companies, makes congruous provisions, as required on each occasion, for the coverage of the relevant risk.

Litigation regarding bonds in default
Due to the defaults which occurred respectively in 2001, 2002 and 2003 of Republic of Argentina, the Cirio group and the Parmalat group (in addition to, in subsequent periods of the companies Giacomelli, Finmek and Finmatica) numerous litigations have been promoted by customers who acquired bonds in default, also filed before courts. On this front, Gruppo Intesa developed with consumer associations a conciliation mechanism, based on equitable criteria and on the individual examination of the single requests, and concluded in 2005 the analysis of requests relative to Cirio, Parmalat and Giacomelli bonds. With reference to Banca Intesa customers, 14,120 requests were examined with a percentage of conciliated requests equal to 99.94%; Gruppo Intesa examined 18,359 requests, conciliated for 99.95%. For both Banca Intesa and the Group approximately 50% of conciliated requests were totally or partly reimbursed.
Subsequently, the conciliation mechanism was extended to Finmatica and Finmek bonds. The relative procedure started at the end of 2005 and will be concluded within the first four months of 2006. 3,163 requests were presented to Banca Intesa and 4,107 to Gruppo Intesa.
The Parent Company and the Group banks made provisions for estimated charges that will emerge from the completion of the conciliation mechanism.
As concerns the reimbursement requests of holders of Argentina bonds and of customers who decided not to accept the conciliation mechanism (or who were not satisfied by the latter), Banca Intesa and the other Group companies manage such litigations according to ordinary procedures, like all other litigations, and make congruous provisions as required on each occasion, considering the specific characteristics of the single exposures.

Litigation with the Extraordinary Commissioner of the Parmalat group
Last August the Extraordinary Commissioner of the Parmalat group filed a payment claim against Banca Caboto, Banca Intesa and another intermediary not belonging to Gruppo Intesa, the portion pertaining to the Group amounts to approximately 900 million euro.
This payment claim seeks damages caused by their role respectively as arrangers and relevant dealers in 2001-2002 in a Debt Issuance Programme and as co-lead managers in other bond issues in the first half of 2002.
Furthermore, the Parmalat group filed a payment claim for damages against Cassa di Risparmio di Parma e Piacenza for alleged participation in the worsening of the Parmalat group's distressed finances, for an amount no lower than 700 million euro corresponding to the total advances on cash orders granted to Parmalat between 31st December 1999 and the opening of the "Procedura di amministrazione straordinaria" (Extraordinary administration procedure).
Moreover, Gruppo Intesa was sued by the Extraordinary Commissioner of the Parmalat group aiming at obtaining revocatory actions related to payments made by the Parmalat group in the twelve months before its state of insolvency to Banca Intesa, Cassa di Risparmio di Parma e Piacenza, Cassa di Risparmio di Biella e Vercelli and Banca CIS for a total amount of approximately 1 billion euro.
Gruppo Intesa refuses these claims as totally groundless and is convinced that Judging authorities will reject all Parmalat's requests thus acknowledging absolute fairness and legitimacy in the behaviour of Banca Intesa and its subsidiaries. According to the usual prudent criteria, Gruppo Intesa adequately strengthened the Allowance for risks and charges with provisions proportioned to statistical data related to charges historically borne.
Lastly, there are pending penal procedures, still in the predebate phase, filed against certain employees of Gruppo Intesa – among numerous other eminent members of the financial community.

The application of the "Ciampi Law"
Law 461/98 (so-called "Ciampi Law") had introduced, in the Italian legal system tax, incentives aimed at favouring business combinations in the banking sector. Gruppo Intesa had also benefited from such incentives – for both direct and indirect taxes – and had achieved savings on direct taxes for a total of 250 million euro (approximately half of the theoretical benefit) and

approximately 10 million euro on indirect taxes. Incentives were subsequently censured by the European Commission which – with decision of 11th December 2001 – had considered them "incompatible with the common market". Both the Italian Government and ABI, the Italian Banking Association, (on its own behalf and on behalf of certain small and medium-sized banks) appealed against this decision at the Court of Justice of the European Communities. Each of Italy's largest banks, included Banca Intesa, had appealed individually before the Court of First Instance of the European Communities.
Following the decision of the European Commission, and in the wake of the final pronouncement by the European Court of Justice, the Italian Government issued provisions (Law Decree 282/02 converted into Law 27/03) which require that banks return to tax authorities the sums corresponding to the incentives they had benefited from. In compliance with such provisions, Banca Intesa and other Group companies involved first made provisions and subsequently paid to tax authorities, according to the procedure set forth by the law, the entire sum due, equal to the tax incentives they had benefited from at the time.

Part F – Information on capital

SECTION 1 – CONSOLIDATED SHAREHOLDERS' EQUITY

Qualitative information

Capital management concerns the set of policies and decisions required to define the dimension of shareholders' equity, as well as the optimal combination of the various alternative capitalisation instruments, in order to ensure that shareholders' equity and capital ratios of Banca Intesa and its subsidiaries are consistent with their risk profile and comply with supervisory requirements.

Gruppo Intesa is subject to capital adequacy requirements set out by the Basel Committee according to the provisions issued by the Bank of Italy. On the basis of such provisions, at consolidated level, the ratio between regulatory shareholders' equity and risk-weighted assets must be at least equal to 8%; compliance with requirements is verified half-yearly by the Bank of Italy.

The verification of compliance with supervisory requirements and consequent capital adequacy is dynamic over time and depends upon the objectives set out in the Business Plan.

The first verification occurs in the process of assignment of budget objectives: based on the growth trends expected for loans, other assets and statement of income aggregates, credit, market and operational risks are quantified and their compatibility with compulsory capital ratios for the individual bank and for the Group as a whole is verified.

Compliance with capital adequacy is obtained via various levers, such as pay-out policy, definition of strategic finance operations (capital increases, issue of convertible bonds, subordinated bonds, etc.) and the management of loan policy on the basis of counterparty risk.

In the year, compliance with capital ratios for each bank and for the whole Group is monitored on a quarterly basis and if necessary appropriate actions are taken to direct and control balance sheet aggregates.

A further step in preventive analysis and control of the Group's capital adequacy occurs whenever extraordinary operations (such as acquisitions, disposals, etc.) are resolved upon. In this case, on the basis of the information on the operation to be conducted, its impact on capital ratios is estimated and any necessary actions to ensure compliance with the requirement set forth by Supervisory Authorities are planned.

Quantitative information

The following table details shareholders' equity captions.

(in millions of euro)

	Amount
Share capital	**3,596**
Share premium reserve	**5,510**
Reserves	**3,745**
Legal reserve	*773*
Statutory reserve	*1,496*
Reserve as per Legislative Decree 153/99	*1,017*
Concentration reserve (as per Art. 7, par. 3 of Law 218 of 30/7/1990)	*232*
Concentration reserve (as per Art. 7 of Law 218 of 30/7/1990)	*302*
Consolidation reserve	*1,560*
Transition to IAS/IFRS	*-1,680*
Other reserves	*45*
Valuation reserves	**829**
Legally-required revaluations	*345*
Valuation reserve from translation of financial statements in foreign currency	*134*
Valuation reserve of financial assets available for sale	*389*
Valuation reserve of cash flow hedges	*-39*
Net income	**3,025**
Total	**16,705**

Trading on own shares

During the year, Banca Intesa did not carry out any transactions on own shares.
Group companies – on the basis of specific Shareholders' Meeting authorisations – carried out the following transactions:

Ordinary shares:

Initial number	2,714,855	(countervalue 9,610,587 euro);
Purchased	14,384,059	(countervalue 53,976,242 euro);
Sold	17,098,914	(countervalue 64,574,763 euro);
End-of-year number	0;	
Profit	987,934	euro.

Unconvertible saving shares:

Initial number	0;	
Purchased	22,730	(countervalue 73,112 euro);
Sold	22,730	(countervalue 73,150 euro);
End-of-year number	0;	
Profit	38	euro.

SECTION 2 – SHAREHOLDERS' EQUITY FOR SUPERVISORY PURPOSES AND CAPITAL RATIOS

Qualitative information

As already pointed out in the Report on operations, shareholders' equity for supervisory purposes and capital ratios have been calculated on the basis of balance sheet aggregates and net income determined applying IAS/IFRS and considering Letter 1157011 of 1st December 2005 with which the Bank of Italy issued the general principles for the new discipline on consolidated shareholders' equity for supervisory purposes and capital ratios.

Such principles will be included in the update of Circular 155/91 relative to "Instructions on the preparation of regulatory reporting on shareholders' equity for supervisory purposes and capital ratios". The mentioned Letter sets forth that the new provisions be applied starting from the consolidated reporting referred to as at 31st December 2005.
Shareholders' equity for supervisory purposes, as in previous regulations, is calculated as the sum of positive components, included with certain limits, and negative components, on the basis of their capital quality; positive components, in order to be eligible for the calculation of capital absorptions, must be fully available for the bank.
Shareholders' equity for supervisory purposes is made up of Tier 1 capital and Tier 2 capital net of some deductions; in particular:

- Tier 1 capital includes paid-in share capital, share premium reserve, reserves from retained earnings and capital and minority interests net of own shares or quotas, of intangible assets, as well as of any losses recorded in previous years and in the current year;
- Tier 2 capital includes valuation reserves, hybrid capital instruments, subordinated liabilities, net of adjustments to loans subject to Country risk and of other negative elements.

Deductions from Tier 1 and Tier 2 capital refer to equity investments and other captions (innovative equity instruments, hybrid capital instruments and subordinated assets) issued by such entities, as well as the so-called "prudential filters" as described in detail hereafter.
The new provisions set forth by the mentioned Letter of 1st December 2005 are aimed at harmonising criteria used to calculate shareholders' equity for supervisory purposes and capital ratios with international accounting principles. In particular, they set forth certain so-called "prudential filters" supplied by the Basel Committee in the discipline of criteria which national supervisory authorities should comply with in the harmonisation of prudential regulations with new financial statement criteria.
Prudential filters, which have the purpose of safeguarding the quality of shareholders' equity for supervisory purposes and reducing the potential volatility induced by the application of the new principles, lead to certain corrections in accounting figures, before their use for supervisory purposes. In particular, the new provisions, as concerns to the most significant aspects for Gruppo Intesa, set out that:

- financial assets held for trading, both unrealised profits and losses are fully recorded;
- financial assets available for sale, unrealised profits and losses are offset: the balance, if negative, reduces Tier 1 capital, if positive it contributes for 50% to Tier 2 capital. Furthermore, any unrealised profits and losses on loans classified among assets available for sale are excluded;
- hedges, unrealised profits and losses on cash flow hedges, recorded in a specific reserve, are sterilised whereas there is no prudential filter on fair value hedges;
- investments in insurance companies are deducted from Tier 1 and Tier 2 capital;
- the stake in the capital of the Bank of Italy is deducted from shareholders' equity for supervisory purposes on a straight-line basis over a period of five years.

On the basis of Supervisory instructions, the Group's shareholders' equity for supervisory purposes should be at least 8% of total risk-weighted assets (total capital ratio) in relation to credit risk profile, valued on the basis of category of borrowing counterparties, maturity, Country risk and guarantees received.
Furthermore, banks must comply with capital requirements on dealing activities. Related market risks are calculated on the whole trading portfolio separately for the various types of risk: position risk on debt securities and equities, settlement risk, counterparty risk and concentration risk. Moreover, with reference to the entire financial statements, foreign exchange risk and position risk on commodities must be calculated. The use of internal models to determine the capital requirement for market risks is permitted; in particular, Banca Intesa and Banca Caboto apply the internal model to calculate generic position risk (price risk oscillation) and specific risk (issuer risk) for equities, generic position risk for debt securities; for Banca Intesa the calculation of specific risk of certain type of credit derivatives in the trading portfolio is also included in the internal model, while for other risks standard methodologies are used.
The consolidated requirement is calculated as the sum of the individual requirements of the companies which make up the banking Group. For counterparty risk, exposures deriving from intergroup relations are eliminated.

For the assessment of financial soundness, more rigorous ratios are also used: the Tier 1 capital ratio, represented by the ratio between Tier 1 capital and risk-weighted assets, and the Core Tier 1 capital ratio, represented by the ratio between Tier 1 capital (net of preference shares) and risk-weighted assets.

Quantitative information

The main contractual characteristics of innovative instruments which, together with share capital and reserves, are included in the calculation of Tier 1 and Tier 2 capital are summarised in the following tables.

1. Tier 1 capital

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
BCI US Funding LLC I	8.01% fixed rate; as of 15th Jul 2008: 3-month Libor + 3.25%	yes	15th Jul 1998	perpetual	15th Jul 2008	USD	200,000,000	170
BCI US Funding LLC II	3-month Libor + 1.60%; as of 15th Jul 2008: 3-month Libor + 2.93%	yes	15th Jul 1998	perpetual	15th Jul 2008	EUR	550,000,000	550
BCI US Funding LLC III	8.25% fixed rate; as of 15th Jul 2008: 3-month Libor +3.20%	yes	15th Jul 1998	perpetual	15th Jul 2008	GBP	120,000,000	175
Intesa Preferred LLC I	3-month Euribor + 1.75%; as of 30th Jun 2008: 3-month Euribor + 3.25%	yes	30th Jun 1998	perpetual	30th Jun 2008	EUR	200,000,000	200
Intesa Preferred LLC III	6.988%; as of 12th Jul 2011: 3-month Euribor + 2.60%	yes	12th Jul 2001	perpetual	12th Jul 2011	EUR	500,000,000	500
Total preference shares and innovative equity instruments (Tier I)								**1,595**

2. Tier 2 capital

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimbursement as of	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Banca Intesa	5% fixed rate	no	29th Dec 1998	30th Dec 2008	NO	ITL	495,000,000,000	249
Banca Intesa	6-month Euribor + 0.70%	no	29th Dec 1998	30th Dec 2008	NO	ITL	5,000,000,000	2
Intesa Bank Overseas	3-month Libor + 0.85%	no	2nd Jan 1998	2nd Jan 2008	NO	ITL	200,000,000,000	103
Intesa Bank Overseas	3-month Libor + 0.85%	no	2nd Jan 1998	2nd Jan 2008	NO	USD	500,000,000	424
Intesa Bank Overseas	3-month Libor + 0.625%	no	10th Apr 1998	10th Apr 2008	NO	ITL	250,000,000,000	129
Intesa Bank Overseas	3-month Libor + 0.625%	no	10th Jun 1998	10th Jun 2008	NO	ITL	800,000,000,000	412
Total hybrid instruments (Upper Tier II)								**1,319**
Banca di Trento e di Bolzano	Until 15/10/2000: 5.25%. for the following coupon: 70% of the 10-year euro swap rate with a minimum of 4.5%	no	15th Oct 1999	15th Oct 2006	NO	EUR	25,000,000	5
Banca di Trento e di Bolzano	70% of the 10-year euro swap rate	no	1st Feb 2000	1st Feb 2007	NO	EUR	15,000,000	6
Banca di Trento e di Bolzano	1st year: 4.00%; 2nd year: 4.10%; for the following coupon 71% of the 10-year euro swap rate and never under 3%	no	4th Apr 2003	4th Apr 2010	NO	EUR	9,000,000	9
Banca di Trento e di Bolzano	1st year: 3.00%; 2nd year: 3.30%; 3rd year: 3.70%; 4th year: 4.10%; 5th year: 4.50%; 6th year: 5.10%; 7th year: 5.70%	no	4th Apr 2003	4th Apr 2010	NO	EUR	16,000,000	16
Banca Intesa	8.25% fixed rate	no	15th Jul 1992	15th Jul 2007	NO	USD	200,000,000	68
Banca Intesa	3-month Libor + 0.25%	no	1st Feb 1996	1st Feb 2006	1st Feb 2001	ITL	400,000,000,000	40
Banca Intesa	3-month Libor + 0.20%	no	1st Dec 1997	1st Dec 2007	1st Dec2002	ITL	800,000,000,000	165
Banca Intesa	3-month Libor	no	1st Feb 1998	1st Feb 2008	1st Feb 2003	ITL	700,000,000,000	213
Banca Intesa	3-month Libor	no	1st Jun 1998	1st Jun 2008	1 st Jun 2003	ITL	362,430,000,000	110
Banca Intesa	5.15% fixed rate	no	9th Jun 1998	10th Jun 2008	NO	ITL	100,000,000,000	31
Banca Intesa	1st coupon.: 8%. 2nd and 3rd: 6.375%. for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.3%-min 4.5%)	no	16th Jun 1998	17th Jun 2013	NO	ITL	500,000,000,000	198
Banca Intesa	Premium at maturity equal to the average variation of a number of indices and currency with a minimum 16%	no	30th Jun 1998	31st Jul 2006	NO	ITL	300,000,000,000	33
Banca Intesa	1st coupon.: 8%. 2nd and 3rd: 6.375%. for the following coupons: 13.8% minus 2 times 12-month Libor (max 5.3%-min 4.5%)	no	30th Jun 1998	1st Jul 2013	NO	ITL	200,000,000,000	81
Banca Intesa	4.40% fixed rate	no	16th Nov 1998	17th Nov 2008	NO	ITL	300,000,000,000	93
Banca Intesa	4.40% fixed rate	no	9th Dec 1998	10th Dec2008	NO	ITL	200,000,000,000	62
Banca Intesa	1st coupon.: 8%. 2nd: 5% and 3rd: 4%. for the following coupons: 70% of 10-year euro swap rate	no	9th Mar 1999	9th Mar 2014	NO	ITL	480,000,000,000	221
Banca Intesa	1st coupon.: 8%. 2nd: 5.5% and 3rd: 4%. for the following coupons: 65% of 10-year euro swap rate with a minimum of 4%	no	15th Jul 1999	15th Jul 2014	NO	EUR	250,000,000	223
Banca Intesa	5.30% fixed rate	no	22nd Oct 1999	1st Jan 2010	NO	EUR	150,000,000	145
Banca Intesa	4.70% fixed rate	no	15th Nov 1999	15th Nov 2006	NO	EUR	104,000,000	21
Banca Intesa	5.10% fixed rate	no	17th Nov 1999	17th Nov 2009	17th Nov 2005	EUR	350,000,000	276
Banca Intesa	4.90% fixed rate	no	23rd Nov 1999	1st Jan 2007	NO	EUR	95,000,000	38
Banca Intesa	5.20% fixed rate	no	7th Dec 1999	1st Jan 2010	NO	EUR	90,000,000	89
Banca Intesa	12-month Euribor + 0.01%	no	29th Dec 1999	29th Dec 2006	NO	EUR	65,000,000	13

Issuer	Interest rate	Step-up	Issue date	Expiry date	Early reimburse-ment as of	Currency	Original amount in currency	Contribution to capital for supervisory purposes (in millions of euro)
Banca Intesa	5.30% fixed rate	no	21st Jan 2000	1st Jan 2010	NO	EUR	100,000,000	97
Banca Intesa	5.00% fixed rate	no	25th Jan 2000	1st Jan 2007	NO	EUR	90,000,000	36
Banca Intesa	4.70% fixed rate	no	11th Feb 2000	11th Feb 2007	NO	EUR	104,000,000	41
Banca Intesa	5.50% fixed rate	no	16th Feb 2000	1st Jan 2010	NO	EUR	41,000,000	39
Banca Intesa	5.20% fixed rate	no	18th Feb 2000	1st Jan 2007	NO	EUR	59,000,000	24
Banca Intesa	6.11% fixed rate; as of 23rd Feb 2005 97% of 30-year euro swap mid rate	no	23rd Feb 2000	23rd Feb 2015	NO	EUR	65,000,000	65
Banca Intesa	12-month Euribor + 0.01%	no	23rd Mar 2000	23rd Mar 2007	NO	EUR	41,000,000	16
Banca Intesa	4.9% fixed rate; as of 5th Jan 2006 12-month Euribor	no	5th Jan 2001	5th Jan 2011	5th Jan 2006	EUR	33,358,000	32
Banca Intesa	1st year 4.9% fixed rate; as of 5th Jan 2002 2.10% * HCPI Euro Zone with 2.10% minimum limit	no	5th Jan 2001	5th Jan 2011	5th Jan 2006	EUR	8,904,000	9
Banca Intesa	92% of 30-year euro swap mid rate; never lower than the preceding	no	12th Mar 2001	23rd Feb 2015	NO	EUR	50,000,000	5b
Banca Intesa	5% fixed rate	no	9th Apr 2001	9th Apr 2007	NO	EUR	991,225,000	397
Banca Intesa	5.35% fixed rate	no	9th Apr 2001	9th Apr 2011	NO	EUR	125,478,000	121
Banca Intesa	5.20% fixed rate	no	15th Jan 2002	15th Jan 2012	NO	EUR	265,771,000	252
Banca Intesa	5.50% fixed rate	no	12th Apr 2002	12th Apr 2012	NO	EUR	126,413,000	118
Banca Intesa	5.85% fixed rate; as of 8th May 2009 3-month Euribor + 1.25%	yes	8th May 2002	8th May 2014	8th May 2009	EUR	500,000,000	499
Banca Intesa Mediocredito	6-month Euribor + 0.70%	no	28th Mar 2000	28th Mar 2010	28th Mar 2005	EUR	130,000,000	4
Banca Popolare FriulAdria	4.70% fixed rate	no	18th Oct 1999	18th Oct 2006	NO	EUR	26,000,000	5
Banca Popolare FriulAdria	5.30% fixed rate	no	18th Oct 1999	18th Oct 2009	NO	EUR	13,000,000	10
Banca Popolare FriulAdria	4.70% fixed rate	no	3rd Jan 2000	3rd Jan 2007	NO	EUR	10,000,000	4
Banca Popolare FriulAdria	5.15% fixed rate	no	3rd Jan 2000	3rd Jan 2010	NO	EUR	5,000,000	5
Banca Caboto	Euribor 3 month + 0.25%	no	15th Dec 1999	15th Dec 2009	15th Dec 2004	EUR	50,000,000	2
Cassa di Risparmio di Parma & Piacenza	4.6% fixed rate	no	2nd Nov 1999	2nd Nov 2006	2nd Nov 2002	EUR	29,100,000	6
Cassa di Risparmio di Parma & Piacenza	1st year:4.5%; 2nd:4.6%; 3rd: 4.7%; 4th:4.9%; 5th:5.1%; 6th: 5.4%; 7th:5.7%	no	2nd Nov 1999	2nd Nov 2006	NO	EUR	50,000,000	10
Cassa di Risparmio di Parma & Piacenza	1st year: 4.8%; 2nd: 5.3%; for the following coupons: 70% of 10-year euro swap rate with a minimum of 4.5%	no	2nd Nov 1999	2nd Nov 2006	NO	EUR	50,000,000	10
Cassa di Risparmio di Parma & Piacenza	1st year:4.5%; 2nd:4.6%; 3rd: 4.7%; 4th:4.9%; 5th:5.1%; 6th: 5.4%; 7th:5.7%	no	15th Nov 1999	15th Nov 2006	NO	EUR	10,400,000	2
Cassa di Risparmio di Parma & Piacenza	1st year: 4.8%; 2nd: 5.3%; for the following coupons: 70% of 10-year euro swap rate with a minimum of 4.5%	no	15th Nov 1999	15th Nov 2006	NO	EUR	15,500,000	3
Cassa di Risparmio di Parma & Piacenza	1st year: 4.40%; 2nd: 4.55%; 3rd: 4.70%; 4th: 4.90%; 5th: 5.10%; 6th: 5.35%; 7th:5.60%	no	3rd Jan 2000	3rd Jan 2007	NO	EUR	26,000,000	10
Cassa di Risparmio di Parma & Piacenza	1st year: 4.90%; 2nd: 5.00%; 3rd: 5.10%; 4th: 5.20%; 5th: 5.35%; 6th: 5.60%; 7th: 6.00%	no	4th Feb 2000	4th Feb 2007	NO	EUR	26,000,000	10
Banco Wiese Sudameris	9.25% fixed rate	no	26th Jun 2000	26th Jun 2010	NO	USD	60,000,000	48
Banco Wiese Sudameris	8.6% fixed rate	no	19th Oct 2001	19th Oct 2011	NO	USD	10,000,000	4
Total eligible subordinated liabilities (Lower Tier II)								**4,085**
Total								**5,404**

3. Tier 3 capital

As at 31st December 2005 Gruppo Intesa's shareholders' equity did not include any Tier 3 instruments.

Prudential filters

(in millions of euro)

	31.12.2005
A.Tier 1 capital before the application of prudential filters	**15,096**
Tier 1 capital prudential filters	
- Positive IAS/IFRS prudential filters	-
- Negative IAS/IFRS prudential filters	-
B. Tier 1 capital after the application of prudential filters	**15,096**
C. Tier 2 capital before the application of prudential filters	**5,998**
Tier 2 capital prudential filters	
- Positive IAS/IFRS prudential filters	-
- Negative IAS/IFRS prudential filters	*-198*
D. Tier 2 capital after the application of prudential filters	**5,800**
E. Total Tier 1 and Tier 2 capital after the application of prudential filters	**20,896**
Items to be deducted from total Tier 1 and Tier 2 capital	-1,240
F. Total capital	**19,656**

Capital adequacy

Qualitative information

As indicated in the table on composition of shareholders' equity for supervisory purposes and capital ratios, the Group, as at 31st December 2005, had a Tier 1 ratio (Tier 1 capital/risk-weighted assets) equal to 7.94% and a Total capital ratio (shareholders' equity for supervisory purposes/risk-weighted assets) equal to 10.34%, higher than the 8% minimum requirement.
Core Tier 1 ratio equalled 7.10%.

Quantitative information

(in millions of euro)

	Unweighted amounts	Weighted amounts / requirements
A. RISK ASSETS		
A.1 Credit risk	**229,725**	**172,004**
STANDARD METHODOLOGY		
CASH ASSETS	**202,144**	**149,189**
1. Exposure (other than equities and other subordinated assets) towards (or guaranteed by):	153,513	120,486
1.1 Governments and Central Banks	*15,366*	*1,603*
1.2 Public entities	*5,681*	*1,163*
1.3 Banks	*18,623*	*3,877*
1.4 Other counterparties (other than mortgage loans on residential and non-residential real estate)	*113,843*	*113,843*
2. Mortgage loans on residential real estate	32,858	16,429
3. Mortgage loans on non-residential real estate	5,254	4,908
4. Shares, equity investments and subordinated assets	2,799	2,837
5. Other cash assets	7,720	4,529
OFF-BALANCE SHEET ASSETS	**27,581**	**22,815**
1. Guarantees and commitments towards (or guaranteed by):	27,170	22,719
1.1 Governments and Central Banks	*790*	*195*
1.2 Public entities	*1,396*	*279*
1.3 Banks	*3,903*	*1,164*
1.4 Other counterparties	*21,081*	*21,081*
2. Derivatives towards (or guaranteed by):	411	96
2.1 Governments and Central Banks	-	-
2.2 Public entities	-	-
2.3 Banks	*362*	*72*
2.4 Other counterparties	*49*	*24*
B. CAPITAL REQUIREMENTS		
B.1 Credit risk	-	**13,760**
B.2 Market risk	-	**1,303**
1. Standard methodology	X	973
of which:		
- position risk on debt securities	*X*	*650*
- position risk on equities	*X*	*13*
- foreign exchange risk	*X*	*45*
- other risks	*X*	*265*
2. Internal models	X	330
of which:		
- position risk on debt securities	*X*	-
- position risk on equities	*X*	-
- foreign exchange risk	*X*	-
B.3 Other capital requirements	**X**	**140**
B.4 Total capital requirements (B1+B2+B3)	**X**	**15,203**
C. RISK-WEIGHTED ASSETS AND CAPITAL RATIOS	**X**	**-**
C.1 Risk-weighted assets	**X**	**190,038**
C.2 Tier 1 capital / Risk-weighted assets (Tier 1 capital ratio)	**X**	**7.94**
C.3 Total capital / Risk-weighted assets (Total capital ratio)	**X**	**10.34**

Part G – Business combinations

SECTION 1 – TRANSACTIONS CARRIED OUT IN THE YEAR

1.1 Business combinations

(in millions of euro)

Companies	Date of the transaction [a]	Cost of the transaction [b]	% equity stake [c]	Net interest and other banking income [d]	Net income / loss for the year [e]	Net income / loss recorded as of acquisition date [f]
1. Consumer Finance Holding	31-mag-05	46	100.00	27	-	-3
2. Carifano	30-lug-05	281	99.92	45	9	2
3. Banca Intesa Beograd	09-ago-05	336	90.00	94	20	6
4. KMB	30-set-05	75	75.00	41	1	-1

[a] Date of acquisition of control.

[b] Including accessory costs.

[c] Percentage of voting rights at the Ordinary Shareholders' Meeting.

[d] Net interest and other banking income (Caption 120 of the statement of income) referred to full year 2005.

[e] Net income / loss recorded by the subsidiary for full year 2005.

[f] Net income / loss recorded after acquisition date and included in Gruppo Intesa's consolidated result.

It must be noted that the voting rights on the equity stake in Carifano equalled 89.92% of share capital.
In addition to the transactions illustrated above, business combinations included certain acquisitions of business branches of immaterial amounts, carried out by certain subsidiaries, as well as the increase in the controlling stake in Banca di Trento e Bolzano and in Esa.Tri. carried out respectively by Finanziaria BTB and by E.Tr.

1.2 Other information on business combinations

1.2.1 Annual changes in goodwill

(in millions of euro)

	31.12.2005
Goodwill as at 31.12.2004 (after IAS/IFRS first-time adoption)	**401**
Increases	**477**
- Goodwill recorded in the year	477
Consumer Finance Holding	*15*
Carifano	*146*
Banca Intesa Beograd	*235*
KMB	*53*
Other	*28*
Decreases	**-9**
- Impairment recorded in the year	-6
- Disinvestments	-3
Goodwill as at 31.12.2005	**869**

As indicated in the table above, business combinations carried out in the year led to the registration of goodwill for a total of 477 million euro. The most important portions referred to the acquisition of control of Delta Banka, now named Banca Intesa Beograd (235 million euro) and of Cassa di Risparmio di Fano (146 million euro).

Goodwill which arose in the year and goodwill already recognised in the consolidated financial statements are allocated to the cash-generating units as illustrated below:

(in millions of euro)

Goodwill	31.12.2005	31.12.2004
1. Retail Division	**58**	**61**
Epsilon SGR	-	3
Intesa Holding Asset Management	27	27
Banca Intesa Private Banking	31	31
2. Italian Subsidiary Banks Division	**238**	**77**
C.R. di Ascoli Piceno	7	7
C.R. di Città di Castello	2	2
C.R. di Foligno	11	11
C.R. di Rieti	4	4
C.R. di Spoleto	9	9
C.R. di Terni e Narni	44	44
C.R. di Fano	146	-
Banca di Trento e Bolzano	13	-
Cassa di Risparmio di Parma e Piacenza	2	-
3. International Subsidiary Banks Division	**566**	**263**
C.I.B. Factoring	3	3
Medimurska Banka	2	2
Privredna Banka	101	101
Vseobecna Uverova Banka	157	157
Consumer Finance Holding	15	-
Banca Intesa Beograd	235	-
KMB	53	-
4. Corporate Division	**7**	-
Intesa Mediofactoring	7	-
Total	**869**	**401**

1.2.2 Other information

Book value and fair value of assets and liabilities of acquired companies

(in millions of euro)

Assets/Liabilities	Book value				Fair value			
	Consumer Finance Holding	Carifano	Banca Intesa Beograd	KMB	Consumer Finance Holding	Carifano	Banca Intesa Beograd	KMB
Assets								
Financial assets	-	1	22	-	-	1	22	-
Due from banks	-	127	352	61	-	127	352	61
Loans to customers	70	1,038	389	299	70	1,038	389	299
Investments in associates and companies subject to joint control	-	-	-	-	-	-	-	-
Property and equipment	1	16	54	6	1	30	54	6
Intangible assets	-	-	1	3	29	-	1	3
Goodwill	-	-	-	-	15	146	235	53
Other assets	8	35	16	12	8	35	16	12
Total Assets	**79**	**1,217**	**834**	**381**	**123**	**1,377**	**1,069**	**434**
Liabilities								
Due to banks	63	9	17	166	63	9	17	166
Due to customers	-	698	693	159	-	698	693	159
Securities issued	-	325	-	24	-	325	-	24
Financial liabilities	-	1	-	-	-	1	-	-
Other liabilities and allowances for risk	8	59	11	4	14	63	11	4
Shareholders' equity	8	120	102	21	46	276	337	74
Minority interests	-	5	11	7	-	5	11	7
Total Liabilities and Shareholders' Equity	**79**	**1,217**	**834**	**381**	**123**	**1,377**	**1,069**	**434**

Description of transactions

Consumer Finance Holding

On 15th December 2004, VUB (Vseobecna Uverova Banka – wholly-owned by Banca Intesa) signed the share purchase agreement for 100% stakes in Quatro a.s., TatraCredit a.s., Slovenskà Požičovňa a.s., Slovenské Kreditné Karty a.s. and Q-Car a.s., all operating in the consumer credit sector. The aforementioned five companies have been conferred to Consumer Finance Holding as of 31st May 2005, date from which VUB acquired total control following the appointment of the new members of the Board of Directors.
The total cost of the operation, including accessory costs, amounted to 46 million euro. The consideration was paid for 15.7 million euro at acquisition date and the remaining part will be settled in two deferred instalments of 14.9 million euro in February 2006 and 14.6 million euro in December 2007. The price paid was allocated, for the quotas exceeding the book values of the assets and liabilities (already posted at fair value), to intangible assets with finite useful life and to goodwill.

Carifano

At the end of July 2005, Intesa Casse del Centro and a third company finalised the acquisition from Banca Popolare di Ancona of quotas respectively equal to 30% and 69.9% of the share capital of Cassa di Risparmio di Fano.
The price paid by Intesa Casse del Centro amounted to 98.4 million euro.
Simultaneously the latter stipulated a call/put agreement (first option) with the company which acquired the 69.9% stake, aimed at exchanging part of the stake held by the latter in Carifano, between a minimum of 30% and a maximum of 50%, to be exercised in Summer of 2008. Furthermore, Intesa Casse del Centro wrote a put option (second option) to the same company on the remaining shares of Carifano to be exercised in May 2009 and 2010.
The exercise price of both the first and second option will be determined on the basis of market value of Carifano and cannot be under 260 million euro and over 376 million euro.
Shareholders' agreements stipulated at the date in which the 30% stake was acquired set out that the majority of directors is appointed by Intesa Casse del Centro.
The subscription of such agreement conferred to Intesa Casse del Centro the control of Cassa di Risparmio di Fano, and the stipulation of the option agreements with predetermined (even if within a range) exercise price attributes it the typical risks and rewards of ownership of the stake. Therefore, the stake was consolidated on the basis of the acquired quota (30%) and on the basis of the shares underlying the options (69.9%). This last quota, with the simultaneous registration of a liability, was recorded on the basis of the minimum exercise price of options equal to 182.1 million euro.
Therefore, the total registration of the investment as at 31st December 2005 amounted to 280.5 million euro.
The appointment of the new Board of Directors occurred on 30th July 2005 and, thus, Gruppo Intesa's control over Carifano started from that date. However, since there are no financial statements of the acquired company at that same date, consolidation used the first available financial statements, that is financial statements as at 30th September 2005, after having verified that the balance sheet and statement of income differences in the accounts at the two dates are immaterial for the purposes of consolidated financial statements.

Banca Intesa Beograd

Following the closing of the takeover bid launched in July 2005, on 9th August Intesa Holding International, subsidiary of Banca Intesa, closed the acquisition of 90% plus one share of the voting share capital of Delta Banka a.d. Beograd (now Banca Intesa Beograd).
The total cost of the operation, equal to 336 million euro, inclusive of accessory costs, was fully paid at acquisition date.
Consolidation used the first available financial statements, that is financial statements as at 30th September 2005, after having verified that the balance sheet and statement of income differences in the accounts at the two dates are immaterial for the purposes of consolidated financial statements.

KMB

On 30th September, Intesa Holding International finalised the acquisition of a 75% stake minus one share in Small Business Credit Bank (KMB), a leading bank in the Russian Federation in lending and leasing to small enterprises.
The total cost of the operation, equal to 75 million euro, inclusive of accessory costs, was fully paid at acquisition date.
Consolidation used the financial statements as at 30th September 2005, date of acquisition of control.

Acquisition of the business branch of Faber Factor by Intesa Mediofactoring

On 1st July 2005, Intesa Mediofactoring, in the completion of its process aimed at reviewing the portfolio, acquired the factoring business branch of Faber Factors SpA, captive company of the Indesit group. Such acquisition permitted Mediofactoring i) to improve its territorial presence, ii) to acquire an extremely fragmented customer portfolio, and iii) to lay the foundations for a stable and long-lasting relationship with the Indesit group.
Goodwill measured at acquisition date in 10 million euro was subject to impairment based on the review of expected cash flows at the time of preparation of the financial statements and therefore led to record an impairment loss of 2.9 million euro.
Of the total price equal to 10 million euro, 8 million euro was paid at acquisition date while the remaining 2 million euro will be paid within 30th September 2007.

Acquisition of bank branches by Cassa di Risparmio di Parma e Piacenza

On 1st October, Cassa di Risparmio di Parma e Piacenza acquired from Cassa di Risparmio di La Spezia a business branch made up of two bank branches located in Lucca and in Montecatini.
The price of 11 million euro was settled in two instalments, the first of which was an advance of 1.5 million euro paid on 18th August 2005 and the second, 9.5 million euro, was paid on 30th November 2005.

Increase in the equity stake in Banca di Trento e Bolzano by Finanziaria BTB

On 3rd February 2005, Finanziaria BTB acquired, for the purpose of subsequently reselling to local investors, 11.65% of the share capital of Banca di Trento e Bolzano for a countervalue of 32 million euro fully paid at operation date. Therefore, following the subsequent and partial sale of the shares, the total quotas and the corresponding voting rights belonging to Gruppo Intesa amounted to 70.08% of the bank's share capital.
The operation generated goodwill of 13 million euro.

Increase in the equity stake in Esa.Tri. by E.Tr.

This last operation, carried out on 21st December, enabled E.Tr., subsidiary of Banca Intesa, to increase its stake in Esa.Tri. to 98.18% with a total disbursement of 20 million euro paid on the same date. The operation led to negative goodwill of 1.6 million euro recorded in the Consolidated statement of Income under Profits (Losses) on investments in associates and in companies subject to joint control.

SECTION 2 – TRANSACTIONS CARRIED OUT AFTER THE CLOSE OF THE YEAR

2.1 Business combinations

Description of transactions

UPI Banka
On 4th January 2006 Banca Intesa, which already held a 35.03% stake in the voting share capital of UPI Banka, launched, through its subsidiary Intesa Holding International, the agreed takeover bid for the remaining 64.97% of UPI Banka's voting share capital. The offer was completed last 20th February with the purchase of 105,181 voting shares corresponding to 45.93% of UPI Banka's share capital for a total investment of approximately 37.4 million euro.
At the end of the transaction, Gruppo Intesa held 80.96% of the voting share capital of UPI Banka.
As at 30th September 2005 UPI Banka's total assets equalled 223 million euro, customer deposits amounted to 179 million euro and loans to customers totalled 102 million euro. Net income for the nine months ended 30th September 2005 amounted to approximately 1.4 million euro.

Banca CIS
In February, Banca Intesa acquired 28.33% of the share capital of Banca CIS, bank already controlled by Gruppo Intesa through the subsidiary Intesa Mediocredito with an equity stake of 55.37%, leading its total stake to 83.7%.
The total cost of the operation amounted to approximately 80 million euro and was fully paid at operation date.

Ukrsotsbank
In February Banca Intesa, through its subsidiary Intesa Holding International, and the controlling shareholder of Ukraine's Ukrsotsbank signed a share purchase agreement for the acquisition of 85.42% of the share capital of Joint Stock Commercial Bank for Social Development Ukrsostbank (Ukrsotsbank). Following the completion of a pending share capital increase Banca Intesa will increase its equity stake to approximately 88.1%. The transaction will be completed in two phases: the first phase, conditional upon all the authorisations required by competent authorities, is expected to be completed in May 2006 while the second closing is expected to be completed no later than September 2006, once the capital increase formalities will have been concluded.
The cost of the operation will amount to approximately 975 million euro (approximately 1,160 million US dollars). Ukrsotstbank figures as per Management Accounts as at 31st December 2005 were as follows: approximately 1,780 million euro of total assets, approximately 1,356 million euro of customer deposits, 1,187 million euro of loans to customers, 163 million euro of shareholders' equity and 24 million euro of net income.

Part H - Banca Intesa's governance, information on compensation and transactions with related parties

1. Information regarding compensation of Directors, Statutory Auditors and Managers with strategic responsibilities [a]

The following table shows the amounts of the compensation paid to Directors, Statutory Auditors, General Managers, Joint General Managers and Deputy General Managers of the Parent Company and of fully consolidated companies, as well as the compensation paid to other managers of the Parent Company with strategic responsibilities which fall within the notion of "related party", as defined in the following chapter.

Compensation paid to Directors and Statutory Auditors are defined by apposite Shareholders' Meeting resolutions.

(in millions of euro)

	Directors and Statutory Auditors	Managers with strategic responsibilities
Compensation and social security charges	16	27
Bonuses and other incentives	-	12
Non-monetary benefits[1]	-	4
Indemnities for termination of the employment contract [2]	-	1
Share based payments (Stock options)	-	6

[1] Including charges borne by the Company for supplementary pension schemes, insurance policies etc.

[2] Including the portion of employee termination indemnity for the year and any further termination indemnity.

A complete illustration of the stock option plan resolved upon by the Extraordinary Shareholders' Meeting of Banca Intesa held on 17th December 2002 in favour of managers of Banca Intesa and of Group companies is provided hereafter in Part I of the Notes to the consolidated financial statements.

[a] The table below details the breakdown of compensation of Directors, Statutory Auditors and Managers with strategic responsibilities of the Parent Company using the compulsory form required for listed companies as set forth by Art. 78 of Issuer Regulations.

(in euro)

PERSON	POST DESCRIPTION			COMPENSATION				Share-based payments (Stock options) (1)
Name and Surname	Post	Period in the post	Expiry date	Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Other compensat.	
Giovanni BAZOLI	**BANCA INTESA S.p.a.**							
	Director and member Executive Committee	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	48,150				
	Chairman	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	775,000	767			
Giampio BRACCHI	**BANCA INTESA S.p.a.**							
	Director and member Executive Committee	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	47,850				
	Deputy Chairman	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	80,000				
	BANCA INTESA PRIVATE BANKING S.p.a.							
	Chairman	from 9/5/05 to 31/12/05					52,957 (2)	
	Director	from 11/4/05 to 31/12/05	Approval of the Annual report 2006					
René CARRON	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	30,750				
	Deputy Chairman	from 1/1/05 to 31/12/05 (3)	Approval of the Annual report 2006	80,000				
Corrado PASSERA	**BANCA INTESA S.p.a.**							
	Managing Director and Chief Executive Officer	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	500,000				
	Director and member Executive Committee	from 1/1/05 to 31/12/05 (3)	Approval of the Annual report 2006	48,150				
	General Manager	from 1/1/05 to 31/12/05	—	1,548,383	209,386	752,872	766,653 (4)	1,328,497
Giovanni ANCARANI	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,200				
	Member Internal Control Committee	from 8/2/05 to 31/12/05	Approval of the Annual report 2006	22,292				
Francesco ARCUCCI	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,500				
	SOCIÉTÉ EUROPÉENNE DE BANQUE SA							
	Deputy Chairman	from 1/1/05 to 16/03/05	16th March 2005				8,000 (2)	
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2005					
Benito BENEDINI	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,350				
Antoine BERNHEIM	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,050				
Jean Frédéric DE LEUSSE	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,350				
Gilles DE MARGERIE	**BANCA INTESA S.p.a.**							
	Director	from 17/1/05 to 31/12/05	Approval of the Annual report 2006	29,867				
Alfonso DESIATA	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,350				
	Member Internal Control Committee	from 8/2/05 to 31/12/05	Approval of the Annual report 2006	22,292				
	BANCA POPOLARE FRIULADRIA S.p.a.							
	Director and member Executive Committee	from 1/1/05 to 31/12/05	Approval of the Annual report 2006				45,000 (2)	
	Deputy Chairman	from 1/1/05 to 31/12/05	Approval of the Annual report 2006				30,000 (2)	
Ariberto FASSATI	**BANCA INTESA S.p.a.**							
	Director and member Executive Committee	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	47,850				
	BANCA INTESA PRIVATE BANKING S.p.a.							
	Director	from 11/4/05 to 31/12/05	Approval of the Annual report 2006				8,131 (2)	
Giancarlo FORESTIERI	**BANCA INTESA S.p.a.**							
	Director and member Executive Committee	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	48,000				
	CASSA DI RISPARMIO DI PARMA E PIACENZA S.p.a.							
	Chairman and member Executive Committee	from 1/1/05 to 31/12/05	Approval of the Annual report 2005				118,750 (2)	
Paolo FUMAGALLI	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,500				
	INTESA CASSE DEL CENTRO S.p.a.							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2007				18,913 (2)	
	Member Executive Committee	from 1/1/05 to 10/4/05	10th April 2005					
	INTESA PREVIDENZA S.p.a.							
	Director and Chairman	from 1/1/05 to 31/12/05	Approval of the Annual report 2005				27,066 (2)	
Jorge Manuel J. GONÇALVES	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 1/12/05	1st December 2005	28,073				
Jean LAURENT	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	11th January 2006	31,200				
Giangiacomo NARDOZZI	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,200				
	BANCA CABOTO							
	Chairman	from 1/1/05 to 31/12/05	Approval of the Annual report 2005				70,000 (2)	
Eugenio PAVARANI	**BANCA INTESA S.p.a.**							
	Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,500				
	Chairman Internal Control Committee	from 8/2/05 to 31/12/05	Approval of the Annual report 2006	22,292				

(in euro)

PERSON	POST DESCRIPTION			COMPENSATION				Share-based payments (Stock options) (1)
Name and Surname	Post	Period in the post	Expiry date	Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Other compensat.	
Giovanni PERISSINOTTO	BANCA INTESA S.p.a. Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,200				
Mariano RIESTRA	BANCA INTESA S.p.a. Director Member Executive Committee	from 1/1/05 to 31/12/05 from 1/1/05 to 13/4/05	Approval of the Annual report 2006 13th April 2005	34,783				
Ugo RUFFOLO	BANCA INTESA S.p.a. Director	from 8/2/05 to 31/12/05 (3)	Approval of the Annual report 2006	27,733				
Sandro SALVATI	BANCA INTESA S.p.a. Director	from 1/1/05 to 13/1/05	13th January 2005	1,083				
Eric STRUTZ	BANCA INTESA S.p.a. Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	30,300				
Gino TROMBI	BANCA INTESA S.p.a. Director	from 1/1/05 to 31/12/05	Approval of the Annual report 2006	31,350				
Gianluca PONZELLINI	BANCA INTESA S.p.a. Chairman Board of Statutory Auditors	from 1/1/05 to 31/12/05	Approval of the Annual report 2007	107,730				
	BANCA CABOTO Statutory Auditor	from 1/1/05 to 31/12/05	Approval of the Annual report 2005				41,317 (2)	
	BANCA INTESA PRIVATE BANKING S.p.a. Chairman Board of Statutory Auditors	from 1/1/05 to 31/12/05	Approval of the Annual report 2006				12,808 (2)	
	I.A.F. ISTITUTO FIDUCIARIO S.p.a. (5) Chairman Board of Statutory Auditors	from 1/1/05 to 29/6/05	29th June 2005				2,502 (2)	
	INTESA e-LAB S.p.a. Chairman Board of Statutory Auditors	from 1/1/05 to 31/12/05	Approval of the Annual report 2005				15,600 (2)	
Rosalba CASIRAGHI	BANCA INTESA S.p.a. Statutory Auditor	from 14/4/05 to 31/12/05	Approval of the Annual report 2007	51,950				
Paolo Andrea COLOMBO	BANCA INTESA S.p.a. Statutory Auditor	from 1/1/05 to 31/12/05	Approval of the Annual report 2007	72,575				
	FINANZIARIA BTB S.p.a. Statutory Auditor	from 1/1/05 to 31/12/05	Approval of the Annual report 2006				10,098 (2)	
	INTESA e-LAB S.p.a. Statutory Auditor	from 1/1/05 to 31/12/05	Approval of the Annual report 2005				10,400 (2)	
	INTESA REAL ESTATE S.r.l. (6) Chairman Board of Statutory Auditors	from 1/1/05 to 29/6/05	29th June 2005				26,555 (2)	
	INTESATRADE SIM S.p.a. Statutory Auditor	from 1/1/05 to 31/12/05	Approval of the Annual report 2006				6,660 (2)	
Franco DALLA SEGA	BANCA INTESA S.p.a. Statutory Auditor	from 1/1/05 to 31/12/05	Approval of the Annual report 2007	73,035				
	I.A.F. ISTITUTO FIDUCIARIO S.p.a. (3) Statutory Auditor	from 1/1/05 to 29/6/05	29th June 2005				2,121 (2)	
	INTESA CASSE DEL CENTRO S.p.a. Chairman Board of Statutory Auditors Statutory Auditor	from 1/1/05 to 10/4/05 from 11/4/05 to 31/12/05	10th April 2005 Approval of the Annual report 2007				58,538 (2)	
	INTESA PREVIDENZA S.p.a. Chairman Board of Statutory Auditors	from 1/1/05 to 31/12/05	Approval of the Annual report 2006				4,958 (2)	
	SOCIETA' ITALIANA DI REVISIONE E FIDUCIARIA - S.I.RE.F. S.p.A. Statutory Auditor	from 1/1/05 to 31/12/05	Approval of the Annual report 2006				3,438 (2)	
Bruno RINALDI	BANCA INTESA S.p.a. Statutory Auditor	from 1/1/05 to 14/4/05	14th April 2005	21,277				
	INTESA CASSE DEL CENTRO S.p.a. Chairman Board of Statutory Auditors	from 11/4/05 to 31/12/05	Approval of the Annual report 2007				38,143 (2)	
Carlo SARASSO	BANCA INTESA S.p.a. Statutory Auditor	from 1/1/05 to 14/4/05	14th April 2005	21,122				
	BANCA INTESA INFRASTRUTTURE E SVILUPPO S.p.a. Chairman Board of Statutory Auditors	from 21/3/05 to 31/12/05	Approval of the Annual report 2007				1,343 (2)	
	ESATRI Esazione Tributi S.p.A Statutory Auditor	from 1/1/05 to 31/12/05	Approval of the Annual report 2006				15,500 (2)	

(in euro)

PERSON	POST DESCRIPTION			COMPENSATION				Share-based payments
Name and Surname	Post	Period in the post	Expiry date	Compensation for the post in the reporting company	Non-monetary benefits	Bonuses and other incentives	Other compensat.	(Stock options) (1)
Livio TORIO	BANCA INTESA S.p.a. Statutory Auditor	from 14/4/05 to 31/12/05	Approval of the Annual report 2007	52,100				
	BANCA C.I.S. S.p.a. Statutory Auditor	from 1/1/05 to 31/12/05	Approval of the Annual report 2006				37,286 (2)	
	BANCA INTESA MEDIOCREDITO S.p.a. Chairman Board of Statutory Auditors	from 1/1/05 to 31/12/05	Approval of the Annual report 2006				61,975 (2)	
	INTESA HOLDING ASSET MANAGEMENT S.p.a. Statutory Auditor	from 5/4/05 to 31/12/05	Approval of the Annual report 2007				12,306 (2)	
	SETEFI S.p.a. Chairman Board of Statutory Auditors	from 1/1/05 to 31/12/05	Approval of the Annual report 2007				15,731 (2)	
OTHER MANAGERS WITH STRATEGIC RESPONSIBILITIES				7,601,097	572,438	5,259,414	3,681,798 (7)	3,724,844
TOTAL				11,849,484	782,591	6,012,286	5,204,547	5,053,341

Notes

(1) Includes fair value of options for 2005 assigned in the 2003 - 2005 stock option plan.

(2) Includes compensation for post in subsidiaries.

(3) Compensation reversed to the company.

(4) Includes social security charges to be be paid by the employer of 665,100 euro and provisions to employee termination indemnities of 101,553 euro.

(5) Merged in S.I.R.E.F. S.p.a. on 30th June 2005.

(6) Merged in Banca Intesa S.p.a. on 30th June 2005.

(7) Includes social security chargesto be be paid by the employer of 3,176,716 euro and provisions to employee termination indemnities of 505,082 euro.

2. Information regarding transactions with related parties

The individuals and juridical entities with the characteristics that make them eligible to be considered related parties on a consolidated basis were defined based on the indications given by IAS 24, applied with reference to the specific organisational and governance structure of Banca Intesa and Group companies.

In particular, the following are considered related parties:

- *Entities which exercise significant influence over the Parent Company or its subsidiaries*: the companies which take part in the Parent Company Banca Intesa's voting syndicate, as well as certain entities, which based on shareholder agreements, exercise significant influence over certain companies consolidated in the Group;
- *Subsidiaries*: companies over which the Parent Company exercises, directly or indirectly, control as defined by IAS 27;
- *Companies subject to joint control*: companies over which the Parent Company exercises, directly or indirectly, joint control as defined by IAS 31;
- *Associates*: companies over which the Parent Company exercises, directly or indirectly, control as defined by IAS 28;
- *Management with strategic responsibilities and control bodies*: Directors, Statutory Auditors, General Managers, Joint General Managers and Deputy General Managers of the Parent Company and companies directly or indirectly controlled, as well as other managers who have responsibilities in the management of the Parent Company;
- *Other related parties*: (a) the family members of Directors, Statutory Auditors, General Managers, Joint General Managers and Deputy General Managers of the Parent Company and companies directly or indirectly controlled, as well as subsidiaries or associates of the same Directors, Statutory Auditors, General Managers and Deputy General Managers and their family members, (b) the family members of other managers with strategic responsibilities in the Parent Company as well as in subsidiaries or associates of such managers or their close relations, (c) pension funds established by Group companies.

The table below sets out relations with the aforementioned related parties as at 31st December 2005. With reference to subsidiaries the table illustrates relations with entities which are not fully consolidated for the reasons illustrated in Part A of the Notes to the consolidated financial statements.

(in millions of euro)

	Financial assets available for sale	Investments held to maturity	Loans to customers	Due from banks	Due to customers	Due to banks	Guarantees given
Companies exercising significant influence over the Parent Company or its subsidiaries	-	-	41	3	345	37	13
Subsidiaries	-	-	-	-	6	-	-
Companies subject to joint control	-	-	865	-	1,366	-	19
Associates	58	-	844	20	351	48	140
Managers with strategic responsibilities and control bodies	-	-	3	-	21	-	-
Other related parties	-	-	25	-	314	-	150
Total	**58**	**-**	**1,778**	**23**	**2,403**	**85**	**322**

It must be noted that, within Gruppo Intesa, the relationships among its various economic entities are inspired to centralisation criteria as regards basic management and control activities, integrated with direction and assistance activities performed through consultancies in the fields of law, economic analysis, organisation and resource management. Instead, specific companies have the task of managing financial products and services, among which bancassurance products and fiduciary services, and near-bank services, such as leasing, factoring and long-term credit, assigned to the sales networks of Group companies.
The relationships with subsidiaries are seen within the normal operations of a multifunctional Group and mostly refer to relations for services rendered, deposits and financings which, in the case of non-banking subsidiaries, are destined to finance activities performed in various sectors. Agreements were stipulated between the Parent Company Banca Intesa and certain Group companies regarding, as mentioned, the distribution of financial products and/or services or assistance, consultancy, and more generally the provision of services complementary to banking activities.
The economic effects connected with the above-mentioned relationships are normally regulated on the basis of market conditions applied to primary customers. In the case of services given by the Parent Company as part of normal group synergies, economic relations are usually regulated at the minimum level, equal at least to the recovery of specific and general costs.
The relationships with other related parties – other than subsidiaries, associates and companies subject to joint control – are, normally, regulated at market rates or are aligned with the most favourable conditions applied to personnel.
It is worth noting that there are collaboration agreements with certain primary groups already amply described in the Reports of previous periods. In particular, Gruppo Intesa continued to place insurance policies on behalf of Intesa Vita, company of the Generali group. In the second half these activities generated commission income of 216 million euro.
Again with the Generali group, Intesa Fiduciaria Sim was sold to Banca Generali for a consideration of 20 million euro. The valutation was confirmed by a fairness opinion issued by JP Morgan.
The collaboration with the Crédit Agricole group in the consumer credit sector continues. Moreover, as already described, Crédit Agricole Asset Management (CAAM), a subsidiary of Crédit Agricole, purchased a 65% stake in Nextra Investment Management (Nextra), in which Gruppo Intesa held a 100% stake, now decreased to 35%. As provided for in the agreement, Gruppo Intesa in March 2006 acquired 35% of Crédit Agricole Asset Management SGR, the Italian subsidiary of CAAM. The transaction was carried out based on a final 100% valuation of Nextra amounting to 1,255 million euro, subject to a subsequent adjustment mechanism based on the assets collected by Gruppo Intesa in the 2005-2007 three-year period. The valuation was submitted to the fairness opinion of independent experts.
In the study and realisation of such strategic partnership, Lazard & Co., based on a mandate given by Banca Intesa, provided assistance and financial advisory for which it received a "success fee" as a percentage of the countervalue of the operation. As concerns Lazard & Co. – joint venture with the Lazard group – in which Banca Intesa has a 40% stake, it must be noted that negotiations are under way for the advance termination of the agreement which had an original expiry date set at the end of 2007.
Lastly, relationships with companies or groups managed by directors continue, also regulated at standard market conditions.

SHAREHOLDER BASE AND VOTING SYNDICATE

Shareholder base

Banca Intesa's shareholder base as at 31st December 2005 – detailed in the following table – includes reference shareholders which are part of a Voting syndicate and hold 43.64% of the Bank's ordinary shares (43.27% is vested in the Syndicate) and approximately 194,000 shareholders holding 56.36%.

Name	Shares included in the Voting syndicate	Shares not included in the Voting syndicate	Total shares	% of shares included in the Voting syndicate on total	% of shares held on total
Crédit Agricole S.A.	1,064,827,301	2,596,258	1,067,423,559	17.80	17.84
Fondazione CARIPLO	554,578,319	-	554,578,319	9.27	9.27
Generali group	435,229,478	-	435,229,478	7.27	7.27
of which					
- Assicurazioni Generali	*1,782,764*	-	*1,782,764*		
- Alleanza Assicurazioni	*248,236,838*	-	*248,236,838*		
- Other subsidiary companies	*185,209,876* [a]	-	*185,209,876*		
Fondazione CARIPARMA	254,375,410	6,139,792	260,515,202	4.25	4.35
"Gruppo Lombardo"	279,926,547	13,693,759	293,620,306	4.68	4.91
of which					
- Banca Lombarda e Piemontese	*139,963,274*	*5,059,638* [b]	*145,022,912*		
- I.O.R	*29,578,536* [c]	*1,675,058*	*31,253,594*		
- Mittel Partecipazioni Stabili	*15,000,000*	*6,959,063* [d]	*21,959,063*		
- Carlo Tassara	*95,384,737*	-	*95,384,737*		
Total Shareholders in the Syndicate	2,588,937,055	22,429,809	2,611,366,864	43.27	43.64
Total other Shareholders	-	3,372,007,423	3,372,007,423		56.36
Total	**2,588,937,055**	**3,394,437,232**	**5,983,374,287**		**100.00**

[a] Aachener und Münchener Lebensversicherung AG, Assitalia S.p.A., Central Krankenversicherung AG, Cosmos Lebensversicherungs AG, FATA - Fondo Assicurativo Tra Agricoltori S.p.A., Generali Assurances Iard S.A., Generali Versicherung AG (A), Generali Versicherung AG (D), Generali Vita S.p.A., GPA-VIE S.A., Ina Vita S.p.A., La Venezia Assicurazioni S.p.A., UMS - Generali Marine S.p.A., Volksfürsorge Deutsche Lebensversicherung AG, Volksfürsorge Deutsche Sachversicherung AG .

[b] Including 4,855,302 shares via the subsidiary Banco di Brescia.

[c] Shares with beneficial interest in favour of Mittel.

[d] Via the subsidiary Mittel Generale Investimenti.

Voting syndicate

On 3rd May 2005 the main shareholders of Banca Intesa signed an updated text with some amendments and integrations of the Voting syndicate previously in force.

The Agreement is designed to ensure continuity and stability of management policies regarding the activities of Banca Intesa and its subsidiaries and to guarantee the Banking group's independence and managerial autonomy in the future.

None of the parties to the Agreement may individually control the Company. The Syndicate operates through: a) the *General Meeting*, comprising representatives of the parties to the Syndicate and which meets to consider any matter of common interest relating to the management of Banca Intesa and its subsidiaries; b) the *Management Committee*, which is composed by a number of members equal to the number of parties forming the Syndicate, plus a Chairman, if not elected among the Committee members. The Management Committee establishes Group budget, policies and strategies, financial reporting and dividend policies, capital increases, mergers, changes to the Company's Articles of Association, acquisitions and divestments of controlling interests and of financially or strategically significant businesses and, generally speaking, it expresses its view – in advance – on all relevant decisions for Banca Intesa and its subsidiaries. Furthermore, it designates the Chairman, the Managing Director and/or the General Manager of Banca Intesa and the Chairmen, the General Managers and the Managing Directors of the principal subsidiaries; c) the *Chairman*, elected by the Management Committee, by an absolute majority of syndicated holdings.

The transfer of the syndicated shares is subject to pre-emption, with the exception of the transfer in favour of parent, subsidiary or sister companies as well as for the transfer of shares syndicated within "Gruppo Lombardo".
The Agreement in force expires on 15th April 2008 and it may be tacitly renovated every three years, save for cancellation six months before the expiry date.
It must be noted that on 20th December 2005 Carlo Tassara S.p.A. entered "Gruppo Lombardo" vesting in the syndicate a 1.59% stake of ordinary share capital.

ADMINISTRATIVE BODIES

Shareholders' Meeting

In compliance with the Company's Articles of Association and regulations in force, the Ordinary Shareholders' Meeting is called at least once a year and resolves upon:

- approval of the financial statements;
- appointment and revocation of Directors; appointment of the Statutory Auditors and the Chairman of the Statutory Auditors; determination of the related remuneration;
- appointment of the Independent Auditors and determination of the related compensation;
- responsibilities of Directors and Statutory Auditors;
- any other matter attributed by the law to the competence of the Shareholders' Meeting.

The Extraordinary Shareholders' Meeting resolves upon the changes in the Articles of Association, the issue of convertible bonds and any other matter attributed by the law to its competence.

Powers of Banca Intesa's administrative bodies

Board of Directors

In compliance with the Company's Articles of Association, the Board of Directors has the exclusive responsibility for the following decisions:

- determination of general operating policy;
- appointment of one or two Managing Directors and the delegation of the related powers;
- appointment of one or more General Managers, one or more Joint General Managers, one or more Deputy General Managers and the delegation of the related powers on proposal of the Managing Director;
- purchase and sale of equity investments which lead to changes in the structure of the banking group;
- determination of general organisational structure as well as the creation of Committees or Commissions with consultative or coordination functions;
- determination of criteria for the coordination and direction of Group companies and for the implementation of the regulations of the Bank of Italy.

Furthermore, the Articles of Association attribute to the exclusive competence of the Board of Directors the resolutions regarding mergers in the cases provided for by Articles 2505 and 2505-bis of the Italian Civil Code, the reduction of share capital in case of recess of a shareholder, the establishment or closure of secondary registered offices, the transfer of the Registered office to another city in Italy, the indication of which Directors may represent the Company and the changes in the Articles of Association to comply with new legal provisions.
Furthermore, the most significant transactions – in terms of financial, economic or balance sheet impact – with related parties must be examined and approved by the Board of Directors.

Executive Committee

The Board of Directors, in its meeting held on 13th January 2004, attributed to the Executive Committee all the powers and responsibilities which are not exclusively reserved to the Board itself, within the limits which may be set out by Internal regulations, and in particular the Executive Committee has been attributed all the powers with regard to lending and credit risk with customers.

In case of urgency, the Committee may make resolutions on any operation provided that decisions are not exclusively attributed to the Board of Directors. Committee decisions must be communicated to the Board in the first following meeting.

Chairman of the Board of Directors

The Company's Articles of Association set forth that the Chairman of the Board of Directors, Giovanni Bazoli, is responsible for the direction and coordination of Company business, the Company's bodies and of the Managing Director. The Chairman represents the Company before any third party, also in any judicial proceeding, and may sign in the name and on behalf of the Company.

In case of urgency, the Chairman of the Board of Directors may take decisions normally attributed to the Board of Directors and the Executive Committee, whenever the latter cannot meet, provided that decisions are not exclusively attributed to the Board.

Should the Chairman be unavailable, the Deputy Chairmen or, in their absence, the Managing Director, have the same power. The competent Administrative Bodies must be informed of any such decisions in their first following meeting.

Furthermore, the Chairman is in charge of maintaining relationships with Shareholders, informing them, and – in agreement with the Managing Director – of external communication, relations with Authorities, as well as the programming of the Company's and the Group's initiatives related to culture, the safeguard and valorisation of the historic, archaeological and artistic heritage and the management of the Allowance for charitable, social and cultural contributions.

Managing Director and Chief Executive Officer

The Board of Directors, with resolution of 13th January 2004 reconfirmed Corrado Passera as Managing Director of Banca Intesa, delegating him all the powers as Chief Executive Officer (CEO) of the Bank and of Gruppo Intesa.

The Articles of Association set forth that the Managing Director, who is also General Manager, supervises management, within the powers he has been attributed and according to the general guidelines resolved upon by the Board of Directors; he is responsible for personnel management and determines the operating directives which are executed by General Management.

The Chief Executive Officer has been delegated wide ordinary and extraordinary administration powers with the sole exception of powers which may not be delegated according to the law and those which are reserved to the Board of Directors by the Articles of Association and with quantitative limits for certain types of transactions (for examples, the purchase and sale of real estate assets of commercial value up to 25 million euro and transactions which lead to a charge which does not exceed 25 million euro). Therefore, in addition to wide operating powers, the CEO has been delegated powers over: the definition of human resources development and management policies; the formulation of proposals on the Company's and the Group's organisational structure and strategic guidelines; the operating plans and budgets to be submitted to the approval of the Board of Directors; the acquisition and disposal of equity investments, with the prior authorisation of the Board, if such operations lead to variations in the Banking group. The CEO has the faculty of sub-delegating to employees and to third parties one or more of his attributions.

The Board of Statutory Auditors

The Board of Statutory Auditors, as provided for by the Articles of Association, is made up of five Auditors and two Alternate Auditors.

It supervises on compliance with the law and the Articles of Association; on the respect of the principles of fair management; on the adequacy of the Company's organisational structure as concerns competences, the internal control system and the accounting – bookkeeping system as well as on the reliability of the latter in the correct representation of operations. It also carries out the other functions with which it is charged by the law and by regulations and supervisory provisions in force.

CORPORATE GOVERNANCE CODE OF BANCA INTESA

From 2001 Banca Intesa complies with the "Corporate governance code of listed companies" and, recognising the validity of the suggested Governance model, it progressively adapted its

Corporate Governance system to both the principles expressed by the code and national and international best practices.
As concerns this aspect, the Board of Directors, for the purpose of increasing the effectiveness and incisiveness of the control system, established the Internal Control Committee, with resolution of 8th February 2005. The functions and composition of such Committee are detailed below.
Pursuant to provisions set forth in the "Istruzioni al regolamento dei mercati organizzati e gestiti da Borsa Italiana S.p.A." (Regulations of the Markets organised and managed by Borsa Italiana S.p.A.), Banca Intesa each year provides the market with detailed information on its Corporate Governance system, which is currently organised as follows.

Composition and role of the Board of Directors

The Board of Directors plays a central role in the organisation and is responsible for strategic and organisational guidelines.
Again the Articles of Association reserve to the exclusive responsibility of the Board of Directors the following matters: determination of general operating policy; purchase and sale of equity investments which lead to changes in the Banking group; appointment of the Executive Committee and of the Managing Directors and the delegation of the related powers; determination of general organisational structure; formation of committees with specific consulting or coordination functions; definition of criteria for the direction and coordination of Group companies.
Again, the Articles of Association set forth that the Board of Directors determines the means and the timing according to which the most significant decisions taken by deleguees must be notified to the Board.
Normally, the most significant operations in terms of financial, economic or balance sheet impact are submitted to the approval of the Board of Directors. The Internal regulations approved in the meeting held on 11th February 2003 reserve to the Board the examination and the approval of the most significant transactions (identified on the basis of qualitative and/or quantitative criteria) with related parties (including intergroup transactions) as described in greater detail hereafter.
Furthermore, it must be noted that, as provided for by Art. 136 of the Testo Unico Bancario (the Combined banking regulations) and by the related Instructions issued by the Bank of Italy, direct or indirect business relations between the Company and the latter's representatives are submitted to the Board of Directors (which must make a unanimous resolution) and must be positively valued by all the members of the Board of Statutory Auditors, without prejudice to the obligations concerning Directors' interests pursuant to Art. 2391 of the Italian Civil Code. On this point, it must be noted that Law 262 of 2005 ("Disposizioni per la tutela del risparmio e la disciplina dei mercati finanziari" – Provisions to safeguard saving and to discipline financial markets) significantly increased – as concerns the subjective element – the area of application of provisions under examination. Banca Intesa immediately commenced the review of internal procedures for the purpose of adapting them to the new legislative provisions.
As set forth by the Articles of Association, delegated bodies report in a timely fashion and in any case at least quarterly, to the Board of Directors and to the Board of Statutory Auditors on the general progress of operations, on forecasted future developments, on their activities and on the most significant transactions in terms of financial, statement of income and balance sheet impact carried out by the Company and its subsidiaries.
The Articles of Association set forth that the Board of Directors must meet at least once every two months. Normally, the Board meets 11 times per year; 10 meetings were held in 2005. 12 meetings have been scheduled for the current year.
12 Executive Committee meetings were held in 2005.
Also in consideration of the regularity of its meetings, the Board of Directors is capable of taking authoritative and effective actions and its composition ensures that the Company's interest and the maximisation of Shareholder value are the primary objectives of its decisions.
Internal regulations which set rules on the running of Board of Directors meetings have been approved for the purpose of ensuring that every Director can participate in the meetings in a meditated and prepared way and take documented decisions. In particular, these rules provide for the documentation regarding the agenda which must be at the disposal of Directors. Directors and Statutory Auditors are summoned to the Board meetings in advance and in time and the convocation is accompanied by the agenda of the meeting of all matters to be

discussed. The reports and the proposals on the matters to be discussed are normally transmitted together with the agenda of the meeting or in the immediately subsequent days, with the exception of urgent cases or when there is the need to ensure particular confidentiality in the proposals. In this latter case, extensive discussion of every matter and particular attention to documentation not transmitted in advance will be ensured during the meeting.
Heads of specific structures or their substitutes may be invited to participate to Board meetings. They may, if required, report on the matters of their respective competence but may not vote.

The Board of Directors appointed for a three-year period by the Shareholders' Meeting held on 13th January 2004, in 2005 was made up of the following members:

- Giovanni Bazoli
- Giampio Bracchi
- René Carron
- Corrado Passera
- Giovanni Ancarani
- Francesco Arcucci
- Benito Benedini
- Antoine Bernheim
- Jean-Frédéric de Leusse
- Gilles de Margerie
- Alfonso Desiata
- Ariberto Fassati
- Giancarlo Forestieri
- Paolo Fumagalli
- Jorge Manuel Jardim Gonçalves (resigned as of 1st December 2005)
- Jean Laurent
- Giangiacomo Nardozzi
- Eugenio Pavarani
- Giovanni Perissinotto
- Mariano Riestra
- Ugo Ruffolo
- Eric Strutz
- Gino Trombi

The Board of Directors currently in service will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2006.
Director Jean Laurent resigned on 11th January 2006 and the Board of Directors on 24th January 2006 appointed in substitution Georges Pauget. The Director appointed by the Board of Directors will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2005.
As concerns the indication of the other posts held by Directors in other companies please refer to a subsequent part of this chapter.
The Board of Directors is mostly made up of Non-executive directors (who are not attributed any operating powers and/or management functions within the Company), sufficient to guarantee, both in terms of number and competence, that their judgement carries a significant weight in the decisions taken by the Board. Of the Directors currently in service, only one, the Managing Director & CEO, Corrado Passera, is charged with operating powers, and is therefore an Executive director.
As verified by the Board of Directors in the Meeting held on 14th February 2006, considering also the information provided by Directors themselves, in the Board there are 8 Non-executive directors who are independent, in that:

a) they do not have, directly, indirectly or on behalf of third parties, nor have recently had any business relations with the Company, its subsidiaries, the Executive director, the shareholder or the group of shareholders which control the Company so to influence their autonomous judgement;
b) they do not have, directly, indirectly or on behalf of third parties, shareholdings which enable them to control or to influence the Company, nor take part in shareholder agreements for the control of the Company;
c) are not close relations to the Company's Executive director or of subjects which may be in the situations indicated in letters a) and b) above.

The Company's Independent directors are:

- Giovanni Ancarani
- Francesco Arcucci
- Benito Benedini
- Giampio Bracchi
- Alfonso Desiata
- Paolo Fumagalli
- Giangiacomo Nardozzi
- Eugenio Pavarani

For this purpose it must be noted that the valuation of the independence of Directors was prudentially carried out based on restrictive criteria, excluding, in particular, Directors who have other executive posts or posts which entail legal representation of the companies taking part in Banca Intesa's Voting syndicate.
Pursuant to the new provisions contained in Art. 147-*ter*, par. 4, of TUF (Legislative Decree 58/1998 Combined regulations on financial intermediation), introduced by Law 262/2005, if the Board of Directors is made up of more than seven members, at least one of them must have the independence requirements set forth for statutory auditors *ex* art. 148, par. 3, of TUF. Therefore, the Board in the Meeting held on 14th February 2006, ascertained if Directors met such requirements and, in particular, the inexistence of blood relations and economic or professional relationships as set forth by Art. 148, par. 3, lett. b) and c), of TUF.
14 Directors currently in service present such requirements.
All Directors must have the professional requisites provided for by current legislation and supervisory regulations and, in consideration of their considerable professional qualifications, are fully aware of the responsibilities associated with their post and therefore act and decide in full autonomy and conscious of their responsibilities.
The Executive Committee, appointed by the Board of Directors held on 13th January 2004, in 2005 was made up of the following members:

- Giovanni Bazoli
- Giampio Bracchi
- Corrado Passera
- Ariberto Fassati
- Giancarlo Forestieri
- Mariano Riestra (until 14th April 2005)

The Chairman of the Board of Directors, Giovanni Bazoli – who has not been delegated any operating powers – has been charged by the Articles of Association with an important role in spurring and coordinating the activities of the Company, the Board of Directors, the Managing Director and the Executive Committee. He is in charge of calling the Board meetings, defining the relative agendas and ensuring that Directors are provided with all the information necessary to evaluate the matters which will be submitted to their approval; lastly, he is in charge of relations with Shareholders.
In addition to wide operating powers, the Managing Director and Chief Executive Officer, Corrado Passera, has been delegated powers indicated in the previous chapter.

Appointment and remuneration of Directors

The proposals for the appointment of the Directors are formulated by Shareholders directly at the Shareholders' Meeting. Since the Articles of Association in force do not provide for list voting, Shareholders were not required to deposit their proposal in advance at the Company's registered office, with complete information with regard to nominees.
Following the entry into force of the aforementioned Law 262/2005 (which sets out, for this purpose, the requirement that at least one of the members of the Board of Directors be expressed by minority shareholder), Banca Intesa will adapt its Articles of Association to the changes introduced with such regulations.
In consideration of the Shareholder base and the existence of a Voting syndicate between Banca Intesa's main Shareholders, which proceeds to the identification of the nominees for the Board of Directors, the Company did not deem it necessary to form a Nomination committee.
The components of the Board of Directors in service have been proposed by the members of the Voting syndicate.

A specific Remuneration committee has been set up within the Board of Directors and is made up of three Non-executive directors – currently, the Chairman, Giovanni Bazoli, the Deputy Chairman, Giampio Bracchi (independent), and the Director, Gino Trombi – and the Chairman of the Board of Statutory Auditors, Gianluca Ponzellini. Such commission is responsible for determining the remuneration of the Chairman and Deputy Chairmen of the Board of Directors as well as that of the Managing Director and proposing such remuneration to the Board of Directors, which is responsible for the relevant resolution pursuant to Art. 2389 of the Italian Civil Code. The Chairman or the Deputy Chairman must not be present when the Commission examines and expresses its opinion on their respective remuneration. The Commission examines and expresses its opinion on *stock option* plans and proposes the options to be assigned to the Managing Director in such plans.
The compensation of the Managing Director, determined by the Board, is made up of a fixed amount and variable sum which depends on results.
Details on the compensation received by Directors, are contained in this chapter.
For the purpose of ensuring a deeper commitment in the Company's strategy through the direct participation in the Company's performance, the Extraordinary Shareholders' Meeting held on 17th December 2002 approved a three-year stock option plan in favour of the management of the Group, after the revocation of the previous plan which had been approved by the Shareholders' Meeting of 1st March 2001. From 1st to 31st May 2006 is the last exercise period for the rights assigned based on the stock option plan. For further information on the stock option plan (guidelines, duration, conditions, assignment regulations, and so on) please refer to Part I of the Notes to the consolidated financial statements.

Internal control system
Since it is a bank, Banca Intesa has the internal control system and the structure in charge of control that are compliant with Bank of Italy regulations, which are even more detailed and binding than those provided for by the Corporate governance code. The internal control system is capable of adequately monitoring the Company's typical business risks and the economic and financial situation of the Company and the Group. Internal control functions are entrusted to Internal Auditing which is responsible for ensuring a constant and independent surveillance action on the regular progress of Banca Intesa's operations and processes, as well as preventing or identifying anomalous or risky behaviour or situations, assessing the functionality of the overall internal control system.
Furthermore, Internal Auditing is responsible for ensuring surveillance over the internal control systems of subsidiaries, even via the direction and guidance of their respective internal auditing structures.
The Manager in charge of Internal auditing reports to the Managing Director and refers periodically to the Board, the Managing Director and Statutory Auditors.
The Board of Directors in the meeting held on 8th February 2005 resolved to form an Internal control committee for the purpose of further increasing effectiveness and incisiveness of control processes. The Committee is made up of three Non-executive directors, of which two at least must be independent and supports (via analysis, proposal and advisory duties) the Board of Directors and reports to the latter, at least half-yearly at the time of approval of the Annual report and the Half-year report with regard to its activities and the adequacy of the internal control system. The Chairman of the Statutory Auditors or another Auditor appointed by the former and the Head of Internal Auditing will take part in the Committee meetings. Moreover, the Managing Director and other Managers can be asked to join the Committee meetings depending on the issues on the agenda.
The Internal control committee has the following functions:
- assisting the Board of Directors in setting the guidelines and periodically checking the adequacy and functioning of the internal auditing system, also ensuring that the main company risks (credit, financial and operational) are identified and properly managed, in coordination with the company functions involved;
- assessing the work programme drawn up by the persons in charge of internal control and receive their periodical reports;
- assessing, together with the Head of Administration and the Independent Auditors, the adequacy of the accounting principles adopted and their uniformity with a view to the preparation of the consolidated financial statements;

- assessing the proposals formulated by the Independent Auditors to obtain their appointment as well as the work plan drawn up to perform the audit and the results presented in the report and in the letter of suggestion;
- any further duties which may be attributed to it by the Board of Directors, particularly in relation to the relationship with the Independent Auditors.

Furthermore, the Committee can be consulted not only on evaluation of transactions with related parties but also on operations involving, directly or indirectly, conflicts of interest.

The Committee has also been attributed tasks and functions of the Supervisory Bodies pursuant to Legislative Decree 231/2001 concerning the administrative responsibility of companies.

The Internal control committee is currently made up of the Independent Directors Eugenio Pavarani (Chairman), Giovanni Ancarani and Alfonso Desiata.

13 Internal control committee meetings were held in 2005.

In particular, the Committee had numerous meetings with the Heads of the Bank's various business units with the specific objective of obtaining a more in-depth understanding of the areas and activities under their direct responsibility, as well as to verify and assess the adequacy and effective functioning of the internal control system.

The Committee also often met the representatives of the Independent Auditors, as well as the Heads of the Administration, Risk Management, Organisation and Credit Departments of the Parent Company (in consideration of the relevance of such structures for the purposes of the Bank's internal control system) and paid a special and constant attention to the examination of the structure, of activities, of the reports and the work plans of the Internal Auditing Department.

In the exercise of its functions as Supervisory Organism, the Committee explicitly reserved two meetings to the issues related to Legislative Decree 231/2001; in every Committee meeting topics are examined, if significant for the purposes of the mentioned Decree, also as concerns this aspect.

Transactions with related parties

The Board of Directors approved "Internal regulations on transactions with related parties", which define the guidelines for closing transactions with related parties and, in particular, so called "significant" transactions, i.e. the most significant transactions in terms of financial, economic or balance sheet impact, which must be submitted to the approval of the Board of Directors. The "significant" transactions are identified using qualitative and/or quantitative criteria and are, for example, the purchase and sale of real estate assets, the purchase or sale of equity investments, companies, business divisions, partnership or joint venture agreements, any transaction, both financial and commercial, whose economic value exceeds 50 million euro, provided that this is not a typical or standard transaction, framework agreements regulating the provision of multiannual intergroup services and the grant to companies within the banking group and to related parties of loans or guarantees exceeding predetermined quantitative thresholds. The Regulations also define the general criteria for information to be provided to the Board with regard to transactions with related parties, which – since they do not have the characteristics of relevance and significance indicated above – fall within the autonomy of the Managing Director or of other competent structures, for the purpose of ensuring the fairness in the procedures and the substance of such transactions.

Such Regulations set out that if the proposed business relation is with a Director or, if in any case, a Director has an interest – even only potential or indirect – in a transaction, the Director concerned promptly informs the Board in detail and abandons the Board Meeting when the issue is discussed.

Where the nature, value or other aspects of a transaction with related parties make this necessary, the Board, in order to avoid different conditions being agreed from those that would presumably have been agreed between unrelated parties, shall ensure that the transaction is concluded with the assistance of independent experts for the provision of financial, and/or legal and/or technical advice (fairness opinion and legal opinion).

Lastly, it must be noted that a specific information technology system was prepared which permits the census and update of the register of related parties and the monitoring of the transactions made with such parties. This system was updated following the entry into force of Consob Resolution 14990 of 14th April 2005 which, modifying Issuer Regulations, identified as the sole relevant definition – for the purposes of reporting requirements regarding transactions

with related parties – that contained in the new international accounting principle related to disclosure of transactions with related parties (IAS 24).
For transactions with related parties made in 2005, please refer to information supplied at the beginning of Part H of the Notes to the consolidated financial statements.

Confidential information
Pursuant to provisions contained in Art. 6 of the Corporate governance code of listed companies, the Board resolved upon the adoption of specific "Internal regulations for the treatment of confidential information and for the disclosure of documents and information".
Such regulations set forth that the Chairman and the Managing Director are responsible for the handling of confidential information regarding the Bank and its Group and define how Directors, Statutory Auditors and Employees must handle such confidential information, prescribing the adoption of every necessary caution in the treatment of confidential information so that its confidentiality is not prejudiced.
The regulations also define the procedures which must be applied in the communication of corporate documents and information, in particular as concerns price-sensitive information, i.e. information which is not available to the general public which, if disclosed, may significantly affect the price of the Bank's and/or of the subsidiaries' shares.
The adoption of the procedure above is aimed at preventing that information regarding the Company is communicated selectively or in an untimely or incomplete manner. Normally, price-sensitive press releases are approved by the Board of Directors – or in urgent cases – by the Chairman or the Managing Director.
Following the introduction in Italy of the Insider dealing and market manipulation (market abuse) directive, the Company rapidly issued internal regulations for the management of confidential information referring to both Banca Intesa and customer listed companies. The procedures to comply with the other provisions introduced by the legislation under examination are also under way.
Pursuant to provisions set forth in the "Regolamento dei mercati organizzati e gestiti da Borsa Italiana S.p.A." (Regulations of the Markets organised and managed by Borsa Italiana S.p.A.), Banca Intesa adopted an Internal dealing code which defines the disclosure requirements for transactions carried out by "Relevant parties" on financial instruments issued by the Bank and by Group companies so-called Internal Dealing, for the purpose of ensuring transparency and uniform information to the market regarding such transactions.
The Code sets forth that transactions on listed financial instruments issued by Banca Intesa and by other Group companies carried out by "Relevant parties" must be communicated according to the timing provided for by the aforementioned Regolamento di Borsa. The Code is even more binding since it provides for quarterly disclosure for transactions which, individually or cumulated with other transactions carried out in each reference quarter, equal or exceed 25,000.00 euro for each declaring party and prompt disclosure for transactions which exceed 125,000.00 euro for each declaring party.
The exercise of stock options or other option rights are included in the disclosure requirements contained in the Code. In the case of disposals, if shares sold derive from the simultaneous exercise of stock options, this must also be indicated.
The Code also forbids transactions by "Relevant parties" in the 30 days preceding the Board of Directors meeting summoned to approve the draft annual financial statements and the half-year report and in the 15 days preceding the Board of Directors meeting summoned to approve the quarterly reports.
Such limitation does not apply to rights attributed as part of stock option plans and pre-emptive rights.
Such Code will remain in force until 1st April 2006, date in which the new discipline on Internal Dealing will come into effects. It was introduced in Italy – at legislative level – following the adoption of the "market abuse" directive with the "Legge Comunitaria" 2004 and the adoption by Consob of the corresponding implementation regulations.
Considering such new regulations, Banca Intesa rapidly commenced the normative and organisational interventions required in order to adapt internal regulations and procedures to the new provisions on Internal Dealing.

Relations with Shareholders

As regards relations with Shareholders, it must be noted that external relations with shareholders and institutional investors have long been attributed to specific and distinct specialised structures, with adequate professional capabilities and supports: the External Relations Department – Investor Relations (tel: +39 02 87943180; fax: +39 02 87943123; e-mail: investorelations@bancaintesa.it), as concerns institutional investors, and the Legal Affairs Department – Shareholder Relations (tel: +39 02 87937595; fax: +39 02 87937892), as regards relations with other Shareholders. Within the Banca Intesa website there is a specific "Investor Relations" section, which enables all interested parties to have access to a wide spectrum of economic and financial information on Gruppo Intesa.

As concerns relations with the press – without prejudice to the powers attributed to the Chairman and the Managing Director of Banca Intesa – in the External Relations Department, Media Relations is the exclusive reference point in the relations with Italian and foreign media for both Banca Intesa and Group companies.

The Company has always actively favoured the widest possible participation of Shareholders in the Shareholders' Meeting, which certainly represents a moment of effective and fundamental dialogue and coordination between the Company and its investors, which are provided with relevant documentation with timeliness.

With regard to the approval of a specific regulation on the Shareholders' Meeting, it must be noted that past experience on the Shareholders' Meetings and on the participation of each Shareholder to the discussion proves that is possible to ensure a fair and effective meeting even without a specific regulation, which could, on the contrary, turn out to be scarcely flexible. Since the Articles of Association explicitly attribute to the Chairman the power to verify the correct constitution of the Meeting, to ascertain the Shareholders' right to speak and vote, to regulate the business in the Shareholders' Meetings and define the means of vote, it is deemed better to continue in the Company's practice. This basically entails that, at the beginning of each Meeting, the Chairman identifies the main rules which must be complied with especially during the discussion.

Statutory Auditors

The Board of Statutory Auditors currently in service was elected by the Shareholders' Meeting held on 14th April 2005 for a three-year period and is made up of the following Auditors:

- Gianluca Ponzellini,
- Rosalba Casiraghi (Auditor elected by minority shareholders),
- Paolo Andrea Colombo,
- Franco Dalla Sega and
- Livio Torio,

and the following Alternate Auditors:

- Paolo Giolla and
- Francesca Monti.

The Board of Statutory Auditors will expire at the date of the Shareholders' Meeting summoned for the approval of the financial statements as at 31st December 2007.

For the Statutory Auditors indicated above the inexistence of the new cause of ineligibility introduced by Law 262/2005 (art. 148, par. 3, lett.c of Legislative Decree 58/1998 Combined regulations on financial intermediation) was ascertained.

The composition of the Board and the appointments held by Statutory Auditors in other companies, is provided in a table hereafter.

The appointment of the Board of Statutory Auditors occurred, as set forth by Art. 23 of the Articles of Association, with the "list voting" mechanism, that requires presentation of the lists of nominees ten days before the date of the Shareholders' Meeting and sets out, with the aim of more effectively safeguarding representation of minority shareholders on the Board of Statutory Auditors, that the *quorum* necessary for the presentation of such lists is equal to 1% of share capital.

The list which received the majority of votes was presented by the members of Banca Intesa's Voting syndicate.

The Statutory auditor elected by minority shareholders was indicated in the list presented by ARCA SGR S.p.A. (on its own behalf and with proxies from other Italian asset management companies).

Members of the Board of Statutory Auditors participate to Board of Directors and Executive Committee meetings.
The Articles of Association set forth that the appointment as Statutory Auditor for Banca Intesa is incompatible with similar appointments in more than five other listed companies, with the exclusion of companies which are part of the Gruppo Intesa.
30 Board of Statutory Auditors Meetings were held in 2005.

Code of ethics
In 2002 the Board of Directors resolved upon the adoption of the Group's Internal code of ethics, an instrument of corporate culture, which sets forth utmost confidentiality, fairness and honesty in the behaviour both within the Company and in relations with the market.
Such Code integrates both the so-called "Codice intermediari" (code for intermediaries) required by current regulations on investment services, and other, more specific rules regarding corporate ethics. It is a "declaration of principles", in which such principles are translated into rules for all those to which the Code is applied, that is Directors, Statutory Auditors, Employees, Consultants and, in general, all the third parties which come into contact with the Company.

Organisational model as per Legislative Decree 231/2001
Lastly, it must be noted that the Bank adopted an organisation, management and control model as per Legislative Decree 231/2001 (concerning the administrative responsibility of companies for the crimes committed by their employees and collaborators) which is constantly updated to the amendments issued over time.
As mentioned above, the functions of Supervisory Body have been attributed to the Internal control committee with resolution of the Board of Directors of 8th February 2005.

COMPOSITION OF THE BOARD OF DIRECTORS
The Board of Directors of Banca Intesa currently in service is made up of 22 members. In compliance with the recommendations contained in the Corporate governance code of listed companies and based on declarations made by Directors themselves, hereafter is the list of the Directors with the indication as at 31st January 2006 of their appointments in Gruppo Intesa and in other listed companies or in other banks, financial and insurance companies.

Giovanni Bazoli
Chairman and member Executive Committee Banca Intesa S.p.A., Chairman Mittel S.p.A., Director Alleanza Assicurazioni S.p.A., Director Banco di Brescia S.p.A., Deputy Chairman Banca Lombarda e Piemontese S.p.A.

Giampio Bracchi
Deputy Chairman and member Executive Committee Banca Intesa S.p.A., Chairman Banca Intesa Private Banking S.p.A., Director Intesa Casse del Centro S.p.A., Director Banca del Sempione S.A., Director CIR S.p.A., Director CDB Webtech S.p.A.

René Carron
Deputy Chairman Banca Intesa S.p.A., Chairman Caisse Régionale de Crédit Agricole des Savoie, Chairman Crédit Agricole S.A., member Supervisory Board Lagardere, Director SUEZ S.A.

Corrado Passera
Managing Director, Chief Executive Officer, General Manager and member Executive Committee Banca Intesa S.p.A., Director Crédit Agricole S.A., Director Olimpia S.p.A., Director Rcs MediaGroup S.p.A.

Giovanni Ancarani
Director Banca Intesa S.p.A.

Francesco Arcucci
Director Banca Intesa S.p.A., Director Banca del Sempione S.A., Director ZAO Banca Intesa, Director Quadrivio SGR.

Benito Benedini
Director Banca Intesa S.p.A., Director EBA - European Brokers Associated S.p.A.

Antoine Bernheim
Director Banca Intesa S.p.A., Chairman Assicurazioni Generali S.p.A., Director Banca della Svizzera Italiana, Director Ciments Francais, member Supervisory Board Eurazeo, Director Generali France, Director Graafschap, Director Generali Espana Holding S.A., Director Generali Holding Vienna AG, Deputy Chairman LVMH Louis Vuitton, Director Mediobanca S.p.A., Director Christian Dior S.A., Director AMB Generali Holding AG, Deputy Chairman Bollorè Investissement, Director Bolloré, Deputy Chairman Alleanza Assicurazioni S.p.A.

Jean-Frédéric de Leusse
Director Banca Intesa S.p.A., member Executive Committee Crédit Agricole S.A., Director Banco Espirito Santo S.A., Director Banque Libano Francaise, Director Banque Saudi Fransi SA., Director Calyon Bank Egypt, member Supervisory Board Credit du Maroc, Chairman Supervisory Board Lukas Bank

Gilles de Margerie (appointed in substitution by the Board of Directors on 17th January 2005 and confirmed in the appointment by the Shareholders' Meeting of 14th April 2005)
Director Banca Intesa S.p.A., member Executive Committee Crédit Agricole S.A., member Supervisory Board FINAREF, Director CACEIS

Alfonso Desiata
Director Banca Intesa S.p.A., Director Alleanza Assicurazioni S.p.A., Deputy Chairman Banca Popolare FriulAdria S.p.A.

Ariberto Fassati
Director and member Executive Committee Banca Intesa S.p.A., Director Banca Intesa Private Banking S.p.A., Director AXA Assicurazioni S.p.A., member Executive Committee Crédit Agricole S.A., Chairman CAAM Sgr S.p.A., Director Crédit Agricole Asset Management S.A., Deputy Chairman Crédit Agricole Indosuez Luxembourg, Director Crédit Agricole Indosuez Suisse S.A., Director Crédit Foncier de Monaco.

Giancarlo Forestieri
Director and Member Executive Committee Banca Intesa S.p.A., Director Alleanza Assicurazioni S.p.A., Chairman Cassa di Risparmio di Parma e Piacenza S.p.A.

Paolo Fumagalli
Director Banca Intesa S.p.A., Director Intesa Casse del Centro S.p.A., Director Banca Intesa Infrastrutture e Sviluppo S.p.A., Chairman IntesaVita S.p.A., Chairman Intesa Previdenza S.p.A., Chairman Interservice Gestione Partecipazioni S.p.A.

Jorge Manuel Jardim Gonçalves (ceased from the post as of 1st December 2005)
Director Banca Intesa S.p.A., Chairman Banco Comercial Portugues S.A., Chairman BCP Holdings (USA), Chairman Banco Comercial de Macau S.A., Chairman Banco de Investimento Imobiliario S.A., Chairman BCP Investimento – Banco Comercial Portugues de Investimento SA, Director Banco de Sabadell SA, Chairman Interbanco SA, Deputy Chairman NovaBank SA, Chairman Banco Activo Bank SA, Chairman Seguros e Pensoes Gere. SGPS SA, Chairman ServiBanca - Empresa de Prestaçao de Serviços ACE, Member Supervisory Board Bank Millennium SA, Chairman Fundaçao Banco Comercial Portuguès, Deputy Chairman Supervisory Board Eureko B.V.

Jean Laurent (ceased from the post as of 11th January 2006)
Director Banca Intesa S.p.A., Deputy Chairman Banco Espirito Santo, Director Danone, Chairman Calyon S.A., Member Supervisory Board Eurazeo, Member Supervisory Board M6 Television.

Giangiacomo Nardozzi
Director Banca Intesa S.p.A., Chairman Banca Caboto S.p.A., Director Rcs MediaGroup S.p.A.

Georges Pauget (appointed in substitution by the Board of Directors on 24th January 2006)
Director Banca Intesa S.p.A., General Manager Crédit Agricole S.A., Chairman LCL-Le Crédit Lyonnais, Director Calyon S.A., Director and Deputy Chairman Predica S.A., Chairman GIE Cedicam.

Eugenio Pavarani
Director Banca Intesa S.p.A.

Giovanni Perissinotto
Director Banca Intesa S.p.A., Managing Director Assicurazioni Generali S.p.A., Chairman Banca Generali S.p.A., Director Banca Nazionale del Lavoro S.p.A., Deputy Chairman Banca della Svizzera Italiana, Chairman Generali Asset Management Sgr S.p.A., Director Generali Finance BV, Director Generali France Holding, Chairman Generali Finances SA, Director Generali Espana Holding de Entidades de Seguros, Director Participatie Maatschappij Graafschap Holland NV, Director Transocean Holding Corporation, Director Pirelli S.p.A., Director Alleanza Assicurazioni, Director INA Vita, Director Assitalia.

Mariano Riestra
Director Banca Intesa S.p.A.

Ugo Ruffolo (appointed in substitution by the Board of Directors on 8th February 2005 and confirmed in the appointment by the Shareholders' Meeting of 14th April 2005)
Director Banca Intesa S.p.A., Managing Director Alleanza Assicurazioni S.p.A., Director Banca Generali S.p.A.

Eric Strutz
Director Banca Intesa S.p.A., Director Mediobanca S.p.A., Director Commerzbank AG, Member Supervisory Board Cominvest Asset Management Gmbh, Member Supervisory Board Comdirect Bank AG, Chairman Supervisory Board Commerzbank Auslandsbanken Holding AG, Chairman Supervisory Board Commerzbank Inlandsbanken Holding AG, Member Supervisory Board Commerzbank International SA, Member Supervisory Board Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Chairman Supervisory Board Hypothekenbank in Essen AG.

Gino Trombi
Director Banca Intesa S.p.A., Chairman Banca Lombarda e Piemontese S.p.A., Director Risparmio e Previdenza S.p.A.

COMPOSITION OF THE BOARD OF STATUTORY AUDITORS

Hereafter is the list of Banca Intesa's Statutory Auditors with the indication of their appointments in listed companies.

Gianluca Ponzellini
Chairman Board of Statutory Auditors Banca Intesa S.p.A., Chairman Board of Statutory Auditors Autogrill S.p.A., Chairman Board of Statutory Auditors De Longhi S.p.A.

Rosalba Casiraghi
Statutory Auditor Banca Intesa S.p.A., Statutory Auditor Telecom Italia S.p.A.

Paolo Andrea Colombo
Statutory Auditor Banca Intesa S.p.A., Statutory Auditor Lottomatica S.p.A., Chairman Board of Statutory Auditors Sirti S.p.A., Chairman Board of Statutory Auditors ENI S.p.A., Chairman Board of Statutory Auditors Saipem S.p.A., Chairman Board of Statutory Auditors Ansaldo STS S.p.A., Director Mediaset S.p.A., Director Sias S.p.A., Chairman Board of Directors Partecipazioni Italiane S.p.A.

Franco Dalla Sega
Statutory Auditor Banca Intesa S.p.A., Statutory Auditor Mittel S.p.A., Chairman Board of Statutory Auditors Immobiliare Lombarda S.p.A.

Livio Torio
Statutory Auditor Banca Intesa S.p.A.

CORPORATE GOVERNANCE CODE – SUMMARY TABLES

Board of Directors (data refers to 2005)							Internal Control Committee		Remuneration Committee		Nomination Committee (if present) (#)		Executive Committee (if present)	
Post	Members	Executive	Non-executive	Independent	****	Number of other appointments **	***	****	***	****	***	****	***	****
Chairman	Bazoli Giovanni		X		100%	4			X	100%			X	100%
Managing Director and CEO	Passera Corrado	X			100%	3							X	100%
Deputy Chairman	Bracchi Giampio		X	X	100%	5			X	100%			X	83%
Deputy Chairman	Carron René		X		50%	4								
Director	Ancarani Giovanni		X	X	80%	0	X	100%						
Director	Arcucci Francesco		X	X	100%	3								
Director	Benedini Benito		X	X	90%	1								
Director	Bernheim Antoine		X		70%	15								
Director	de Leusse Jean-Frédéric		X		90%	7								
Director	de Margerie Gilles		X		80%	3								
Director	Desiata Alfonso		X	X	90%	2	X	92%						
Director	Fassati Ariberto		X		100%	8							X	83%
Director	Forestieri Giancarlo		X		90%	2							X	100%
Director	Fumagalli Paolo		X	X	100%	5								
Director (1)	Jardim Gonçalves Jorge Manuel		X		44%	14								
Director (2)	Laurent Jean		X		80%	5								
Director	Nardozzi Giangiacomo		X	X	80%	2								
Director	Pavarani Eugenio		X	X	100%	0	X	100%						
Director	Perissinotto Giovanni		X		80%	15								
Director (3)	Riestra Mariano		X		30%	0							X	-
Director	Ugo Ruffolo		X		67%	2								
Director	Strutz Eric		X		20%	9								
Director	Trombi Gino		X		90%	2			X	100%				

(1) Director Gonçalves resigned from his post on 1st December 2005.

(2) Director Laurent resigned from his post on 11th January 2006 and in substitution the Board of Directors of 24th January 2006 appointed Director Georges Pauget.

(3) Director Riestra was Member of the Executive Committee up to 14th April 2005.

(#) It was not deemed necessary to appoint a Nomination committee due to the composition of the shareholder base and the existence of a Voting syndicate which has among its purposes the designation of the components of the Board of Directors.

* The star indicates that the Director has been appointed from lists presented by minority shareholders.

** This column indicates, on the basis of declarations made by Directors themselves, the person's number of appointments as director or statutory auditor in other companies listed in regulated markets, even abroad, and in financial, banking and insurance companies, updated as at 31st January 2006. In the Report on corporate governance such appointments are set out in detail.

*** In this column "X" indicates that the Director is part of the relevant Committee.

**** This column indicates the percentage participation of Directors respectively in Board of Directors and Committee meetings.

Number of meetings held in the reference year

Board of Directors: 10
Internal Control Committee: 13
Remuneration Committee: 1
Nomination Committee: not present
Executive Committee: 12

Board of Statutory Auditors (appointed by the Shareholders' Meeting of 14th April 2005)					
Post	Components	Percentage of participation to the meetings of the			Number of other appointments *
		Board of Statutory	Board of Directors	Executive Committee	
Chairman	Ponzellini Gianluca	97%	90%	83%	2
Statutory Auditor	Casiraghi Rosalba (**)	90%	100%	88%	1
Statutory Auditor	Colombo Paolo Andrea	77%	80%	75%	8
Statutory Auditor	Dalla Sega Franco	90%	90%	100%	2
Statutory Auditor	Torio Livio	90%	100%	100%	-
Alternate Auditor	Giolla Paolo				
Alternate Auditor	Monti Francesca				

* This column indicates the person's number of appointments as director or statutory auditor in other companies listed in Italian regulated markets. In the Report on corporate governance such appointments are set out in detail.

** The star indicates that the Statutory Auditor has been appointed from lists presented by minority shareholders.

Quorum required for the presentation by minority shareholders of the lists for the election of one or more Statutory Auditors (as per Art. 148 TUF - Legislative Decree 58/1998 Combined regulations on financial intermediation): 1% of ordinary share capital (following the change in the Articles of Association with resolution of the Extraordinary Shareholders' Meeting of 24th June 2004).

Number of meetings held in the reference year

Board of Statutory Auditors: 30

Board of Directors: 10

Executive Committee: 12

OTHER PROVISIONS OF THE CORPORATE GOVERNANCE CODE

	YES/NO	Explanation of non-compliance with Code recommendations
System of delegated powers and transactions with related parties		
Does the Board delegate powers, defining their:		
a) limits	YES	
b) means of exercise	YES	
c) and frequency of communication?	YES	
Has the Board reserved to itself the examination and approval of operations which are particularly significant in terms of statement of income, balance sheet and financial impact (including transactions with related parties)?	YES	
Has the Board defined the guidelines and the criteria for the identification of "significant" transactions?	YES	Note: these refer to transactions with related parties.
Are the guidelines and criteria above described in the report?	YES	
Has the Board defined specific procedures for the examination and approval of transactions with related parties?	YES	
Are procedures for the approval of transactions with related parties described in the report?	YES	
Procedures applied in the most recent appointments of Directors and Statutory Auditors		
Did the deposit of the proposal for the appointments to the position of director occur at least ten days in advance?	NO	The appointments to the position of director occurs based on the proposals presented by shareholders. Since there is no list voting mechanism provided for by the Articles of Association, shareholders were not obliged to disclose proposed candidates in advance.
Were the proposals for the appointments to the position of director accompanied by detailed information?	NO	The candidates' curricula were disclosed during the Shareholders' Meeting which appointed directors.
Were the proposals for the appointments to the position of director accompanied by the indication of their eligibility as independent directors?	NO	
Did the proposal for the appointments to the position of statutory auditor occur at least ten days in advance?	YES	
Were the proposals for the appointments to the position of statutory auditor accompanied by detailed information?	YES	
Shareholders' Meetings		
Has the company approved a regulation for the Shareholders' Meeting?	NO	Past experience has shown that it is possible to ensure the correct functioning of the Shareholders' Meeting even without a specific regulation. Furthermore, at the beginning of every Meeting, the Chairman exercising the powers delegated by the Articles of Association, identifies the main guidelines to be used especially in discussion.
Is the regulation attached to the report (or does the report indicate where it may be obtained or downloaded)?	NO	
Internal control		
Has the company appointed people operating in the internal control system?	YES	
Are they hierarchically independent from the heads of operating areas?	YES	
Organisational unit in charge of internal control (as per Art. 9.3 of the Italian Civil Code)		Internal auditing.
Investor relations		
Has the company appointed a head of investor relations?	YES	
Organisational unit and references (address/telephone/fax/e-mail) of the head of investor relations		Head of Investor Relations: P.zza Scala 6 - 20121 Milano tel: +39 02 87943180 fax: +39 02 87943123 – e-mail: investorelations@bancaintesa.it

Holdings of Directors, Statutory Auditors and General Managers

The table below indicates the equity investments in Banca Intesa and in other Group companies, directly or indirectly held by Directors, Statutory Auditors and members of the Bank's top management, as set forth by Art. 79 of Issuer Regulations 11971.

Surname and name	Equity Investment	Number of shares held at the end of 2004	Number of shares purchased	Number of shares sold	Number of shares held at the end of 2005
Benedini Benito [(a)]	Banca Intesa ord. shares	8,980	15,821	19,152	5,649
Benedini Benito	Banca Intesa ord. shares	109,058	-	-	109,058
Bernheim Antoine	Banca Intesa ord. shares	398,533	-	-	398,533
Desiata Alfonso	Banca Intesa ord. shares	353,601	-	-	353,601
Forestieri Giancarlo [(b)]	Banca Intesa ord. shares	3,761	-	-	3,761
Passera Corrado	Banca Intesa ord. shares	-	10,000,000 [(c)]	5,752,980 [(c)]	4,247,020
Pavarani Eugenio	Banca Intesa ord. shares	988	-	659	329
Trombi Gino	Banca Intesa ord. shares	22,569	-	-	22,569
Trombi Gino	Banca Intesa sav. shares	315	-	-	315
Colombo Paolo Andrea [(a)]	Banca Intesa sav. shares	10,000	-	-	10,000
Colombo Paolo Andrea [(b)]	Banca Intesa ord. shares	487	-	-	487

[(a)] Jointly held with family members

[(b)] In the name of the spouse

[(c)] Shares deriving from excercise of stock options

Part I – Share-based payments

A. QUALITATIVE INFORMATION

Description of share-based payments

1. The stock option plan

The Extraordinary Shareholders' Meeting of Banca Intesa held on 17th December 2002 resolved upon a stock option plan, which sets forth the assignment, for free, of up to a maximum of 100,000,000 options to acquire 100,000,000 newly-issued Banca Intesa ordinary shares, to Banca Intesa or Group companies' managers. Each share shall start to accrue rights as of 1st January of the year in which the subscription takes place and shall have a nominal value of 0.52 euro. Following operations on the Company's capital, the *Regolamento* of the stock option plan sets forth that the Board of Directors may adjust subscription price and/or the number of underlying shares, for options to be exercised.
Such resolution provides top management with an effective instrument for motivating a wide number of managers, by connecting a part of their compensation to programmed results, and thus favouring the development of a culture strongly oriented to shareholder value-creation, consistent with the new principles at the base of the 2003-2005 Business Plan.
The stock option plan could involve in total up to a maximum of 250 beneficiaries among executives of Banca Intesa or Group companies and employees which are not executives but have roles deemed to be strategic. The beneficiaries of the plan and the number of options assigned to each beneficiary have been identified by the Board of Directors following the proposal made by the Managing Director and CEO; the number of options to be assigned to the Managing Director and CEO is defined by the Board of Directors following the proposal made by the Remuneration committee.
The plan set out two assignment cycles: the first within 31st January 2003 and the second within 31st July 2003. The options refer for one third to each of the fiscal years 2003, 2004 and 2005 and are divided in two different categories: "*class A options*" to be assigned to all the beneficiaries of the plan and "*class B options*", distributed in addition to the previous, to be assigned to the Managing Director and CEO and the other managers identified by the Board of Directors, following the proposal made by Banca Intesa's Managing Director and CEO.
The exercise of the options – by *tranches* starting from 2005 – is conditional upon the achievement of the following performance objectives for each of the years to which the options refer (2003-2004-2005):
– the return on the Banca Intesa ordinary share for the reference fiscal year be at least equal to the average return (to twice the average return for class B options) on BTP (fixed-income Government bonds) with a three-year maturity registered in the offering of such bonds to the market in the reference financial year;
– the financial indicator EVA® - Economic Value Added in 2004 is positive and that EVA® for 2005 is higher than in the previous year.
The exercise of all types of rights is conditional upon the following requirements: the beneficiary of the options must have an employment relationship with the Bank or any other Group company at the date of exercise of the rights and must be in the same position identified at the time of the assignment of the Options.
It is in any case possible to exercise the options for which, in the reference period, the objectives have not been met, provided that the objectives are recovered in the subsequent reference years.
The options' strike price is equal to the normal value of the share, that is the arithmetical average of the stock prices struck on the regulated market managed by Borsa Italiana (MTA) in the period from the date of assignment of the options (corresponding to the date in which the

Board of Directors fixes the number of options and the beneficiaries of the plan) to the same day of the previous calendar month.

Exercise of the options

With reference to the exercise period of stock options in 2005, the Board of Directors on 26th April 2005 verified that the performance objectives for the exercise of the options related to the years 2003 and 2004 had been achieved as set by the stock option plan connected to the implementation of the 2003-2005 Business Plan. In particular:

- the financial indicator EVA® - Economic Value Added for the Group was positive in 2004 for an amount of 312 million euro while it was negative in 2002 for 1,187 million euro;
- the total return on the Banca Intesa ordinary share in the years 2003 and 2004 in terms of capital gain and dividends was approximately 82%;
- market capitalisation increased by 10.5 billion euro between the end of 2002 and the end of 2004.

Consequently, in May 2005 64,548,330 options were exercised referred to 2003 and 2004 which – following the adjustment of the number of shares underlying each option, as provided for in the *Regolamento* of the plan in relation to the distribution of reserves and the attribution for free of own shares resolved upon by the Shareholders' Meeting of April 2003 and 2004 – led to the subscription of 67,667,061 shares. Of these 41,173,761 shares were later sold in the "block market". Following such subscriptions share capital was increased by 35 million euro.

The Managing Director and CEO invested the entire capital gain obtained from the exercise of his options in Banca Intesa shares, while the Company's top management in total reinvested in Bank shares over 50% of their capital gain.

The options referred to 2005 may be exercised – conditional upon the ascertainment by the Board of Directors that the conditions provided for in the *Regolamento* of the plan are met – in the period 1st -31st May of 2006 and 2007.

Determination of fair value

The measurement of the share-based payment plan occurred via the measurement of financial instruments assigned. The fair value of the options is calculated using a model which considers, in addition to information such as strike price and expiry date of the option, spot price of the shares and their expected volatility, expected dividends and the risk-free rate, as well as the specific characteristics of the plan which presents two exercise periods, two option classes with different expiry dates and different exercise conditions.

The model values the option and the probability of realisation of the conditions on the basis of which the options have been assigned, separately; the combination of the two values supplies the fair value of the assigned instrument.

The pricing model uses implied volatility as an input; since it is an *ex post* estimate of the fair value at date of assignment for the purposes of first-time adoption of international accounting principles, it was decided that it was acceptable to use as a proxy historic volatility. As concerns the other parameters, the historic dividend and the interbank yield curve were used. Lastly, as concerns the probability of market conditions, Montecarlo simulations were used.

2. Stock granting plan, for free, to employees

The Board of Directors of 20th December 2005 resolved to assign to Banca Intesa employees with an indefinite term labour contract, including part-time employees, in service as of 1st June 2006 – with the exclusion of definite-term workers and/or with apprentice contracts and personnel employed as of 1st January 2006 - Banca Intesa ordinary shares for a maximum value of 2,000 euro each. Similar resolutions have been made by the Boards of Directors of Group companies.

This resolution ratifies the agreement signed on 18th May 2005 by Banca Intesa and Trade Unions which set out an extraordinary bonus to employees in recognition of the results achieved in the implementation of the programmes aimed at improving productivity and competitiveness and of the results achieved in the realisation of the 2003-2005 Business Plan.

The assignment will occur in June 2006 via the purchase by Banca Intesa and Group companies of Banca Intesa shares on the market, and the subsequent attribution, for free, to employees.

Since it is an attribution for the service employees had already provided as at 31st December 2005 and since Banca Intesa's Board of Directors had already made the commitment at that date to propose the aforementioned assignment of shares to the Shareholders' Meeting summoned to approve the 2005 financial statements, the related charge, estimated on the basis of the fair value of the shares to be assigned, is posted in the 2005 statement of income under Personnel expenses.

Determination of the fair value
For the purpose of defining the charge, the fair value of services received by employees with reference to the fair value of assigned financial instruments was measured. In particular, the fair value of assigned shares is determined on the basis of the value of the share at date of assignment, restated to consider that shares are not fully disposable by the employee for a three-year period (unless the employee sustains the related tax charges in case of advance sale).
The forward price of the share was measured as the capitalised value, at measurement date, of the share on the basis of the yield curve (interest rates, expected future dividends) at the same date.
As concerns the determination of the adjustment for the fact that the share is not fully disposable, the measurement of the negative premium occurred considering it similar to the premium of an American put option with i) underlying asset the Banca Intesa share, ii) starting date 1st June 2006, iii) strike price the forward price of the share simulated from the starting date, and iv) expiry date the end of the three-year period.

B. QUANTITATIVE INFORMATION

1. Annual changes
The table shows information regarding the assignment of stock options, according to the form set out by Attachment 3C to Consob Issuer Regulations. The form also includes the information required by the Bank of Italy with Circular 262/2005.

	Options held at the beginning of the period			Options assigned during the period			Options exercised during the period			Options expired in the period	Options held at the end of the period		
	Number of options (1)	Average strike price	Average expiration	Number of options (2)	Average strike price	Average expiration	Number of options (3)	Average strike price	Average market price	(4)	Number of options (5)= 1+2-3-4	Average strike price	Average expiration
Managing Director and CEO	15,000,000	2.022	2005-2007				10,000,000	2.022			5,000,000	2.022	2005-2007
Other Beneficiaries	81,630,000	2.052	2005-2007				54,548,330	2.052		626,667	26,455,003	2.054	2005-2007
Total	96,630,000	2.048	2005-2007				64,548,330	2.048	3.704	626,667	31,455,003	2.049	2005-2007

(*) Directors of Banca Intesa and other Group companies.

With regard to the assignment for free of shares to employees the Boards of Directors Meetings of Banca Intesa and Group companies resolved to submit to the approval of the Shareholders' Meetings summoned to approve the 2005 financial statements the purchase of up to a maximum of 20,700,000 shares.

2. Other information
The charge of the stock option plan, corresponding to the fair value of assigned financial instruments, was recorded in the statement of income, with a corresponding increase in shareholders' equity, along the entire period of the plan. The charge registered in the 2005 statement of income equalled 8 million euro.
The charge for the free assignment of shares to employees recorded in the 2005 statement of income totalled 63 million euro.

Attachments

List of IAS/IFRS endorsed by the European Commission

Parent Company's financial statements as at 31st December 2005

List of IAS/IFRS endorsed by the European Commission

IFRS 1	First-time adoption of International Financial Reporting Standards	707/2004 mod. 2236/2004 - 2237/2004 - 2238/2004 - 211/2005 - 1751/2005 - 1864/2005 - 1910/2005
IFRS 2	Share-based payments	211/2005
IFRS 3	Business combinations	2236/2004
IFRS 4	Insurance contracts	2236/2004
IFRS 5	Non-current assets held for sale and discontinued operations	2236/2004
IFRS 6	Exploration for and evaluation of mineral resources	1910/2005
IAS 1	Presentation of financial statements	2238/2004 mod. 1910/2005
IAS 2	Inventories	2238/2004
IAS 7	Cash flow statements	1725/2003 mod. 2238/2004
IAS 8	Accounting policies, changes in accounting estimates, and errors	2238/2004
IAS 10	Events after the balance sheet date	2238/2004
IAS 11	Construction contracts	1725/2003
IAS 12	Income taxes	1725/2003 mod. 2236/2004 - 2238/2004 - 211/2005
IAS 14	Segment reporting	1725/2003 mod. 2236/2004 - 2238/2004
IAS 16	Property, plant and equipment	2238/2004 mod. 211/2005 - 1910/2005 -
IAS 17	Leases	2238/2004
IAS 18	Revenue	1725/2003 mod. 2236/2004
IAS 19	Employee benefits	1725/2003 mod. 2236/2004 - 2238/2004 - 211/2005 - 1910/2005
IAS 20	Accounting for Government grants and disclosure of Government assistance	1725/2003 mod. 2238/2004
IAS 21	The effects of changes in foreign exchange rates	2238/2004
IAS 23	Borrowing costs	1725/2003 mod. 2238/2004
IAS 24	Related party disclosures	2238/2004 mod. 1910/2005
IAS 26	Accounting and reporting by retirement benefit plans	1725/2003
IAS 27	Consolidated and separate financial statements	2238/2004
IAS 28	Investments in associates	2238/2004
IAS 29	Financial reporting in hyperinflationary economies	1725/2003 mod. 2238/2004
IAS 30	Disclosures in the financial statements of banks and similar financial institutions	1725/2003 mod. 2238/2004
IAS 31	Interests in joint ventures	2238/2004
IAS 32	Financial instruments: disclosure and presentation	2237/2004 mod. 2238/2004 - 211/2005 - 1864/2005
IAS 33	Earnings per share	2238/2004 mod. 211/2005
IAS 34	Interim financial reporting	1725/2003 mod. 2236/2004 - 2238/2004
IAS 36	Impairment of assets	2236/2004 mod. 2238/2004
IAS 37	Provisions, contingent liabilities and contingent assets	1725/2003 mod. 2236/2004 - 2238/2004
IAS 38	Intangible assets	2236/2004 mod. 2238/2004 - 211/2005 - 1910/2005
IAS 39	Financial instruments: recognition and measurement	2086/2004 mod. 2236/2004 - 211/2005 - 1751/2005 - 1864/2005 - 1910/2005 - 2106/2005
IAS 40	Investment property	2238/2004
IAS 41	Agriculture	1725/2003 mod. 2236/2004 - 2238/2004

INTERPRETATIONS		**Regulation endorsement**
IFRIC 1	Changes in existing decommissioning, restoration and similar liabilities	2237/2004
IFRIC 2	Members' shares in co-operative entities and similar instruments	1073/2005
IFRIC 4	Determining whether an arrangement contains a lease	1910/2005
IFRIC 5	Rights to interests arising from decommissioning, restoration and enviromental reabilitation funds	1910/2005
SIC 7	Introduction of the euro	1725/2003 mod. 2238/2004
SIC 10	Government assistance - no specific relation to operating activities	1725/2003
SIC 12	Consolidation - special purpose entities	1725/2003 mod. 2238/2004 - 1751/2005
SIC 13	Jointly controlled entities - non-monetary contributions by venturers	1725/2003 mod. 2238/2004
SIC 15	Operating leases - incentives	1725/2003
SIC 21	Income taxes - recovery of revalued non-depreciable assets	1725/2003 mod. 2238/2004
SIC 25	Income taxes - changes in the tax status of an enterprise or its shareholders	1725/2003 mod. 2238/2004
SIC 27	Evaluating the substance of transactions involving the legal form of a lease	1725/2003 mod. 2238/2004
SIC 29	Disclosure - service concession arrangements	1725/2003
SIC 31	Revenue - barter transactions involving advertising services	1725/2003 mod. 2238/2004
SIC 32	Intangible assets - web site costs	1725/2003 mod. 2236/2004 - 2238/2004

Parent Company's financial statements as at 31st December 2005

As set forth by Legislative Decree 38 of 28th February 2005, Banca Intesa's financial statements have been prepared in compliance with the accounting principles issued by the International Accounting Standards Board (IASB) and the relative interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and endorsed by the European Commission provided for by Community Regulation 1606 of 19th July 2002.
Banca Intesa has used the faculty granted by Art. 4, par. 2 of Legislative Decree 38/2005 which permits to adopt International Accounting Principles in the separate financial statements of listed companies and banks in the 2005 Annual report (in advance with respect to compulsory application from the financial statements closed or in course on 31st December 2006).

Balance sheet

(in euro)

Assets	31.12.2005	31.12.2004 except IAS 39 [5]	Changes amount	%
10. Cash and cash equivalents	1,098,262,752	970,173,607	128,089,145	13.2
20. Financial assets held for trading	38,892,358,404	40,333,303,443	-1,440,945,039	-3.6
30. Financial assets designated at fair value through profit and loss	-	-	-	
40. Financial assets available for sale	2,770,940,699	-	2,770,940,699	
50. Investments held to maturity	-	717,653,795	-717,653,795	
60. Due from banks	35,724,550,062	36,676,618,268	-952,068,206	-2.6
70. Loans to customers	110,566,860,588	103,512,647,800	7,054,212,788	6.8
80. Hedging derivatives	1,046,746,902	-	1,046,746,902	
90. Fair value change of assets in hedged portfolios (+/-)	-	-	-	
100. Equity investments	11,567,952,625	13,731,194,567	-2,163,241,942	-15.8
110. Property and equipment	1,509,584,147	1,331,623,780	177,960,367	13.4
120. Intangible assets	363,910,818	1,972,444	361,938,374	
of which				
- goodwill	-	-	-	
130. Tax assets	2,257,948,893	2,622,853,923	-364,905,030	-13.9
a) current	*1,330,280,596*	*1,678,792,996*	*-348,512,400*	*-20.8*
b) deferred	*927,668,297*	*944,060,927*	*-16,392,630*	*-1.7*
140. Non-current assets held for sale and discontinued operations	-	-	-	
150. Other assets	2,006,071,035	3,417,636,048	-1,411,565,013	-41.3
Total Assets	**207,805,186,925**	**203,315,677,675**	**4,489,509,250**	**2.2**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the effects of merger and transfer operation carried out in 2005

Balance sheet

(in euro)

Liabilities and Shareholders' Equity	31.12.2005	31.12.2004 except IAS 39 (5)	Changes amount	%
10. Due to banks	33,181,857,651	28,915,549,883	4,266,307,768	14.8
20. Due to customers	80,888,292,273	76,471,257,726	4,417,034,547	5.8
30. Securities issued	56,974,132,382	60,614,240,300	-3,640,107,918	-6.0
40. Financial liabilities held for trading	14,136,495,966	14,237,155,820	-100,659,854	-0.7
50. Financial liabilities designated at fair value through profit and loss	-	-	-	
60. Hedging derivatives	1,319,875,491	-	1,319,875,491	
70. Fair value change of liabilities in hedged portofolios (+/-)	-	-	-	
80. Tax liabilities	437,434,273	399,241,438	38,192,835	9.6
a) current	*294,502,693*	*265,363,715*	*29,138,978*	*11.0*
b) deferred	*142,931,580*	*133,877,723*	*9,053,857*	*6.8*
90. Liabilities associated with non-current assets held for sale and discontinued operations	-	-	-	
100. Other liabilities	4,408,132,671	6,388,466,383	-1,980,333,712	-31.0
110. Employee termination indemnities	860,556,793	819,180,011	41,376,782	5.1
120. Allowances for risks and charges	1,347,388,863	1,089,194,849	258,194,014	23.7
a) post employment benefits	*130,658,397*	*121,015,877*	*9,642,520*	*8.0*
b) other allowances	*1,216,730,466*	*968,178,972*	*248,551,494*	*25.7*
130. Valuation reserves	1,296,670,131	986,905,154	309,764,977	31.4
140. Reimbursable shares	-	-	-	
150. Equity instruments	-	-	-	
160. Reserves	2,284,156,299	3,118,361,516	-834,205,217	-26.8
170. Share premium reserve	5,509,782,422	5,406,237,108	103,545,314	1.9
180. Share capital	3,596,249,721	3,561,062,849	35,186,872	1.0
190. Treasury shares (-)	-	-	-	
200. Net income (loss)	1,564,161,989	1,308,824,638	255,337,351	19.5
Total Liabilities and Shareholders' Equity	**207,805,186,925**	**203,315,677,675**	**4,489,509,250**	**2.2**

(5) Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the effects of merger and transfer operation carried out in 2005

Statement of income

(in euro)

	2005	2004 except IAS 39 [5]	Changes amount	%
10. Interest and similar income	6,596,703,125	6,472,060,717	124,642,408	1.9
20. Interest and similar expense	-3,601,795,280	-3,476,243,783	125,551,497	3.6
30. Interest margin	**2,994,907,845**	**2,995,816,934**	**-909,089**	**-**
40. Fee and commission income	2,545,660,444	2,334,360,782	211,299,662	9.1
50. Fee and commission expense	-275,097,733	-284,140,613	-9,042,880	-3.2
60. Net fee and commission income	**2,270,562,711**	**2,050,220,169**	**220,342,542**	**10.7**
70. Dividend and similar income	716,004,486	873,260,579	-157,256,093	-18.0
80. Profits (Losses) on trading	-18,808,529	126,173,633	-144,982,162	
90. Fair value adjustments in hedge accounting	18,008,929	-	18,008,929	
100. Profits (Losses) on disposal or repurchase of	44,511,355	-1,576,319	46,087,674	
a) loans	*-19,001,539*	*-1,576,319*	*17,425,220*	
b) financial assets available for sale	*64,969,193*	-	*64,969,193*	
c) investments held to maturity	-	-	-	
d) financial liabilities	-1,456,299	-	1,456,299	
110. Profits (Losses) on financial assets and liabilities designated at fair value	-	-	-	
120. Net interest and other banking income	**6,025,186,797**	**6,043,894,996**	**-18,708,199**	**-0.3**
130. Net losses / recoveries on impairment	-257,111,669	-734,272,884	-477,161,215	-65.0
a) loans	*-275,966,454*	*-696,421,251*	*-420,454,797*	*-60.4*
b) financial assets available for sale	*-16,598,307*	-	*16,598,307*	
c) investments held to maturity	-	-	-	
d) other financial activities	*35,453,092*	*-37,851,633*	*73,304,725*	
140. Net income from banking activities	**5,768,075,128**	**5,309,622,112**	**458,453,016**	**8.6**
150. Administrative expenses	-3,470,468,065	-3,745,065,308	-274,597,243	-7.3
a) personnel expenses	*-2,074,382,550*	*-2,073,571,861*	*810,689*	-
b) other administrative expenses	*-1,396,085,515*	*-1,671,493,447*	*-275,407,932*	*-16.5*
160. Net provisions for risks and charges	-305,783,365	-261,505,797	44,277,568	16.9
170. Net adjustments to / recoveries on property and equipment	-152,182,800	-79,242,802	72,939,998	92.0
180. Net adjustments to / recoveries on intangible assets	-192,462,112	-3,261,465	189,200,647	
190. Other operating expenses (income)	338,787,282	314,116,595	24,670,687	7.9
200. Operating expenses	**-3,782,109,060**	**-3,774,958,777**	**7,150,283**	**0.2**
210. Profits (Losses) on equity investments	200,829,117	171,690,413	29,138,704	17.0
220. Valuation differences on property, equipment and intangible assets measured at fair value	-	-	-	
230. Goodwill impairment	-	-	-	
240. Profits (Losses) on disposal of investments	8,862,932	31,083,310	-22,220,378	-71.5
250. Income (Loss) before tax from continuing operations	**2,195,658,117**	**1,737,437,058**	**458,221,059**	**26.4**
260. Taxes on income from continuing operations	-609,948,903	-428,612,420	181,336,483	42.3
270. Income (Loss) after tax from continuing operations	**1,585,709,214**	**1,308,824,638**	**276,884,576**	**21.2**
280. Income (Loss) after tax from discontinued operations	-21,547,225	-	21,547,225	
290. Net income (loss)	**1,564,161,989**	**1,308,824,638**	**255,337,351**	**19.5**

[5] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations, and iii) the effects of merger and transfer operation carried out in 2005

Changes in shareholders' equity as at 31st December 2005

(In euro)

31.12.2005	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2004	3,076,167,758	484,895,091	5,406,237,108	3,033,372,711	84,988,805	-	-	986,905,154	-	-	-	1,308,824,638	14,381,391,265
CHANGES IN INITIAL BALANCES				-1,417,855,148		168,939,452	-6,181,673						-1,255,097,369
EFFECT OF THE MERGER OF INTESA SISTEMI E SERVIZI				2,631,203									2,631,203
AMOUNTS AS AT 1.1.2005	3,076,167,758	484,895,091	5,406,237,108	1,618,148,766	84,988,805	168,939,452	-6,181,673	986,905,154	-	-	-	1,308,824,638	13,128,925,009
ALLOCATION OF NET INCOME OF THE PREVIUOS YEAR													-
Reserves				572,006,475								-572,006,475	-
Dividends and other allocations												-736,818,163	-736,818,163
CHANGES IN THE PERIOD													-
Changes in reserves				303,886		167,190,597	-20,183,399						147,311,084
Operations on shareholders' equity													-
Issue of new shares	35,186,872		103,545,314										138,732,186
Purchase of treasury shares													-
Extraordinary dividends													-
Changes in equity instruments													-
Derivatives on treasury shares													-
Stock options				8,708,367									8,708,367
2005 net income (loss)												1,564,161,989	1,564,161,989
SHAREHOLDERS' EQUITY AS AT 31.12.2005	3,111,354,630	484,895,091	5,509,782,422	2,199,167,494	84,988,805	336,130,049	-26,365,072	986,905,154	-	-	-	1,564,161,989	14,231,020,562

Changes in shareholders' equity as at 31st December 2004

(In euro)

31.12.2004	Share capital		Share premium reserve	Reserves		Valuation reserves				Equity instruments	Treasury shares	Net income (loss)	Shareholders' equity
	ordinary shares	saving shares		retained earnings	other	available for sale	cash flow hedges	legally-required revaluations	other				
SHAREHOLDERS' EQUITY AS AT 31.12.2003	3,076,167,758	484,895,091	5,403,922,796	2,334,142,390	84,988,805	-	-	986,905,154	-	-	1,015,102,899	1,358,733,546	14,744,858,439
CHANGES IN INITIAL BALANCES				-338,774,550							-1,015,102,899		-1,353,877,449
AMOUNTS AS AT 1.1.2004	3,076,167,758	484,895,091	5,403,922,796	1,995,367,840	84,988,805	-	-	986,905,154	-	-	-	1,358,733,546	13,390,980,990
ALLOCATION OF NET INCOME OF THE PREVIUOS YEAR													
Reserves				1,023,535,881								-1,023,535,981	-
Dividends and other allocations												-335,177,565	-335,177,565
CHANGES IN THE PERIOD													
Changes in reserves			2,314,312	6,437,703									8,752,015
Operations on shareholders' equity													-
Issue of new shares													-
Purchase of treasury shares													-
Extraordinary dividends													-
Changes in equity instruments													-
Derivatives on treasury shares													-
Stock options				8,011,187									8,011,187
2004 net income (loss)												1,308,824,638	1,308,824,638
SHAREHOLDERS' EQUITY AS AT 31.12.2004	3,076,167,758	484,895,091	5,406,237,108	3,033,372,711	84,988,805	-	-	986,905,154	-	-	-	1,308,824,638	14,381,391,265

Statement of cash flows

(in euro)

	31.12.2005	31.12.2004 except IAS 39 [§]
A. OPERATING ACTIVITIES		
1. Cash flow from operations	**3,009,838,461**	**2,506,083,330**
- net income (-/+)	1,564,161,989	1,308,824,638
- gains/losses on financial assets held for trading and on assets/liabilities designated at fair value through profit and loss (-/+)	249,927,180	207,877,820
- gains/losses on hedging activities (-/+)	-18,008,929	-
- net losses/recoveries on impairment (+/-)	399,052,700	884,751,884
- adjustments to/net recoveries on property, equipment and intangible assets (+/-)	344,644,913	82,504,267
- net provisions for risks and charges and other costs/revenues (+/-)	417,733,356	364,527,573
- taxes and duties to be settled (+)	646,017,834	429,555,799
- net adjustments to/recoveries on disposal groups net of tax effect (-/+)	-	-
- other adjustments (+/-)	-593,690,582	-771,958,651
2. Cash flow from / used in financial assets	**-5,177,162,713**	**-6,308,274,325**
- financial assets held for trading	1,280,686,225	-11,388,192,222
- financial assets designated at fair value through profit and loss	-	-
- financial assets available for sale	-22,055,870	-
- due from banks: repayable on demand	-3,764,231,152	447,949,836
- due from banks: other	5,028,060,019	-3,522,685,710
- loans to customers	-8,312,640,424	7,982,086,775
- other assets	613,018,489	,172,566,996
3. Cash flow from / used in financial liabilities	**3,010,573,459**	**3,604,069,529**
- due to banks: repayable on demand	2,826,098,090	-746,577,000
- due to banks: other	1,394,084,907	2,283,766,814
- due to customers	4,370,194,153	-1,996,974,413
- securities issued	-835,835,770	2,984,811,987
- financial liabilities held for trading	-4,131,600,693	2,330,155,820
- financial liabilities designated at fair value through profit and loss	-	-
- other liabilities	-612,367,228	-1,251,113,679
Net cash flow from (used in) operating activities	**843,249,207**	**-198,121,466**
B. INVESTING ACTIVITIES		
1. Cash flow from	**1,554,640,525**	**1,278,402,014**
- sales of equity investments	541,841,758	585,194,536
- dividends collected on equity investments	391,704,945	589,929,578
- sales of investments held to maturity	-	99,418,091
- sales of property and equipment	9,021,357	3,859,809
- sales of intangible assets	-	-
- sales of subsidiaries and business branches	612,072,465	-
2. Cash flow used in	**-1,672,018,496**	**-685,762,790**
- purchases of equity investments	-1,271,045,590	-595,328,515
- purchases of investments held to maturity	-	-
- purchases of property and equipment	-233,405,282	-90,115,359
- purchases of intangibles assets	-167,567,624	-318,916
- purchases of subsidiaries and business branches	-	-
Net cash flow from (used in) investing activities	**-117,377,971**	**592,639,224**
C. FINANCING ACTIVITIES		
- issues / purchases of treasury shares	-	-
- share capital increases	138,732,186	-
- dividend distribution and other	-736,514,277	-332,863,253
Net cash flow from (used in) financing activities	**-597,782,091**	**-332,863,253**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**128,089,145**	**61,654,505**
RECONCILIATION		
Cash and cash equivalents at beginning of period	970,173,607	908,519,102
Net increase (decrease) in cash and cash equivalents	128,089,145	61,654,505
Cash and cash equivalents: foreign exchange effect	-	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**1,098,262,752**	**970,173,607**

LEGENDA: (+) from (-) used in

[§] Comparative figures restated using IAS/IFRS, excluding i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities, and iii) the effects of merger and transfer operation carried out in 2005

Gruppo Intesa Network

Gruppo Intesa – Branches in Italy

(Updated as at December 2005)

Region	Banca Intesa				Subsidiaries [1]	Group
	Retail branches	SME branches	Corporate branches	Total		
Piemonte	156	9	4	**169**	112	**281**
Valle d'Aosta	1	-	-	**1**	4	**5**
Lombardia	705	34	12	**751**	127	**878**
Liguria	76	4	2	**82**	3	**85**
Trentino-Alto Adige	5	2	1	**8**	72	**80**
Veneto	237	12	5	**254**	51	**305**
Friuli-Venezia Giulia	22	3	1	**26**	113	**139**
Emilia Romagna	53	9	3	**65**	187	**252**
Toscana	64	9	3	**76**	17	**93**
Umbria	8	2	-	**10**	113	**123**
Marche	10	4	1	**15**	94	**109**
Lazio	173	5	1	**179**	99	**278**
Abruzzo	15	1	1	**17**	10	**27**
Molise	2	-	-	**2**	-	**2**
Campania	100	5	2	**107**	3	**110**
Puglia	86	5	1	**92**	3	**95**
Basilicata	4	2	-	**6**	1	**7**
Calabria	33	3	1	**37**	2	**39**
Sicilia	108	7	2	**117**	3	**120**
Sardegna	59	3	2	**64**	14	**78**
Total	**1,917**	**119**	**42**	**2,078**	**1,028**	**3,106**

[1] Banca Caboto, Banca Cis, Banca di Trento e Bolzano, Banca Popolare FriulAdria, C.R. Ascoli, C.R. Biella e Vercelli, C.R. Città di Castello, C.R. Foligno, C.R. Parma e Piacenza, C.R. Rieti, C.R. Spoleto, C.R. Terni e Narni, C.R. Viterbo, Intesa Mediocredito, Intesa Private Banking

Gruppo Intesa – Branches abroad

(Updated as at December 2005)

Country	Banca Intesa	Subsidiaries	Group
Austria - Banca di Trento e Bolzano *Innsbruck branch*	-	1	**1**
Croatia - *Privredna Banka Zagreb*	-	205	**205**
Russian Federation - *KMB Bank*	-	46	**46**
Russian Federation - *ZAO Banca Intesa*	-	1	**1**
France - *Banca Intesa France*	-	1	**1**
Japan - *Tokyo Branch*	1	-	**1**
Ireland - *Intesa Bank Ireland*	-	1	**1**
Cayman Islands - *George Town branch*	1	-	**1**
Luxembourg - *Société Européenne de Banque*	-	1	**1**
Peru - *Banco Wiese Sudameris*	-	110	**110**
United Kingdom - *London branch*	1	-	**1**
United Kingdom - Banca Caboto *London branch*	-	1	**1**
Czech Republic - *Vseobecna Uverova Banka*	-	1	**1**
People's Republic of China - *Hong Kong branch and Shanghai branch*	2	-	**2**
Serbia and Montenegro - *Banca Intesa Beograd*	-	180	**180**
Slovakia - *Vseobecna Uverova Banka*	-	233	**233**
USA - *New York branch*	1	-	**1**
Hungary - *Central-European International Bank*	-	77	**77**
Total	**6**	**858**	**864**

Representative offices abroad
(Updated as at December 2005)

Europe

Austria
Dornbirn
(representative office of Banca di Trento e Bolzano)

Belgium
Bruxelles

Russian Federation
Moscow

France
Paris

Poland
Warsaw

Turkey
Ankara

Africa

Egypt
Cairo

Tunisia
Tunis

Asia

South Korea
Seoul

India
Mumbai

Iran
Teheran

Lebanon
Beirut

China
Beijing

Contacts

Banca Intesa S.p.A.

Registered Office
Piazza Paolo Ferrari, 10
20121 Milano
Telephone 02 879 11
Fax 02 879 37892
e-mail: info@bancaintesa.it
www.bancaintesa.it

General Management
Via Monte di Pietà, 8
20121 Milano

Investor Relations
Telephone 02 879 43180
Telephone 02 879 42622
e-mail: investorelations@bancaintesa.it

Media Relations
Telephone 02 879 63531
Telephone 02 879 63010
e-mail: stampa@bancaintesa.it

Gruppo Intesa

RECEIVED
2006 SEP 28 A 11:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reclassified consolidated statement of income Pro-forma [1]

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	Changes %
Net interest income	5,377	5,058	319	6.3
Dividends	12	12	0	0
Profits (Losses) on investments carried at equity	151	143	8	5.6
Net fee and commission income	3,935	3,499	436	12.5
Profits (Losses) on trading	689	666	23	3.5
Other operating income (expenses)	3	-6	9	
Operating income	**10,167**	**9,372**	**795**	**8.5**
Personnel expenses	-3,250	-3,216	34	1.1
Other administrative expenses	-1,823	-1,845	-22	-1.2
Adjustments to property, equipment and intangible assets	-520	-521	-1	-0.2
Operating costs	**-5,593**	**-5,582**	**11**	**0.2**
Operating margin	**4,574**	**3,790**	**784**	**20.7**
Goodwill impairment	-6	0	6	
Net provisions for risks and charges	-416	-297	119	40.1
Net adjustments to loans	-746	-832	-86	-10.3
Net impairment losses on other assets	-28	-77	-49	-63.6
Profits (Losses) on investments held to maturity and on other investments	834	219	615	
Income (Loss) before tax from continuing operations	**4,212**	**2,803**	**1,409**	**50.3**
Taxes on income from continuing operations	-1,089	-799	290	36.3
Income (Loss) after tax from discontinued operations	33	-49	82	
Minority interests	-131	-114	17	14.9
Net income	**3,025**	**1,841**	**1,184**	**64.3**

[1] Figures include the entire statement of income of companies acquired during the year 2005.

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations and iii) the change in the consolidation area.

Gruppo Intesa

Quarterly development of the reclassified consolidated statement of income Pro-forma [1]

(in millions of euro)

	2005				2004 (*)			
	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter
Net interest income	1,355	1,374	1,337	1,311	1,291	1,293	1,218	1,256
Dividends	-	-	12	-	-	-	12	-
Profits (Losses) on investments carried at equity	41	44	33	33	40	34	36	33
Net fee and commission income	1,001	988	983	963	921	867	874	837
Profits (Losses) on trading	132	183	182	192	238	125	189	114
Other operating income (expenses)	14	-7	11	-15	92	-140	29	13
Operating income	**2,543**	**2,582**	**2,558**	**2,484**	**2,582**	**2,179**	**2,358**	**2,253**
Personnel expenses	-872	-800	-792	-786	-840	-776	-794	-806
Other administrative expenses	-505	-439	-468	-411	-507	-437	-461	-440
Adjustments to property, equipment and intangible assets	-161	-127	-121	-111	-153	-124	-124	-120
Operating costs	**-1,538**	**-1,366**	**-1,381**	**-1,308**	**-1,500**	**-1,337**	**-1,379**	**-1,366**
Operating margin	**1,005**	**1,216**	**1,177**	**1,176**	**1,082**	**842**	**979**	**887**
Goodwill impairment	-6	-	-	-	-	-	-	-
Net provisions for risks and charges	-204	-48	-118	-46	-174	-19	-86	-18
Net adjustments to loans	-239	-175	-138	-194	-260	-153	-316	-103
Net impairment losses on other assets	-21	-	-8	1	-51	-8	1	-19
Profits (Losses) on investments held to maturity and on other investments	709	43	23	59	84	107	31	-3
Income (Loss) before tax from continuing operations	**1,244**	**1,036**	**936**	**996**	**681**	**769**	**609**	**744**
Taxes on income from continuing operations	-64	-350	-318	-357	-143	-250	-149	-257
Income (Loss) after tax from discontinued operations	25	-8	-2	18	-2	-2	-7	-38
Minority interests	-25	-33	-36	-37	-49	-20	-22	-23
Net income	**1,180**	**645**	**580**	**620**	**487**	**497**	**431**	**426**

[1] Figures include the entire statement of income of companies acquired during the year 2005.

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations and iii) the change in the consolidation area.

Gruppo Intesa

Reclassified consolidated balance sheet

(in millions of euro)

Assets	**31.12.2005**	**31.12.2004** including IAS 39 (*)	**Changes** amount	%
Financial assets held for trading	51,067	57,810	-6,743	-11.7
Financial assets available for sale	4,379	4,883	-504	-10.3
Investments held to maturity	2,810	2,454	356	14.5
Due from banks	27,111	28,565	-1,454	-5.1
Loans to customers	169,478	159,369	10,109	6.3
Investments in associates and companies subject to joint control	2,091	2,174	-83	-3.8
Property, equipment and intangible assets	4,280	3,660	620	16.9
Tax assets	3,096	4,697	-1,601	-34.1
Non-current assets held for sale and discontinued operations	2,869	4,267	-1,398	-32.8
Other assets	6,354	6,721	-367	-5.5
Total Assets	**273,535**	**274,600**	**-1,065**	**-0.4**

Liabilities and Shareholders' Equity	**31.12.2005**	**31.12.2004** including IAS 39 (*)	**Changes** amount	%
Due to banks	31,771	34,220	-2,449	-7.2
Due to customers	187,590	180,521	7,069	3.9
Financial liabilities held for trading	21,249	30,033	-8,784	-29.2
Tax liabilities	1,091	1,356	-265	-19.5
Liabilities associated with non-current asset held for sale and discontinued operati	2,963	2,297	666	29
Other liabilities	8,531	8,586	-55	-0.6
Allowances for specific purpose	2,834	2,581	253	9.8
Share capital	3,596	3,561	35	1
Reserves	9,255	8,023	1,232	15.4
Valuation reserves	829	544	285	52.4
Minority interests	801	1,037	-236	-22.8
Net income	3,025	1,841	1,184	64.3
Total Liabilities and Shareholders' Equity	**273,535**	**274,600**	**-1,065**	**-0.4**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of non-current assets held for sale and discontinued operations and related liabilities and iii) the change in the consolidation area.

Gruppo Intesa

Reclassified consolidated statement of income

(in millions of euro)

	2005	2004 including IAS 39 (*)	Changes amount	%
Net interest income	5,285	4,979	306	6.1
Dividends	12	12	0	0
Profits (Losses) on investments carried at equity	151	143	8	5.6
Net fee and commission income	3,904	3,473	431	12.4
Profits (Losses) on trading	675	656	19	2.9
Other operating income (expenses)	2	-6	8	
Operating income	**10,029**	**9,257**	**772**	**8.3**
Personnel expenses	-3,207	-3,178	29	0.9
Other administrative expenses	-1,795	-1,812	-17	-0.9
Adjustments to property, equipment and intangible assets	-514	-517	-3	-0.6
Operating costs	**-5,516**	**-5,507**	**9**	**0.2**
Operating margin	**4,513**	**3,750**	**763**	**20.3**
Goodwill impairment	-6	-	6	0
Net provisions for risks and charges	-416	-296	120	40.5
Net adjustments to loans	-715	-806	-91	-11.3
Net impairment losses on other assets	-28	-77	-49	-63.6
Profits (Losses) on investments held to maturity and on other investments	834	217	617	
Income (Loss) before tax from continuing operations	**4,182**	**2,788**	**1,394**	**50**
Taxes on income from continuing operations	-1,082	-792	290	36.6
Income (Loss) after tax from discontinued operations	32	-49	81	
Minority interests	-107	-106	1	0.9
Net income	**3,025**	**1,841**	**1,184**	**64.3**

(*) Comparative figures restated using IAS/IFRS, including i) estimated impact of application of IAS 39 relating to financial instruments, ii) presentation of income (loss) after tax from discontinued operations and iii) the change in the consolidation area.

PROJECT FOR THE MERGER OF INTESA E.LAB S.p.A. IN BANCA INTESA S.p.A.

* * *

Pursuant to Art. 2501-*ter* of the Italian Civil Code the respective Boards of Directors of Intesa e.lab S.p.A. and Banca Intesa S.p.A. prepared the following project for the merger of Intesa e.lab S.p.A. in Banca Intesa S.p.A.

COMPANIES TAKING PART IN THE MERGER

Absorbing company

BANCA INTESA S.p.A.

- Società per Azioni.
- Registered office in Milano, Piazza Paolo Ferrari, 10.
- Share capital 3,613,001,195.96 euro, fully paid-in, divided into 6,015,588,662 ordinary shares and 932,490,561 unconvertible saving shares, all with nominal value 0.52 euro each.
- Milano Company Register and Fiscal Code 00799960158, VAT Code 10810700152.
- Company registered in the National Register of Banks.
- Parent Company of "Gruppo Intesa", included in the National Register of Banking Groups.
- Company member of the National Interbank Deposit Guarantee Fund and the National Guarantee Fund.

To-be-absorbed company

INTESA E.LAB S.p.A.

- Società per Azioni with sole shareholder.
- Registered office in Milano, Via Monte di Pietà, 8.
- Share capital 500,000.00 euro, fully paid-in, divided into 500,000 ordinary shares of nominal value 1.00 euro each.
- Milano Company Register and Fiscal Code and VAT Code 12077610157.
- Company subject to the direction and coordination activities of Banca Intesa S.p.A. and belonging to "Gruppo Intesa", included in the National Register of Banking Groups.

1. ARTICLES OF ASSOCIATION OF THE ABSORBING COMPANY

The merger in Banca Intesa S.p.A. of Intesa e.lab S.p.A. will not lead to any increase in the share capital of the absorbing company since the to-be-absorbed company is wholly-owned by Banca Intesa S.p.A.

Therefore, the merger will not require any changes in the Articles of Association of the absorbing company Banca Intesa S.p.A.

The text of the Articles of Association of Banca Intesa S.p.A. in force is attached to the present project under letter "A".

2. EXCHANGE RATIO AND MEANS OF ASSIGNMENT OF THE SHARES OF THE ABSORBING COMPANY – REFERENCE BALANCE SHEET SITUATIONS

In compliance with the provisions set forth by Art. 2505 of the Italian Civil Code, the merger will be carried out without any exchange ratio, considering that the absorbing company Banca Intesa S.p.A. directly holds 100% of the share capital of Intesa e.lab S.p.A..

Consequently, the absorbing company will not issue any new shares and following the finalisation of the merger Banca Intesa S.p.A. will proceed to the annulment without substitution of all the shares which make up the capital of Intesa e.lab S.p.A..

The merger will be carried out based on the financial statements as at 31st December 2005 of the companies taking part in the operation.

3. LEGAL AND TAX EFFECTS OF THE MERGER

With reference to the provisions of Art. 2501-*ter,* par. 1, No. 6, of the Italian Civil Code, the operations carried out by Intesa e.lab S.p.A. will be recorded in the financial statements of the absorbing company Banca Intesa S.p.A. as of 1st January of the year in which the merger deed comes into effect.

Fiscal effects of the merger will start from the same date.

The merger described in this project will produce effects, pursuant to Art. 2504-*bis* of the Italian Civil Code, from the date of registration of the merger deed in the Company Register of the city in which the absorbing company has its Registered Office, or from the subsequent date indicated in the merger deed.

4. OTHER PROVISIONS SET FORTH BY THE LAW

Neither Banca Intesa S.p.A. nor Intesa e.lab S.p.A. issued securities, other than shares or quotas, which may be reserved special treatment in the context of the present merger.

No particular advantage is provided for in favour of the Directors of the companies taking part in the merger.

All indicated herein does not prejudice any changes, also in the attached Articles of Association, which may be required by the Supervisory Authorities.

* * *

The operation will be approved via a public registered resolution by the Boards of Directors of Banca Intesa S.p.A. and of Intesa e.lab S.p.A., as provided for by Art. 2505, second paragraph, of the Italian Civil Code, since the prerequisites set forth in Art. 2501-*bis* of the Italian Civil Code do not apply and consistently with the Articles of Association of Banca Intesa S.p.A. and Intesa e.lab S.p.A., without prejudice to the right *ex* Art. 2505, third paragraph, of the Italian Civil Code, granted to shareholders of the absorbing company representing at least 5 per cent of share capital to request, with request sent to the company within eight days from the deposit set forth by the third paragraph of Art. 2501-*ter* of the Italian Civil Code, that the approval of the merger by the absorbing company be resolved upon by the Shareholders' Meeting pursuant to Art. 2502, first paragraph, of the Italian Civil Code.

Milano, 13th June 2006

Banca Intesa S.p.A.
The Managing Director

Intesa e.lab S.p.A.
The Chairman



ARTICLES OF ASSOCIATION

Current text as of
1st June 2006

BANCA INTESA S.p.A.

ARTICLES OF ASSOCIATION

SECTION I

CONSTITUTION, NAME, REGISTERED OFFICE, DURATION

Article 1

The Company is called "Banca Intesa S.p.A." or, as abbreviated, even only "Intesa S.p.A.".

Following the merger with Banco Ambrosiano Veneto S.p.A.(Ambroveneto S.p.A.), Cariplo-Cassa di Risparmio delle Provincie Lombarde S.p.A., Mediocredito Lombardo S.p.A. and Banca Commerciale Italiana S.p.A., the Company can use the merged companies' brands and names as brands and logos.

Article 2

The Company's registered offices are in Piazza Paolo Ferrari 10, Milano.

Subject to authorisation in accordance with regulations in force, the Company may both establish and close down representative offices and branches both in Italy and abroad.

Article 3

The duration of the Company is fixed at 31st December 2100 and may be extended.

SECTION II

CORPORATE PURPOSE AND ACTIVITIES

Article 4

The purpose of the Company is to accept savings and carry out all forms of lending activities, also through Subsidiary companies. The Company may, in compliance with regulations in force and subject to obtaining the required authorisations, provide all banking and financial services, including the creation and management of open- and closed-ended supplementary pension schemes, as well as carry out any other transactions that are necessary for, or related to, the achievement of its corporate purpose, again also through its Subsidiary companies.

As Parent Company of "Gruppo Banca Intesa" (or, as abbreviated, "Gruppo Intesa"), banking group pursuant to Art. 61 of Decree 385 of 1st September 1993, the Company issues, in its direction and co-ordination capacity, instructions to Group companies also regarding the implementation of Bank of Italy's instructions and to ensure the stability of the Group.

SECTION III

SHARE CAPITAL

Article 5

Subscribed and paid-up share capital amounts to **3,613,001,195.96** euro, represented by **6,948,079,223** shares with a nominal value of 0.52 euro each, comprising **6,015,588,662** ordinary shares and 932,490,561 non-convertible saving shares.

The Extraordinary Shareholders' Meeting held on 17th December 2002 pursuant to Art. 2443 of the Italian Civil Code, delegated to the Board of Directors the power to increase share capital, one or more times, within a five-year period, for a maximum amount of 52,000,000.00 euro (now **61,653.28** euro), via the issue of up to a maximum of 100,000,000 (now **118,564**), ordinary shares of nominal value 0.52 euro each. The new shares will be offered for subscription to employees of Banca Intesa and Subsidiary companies subject to the latter's control.

The Board of Directors on 26th April 2006, in partial and residual execution of the power delegated pursuant to Art. 2443 of the Italian Civil Code outlined in the preceding paragraph, resolved upon an increase, in dividable form, in share capital for a maximum of 16,751,479.68 euro via the issue of up to a maximum of 32,214,384 ordinary shares of nominal value 0.52 euro each to be subscribed within 31st May 2007.

Share capital may be increased also with non-cash contributions within the limits set forth by the law.

Article 6

Shareholders are bound by the Articles of Association.

The domicile of each Shareholder for the delivery of the Company's notices and communications is the address recorded in the Shareholders' Register.

SECTION IV

GENERAL SHAREHOLDERS' MEETINGS

Article 7

A Shareholders' Meeting, called and constituted in accordance with the Articles of Association, is deemed to represent all Shareholders. Resolutions passed in accordance with the law and the Deed of Incorporation are binding on all Shareholders, irrespective of their attendance or agreement.

Article 8

Without prejudice to what provided for by convocation powers contained in specific regulations, the Board of Directors may call General Shareholders' Meetings to be held at the Company's Registered Office or elsewhere in Italy as provided in the convocation notice.

The convocation notice must be published according to the terms set forth by the law on the Official Gazette of the Republic of Italy and on the daily newspaper Il Sole 24 Ore. The Extraordinary Shareholders' Meeting may be summoned on third call.

Article 9

Shareholders may intervene at the Shareholders' Meeting by proving their right to take part in the Meeting as provided for by current regulations; the communications of the intermediary which issued the certifications required by the law must be received by the Company within two days before the Shareholders' Meeting.

Each ordinary share confers the right to cast one vote.

Shareholders may be represented by a proxy appointed in the form specified by the law.

The Chairman of the General Shareholders' Meeting must verify the regularity of the proxies presented.

Article 10

A General Shareholders' Meeting must be called at least once a year, no later than a hundred and twenty days after the end of the accounting period.

Should the cases provided for by the law justify it, the General Shareholders' Meeting may be called no later than a hundred and eighty days after the end of the accounting period. The Directors illustrate the reasons for the delay in their report required by Art. 2428 of the Italian Civil Code.

Article 11

The Chairman of the Board of Directors or his substitute, according to Art. 21 below, shall be the Chairman of the General Shareholders' Meeting.

The Chairman of the General Shareholders' Meeting shall verify that the Meeting is constitutional and ascertain the right of Shareholders to intervene and vote, as well as direct and regulate the discussion and business and decide upon the means of voting and proclaim the relative results.

The Chairman shall be assisted by a Secretary appointed by the Shareholders present, if minutes are not required to be kept by a notary public, and if desired by two scrutineers chosen by the Chairman from those present.

Article 12

The Meeting and its resolutions shall be deemed valid if they comply with the law.

Article 13

Save for what provided for by the rules regarding the appointment of Statutory Auditors, contained in Art. 23 below, the Meeting shall appoint Directors by a simple majority of the votes cast.

A ballot will be held if two or more candidates receive equal votes.

SECTION V

BOARD OF DIRECTORS

Article 14

The Company shall be administered by a Board composed of between 15 and 25 Directors elected by the General Shareholders' Meeting.

Directors shall remain in office, as resolved by the General Shareholders' Meeting, for a maximum of three financial years, and expire at the date of the General Shareholders' Meeting called to approve the last financial statements of their appointment and may be re-appointed.

The entire Board shall be dissolved with effect from the appointment of a new Board if, for whatever reason, the number of members falls to or below half of that fixed.

Article 15

The Board, for the period of its term, shall elect a Chairman and one or more Deputy Chairmen from among its members.

The Board shall appoint an Executive Committee and may also appoint one or two Managing Directors from among its members.

Article 16

Without prejudice to what provided for by convocation powers reserved by the law to the Board of Statutory Auditors, the Chairman, or his substitute, according to Art. 21 below, shall call the Board of Directors meeting at least once every two months and in any case any time he deems necessary or whenever one fourth of the Directors in office presents a written request, containing the reasons for the meeting.

The Chairman, or his substitute, shall determine the agenda of the meeting which must be communicated to Board members and to Statutory Auditors.

The convocation notice will contain the date, the time and the place of the meeting which may not be the Company's registered office provided it is in the European Union and must be sent by any appropriate means at least four days in advance or, in the case of emergencies, at least 24 hours in advance.

The notice may also contain the indication of the places from which to participate through teleconference connection systems according to Art. 17, par. 2, below.

Article 17

The quorum for the running of Board business shall be the majority of appointed Directors. In the absence of the Chairman, Board Meetings shall be chaired by his substitute according to Art. 21 below.

Members may attend the Board of Directors' meetings by means of adequate teleconference connections, provided that all those which are eligible to take part may use this means of participation, may be identified, take part and speak when business is in process as well as receive, transmit or analyse documents. In this case the Board of Directors is considered to be held in the place in which the Chairman and the Secretary are located.

Resolutions will be passed by an absolute majority of the votes cast by show of hands of the Directors in attendance, excluding abstentions. In the case of parity, the Chairman of the Meeting will have the casting vote.

The Board will appoint a Secretary and a Deputy, who will be subject to a duty of professional secrecy. The Secretary is responsible for taking and keeping the minutes of each Meeting, which must be signed by both the Secretary and the Chairman of the Meeting.

Article 18

Save for what provided for by the provisions set forth in Art. 2389, par. 3 of the Italian Civil Code concerning the Chairman, the Deputy Chairmen and, if appointed, the Managing Directors, all Board members are entitled to an annual salary, attendance fees for Board and Committee meetings and the reimbursement of expenses incurred in the performance of their duties.

Directors cannot receive more than one attendance fee per day.

The level of remuneration and attendance fees shall be set by the General Shareholders' Meeting.

Article 19

The Board of Directors shall have the widest powers of ordinary and extraordinary administration, including the power to cancel or reduce mortgages also following the incomplete payment of the related loans, as well as all other competencies reserved by the law or by the Articles of Association to the Board of Directors.

In addition to responsibilities that cannot legally be delegated, the Board of Directors has the responsibility for the following decisions:

a) determination of general operating policy;

b) appointment of one or two Managing Directors and the delegation of the related powers;

c) appointment of one or more General Managers, of one or more Joint General Managers, of one or more Deputy General Managers and the delegation of their related powers as proposed by the Managing Directors, if appointed;

d) purchase and sale of equity investments which lead to changes in the Banking Group;

e) determination of general organisational structure as well as the creation of Committees or Commissions with consultative or co-ordination functions;

f) determination of criteria for the co-ordination and direction of Group companies and for the implementation of the instructions issued by the Bank of Italy.

The resolutions on the matters listed below are also exclusively attributed to the Board of Directors, as provided for by Art. 2436 of the Italian Civil Code:

a) mergers in the cases provided for by Articles 2505 and 2505-bis of the Italian Civil Code;

b) establishment or closure of secondary registered offices;

c) indication of which Directors may represent the Company;

d) reduction of share capital in case of recess of a shareholder;

e) changes in the Articles of Association to comply with new legal provisions;

f) transfer of the registered office to another city in Italy.

The Board of Directors, working within the law and the Articles of Association, may delegate its powers to the Executive Committee or to the Managing Directors, if appointed, together with the limits of the delegated powers.

The Board may also delegate powers, within predefined limits, to Company personnel on the basis of the functions or post held, or to Committees made up by Group companies' personnel.

The decisions taken by deleguees with regard to lending must be notified to the Executive Committee according to the means and timing fixed by the Board of Directors, and reported to the Executive Committee or the Board; the latter will in any case be sent periodic information regarding total volumes granted.

The Board of Directors will also determine the means and the timing according to which the most significant decisions regarding other matters taken by deleguees must be notified to the Board.

In urgent cases when the Executive Committee is unable to meet, according to Art. 20 below, the Chairman of the Board of Directors may take decisions normally made by the Board of Directors and the Executive Committee with the exception of decisions for which the Board of Directors may be exclusively responsible as set forth in this article. Should the Chairman be absent or unavailable, the Deputy Chairman who substitutes him, pursuant to Art. 21 below, or in the case of absence or unavailability of the Deputy Chairman or Chairmen, either one of the Managing Directors, if appointed, may take decisions as described above. The decisions taken must be made known at the next Meeting of the respective bodies.

Directors must inform Statutory Auditors rapidly, and in any case at least quarterly, whenever a Board of Directors Meeting or an Executive Committee Meeting takes place or by means of a report on the development of operations and on particularly important transactions in economic, financial or capitalisation terms, carried out by the Company or by Subsidiary companies. In particular, save for what provided for by the provisions set forth in Art. 2391 of the Italian Civil Code, information is supplied regarding transactions in which Directors have an interest, on their own behalf or on behalf of third parties.

Again in the Board of Directors Meetings and at least quarterly the delegated bodies report to the Board of Directors and the Board of Statutory Auditors on the general development of operations, their forecasted development as well as the most significant transactions carried out by the Company and by its Subsidiaries.

SECTION VI

EXECUTIVE COMMITTEE

Article 20

The Executive Committee remains in office for a period set by the Board of Directors which also determines its powers, its responsibilities and its working methods and may change all or part of Executive Committee members.

The Executive Committee shall be composed of between 5 and 10 members, including the Chairman of the Board of Directors, who shall also be Chairman of the Committee, and the Managing Directors, if appointed.

The Board of Directors shall determine the frequency of Executive Committee Meetings.

The means of convocation of the Executive Committee are determined by the Committee itself.

In urgent cases the Committee may take decisions regarding any matter which is not exclusively reserved to the Board of Directors. Such decisions must be made known at the next Board of Directors Meeting.

The quorum necessary for the running of business by the Executive Committee shall be the majority of appointed members; voting will be carried out by show of hands and resolutions will be approved by a majority of those present, excluding abstentions. Resolutions must be recorded in minutes which must be signed by the Chairman and by the Secretary.

The Chairman shall hold a casting vote, in case of parity.

The Secretary of the Board of Directors or, in case of absence, his substitute, shall be the Secretary of the Executive Committee.

SECTION VII

CHAIRMAN

Article 21

The Chairman of the Board of Directors has the powers set forth in the Articles of Association of the Company and is responsible for the direction and co-ordination of Company business and for the activities of the bodies in which he takes part as well as for the Managing Directors, if appointed.

Without prejudice to what provided for by provisions regarding resolutions in urgent cases set forth in Art. 19, in the case of absence or unavailability of the Chairman, his functions are carried out by the Deputy Chairman. Should there be two or more Deputy Chairmen, such functions are carried out by the Deputy Chairman with the longest uninterrupted service or, in the case of parity of service, by the eldest Deputy Chairman. If none of the Deputy Chairmen is available, either one of the Managing Directors, if appointed, shall carry out such functions. In the case of absence or unavailability of the latter, Chairman functions will be carried out by the longest serving Director present and, in the case of parity of service, by the eldest Director.

In dealings with third parties, the signature of whoever substitutes the Chairman is proof of his absence or unavailability.

SECTION VIII

MANAGING DIRECTORS

Article 22

The Managing Directors, if appointed, supervise the company's management within the powers they have been delegated and according to the general guidelines resolved upon by the Board of Directors. They are responsible for personnel management and determine the operational directives which are executed by General Management.

The Managing Directors are in charge of executing the resolutions of the Board of Directors and the Executive Committee with the aid of the General Management.

SECTION IX

STATUTORY AUDITORS

Article 23

The Board of Statutory Auditors is made up of five Auditors and two Alternate Auditors.

As provided for by Ministerial Decree 162 of 30th March 2000, Statutory Auditors are chosen among candidates with professional requirements set forth in Art. 1, par. 1 of the aforementioned Ministerial Decree and in par. 2, letters a), b) and c) of Art.1. For the sole purpose of verification of professional requirements and referring to letters b) and c), it must be noted that the areas of activity closely related to those of the Company are credit, near-banking, financial and insurance.

Save for what provided for by different unanimous resolution by the General Shareholders' Meeting, the election of Statutory Auditors shall take place on the basis of lists drawn up by shareholders according to the following rules:

a) Shareholders representing at least 1% of ordinary share capital may submit a list of candidates listed in order of preference, by depositing it at the Company's registered office at least 10 days before the date of the Shareholders' Meeting on first call; if such conditions are not met the list will not be valid. In order to prove the holdings of the number of shares necessary to submit the list, Shareholders must include copies of the certificates for participation to the General Shareholders' Meeting;

b) each Shareholder may submit and vote one list of candidates and every candidate may only take part in one list. If such conditions are not met the candidate will not be eligible;

c) Shareholders which have stipulated Voting Syndicates, irrespective of the type and purpose of the agreement, may present and vote only one list;

d) together with each list, and within the terms for its presentation at the Company's registered office, each candidate must deposit a declaration in which he/she accepts the candidature and declares under their responsibility that no ineligibility exceptions apply and that they meet the requirements for the office of Statutory Auditor contained in current regulations and in the Articles of Association.

In order to elect the Board of Statutory Auditors the following procedure must be followed:

a) three Auditors and one Alternate Auditor are chosen according to the progressive order in which they are listed in the list which has obtained the highest number of votes;

b) the remaining two Auditors and the second Alternate Auditor are chosen from the other lists; the votes obtained for each of the lists are divided by one, two, and three. The resulting quotients are progressively assigned to the candidates of each list according to the order included in each list. The quotients attributed to the candidates of each list are registered in decreasing order in one list: the two candidates with the highest quotients are elected Auditors whereas the candidate with the third highest quotient is elected Alternate Auditor.

Should more than one candidate have the same quotient, the candidate from a list in which no candidates have been elected shall be preferred; if no Auditors have been elected from those lists, the election will take place by means of a ballot.

The Board of Statutory Auditors will be chaired by the candidate indicated in the first position on the list which has obtained the highest number of votes.

Should only one list of candidates be submitted the Auditors and Alternate Auditors will all be chosen from that list.

Should no minority list receive votes, the integration of the Board of Statutory Auditors will take place by means of a resolution passed with the majority of votes of Shareholders present at the Meeting.

Should no list be submitted within the terms, the Meeting will pass a resolution with the majority of votes of Shareholders present at the Meeting.

The Auditors from the list which has obtained the majority of votes expressed by Shareholders, will be substituted by the Alternate Auditor from the same list; in the case of substitution of an Auditor from the other lists, the Alternate Auditor elected pursuant to letter b) of the fourth paragraph of this article will take his place.

The Meeting called to integrate the Board of Statutory Auditors as set forth in regulations will do so in accordance to the minority representation principle.

The post of Statutory Auditor for the Company is incompatible with similar appointments in more than five other listed companies, with the exclusion of companies which are part of the banking group "Gruppo Banca Intesa".

For this purpose each Statutory Auditor must therefore submit to the Board of Directors a declaration containing, if necessary, the mention of the resignation from incompatible posts.

If the declaration described in the preceding paragraph is not provided within thirty days from the appointment, or as a consequence of the subsequent acceptance of posts which are incompatible, the forfeiture from the post of Statutory Auditor will automatically apply.

The provisions set forth above in paragraphs 12, 13 and 14 do not apply to Alternate Auditors even in the periods when they are substituting the Auditors.

Statutory Auditors remain in office for three financial years and expire at the date of the General Shareholders' Meeting called to approve the last financial statements of their appointment. They may be re-elected.

The General Meeting shall also fix the annual emoluments of each Auditor for his entire period in office. In addition to the reimbursement of expenses incurred in the performance of their duties, Auditors are entitled to attendance fees for presence at Meetings of the Board of Directors and the Executive Committee. These fees will be set by the General Meeting.

Statutory Auditors cannot receive more than one attendance fee per day.

The auditing of the financial statements is executed by an auditing company appointed as set forth by the law.

SECTION X

LEGAL REPRESENTATIVE, COMPANY SEAL

Article 24

The Chairman of the Board of Directors shall be the Company's legal representative in dealings with third parties and in court and he is in charge of the company seal.

The Chairman has the power to promote legal action in any judicial or administrative courts, included the power to propose legal proceedings as well as hire attorneys, with general mandates, for litigations.

If the Chairman is absent or unavailable, his substitute according to Art. 21 above, shall be the Company's legal representative, be in charge of the company seal, and have the powers set forth above.

In dealings with third parties, the signature of whoever substitutes the Chairman is proof of his absence or unavailability.

The Managing Directors and the General Managers, if appointed, are in charge of the company seal and are the Company's legal representatives in the legal acts, the contracts and the documents and the correspondence in general regarding the

Company; in case of absence or unavailability of the General Managers, legal representation must go to whoever substitutes them according to Art. 25 below.

The Board may, for certain legal acts and transactions, grant to third parties the power to represent the Company and the related power to sign on behalf of the Company.

The Board may authorise Company personnel to sign on behalf of the Company, normally jointly, or for the categories of legal acts specified by the Board, even singularly.

The Chairman may grant special powers to third parties, for the specific legal acts or categories of acts, contracts and documents relating to transactions decided upon by the Company's competent bodies. A similar faculty, within the limits of delegated powers, is given to the Managing Directors and the General Managers, if appointed.

SECTION XI

GENERAL MANAGEMENT

Article 25

General Management consists of one or more General Managers and/or one or more Joint General Managers and/or one or more Deputy General Managers.

Taking account of their respective functions and responsibilities, these officers will implement the decisions taken by the Board of Directors, the Executive Committee and the Managing Directors, if appointed, as well as those taken urgently by the Chairman, pursuant to Articles 19 and 20. General Management is responsible for routine operations using the staff at its disposal.

For the exercise of its functions General Management reports to the Managing Directors.

In case of absence or unavailability of the General Managers, the latter are substituted, according to the criteria determined by the Board of Directors, by one of the Joint General Managers or, if unavailable, by one of the Deputy General Managers.

In dealings with third parties, the signature of whoever substitutes the General Managers is proof of their absence or unavailability.

SECTION XII

FINANCIAL STATEMENTS - ALLOCATION OF NET INCOME

Article 26

The Company's accounting period closes on 31st December each year.

The Board of Directors will prepare financial statements in accordance with legal requirements.

Article 27

Net income reported in the financial statements, minus the portion allocated to legal reserve, will be distributed as follows:

a) to non-convertible saving shares a dividend of up to 5% of the nominal value of the non-convertible saving shares.
If the dividend is less than 5% of the nominal value of the non-convertible saving shares, the difference will be added to the preferred dividend paid in the following two accounting periods;

b) retained earnings made available for distribution by the General Meeting, net of the above dividend, will be allocated to all shares so that the dividend per saving share will be 2% of nominal value of the shares higher than that per ordinary share;

c) any undistributed earnings will be allocated to the extraordinary and other reserves, without prejudice to the fact that a portion of such earnings may be used for charities and to support social and cultural activities, through the creation of a specific reserve to be used by the Board of Directors.

Article 28

Unclaimed and forfeited dividends will be remitted to the Company and allocated to the extraordinary reserve after the legally established time period.

SECTION XIII

SAVING SHARES

Article 29

Saving shares, which may be in bearer form, give the power to intervene and vote in the Special Meeting of saving shares holders.

Saving shares shall be attributed privileged dividends as set forth in Art. 27.

Saving shares have the same rights as other shares should the reserves be distributed.

In the case of liquidation of the Company, saving shares shall have pre-emptive rights with regard to the reimbursement of the entire nominal value of the shares.

The reduction in share capital following losses does not include the reduction in the nominal value of saving shares with the exception of the part which exceeds the total nominal value of other shares.

In the case of exclusion from negotiations in regulated markets of the Company's ordinary or saving shares, the latter maintain their rights and characteristics, unless otherwise decided upon by the Extraordinary and Special Shareholders' Meetings.

Article 30

The Common Representative of saving shares holders is appointed for three financial years.

The compensation of the Common Representative is fixed in 10% (ten per cent) of the compensation of the Chairman of the Board of Statutory Auditors and shall be paid by the Company. The Special Meeting can resolve upon further compensation, which will be paid from the reserve set up in order to cover expenses necessary in order to safeguard common interests.

The Common Representative has the same obligations and powers contained in regulations in force. The Chairman of the Board of Directors informs without delay the Common Representative, by means of specific communications, on Company operations which may influence the price of saving shares and in particular on proposals which the Board of Directors has resolved to submit for the approval of the Meeting regarding capital operations, mergers and spin-offs.

SECTION XIV

RECESS

Article 31

Shareholders have the right of recess in the sole cases in which this right is intransgressably provided for by the law. The right of recess is excluded for shareholders who did not take part in the approval of the resolutions regarding the extension of the Company's duration and/or the introduction, change or elimination of constraints to the circulation of shares.

SECTION XV

FINAL CONSIDERATIONS

Article 32

For matters not provided for in the Articles of Association, regulations in force apply.

* * *

This version of the Articles of Association is that currently in force, as modified in Art. 5 (Share Capital), following the partial execution of the capital increase resolved upon by the Board of Directors' Meeting held on 26th April 2005.

Explanation added for the translation into English.
This English translation of the Italian original has been prepared solely for the convenience of the reader. The original version in Italian takes precedence.